



**2022**
ANNUAL
REPORT

**2023**
PROXY
STATEMENT

Letter from our Executive Chairman and fellow Exelarator, Par Chadha

October 26, 2023

Fellow Shareholders,

I am humbled to serve as your Executive Chairman and to serve our more than 15,000 strong employees in 21 countries in partnering with over 4,000 customers on their digital transformation journey. We have been productive since the last annual meeting, in 2022. Most recently, in July, we undertook a significant step in our long-term debt reduction strategy. In June, we divested our hardware business. And in October of last year, we signed the merger agreement to take our European business public, which we hope to complete imminently.

In this age of increasing interest rates, we are doing our best to reduce our debt obligations so that we can reinvest in the growth of the business. Recently in July, we completed an exchange whereby approximately $1,271 million of long-term debt was exchanged for $1,017 million of new long-term debt, of which $768 million is held by third parties. In our debt reduction journey, we have brought our debt from a peak of more than $1.6 billion in June 2021, down to approximately $800 million today, effectively reducing it by half.
We have a path to further reduce the long-term debt through the divestment of a business.

In line with our mission to improve focus and redeploy capital to support growth initiatives, in June, we completed the divestment of the high-speed scanner manufacturing and maintenance business. This divestment is another example of our ability to divest non-core assets during turbulent market conditions at attractive valuations.

In October, 2022, we announced the merger agreement of our European business with CF Acquisition Corp. VIII, to be renamed XBP Europe upon completion. Exela will be the largest shareholder of the business that streamlines bills and payments processes across Europe and is expected to be listed on Nasdaq.

We made progress in stabilizing and improving our performance metrics and we remain focused on further improving our financial performance. We are well positioned with a supply chain across 6 continents, to serve our customers including some of the most valuable companies in the world.

No letter to shareholders would be complete without an expression of gratitude to our shareholders and our fellow employees, worldwide. Our team continues to deliver to our customers despite the challenging global geopolitical and macroeconomic environment. These challenges continue to impact us in various ways, especially on the rising costs front, which remain a threat to our improving margins.

As we continue to execute our strategy towards a stronger Exela, we take some comfort in our ability to weather the challenges thus far. Our work is far from done, but we have a solid blueprint against which we are executing so that our shareholders can enjoy the value created by our diverse assets.

Par Chadha
Executive Chairman

# PROXY STATEMENT & MEETING NOTICE



## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO
## BE HELD DECEMBER 5, 2023

The Annual Meeting of Stockholders (the "Annual Meeting") of Exela Technologies, Inc. ("Exela" or the "Company") will be conducted virtually at www.virtualshareholdermeeting.com/XELA2023, at 9:00 a.m., Central Time, on December 5, 2023 for the purpose of:

1.   Electing to the Board of Directors the two nominees named in the accompanying Proxy Statement who have been nominated by the Board of Directors to serve as Class C directors and whose current terms will expire at the Annual Meeting;

2.   Acting upon a proposal to approve, on a non-binding, advisory basis, compensation of the Company's named executive officers as described in the accompanying Proxy Statement;

3.   Acting upon a proposal to approve the Exela Technologies, Inc. 2023 Stock Incentive Plan;

4.   Acting upon a proposal to approve the Certificate of Designations of the Company's Series B Cumulative Convertible Perpetual Preferred Stock to allow the Company, in its sole discretion, to have the ability to (a) pay dividends in shares of Common Stock, (b) pay less than all of the accrued dividends, and (c) pay dividends on any date designated by the Company's board of directors for the payment of dividends;

5.   Acting upon a proposal to approve one or more adjournments of the Annual Meeting, if necessary or appropriate, if a quorum is present, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve Proposal No. 4.

The Board of Directors has fixed the close of business on October 9, 2023 as the date for determining stockholders of record entitled to receive notice of, and to vote at, the Annual Meeting. The Board of Directors unanimously recommends that stockholders vote their shares in favor of the election of the Class C nominees, and in favor of Proposals 2, 3, 4, and 5.

This Notice and accompanying Proxy Statement and proxy or voting instruction card will be first mailed to you and to other stockholders of record commencing on or about October 26, 2023. All stockholders are cordially invited to attend the Annual Meeting. The Annual Meeting will be held in a virtual meeting format so as many stockholders as possible can participate. Whether or not you plan to attend the Annual Meeting, I hope that you will vote as soon as possible. Please review the instructions on the proxy or voting instruction card regarding your voting options.

By Order of the Board of Directors

Par Chadha
Executive Chairman
October 26, 2023

**TABLE OF CONTENTS**

**Exela Technologies, Inc.**
**2701 E. Grauwyler Road**
**Irving, Texas 75061**

**PROXY STATEMENT**

**Questions and Answers About the Annual Meeting and Voting**

*Why did I receive this Proxy Statement?*

We have sent you this Notice of Annual Meeting and Proxy Statement and proxy or voting instruction card because the Board of Directors (the "Board of Directors" or the "Board") of Exela Technologies, Inc. ("Exela" or the "Company," "we" and "us") is soliciting your proxy to vote at our 2023 Annual Meeting of Stockholders (the "Annual Meeting") to be held on December 5, 2023. This Proxy Statement contains information about the items being voted on at the Annual Meeting and information about us.

*Who is entitled to vote?*

You may vote on each matter properly submitted for stockholder action at the Annual Meeting if you were the record holder of our common stock, par value $0.0001 per share ("Common Stock"), or the record holder of our Tandem Preferred Stock, par value $0.0001 per share (the "Tandem Preferred Stock"), which trades with our 6.00% Series B Cumulative Convertible Perpetual Preferred Stock ("Series B Preferred Stock") and entitles the holder thereof to 1 vote per 200 shares of Tandem Preferred Stock, as of the close of business on October 9, 2023 (the "Record Date"). The Tandem Preferred Stock functionally provides voting rights for holders of Series B Preferred Stock. The holders of the Tandem Preferred Stock vote with the holders of the Common Stock as a single class on all matters submitted to a vote of the stockholders of the Company. The holders of Series B Preferred Stock (excluding shares held by the Company's Affiliates, as defined in the Series B Certificate of Designations (as defined below)), voting as a separate class, have the right to cast one (1) vote per share of Series B Preferred Stock in connection with Proposal 4 and will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis. Additionally, record holders of our Special Voting Preferred Stock, par value $0.0001 per share (the "Special Voting Stock"), as of the close of business on October 9, 2023 may vote on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) along with the holders of Common Stock and Tandem Preferred Stock. On October 9, 2023, there were 6,365,353 shares of our Common Stock, 3,029,900 shares of our Tandem Preferred Stock, and 1,000,000 shares of our Special Voting Stock outstanding and entitled to vote at the Annual Meeting.

*What am I voting on?*

You will be voting on the following:

*Proposal 1*:   To elect to the Board of Directors the two nominees named in this Proxy Statement who have been nominated by the Board of Directors to serve as Class C directors and whose current terms will expire at the Annual Meeting;

*Proposal 2*:   To approve, on a non-binding, advisory basis, compensation of the Company's named executive officers as described in this Proxy Statement;

*Proposal 3*:   To approve the Exela Technologies, Inc. 2023 Stock Incentive Plan;

*Proposal 4*:   To approve an amendment to the Certificate of Designations of the Company's Series B Cumulative Convertible Perpetual Preferred Stock to allow the Company, in its sole discretion, to have the ability to (a) pay dividends in shares of Common Stock, (b) pay less than all of the accrued dividends, and (c) pay dividends on any date designated by the Company's board of directors for the payment of dividends; and

*Proposal 5*:   To approve one or more adjournments of the Annual Meeting, if necessary or appropriate, if a quorum is present, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve Proposal No. 4 (the "Adjournment Proposal").

*How many votes do I have?*

*Common Stock*.    Each share of our Common Stock that you own entitles you to one vote on each matter properly submitted for stockholder action at the Annual Meeting.

*Tandem Preferred Stock*:    Each share of our Tandem Preferred Stock that you own entitles you to 1 vote per 200 shares of Tandem Preferred Stock. The Tandem Preferred Stock functionally provides voting rights for holders of Series B Preferred Stock. The holders of the Tandem Preferred Stock vote with the holders of the Common Stock as a single class on all matters submitted to a vote of the stockholders of the Company.

*Series B Preferred Stock*:    The holders of Series B Preferred Stock (excluding shares held by Affiliates), voting as a separate class, have the right to cast one (1) vote per share of Series B Preferred Stock in connection with Proposal 4 and will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis.

*Special Voting Stock*.    The holder of record of our Special Voting Stock has the right to vote only on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal), and is entitled to 20,000 votes per share of Special Voting Stock outstanding as of the Record Date. The Special Voting Stock will vote with the holders of Common Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) as a single class. The Special Voting Stock will not be entitled to vote on any other matter submitted to the Company's stockholders. Promptly following the conclusion of the meeting at which Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) will be voted upon, all of the outstanding shares of Special Voting Stock will be redeemed for its par value of $100.

The holder of the Special Voting Stock, GP-HGM LLC, has entered into a voting agreement, providing that it will vote all shares of Special Voting Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) in the same proportion as the votes cast on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) by the holders of Common Stock and Tandem Preferred Stock (excluding abstentions and, if applicable, broker non-votes). By way of example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock attend the meeting and, of that 40%, holders of 80% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 20% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote against Proposal 4, then the holder of the Special Voting Stock will cause 80% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 20% of the voting power of the outstanding shares of Special Voting Stock to be voted against Proposal 4. By way of further example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock attend the meeting and, of that 40%, holders of 70% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 30% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote against Proposal 4, then the holder of the Special Voting Stock will cause 70% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 30% of the voting power of the outstanding shares of Special Voting Stock to be voted against Proposal 4.

***Why is the Company seeking approval of the Exela Technologies, Inc. 2023 Stock Incentive Plan?***

We believe that approval of the Exela Technologies Inc. 2023 Stock Incentive Plan (the "2023 Plan") is essential to our continued success. Under the 2023 Plan, we will be authorized to issue up to 500,000 shares of Common Stock. Our Board believes that equity compensation of the type available for grant under the 2023 Plan, a stock-based incentive plan, furthers our goal of creating long-term value for our stockholders by fostering an ownership culture that encourages a focus on long-term performance, retention, and stockholder value-creation, and exposes participants to economic diminishment if our share performance lags. In addition, if the 2023 Plan is not approved, we will need to grant cash-based or other awards in order to remain competitive; these awards may not align the interests of our key employees and non-employee directors as closely with those of our stockholders as equity awards. Furthermore, the use of cash resources to deliver competitive pay would divert cash from use in running other aspects of our business and investing in future product development. Finally, if the 2023 Plan is not approved, we would be at a significant disadvantage relative to our competitors for attracting, motivating, rewarding and retaining the high caliber individuals critical to our growth and profitability as we would not be able to offer equity, with its upside potential.

***What is the purpose of the Special Voting Stock?***

In order for the Amendment to Series B Certificate of Designations Proposal to be adopted, it must be approved by (i) the holders of a majority in voting power of the outstanding shares of capital stock entitled to vote thereon and (ii) the holders of a majority of the outstanding shares of our Series B Preferred Stock voting as a single class through the Tandem Preferred Stock on a one (1) vote per share basis, excluding shares held by "Affiliates" of the Company. "Affiliates" is defined in the Certificate of Designations, Preferences, Rights and Limitations of the Series B Preferred Stock (the "Series B Certificate of Designations") to have the meaning ascribed to it under Rule 144 of the Securities Act of 1933, as amended, as in effect on the date the Series B Certificate of Designations became effective.

The Board of Directors is concerned that while the holders of the Company's Common Stock and Tandem Preferred Stock may favor the Amendment to Series B Certificate of Designations Proposal, the Company will not be able to obtain the vote of the holders of a majority in voting power of the outstanding Common Stock and Tandem Preferred Stock, voting together as a single class, in favor of Proposal 4. This concern is based on the widely dispersed stock holdings of the Company's stockholders, and the Company's recent annual meetings of stockholders. In connection with the Company's 2021 annual meeting, for example, the Company had difficulty obtaining a quorum of shares, which at the time required a majority of the outstanding shares of Common Stock. As a result, the Company postponed the meeting in order to amend its Bylaws to reduce the quorum requirement and to solicit additional proxies.

The Company created the Special Voting Stock and entered into the voting agreement with the holder thereof, GP-HGM LLC, for the sole purpose of ensuring that if holders of a majority in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock attending the Annual Meeting vote in favor of Proposal 4 (the Amendment to Series B Certificate of Designations Proposal), that the Amendment to Series B Certificate of Designations Proposal will be approved under Delaware law, enabling the Company to effectuate the Amendment to Series B Certificate of Designations. The Special Voting Stock will not otherwise affect the ownership of, and voting rights in, the Company, and will be redeemed following the Annual Meeting.

***How do I vote?***

If you are a holder of record of the Common Stock as of October 9, 2023, you may vote online at the Annual Meeting or by submitting a proxy for the Annual Meeting. Whether or not you plan to attend the Annual Meeting online, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Annual Meeting and vote online if you have already voted by proxy.

If your Exela shares are held in "street name" by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote your shares online at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

***What if I return my proxy or voting instruction card but do not mark it to show how I am voting?***

Your shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If no direction is indicated, your shares will be voted "FOR" the election of the Class C nominees and "FOR" Proposals 2, 3, 4, and 5.

***May I change my vote after I return my proxy or voting instruction card?***

You may change your vote at any time before your shares are voted at the Annual Meeting in one of three ways:

- Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

- Submit another proxy by mail, telephone or the Internet (or voting instruction card if you hold your shares in street name) with a later date; or

- Vote virtually at the Annual Meeting.

***What does it mean if I receive more than one proxy or voting instruction card?***

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your shares using all of your proxy or voting instruction cards.

***What constitutes a quorum?***

The presence, virtually, or by proxy duly authorized, of the holders of both (a) one-third of the voting power of the outstanding Common Stock and Tandem Preferred stock entitled to vote and (b) one-third of the voting power of the outstanding capital stock entitled to vote. If, however, such quorum shall not be present or represented, the chairperson for the meeting or the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote, present virtually or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. Abstentions and "broker non-votes" are counted as shares "present" at the meeting for purposes of determining whether a quorum exists. A "broker non-vote" occurs when shares held of record by a bank, broker or other holder of record for a beneficial owner are deemed present at the meeting for purposes of a quorum but are not voted on a particular proposal because that record holder does not have discretionary voting power for that particular matter under the applicable rules of the Nasdaq Stock Market LLC ("Nasdaq") and has not received voting instructions from the beneficial owner.

***What vote is required in order to approve Proposals 1, 4, 5, and 6?***

**Proposal 1 (Election of Directors)**:   The two nominees named in this Proxy Statement who have been nominated by the Board of Directors to serve as Class C directors will be elected to the Class C directorships by a plurality in voting power of the outstanding shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the two nominees with the most votes cast in their favor will be elected to the Class C directorships. Votes withheld from one or more director nominees will have no effect on the election of any director from whom votes are withheld. If you do not want to vote your shares for a nominee, you may indicate that in the space provided on the proxy card or the voting instruction card or withhold authority as prompted during telephone or Internet voting. In the unanticipated event that a director nominee is unable or declines to serve, the proxy will be voted for such other person as shall be designated by the Board of Directors to replace the nominee, or the Board may choose to reduce the number of directors.

**Proposal 3 (Approval of the Exela Technologies, Inc. 2023 Stock Incentive Plan)**:   This proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or represented by proxy at the Annual Meeting and entitled to vote on Proposal 3. Abstentions will have the effect of votes against the proposal. "Broker non-votes," if any, will not have any effect on the adoption of this proposal.

**Proposal 4 (the Amendment to Series B Certificate of Designations Proposal)**:   This proposal requires the affirmative vote of (i) holders of a majority in voting power of the outstanding shares of Common Stock, Tandem Preferred Stock, and Special Voting Stock entitled to vote thereon, voting together as a single class and (ii) holders of a majority of the outstanding shares of Series B Preferred Stock, excluding shares held by "Affiliates" (as defined in the Series B Certificate of Designations) of the Company. The holders of Common Stock have the right to cast one (1) vote per share of Common Stock on this proposal. The holders of Tandem Preferred Stock have the right to cast one (1) vote per 200 shares of Tandem Preferred Stock on this proposal. The holders of Series B Preferred Stock (excluding shares held by Affiliates), voting as a separate class, have the right to cast one (1) vote per share of Series B Preferred Stock in connection with Proposal 4 and will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis. The holder of the Special Voting Stock has the right to cast 20,000 votes per share of Special Voting Stock on this proposal. The holder of the Special Voting Stock, GP-HGM LLC, has entered into a voting agreement, providing that it will vote all shares of Special Voting Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) in the same proportion as the votes cast on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) by the holders of Common Stock and Tandem Preferred Stock (excluding abstentions and, if applicable, broker non-votes). By way of example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, attend the meeting and, of that 40%, holders of 70% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 30% in voting power of the shares of Common Stock and Tandem Preferred Stock, voting together as a single class, present vote against Proposal 4, then the holder of the Special Voting Stock will cause 70% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 30% of the voting power of the outstanding shares of the Special Voting Stock to be voted against Proposal 4. The Special Voting Stock and the related voting agreement mean that the Amendment to Series B Certificate of Designations Proposal could be approved if a majority in voting power of the shares of Common Stock and Tandem Preferred Stock, voting together as a single class, voting at the Annual Meeting vote in favor of the Amendment to Series B Certificate of Designations Proposal, even if less than a majority in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, vote in favor of the Amendment to Series B Certificate of Designations Proposal. Because the affirmative vote of (i) holders of a majority of the voting power of the outstanding shares of Common Stock, Tandem Preferred Stock and Special Voting Stock entitled to vote thereon, voting together as a single class, and (ii) holders of a majority of the outstanding shares of Series B Preferred Stock voting as a single class, excluding shares held by "Affiliates" (as defined in the Series B Certificate of Designations) of the Company, is required for this proposal (holders of the Series B Preferred Stock will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis), abstentions and broker non-votes, if any, will have the same effect as votes against this proposal.

**Proposal 5 (Adjournment):**   This proposal requires the affirmative vote of the holders of a majority in voting power of the shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, represented and entitled to vote on Proposal 5. Abstentions will have the effect of votes against the proposal. Broker non-votes are not expected to occur in connection with this proposal because brokers, banks, trustees and other nominees have discretionary voting authority to vote shares on this proposal under stock exchange rules without specific instructions from the beneficial owner of such shares.

### *What is the standard for approving the non-binding, advisory proposal (Proposal 2)?*

**Proposal 2 (Advisory Vote on Compensation Paid to Named Executive Officers):**   This proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or represented by proxy at the Annual Meeting and entitled to vote on Proposal 2. Abstentions will have the effect of votes against the proposal. "Broker non-votes," if any, will not have any effect on the adoption of the proposal. The results of this vote are not binding on the Board, whether or not it is adopted by the aforementioned voting standard. In evaluating the vote on this advisory resolution, the Board will consider the voting results in their entirety.

### *May my broker vote my shares?*

Brokers holding shares of record in "street name" for a client have the discretionary authority to vote on certain matters if they do not receive instructions from the client regarding how the client wants the shares voted in the time period specified in the proxy statement. There are also some matters with respect to which brokers do not have discretionary authority to vote if they do not receive timely instructions from the client; those matters include a list specified list of matters in the applicable rules and contested matters.

The proposal to approve one or more adjournments of the Annual Meeting, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve Proposal 4 (Proposal 5), the Company believes, is a matter upon which brokers will be permitted to vote in their discretion on behalf of clients who have not furnished voting instructions at least 10 days before the date of the Annual Meeting.

### *How will voting on any other business be conducted?*

In accordance with our Bylaws, no business (other than the election of the two Class C nominees and Proposals 2, 3, 4, and 5) may be brought before the Annual Meeting, or any adjournment or postponement thereof, unless such business is brought by or at the direction of the Board or a committee of the Board.

We do not know of any business or proposals to be considered at the Annual Meeting other than those set forth in this Proxy Statement. If any other business were somehow properly presented at the Annual Meeting, the proxies received from our stockholders give the proxy holders the authority to vote on the matter in their sole discretion. Who will count the votes?

A representative from Broadridge Financial Solutions, Inc. will act as the inspector of election and will tabulate the votes.

*How do I attend the Annual Meeting?*

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/XELA2023 you must have your control number available and follow the instructions found on your proxy card or voting instruction form. Only record holders of shares of Common Stock, Tandem Preferred Stock and Special Voting Stock may vote during the Annual Meeting by following the instructions available on the Annual Meeting website during the Annual Meeting. Please allow sufficient time before the Annual Meeting to complete the online check-in process. Your vote is very important.

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on December 5, 2023**

**This 2023 Proxy Statement, a form of proxy and Exela's Annual Report on Form 10-K for the year ended December 31, 2022, as amended, are available at: www.exelatech.com and at www.proxyvote.com.**

## PROPOSAL 1 — ELECTION OF DIRECTORS

The Company has three classes of directors serving staggered three-year terms, with each of Class A consisting of three directorships, and Class B and Class C consisting of two directorships. The terms of the Class A, B and C directorships expire on the date of the Annual Meeting in 2024, 2025, and 2023, respectively.

| Name | Age | Class | Positions and Offices Held With the Company |
|------|-----|-------|---------------------------------------------|
| Sharon Chadha | 68 | A | Director |
| J. Coley Clark | 78 | A | Director |
| Ronald C. Cogburn | 68 | A | Director |
| Marc A. Beilinson | 65 | B | Director |
| James G. Reynolds | 55 | B | Director |
| Martin P. Akins | 57 | C | Director |
| Par S. Chadha | 68 | C | Director, Executive Chairman |

At the Annual Meeting, stockholders will be asked to elect the two nominees named in this Proxy Statement who have been nominated by the Board of Directors to serve as Class C directors and whose current terms will expire at the Annual Meeting. Mr. Martin P. Akins and Mr. Par S. Chadha, each of whom is a current Class C director, are the nominees to serve as Class C directors for a new three-year term. Each nominee, if elected, will serve for a term of three years and will remain in office until a qualified successor director has been elected or until he resigns or is removed from the Board. Class C directors will be elected by plurality in voting power of the outstanding shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or represented by proxy at the Annual Meeting and entitled to vote on the election of directors.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE DIRECTOR NOMINEES.**

*Nominees for Election to the Board of Directors in 2023*

The following are brief biographical sketches of each of our nominees, including their experience, qualifications, attributes and skills, which, taken as a whole, have enabled the Board to conclude that each nominee should, in light of the Company's business and structure, serve as a director of the Company.

*Nominees for Class C Directorship — Term Expiring in 2023*

**Martin P. Akins**

Age: 57

Director since July 2019

Class: Class C

Business Experience:   Mr. Akins most recently worked at publicly traded Express Scripts Holding Company, a Fortune 25 company and the largest independent pharmacy benefit management company in the United States. In December of 2018, the Company merged with Cigna. As Senior Vice President and General Counsel, at Express Scripts Holding Company he served as the chief legal advisor and was also a member of Express Scripts' senior executive team where he advised the CEO and outlined strategy to the board of directors. He was at Express Scripts Holding Company from 2001 through 2019, serving in various legal capacities including Vice President, Deputy General Counsel and Associate General Counsel. Prior to his time at Express Scripts, Mr. Akins was with the Polsinelli law firm. Mr. Akins began his legal career with the firm Thompson Coburn LLP. He received his Juris Doctorate from the University of Illinois College of Law. We believe that Mr. Akins' significant, strategic, legal, regulatory and governance experience, make him well-qualified to serve as a director of Exela.

**Par S. Chadha**

Age: 68

Director since July 2017

Class: Class C

Business Experience: Mr. Chadha is our Executive Chairman and is the founder, Chief Executive Officer and Chief Investment Officer of HGM, a family office, formed in 2001. Mr. Chadha brings over 40 years of experience in building businesses in the Americas, Europe and Asia, including execution of mergers and acquisitions, integration of businesses and public offerings. Mr. Chadha served as our Chairman from the closing of the Novitex Business Combination and most recently became Executive Chairman in September 2021. He also served as Chairman of SourceHOV Holdings, Inc. from 2011 to July 2017 when it was acquired by Exela, and was Chairman of Lason Inc. from 2007 to 2011 until its merger with SourceCorp, a predecessor company of SourceHOV. Mr. Chadha currently serves as the Chairman of HOV Services Limited (NSE:HOVS), a company listed on the National Stock exchange of India. He previously held this position from 2009 to 2011 and has otherwise served as a Director since 2005. Mr. Chadha is co-founder of Rule 14, LLC, an artificial intelligence led automation company formed in 2011. During his career, Mr. Chadha has been a cofounder of technology companies in the fields of metro optical networks, systems-on-silicon, and communications. Mr. Chadha previously participated in director and executive roles in portfolio companies of HGM, and currently holds and manages investments in evolving AI, financial technology and health technology industries. Mr. Chadha is the husband of Sharon Chadha, a director. Mr. Chadha holds a B.S. degree in Electrical Engineering from the Punjab Engineering College, India.

## Continuing Members of the Board of Directors

The following are brief biographical sketches of each of our directors whose term continues beyond 2023 and who is not subject to election this year, including his or her experience, qualifications, attributes and skills, which, taken as a whole, have enabled the Board to conclude that each director should, in light of the Company's business and structure, serve as a director of the Company.

## Class A Directors — Term Expiring in 2024

**Sharon Chadha**

Age: 68

Director Since: October 2021

Class: Class A

Business Experience: Sharon Chadha is the co-founder of Rule14 LLC, an artificial intelligence led automation company, a leading big data-mining company which offers a suite of solutions and services powered by predictive analytics, and has led that company since 2011. Mrs. Chadha has been involved in technology companies throughout her career as a founder, investor, and c-level officer. Mrs. Chadha has invested in and built technology companies by providing vision, setting expectations and accountability standards, and motivating and mentoring employees to balance the needs of employees and stakeholders to achieve investment goals. She holds fourteen key patents in Real Time Adaptive machines in artificial intelligence along with Mr. Chadha and Dr. Xin Cheng. She has published various articles and a book on the topic of international security. Mrs. Chadha is the wife of Par Chadha, our Executive Chairman and a director. Mrs. Chadha holds a B.S. in Mathematics from the Massachusetts Institute of Technology. We believe that Mrs. Chadha's significant experience in the technology industry makes her well-qualified to serve as a director of Exela.

**J. Coley Clark**

Age: 78

Director Since: December 2019

Class: Class A

Business Experience:   J. Coley Clark is the retired Chief Executive Officer and Chairman of the board of BancTec, Inc., a global provider of document and payment processing solutions, and former member of the board of directors of Moneygram International, Inc. At BancTec, Inc., Mr. Clark was Co-Chairman of the board from 2014 to December 2016, and Chairman of the board and Chief Executive Officer from September 2004 to 2014. In 2004, Mr. Clark retired from Electronic Data Systems Corporation, or EDS, an outsourcing services company that was acquired by Hewlett-Packard in 2008, as Senior Vice President and head of the Financial and Transportation Industry Group. Mr. Clark joined EDS in 1971 in the Systems Engineering Development Program and progressed through a variety of technical, sales and management roles related to the financial and insurance industries. Prior to his time at EDS, Mr. Clark served three years in the U.S. Army, attaining the rank of Captain, and served as a company commander in Europe and Southeast Asia. Mr. Clark received a Bachelor of Arts in Sociology from the University of Texas. We believe that Mr. Clark's significant, diversified business experience in Exela's industry makes him well-qualified to serve as a director of Exela.

**Ronald C. Cogburn**

Age: 68

Director Since: July 2017

Class: Class A

Business Experience:   Mr. Cogburn was our Chief Executive Officer from July 12, 2017 until May 15, 2022. He served as Chief Executive Officer of SourceHOV from 2013 until the closing of the Novitex Business Combination. Mr. Cogburn has been part of companies that were predecessors to SourceHOV since 1993, bringing over 30 years of diversified experience in executive management, construction claims consulting, litigation support, program management project management, cost estimating, damages assessment and general building construction. Mr. Cogburn has also been a principal of HandsOn Global Management ("HGM") since 2003 through 2020. Prior to his role as Chief Executive Officer of SourceHOV, Mr. Cogburn was SourceHOV's President, KPO from March 2011 to July 2013. Prior to this role, Mr. Cogburn was the President of HOV Services, LLC from January 2005 to September 2007, providing executive leadership during the company's growth to its IPO on the India Stock Exchange in September 2006. Mr. Cogburn holds a BSCE in Structural Design/Construction Management from Texas A&M University and is a registered Professional Engineer. We believe that Mr. Cogburn's significant, diversified business experience as one of our leaders and in Exela's industry makes him well-qualified to serve as a director of Exela.

### Class B Directors — Term Expiring in 2025

**Marc A. Beilinson**

Age: 65

Director since April 2020

Class: Class B

Business Experience:   Marc Beilinson has served as a director of Athene Annuity, a global annuity company, since 2013. Mr. Beilinson has been serving on the boards of directors of Apollo Global Management, Inc. and Playtika Holding Corp, since January 2022 and June 2020, respectively. Mr. Beilinson has previously served on the boards of directors and audit committees of a number of public and privately held companies, including Westinghouse Electric, Caesars Acquisition Company, Wyndham International, Inc., Apollo Commercial Real Estate Finance, Inc., Innkeepers USA Trust, Gastar Inc., American Tire,

Kingfisher Midstream LLC and Monitronics. Since August 2011, Mr. Beilinson has been the Managing Partner of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies. Mr. Beilinson served as Chief Restructuring Officer of Newbury Common Associates LLC (and certain affiliates) from December 2016 to June 2017. Mr. Beilinson previously served as Chief Restructuring Officer of Fisker Automotive from November 2013 to August 2014 and as Chief Restructuring Officer and Chief Executive Officer of Eagle Hospitality Properties Trust, Inc. from August 2011 to December 2014 and Innkeepers USA Trust from November 2008 to March 2012. Mr. Beilinson oversaw the Chapter 11 reorganization of Innkeepers USA, Fisker Automotive and Newbury Common Associates in his interim management roles as the Chief Restructuring Officer of those companies. Mr. Beilinson graduated from UCLA, magna cum laude. We believe Mr. Beilinson's extensive experience resulting from over thirty years of service to the boards of both public and private companies, and his deep knowledge of legal and compliance issues, including the Sarbanes-Oxley Act of 2002, makes him well-qualified to serve as a director of Exela.

**James G. Reynolds**

Age: 55

Director since July 2017

Class: Class B

Business Experience: Mr. Reynolds was our Chief Financial Officer from the closing of the business combination among Exela, SourceHOV Holdings, Inc. ("SourceHOV"), and Novitex Holdings, Inc. ("Novitex") on July 12, 2017, which resulted in SourceHOV and Novitex becoming our wholly owned subsidiaries (the "Novitex Business Combination") until May 2020. Mr. Reynolds served as Co-Chairman and Audit Committee Chairman of SourceHOV from 2014 until the closing of the Novitex Business Combination in 2017. In addition, until 2020, Mr. Reynolds was the Chief Operating Officer and a Partner at HGM, bringing over 25 years of industry experience to the team. Prior to HGM Mr. Reynolds held numerous executive management or senior advisory positions at SourceHOV and its related subsidiaries and predecessor companies, including serving as Chief Financial Officer for HOV Services, LLC from 2007 to 2011 and Vice President and Corporate Controller for Lason from 2001 to 2006. Mr. Reynolds was a Senior Manager in the Business Advisory Services Practice at PricewaterhouseCoopers from 1990 to 2001. Mr. Reynolds is a C.P.A. and holds a B.S. in Accounting from Michigan State University. We believe that Mr. Reynold's significant industry and management experience make him well-qualified to serve as a director of the Company.

**Additional Information Concerning the Board of Directors of the Company**

During the 2022 calendar year, the Board of Directors held 8 meetings. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors held while such person was a member of the Board of Directors or of the committees of the Board of which he or she was a member during such person's tenure. We attempt to schedule our Annual Meeting of stockholders at a time and date to accommodate attendance by our Board of Directors, taking into account the directors' schedules. All directors are encouraged to attend our Annual Meeting of stockholders. The date of our last Annual Meeting was December 31, 2022. All of our then-appointed directors were present virtually at our last Annual Meeting.

**Director Independence**

The Common Stock is listed on Nasdaq, and the Company is required to comply with the Nasdaq listing requirements regarding independent directors. Under Nasdaq's Marketplace Rules, the definition of an "independent director" is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq rules a director (A) who at any time during the past three years was employed by the Company or (B) who accepted, or who has a family member who accepted, compensation from the Company in excess of $120,000 (other than compensation for board and committee service, compensation paid to a family member who is an employee (other than an executive officer), benefits under a tax-qualified retirement plan, or non-discretionary compensation) during any period of twelve consecutive months within the three years preceding the determination of independence, shall not be considered independent.

Our Board of Directors has reviewed the Nasdaq rules and such information as the Board has deemed appropriate for purposes of determining whether any of the directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, including the beneficial ownership by our directors of Common Stock (see "Ownership of Common Stock-Common Stock Ownership by Directors and Executive Officers") and transactions between the Company, on the one hand, and our directors and their affiliates, on the other hand (see "Certain Relationships and Related Party Transactions"). Based on such review, the Board of Directors has determined that we have four "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules: Messrs. Akins, Beilinson, Clark and Reynolds. Non-management directors meet periodically in executive session without members of the Company's management at the conclusion of regularly scheduled Board meetings. In addition, Messrs. Akins, Beilinson, Clark and Reynolds qualify as independent directors for the purpose of serving on the audit committee of the Company under SEC rules, if they are appointed to do so (Messrs. Reynolds, Akins, and Clark being the current members of the audit committee).

On August 10, 2022, our former director, John Rexford, resigned from the Board of the Company and all committees of the Board. Mr. Rexford did not resign due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On May 12, 2023, our former director, William Transier, resigned from the Board and all committees of the Board. Mr. Transier did not resign due to any disagreement with the Company on any matter relating to its operations, policies or practices.

### *Directors' and Officers' Liability Insurance*

We have purchased insurance from various insurance companies against obligations we might incur as a result of our indemnification obligations of directors and officers for certain liabilities they might incur and insuring such directors and officers for additional liabilities against which they might not be indemnified by us. For the period from July 12, 2019 to July 12, 2020, we purchased a director and officer liability program and a separate fiduciary liability policy. Our cost for the annual insurance premiums for these policies was $1,006,846 in the aggregate. For the period from July 12, 2020 to July 12, 2021, we extended our director and officer liability program and a separate fiduciary liability policy. For the period from July 12, 2021, we further extended our director and officer liability program and a separate fiduciary liability policy. Our cost for the annual insurance premiums for these policies was $2,892,910 in the aggregate. For the period from July 12, 2022, we further extended our director and officer liability program and a separate fiduciary liability policy. Our cost for the annual insurance premiums for these policies was $2,766,788.00 in the aggregate.

### Board Leadership Structure

Our Bylaws do not require that the positions of Chairman of the Board and Chief Executive Officer be held by the same person or by different individuals, and our Board does not have a formal policy with respect to the separation or combination of these offices. Currently, Mr. Chadha serves as the Executive Chairman but not as the Chief Executive Officer.

### Board Role in Risk Oversight

The Company faces a number of risks, including market risks, credit risk, liquidity risk, reputational risk, operational risk and risks from adverse fluctuations in interest rates and inflation and/or deflation. Management is responsible for the day-to-day management of risks faced by the Company, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors seeks to ensure that the risk management processes designed and implemented by management are adequate. The Board of Directors periodically consults with management regarding the Company's risks. In addition, the Audit Committee periodically reviews with management and independent registered public accounting firms the adequacy and effectiveness of the Company's policies for assessing and managing risk.

### Board Diversity

Pursuant to Nasdaq's Board Diversity Rule 5605(f), which was approved by the SEC on August 6, 2021, we met the diversity objective as set out in this rule within the applicable transition period. The following is our Board Diversity Matrix as of October 9, 2023:

**Board Diversity Matrix**

| Total Number of Directors | | 8 | | |
|---|---|---|---|---|

| | Female | Male | Non-Binary | Did Not Disclose Gender |
|---|---|---|---|---|
| **Part I: Gender Identity** | | | | |
| Directors | 1 | 6 | | |
| **Part II: Demographic Background** | | | | |
| African American or Black | | | | |
| Alaskan Native or American Indian | | | | |
| Asian | 1 | | | |
| Hispanic or Latinx | | | | |
| Native Hawaiian or Pacific Islander | | | | |
| White | 1 | 6 | | |
| Two or More Races or Ethnicities | | | | |
| LGBTQ+ | | | | |
| Did Not Disclose Demographic Background | | | | |

## DIRECTOR REMUNERATION

*Director Compensation Table*

The following table sets forth information concerning director compensation for services performed during the year ended December 31, 2022.

| Name | Fees earned or paid in cash ($)[1] | All other Compensation ($)[2] | Total ($) |
|---|---|---|---|
| Martin Akins | $239,500 | $101,062 | $340,562 |
| Marc Beilinson | $887,000 | $101,062 | $988,062 |
| Sharon Chadha | $227,000 | $ 22,423 | $249,423 |
| J. Coley Clark | $259,500 | $101,062 | $360,562 |
| John Rexford[3] | $146,333 | $101,062 | $247,395 |
| James Reynolds | $552,344 | — | $552,344 |
| William Transier[4] | $887,000 | — | $887,000 |

(1) In August 2022, the Compensation Committee had recommended, and the Board approved, a special bonus in the amount of $500,000 for each of Messrs. Beilinson and Transier for the additional substantial and unexpected burdens faced by them in dealing with strategic transactions and capital transactions during the course of their tenure as Board members. These bonuses have been declared, but have not yet been paid and are expected to be paid in 2023.

(2) Pursuant to the 2021 Non-Employee Director Compensation Policy, each of the above listed Directors was given the option, subject to the approval of the amendment to the 2018 Stock Incentive Plan, to receive equity valued at $110,000 or an equivalent amount of cash for their 2021 service on the Board (with Mrs. Chadha receiving a prorated award given her service began in October 2021). Messrs. Reynolds and Transier elected to receive this amount in cash, which was paid in February 2022. Compensation in respect of these awards (cash and equity) was already reported for 2021. The stock awards vested on the first business day of January 2022, however the delivery of shares under the 2018 Stock Incentive Plan to settle such restricted stock units was subsequently rescinded. The Compensation Committee determined in August 2022 to settle those restricted stock awards in cash rather than equity. At the same time, the Compensation Committee recommended that the Board approve, and the Board approved, a one-time

cash payment payable to each director that had elected to receive such 2021 equity awards in stock equal to the difference between (x) the value they would have received had their award been settled in cash on January 3, 2022 and (y) the actual cash value received upon the settlement of the award (the "True-Up Payments") as follows:

| Name | 2021 Vested RSU Cash Settlement | True-Up Payments |
|---|---|---|
| Martin Akins | $ 8,938 | $101,062 |
| Marc Beilinson | $ 8,938 | $101,062 |
| Sharon Chadha | $ 1,983 | $ 22,423 |
| J. Coley Clark | $ 8,938 | $101,062 |
| John Rexford | $ 8,938 | $101,062 |
| Par Chadha | $11,374 | $128,626 |

Mr. Chadha did not receive additional compensation for his service as a director during 2022 however, his True-Up Payment which was based on an initial $140,000 Chairman grant for 2021 is included under the All Other Compensation column for 2022 in the Summary Compensation Table below.

Mr. Cogburn did receive Board compensation following his stepping down as Chief Executive Officer in May 2022, however his Board compensation is included in his salary information above. Descriptions of Mr. Chadha's and Cogburn's total compensation can be found under "Executive Compensation" below.

(3) Mr. Rexford resigned from the Board and its Committees in August 2022.

(4) Mr. Transier resigned from the Board and its Committees in May 2023.

*Restricted Stock Units Outstanding*

| Name | Aggregate Number of Restricted Stock Units Outstanding as of December 31, 2022[1] |
|---|---|
| Sharon Chadha | 8 |

(1) Mrs. Chadha received a restricted stock award upon joining the Board, which vested in equal installments immediately prior to the first, second and third Annual Meetings subsequent to October 11, 2021 (thus two-thirds of such shares have vested). No other members of the Board had outstanding equity awards at the end of 2022 other than Messrs. Chadha and Cogburn as described below in the Outstanding Equity Awards at Fiscal Year Table.

*Director Cash Compensation Policy*

In February 2020, our Compensation Committee retained the services of an independent compensation consultant, Pearl Meyer, to develop alternatives to granting equity awards as part of our non-employee director compensation policy given the significant decline to the per share price of our Common Stock since our non-employee director compensation policy was first adopted and the dilution that would be caused by adhering to our prior policy. Based on information provided by Pearl Meyer, the Board approved changes to our director compensation policy to provide that there would be no further equity awards granted to our non-employee directors and all compensation payable under our non-employee director compensation policy would be delivered solely in cash.

In March 2021, the Compensation Committee recommended and the Board approved a new non-employee director compensation policy for 2021 (which was amended with clarifying amendments in August 2021) designed to provide equity in lieu of cash once the stockholders approved additional shares for the 2018 Stock Incentive Plan.

In August 2022, with many of the same factors present as in early 2020, the Board approved, on the recommendation of the Compensation Committee, a new all cash non-employee director compensation policy for 2022 that was based on the 2020 Non-Employee Director Compensation Plan.

| Name | Annual Retainer |
|---|---|
| Annual Cash Retainer for Board Membership | $207,000[1] |
| Audit Committee Member (other than the Chair) | $ 20,000 |
| Audit Committee Chair | $ 52,500 |
| Compensation Committee Member (other than the Chair) | $ 12,500 |
| Compensation Committee Chair | $ 20,000 |
| Nominating and Corporate Governance Committee Member (other than the Chair) | $ 12,500 |
| Nominating and Corporate Governance Committee Chair | $ 20,000 |
| Corporate Social Responsibility Committee Chair | $ 20,000 |
| Corporate Social Responsibility Committee Member (other than the Chair) | $ 12,500 |
| Strategic Planning Committee Member | $180,000[2] |

(1) In addition, each non-employee director, will receive a payment of (x) five thousand dollars ($5,000) for each day in which such director is required to spend more than four (4) hours addressing matters that are outside of routine board matters and (y) an additional payment of two thousand five hundred dollars ($2,500) for each day in which such director is required to spend more than eight (8) hours addressing matters that are outside of routine board matters.

(2) The members of the Strategic Planning Committee receive an annual fee of $180,000 in lieu of all other Committee compensation that might otherwise be payable to them in respect of committee service.

## COMMITTEES OF THE BOARD OF DIRECTORS

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, the Nominating Committee, and the Corporate Social Responsibility Committee. The charters of the Committees are available on the Investors — Corporate Governance section of our website at www.exelatech.com. These documents are also available upon written request to: Investor Relations, Exela Technologies, Inc., 2701 E. Grauwyler Road, Irving, Texas 75061. Information concerning these Committees is set out below.

### Audit Committee

Current Members: James Reynolds (Co-Chair), Marc Beilinson (Co-Chair) and J. Coley Clark

Number of Meetings in 2022: 7

The Board of Directors has determined that all of the members of the Audit Committee meet the independence and experience requirements of the SEC and Nasdaq. Moreover, the Board has determined that Mr. Reynolds qualifies as an "audit committee financial expert" as defined by the SEC.

The Audit Committee's duties include, but are not limited to:

• reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements, and recommend to the Board whether the audited financial statements should be included in our Form 10-K;

• reviewing and discussing with management and the independent registered public accounting firm the quarterly financial statements prior to the filing of our Form 10-Qs, including the results of the independent auditor's review of the quarterly financial statements;

• discussing with management and the independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

• discussing with management major risk assessment and risk management policies;

• monitoring the independence of the independent registered public accounting firm;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

- appointing or replacing the independent registered public accounting firm;

- determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls over financial reporting or reports which raise material issues regarding our financial statements or accounting policies; and

- approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

**Compensation Committee**

Current Members:  J. Coley Clark (Chairman) and Martin P. Akins

Number of Meetings in 2022:  4

Our Compensation Committee has primary responsibility for overseeing our executive compensation program, including compensation of our named executive officers listed in the compensation tables that follow. Our Compensation Committee is composed of independent directors, as determined by Nasdaq listing standards. The Compensation Committee's responsibilities are set forth in its charter.

In order to fulfill its responsibilities pertaining to executive and director compensation, the Compensation Committee's duties include, but are not limited to:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

- reviewing and approving the compensation of all of our other executive officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

*Compensation Committee Interlocks and Insider Participation*

J. Coley Clark and Martin P. Akins served as members of the Compensation Committee during 2022. No member of the Compensation Committee is a present or former officer of, or employed by, the Company or its subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity the executive officers of which entity serve on either the Company's Board of Directors or Compensation Committee.

## Nominating and Corporate Governance Committee

Current Members:    Martin P. Akins (Chairman), J. Coley Clark, James G. Reynolds

Number of Meetings in 2022:    1

The Nominating and Corporate Governance Committee ("Nominating Committee") is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating Committee considers persons identified by its members, management, stockholders, investment bankers and others.

*Guidelines for selecting director nominees*

The guidelines for selecting nominees generally provide that the persons to be nominated:

• should have demonstrated notable or significant achievements in business, education or public service;

• should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

• should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the Board of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of directors. The Nominating Committee does not distinguish among nominees recommended by stockholders and other persons.

A stockholder who has held at least one percent of the fully diluted capitalization of the Company continuously for at least 12 months that wants to recommend a candidate for election to the Board should direct the recommendation in writing by letter to the Company, attention: Corporate Secretary, 2701 E. Grauwyler Rd., Irving, Texas 75061. The recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the Company and evidence of the recommending stockholder's ownership of Company stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like and personal references.

## Corporate Social Responsibility Committee

Current Members:    Sharon Chadha

Number of Meetings in 2022:    As needed

The Corporate Social Responsibility Committee was formed on October 11, 2021 to assist the Board in fulfilling its oversight responsibilities with regard to corporate social responsibility, including, but not limited to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying and other public policy matters relevant to the Company. As part of her duties Mrs. Chadha receives reports from the Company's internal Environmental Social Governance Committee and informs the Board of the same.

**PROPOSAL 2 — ADVISORY VOTE ON COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS**

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), and Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at the Annual Meeting, our stockholders are entitled to vote, on an advisory (nonbinding) basis, on the compensation of our named executive officers as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers as disclosed in the section of this Proxy Statement titled "Executive Compensation," including the compensation tables and narrative discussion that follows the tables. After careful consideration, the Board determined that holding an annual advisory vote on compensation paid to our named executive officers is the most appropriate policy for the Company, and a majority of the votes cast at our 2018 Annual Meeting were voted in favor of holding the advisory vote on executive compensation every year. The advisory vote on executive compensation was last held at our 2022 Annual Meeting.

Our compensation program for our named executive officers is designed to (i) retain our named executive officers, who are critical to our long-term success and (ii) motivate and reward them for achieving our short-term business and long-term strategic goals. We believe that in 2022 our executive compensation program was successful in implementing these objectives.

Stockholders are urged to read the compensation tables and narrative discussion in this Proxy Statement. The Board believes that the compensation paid to our named executive officers is necessary, appropriate and properly aligned with our compensation philosophy and policies.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. Accordingly, we ask that our stockholders vote "FOR" the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion is hereby APPROVED.

Although the vote is non-binding, the Board and the Compensation Committee will consider the voting results, along with other relevant factors, in connection with their ongoing evaluation of the Company's compensation programs.

Stockholder approval of this Proposal 2 will require the affirmative vote of the holders of a majority in voting power of our outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or represented by proxy at the Annual Meeting and entitled to vote on Proposal 2. Abstentions will have the effect of votes against the proposal. "Broker non-votes," if any, will not have any effect on the adoption of the proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES, ON A NON-BINDING, ADVISORY BASIS, "FOR" THE PROPOSAL TO APPROVE THE COMPANY'S COMPENSATION OF ITS NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.**

# PROPOSAL 3 — APPROVAL OF THE EXELA TECHNOLOGIES, INC.
# 2023 STOCK INCENTIVE PLAN

The following is a summary of certain material features of the 2023 Plan. The following summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, the final version of which is attached to this Proxy Statement as Annex A.

*Purpose.*   The purpose of the 2023 Plan is to give us the ability to attract, retain, motivate and reward certain officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our Common Stock or be paid incentive compensation measured by reference to the value of our Common Stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and these persons and encouraging such eligible persons to expend maximum effort in the creation of stockholder value.

*Plan Administration.*   The 2023 Plan will be administered by our Compensation Committee. Our Compensation Committee will have the authority, among other things, to select participants, grant awards, determine types of awards and terms and conditions of awards for participants, prescribe rules and regulations for the administration of the plan and make all decisions and determinations as deemed necessary or advisable for the administration of the 2023 Plan. Our Compensation Committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the 2023 Plan and to the extent permitted by applicable law, to our officers or employees, although any award granted to any person who is not our employee or who is subject to Section 16 of the Exchange Act must be expressly approved by the Compensation Committee. Our Compensation Committee's actions will be final, conclusive and binding.

*Authorized Stock.*   A total of 500,000 shares of Common Stock will be reserved and available for issuance under the 2023 Plan, subject to adjustment in accordance with the terms of the 2023 Plan. The number of shares of Common Stock reserved and available for issuance under the 2023 Plan is subject to adjustment, as described below. The maximum number of shares of Common Stock that may be issued in respect of incentive stock options will be 500,000. Common Stock issued under the 2023 Plan may consist of authorized but unissued stock or previously issued Common Stock. Common Stock underlying awards that are settled in cash, expire or are canceled, forfeited, or otherwise terminated without delivery to a participant will again be available for issuance under the 2023 Plan. Common Stock withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will not again become available for issuance under the 2023 Plan

*Individual Limits.*   The maximum value of any awards granted to any non-employee director in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $750,000 (determined based on the grant date fair value of the award).

*Types of Awards.*   The types of awards that may be available under the 2023 Plan are described below. All of the awards described below will be subject to the terms and conditions determined by our Compensation Committee in its sole discretion, subject to certain limitations provided in the 2023 Plan. Each award granted under the 2023 Plan will be evidenced by an award agreement, which will govern that award's terms and conditions.

*Minimum Vesting Period.*   Except as provided below, no award granted under the 2023 Plan may vest over a period that is less than one year from the date of grant. The foregoing minimum vesting period will not apply: (i) to awards granted in payment of or exchange for an equivalent amount of salary, bonus or other earned cash compensation; (ii) to a substitute award that does not reduce the vesting period of the award being replaced or assumed; (iii) to awards involving an aggregate number of common shares not in excess of 5% of the aggregate number of common shares that may be delivered in connection with awards under the 2023 Plan (subject to adjustment as described below under "— *Adjustments*"); (iv) in connection with certain qualifying terminations that result in accelerated vesting of an Award in accordance with the terms of any grant or other similar agreement; or (v) to annual awards granted to non-employee directors that vest on the first regularly scheduled annual meeting of our stockholders following the applicable date of grant.

*Non-qualified Stock Options.* A non-qualified stock option is an option that is not intended to meet the qualifications of an incentive stock option, as described below. An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares of our Common Stock during a specified term in the future, or upon the achievement of performance or other conditions, at an exercise price set by our Compensation Committee on the grant date. The term of a non-qualified stock option will be set by our Compensation Committee but may not exceed 10 years from the grant date. The exercise price may be paid using any of the following payment methods: (i) immediately available funds in U.S. dollars or by certified or bank cashier's check, (ii) by delivery of stock having a value equal to the exercise price, (iii) a broker assisted cashless exercise, or (iv) by any other means approved by our Compensation Committee. The 2023 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of non-qualified stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2023 Plan also provides that participants terminated for "cause" (as such term is defined in the 2023 Plan) will forfeit all of their non-qualified stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested non-qualified stock options, retain their vested non-qualified stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested non-qualified stock options, unless such non-qualified stock option expires sooner. The 2023 Plan authorizes our Compensation Committee to provide for different treatment of non-qualified stock options upon termination than that described above, as determined in its discretion.

*Incentive Stock Options.* An incentive stock option is a stock option that meets the requirements of Section 422 of the Code. Incentive stock options may be granted only to our employees or employees of certain of our subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% stockholder) of a share of Common Stock on the grant date and a term of no more than 10 years (or 5 years with respect to a 10% stockholder). The aggregate fair market value, determined at the time of grant, of our Common Stock subject to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. The 2023 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of incentive stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2023 Plan also provides that participants terminated for "cause" will forfeit all of their incentive stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested incentive stock options, retain their vested incentive stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested incentive stock options, unless such incentive stock option expires sooner. The 2023 Plan authorizes our Compensation Committee to provide for different treatment of incentive stock options upon termination than that described above, as determined in its discretion.

*Stock Appreciation Rights.* A stock appreciation right entitles the participant to receive an amount equal to the difference between the fair market value of our Common Stock on the exercise date and the base price of the stock appreciation right that is set by our Compensation Committee on the grant date, multiplied by the number of shares of Common Stock subject to the stock appreciation right. The term of a stock appreciation right will be set by our Compensation Committee but may not exceed 10 years from the grant date. Payment to a participant upon the exercise of a stock appreciation right may be either in cash, stock or property as specified in the award agreement or as determined by our Compensation Committee.

The 2023 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of stock appreciation rights will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2023 Plan also provides that participants terminated for "cause" will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights, retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights, unless such appreciation right expires sooner. The 2023 Plan authorizes our Compensation Committee to provide for different treatment of stock appreciation rights upon termination than that described above, as determined in its discretion.

*Restricted Stock.* A restricted stock award is an award of restricted Common Stock that does not vest until a specified period of time has elapsed, and/or upon the achievement of performance or other conditions determined by our Compensation Committee, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, transfer of the restricted Common Stock is generally prohibited. Unless otherwise specified in their award agreement, participants generally have all of the rights of a stockholder as to the restricted Common Stock, including the right to vote such Common Stock, provided, that any cash or stock dividends with respect to the restricted Common Stock will be withheld by us and will be subject to forfeiture to the same degree as the restricted Common Stock to which such dividends relate. The 2023 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of restricted stock awards will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. Except as otherwise provided by our Compensation Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant's restricted stock will cease, and as soon as practicable following the termination, we will repurchase all of such participant's unvested restricted stock at a purchase price equal to the original purchase price paid for the restricted stock, or if the original purchase price is equal to $0, the unvested restricted stock will be forfeited by the participant to us for no consideration.

*Restricted Stock Units.* A restricted stock unit is an unfunded and unsecured obligation to issue Common Stock (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by our Compensation Committee and will vest and be settled at such times in cash, Common Stock, or other specified property, as determined by our Compensation Committee. Participants have no rights of a stockholder as to the restricted stock units, including no voting rights or rights to dividends, until the underlying Common Stock is issued or becomes payable to the participant. The 2023 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of restricted stock units will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. Except as otherwise provided by our Compensation Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant's restricted stock units will cease, each of the participant's outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any stock remaining undelivered with respect to the participant's vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

*Other Stock-Based Compensation.* Under the 2023 Plan, our Compensation Committee may grant other types of equity-based awards subject to such terms and conditions that our Compensation Committee may determine. Such awards may include the grant of dividend equivalents, which generally entitle the participant to receive amounts equal to the dividends that are paid on the stock underlying the award.

*Adjustments.* The aggregate number of shares of Common Stock reserved and available for issuance under the 2023 Plan, the individual limitations, the number of shares of Common Stock covered by each outstanding award, and the price per share of Common Stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by our Compensation Committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our Common Stock or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the Compensation Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2023 Plan.

*Corporate Events.* In the event of a merger, amalgamation, or consolidation involving us in which we are not the surviving corporation or in which we are the surviving corporation but the holders of our Common Stock receive securities of another corporation or other property or cash, a "change in control" (as defined in the 2023 Plan), or a reorganization, dissolution, or liquidation of us, our Compensation Committee may, in its discretion, provide for the assumption or substitution of outstanding awards, accelerate the vesting of outstanding awards, cash-out outstanding awards or replace outstanding awards with a cash incentive program that preserves the value of the awards so replaced. With respect to any award that is assumed or substituted in connection with a "change in control," except as provided in any agreement between the participant and the Company, the vesting, payment, purchase or distribution of such award will not be accelerated by reason of the "change in control" for any participant unless the participant's employment is involuntarily terminated as a result of the "change in control" during the two-year period commencing on the "change in control."

*Transferability*.  Awards under the 2023 Plan may not be sold, transferred, pledged, or assigned other than by will or by the applicable laws of descent and distribution, unless (for awards other than incentive stock options) otherwise provided in an award agreement or determined by our Compensation Committee.

*Amendment*.  Our Board or our Compensation Committee may amend the 2023 Plan or outstanding awards at any time. Our stockholders must approve any amendment if their approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which our Common Stock is traded. No amendment to the 2023 Plan or outstanding awards which materially impairs the right of a participant is permitted unless the participant consents in writing.

*Termination*.  The 2023 Plan will terminate on the ten year anniversary of the date on which the 2023 Plan becomes effective, and incentive stock options may not be granted following the earlier of the tenth anniversary of (i) the date the 2023 Plan was adopted by our Board and (ii) the date our stockholders first approved the 2023 Plan by written consent. In addition, our Board or our Compensation Committee may suspend or terminate the 2023 Plan at any time. Following any such suspension or termination, the 2023 Plan will remain in effect to govern any then outstanding awards until such awards are forfeited, terminated or otherwise cancelled or earned, exercised, settled or otherwise paid out, in accordance with their terms.

*Cancellation and Rescission of Awards*.  All unexpired, unpaid or deferred awards granted under the 2023 Plan may be cancelled, rescinded, suspended, withheld or otherwise limited or restricted if a participant engages in detrimental activity. For purposes of the 2023 Plan, "detrimental activity" means any of the following: (i) rendering services for any organization that presents a conflict of interest or engages directly or indirectly in any business that is competitive with the Company or any of its direct or indirect subsidiaries; (ii) disclosing "confidential information" to anyone outside the Company or any of its direct or indirect subsidiaries without prior written authorization from the participant's employer; (iii) failing or refusing to disclose promptly and to assign to the participant's employer all right, title and interest in any invention or idea, patentable or not, made or conceived by the participant during employment or failing or refusing to do anything reasonably necessary to enable the Company or any of its direct or indirect subsidiaries to secure a patent where appropriate; (iv) activity that results in the participant's termination for "cause"; (v) violating any rules, policies, procedures or guidelines of the participant's employer; (vi) attempting to, directly or indirectly, solicit any employee of the Company or any of its direct or indirect subsidiaries or any current or prospective customer, supplier or partner of the Company or any of its direct or indirect subsidiaries; (vii) the participant being convicted of, or entering a guilty plea with respect to, a crime, whether or not connected with the employer; or (viii) any other conduct or act determined to be injurious, detrimental or prejudicial to any interest of the Company or any of its direct or indirect subsidiaries. If a participant fails to comply with the "detrimental activity" provisions of the 2023 Plan during employment and during the rescission period designated by the Board, then any exercise, payment or delivery may be rescinded within two years after such exercise, payment or delivery and the Company can set-off against the amount of any such gain any amount then- owed to the participant.

*Clawback; Sub-Plans*.  All awards under the 2023 Plan will be subject to any incentive compensation clawback or recoupment policy currently in effect, or as may be adopted by our Board (or any committee or subcommittee thereof) and, in each case, as may be amended from time to time. In addition, our Compensation Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2023 Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the U.S., and may modify the terms of any awards granted to such participants in a manner deemed by our Compensation Committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

*No-Repricing of Awards*.  No awards under the 2023 Plan may be repriced without stockholder approval. For purposes of the 2023 Plan, "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from stock splits), (ii) any other action that is treated as a repricing under GAAP, and (iii) repurchasing for cash or cancelling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying stock. Certain U.S. Federal Income Tax Consequences

The following is a brief discussion of certain U.S. federal income tax consequences for awards granted under the 2023 Plan. The 2023 Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and it is not, nor is it intended to be, qualified under Section 401(a) of the Code. This discussion is based on current law, is not intended to constitute tax advice, and does not address all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal circumstances and does not describe foreign, state, or local tax consequences, which may be substantially different. Holders of awards under the 2023 Plan are encouraged to consult with their own tax advisors.

*Non-Qualified Stock Options and Stock Appreciation Rights.* With respect to non-qualified stock options and stock appreciation rights, (i) no income is realized by a participant at the time the award is granted; (ii) generally, at exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise or base price paid for the shares and the fair market value of the shares on the date of exercise (or, in the case of a cash-settled stock appreciation right, the cash received), and the participant's employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (iii) upon a subsequent sale of the stock received on exercise, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held, and no deduction will be allowed to such participant's employer.

*Incentive Stock Options.* No income is realized by a participant upon the grant or exercise of an incentive stock option, however, such participant will generally be required to include the excess of the fair market value of the shares at exercise over the exercise price in his or her alternative minimum taxable income. If shares are issued to a participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such participant within two years after the date of grant or within one year after the transfer of such shares to such participant, then (i) upon sale of such shares, any amount realized in excess of the exercise price will be taxed to such participant as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the participant's employer for federal income tax purposes.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, generally (i) the participant will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the participant's employer will generally be entitled to deduct such amount for federal income tax purposes. Any further gain (or loss) realized by the participant will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by the employer.

Subject to certain exceptions for disability or death, if an incentive stock option is exercised more than three months following termination of employment, the exercise of the stock option will generally be taxed as the exercise of a non-qualified stock option.

*Other Stock-Based Awards.* The tax effects related to other stock-based awards under the 2023 Plan are dependent upon the structure of the particular award.

### Vote Required

The approval of this proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, present virtually or by proxy and entitled to vote on this proposal. Abstentions will have the effect of votes against the proposal. "Broker non-votes," if any, will not have any effect on the adoption of the proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES "FOR" THE APPROVAL OF THE EXELA TECHNOLOGIES, INC. 2023 STOCK INCENTIVE PLAN.**

## PROPOSAL 4 — APPROVAL OF THE ADOPTION OF THE AMENDMENT TO THE CERTIFICATE OF DESIGNATIONS OF THE SERIES B PREFERRED STOCK

The Board adopted resolutions declaring it advisable to amend the Certificate of Designation (the "Series B Certificate of Designations") for the Series B Preferred Stock as set forth below and directing that the proposed amendment be submitted for consideration by the Company's stockholders at the Annual Meeting. The description in this Proxy Statement of the proposed amendment to the Series B Certificate of Designations is qualified in its entirety by reference to, and should be read in conjunction with, the actual text of the amendment as set forth in Annex B to this Proxy Statement.

The Series B Certificate of Designations is proposed to be amended to, upon effectiveness of the filing of the amendment with the Secretary of State of the State of Delaware, allow the Company, in its sole discretion, to have the ability to (a) pay dividends in shares of Common Stock, (b) pay less than all of the accrued dividends, and (c) pay dividends on any date designated by the Company's board of directors for the payment of dividends. The Board reserves the right to elect to abandon the filing of the amendment of the Series B Certificate of Designations if it determines, in its sole discretion, that the proposed amendments are no longer in the best interests of the Company and its stockholders.

### Purpose of the Amendment to the Series B Certificate of Designations

Holders of shares of the Series B Preferred Stock are currently entitled to receive, when, as and if authorized by the Board and declared out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of the Series B Preferred Stock. The Series B Preferred Stock requires the Company to make each dividend payment on the Series B Preferred Stock by adding the amount of all accrued but unpaid dividends on the Series B Preferred Stock on the dividend payment date in accordance with the terms of the Series B Certificate of Designations.

The Board's objective in approving the Amendment to Series B Certificate of Designations Proposal is to provide the Company with additional flexibility with respect to the payment of dividends to holders of the Series B Preferred Stock by permitting the Company, in its sole discretion, to have the ability to (a) pay dividends in shares of Common Stock, (b) pay less than all of the accrued dividends at a given time (without affecting the remaining accrued dividends), and (c) pay dividends on any date designated by the Company's board of directors for the payment of dividends (without changing the regularly scheduled dates). Other than the proposed changes to the dividend provisions of the Series B Certificate of Designations, the amendment is not intended to modify the rights of existing stockholders in any material respect.

If the Amendment to Series B Certificate of Designations Proposal is approved at the Annual Meeting, the Board intends to implement the proposal by filing an amendment to the Series B Certificate of Designations with the Secretary of State of the State of Delaware as contemplated in the form of amendment of Series B Certificate of Designations attached hereto as Annex B.

### Required Vote of Stockholders

The approval of Proposal 4 requires the affirmative vote of (i) holders of a majority in voting power of the outstanding shares of Common Stock, Tandem Preferred Stock, and Special Voting Stock entitled to vote thereon, voting together as a single class, and (ii) holders of a majority of the outstanding shares of Series B Preferred Stock, excluding shares held by "Affiliates" (as defined in the Series B Certificate of Designations) of the Company. The holders of Common Stock have the right to cast one (1) vote per share of Common Stock on this proposal. The holders of Tandem Preferred Stock have the right to cast one (1) vote per 200 shares of Tandem Preferred Stock on this proposal. The holders of Series B Preferred Stock (excluding shares held by Affiliates), voting as a separate class, have the right to cast one (1) vote per share of Series B Preferred Stock in connection with Proposal 4 and will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis. The holder of the Special Voting Stock has the right to cast 20,000 votes per share of Special Voting Stock on this proposal. The holder of the Special Voting Stock, GP-HGM LLC, has entered into a voting agreement, providing that it will vote all shares of Special Voting Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) in the same proportion as the votes cast on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) by the holders of Common Stock and Tandem Preferred Stock (excluding abstentions and, if applicable, broker non-votes). By way of example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, attend the meeting and, of that 40%, holders of 70% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 30% in voting power of the shares of Common Stock and Tandem Preferred Stock, voting together as a single class, present vote against Proposal 4, then the holder of the Special Voting Stock will cause 70% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 30% of the voting power of the outstanding shares of the Special Voting Stock to be voted against Proposal 4. The Special Voting Stock and the related voting agreement mean that the Amendment to Series B Certificate of Designations Proposal could be approved if a majority in voting power of the shares of Common Stock and Tandem Preferred Stock, voting together as a single class, voting at the Annual Meeting vote in favor of the Amendment to Series B Certificate of Designations Proposal, even if less than a majority in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock, voting together as a single class, vote in favor of the Amendment to Series B Certificate of Designations Proposal. Because the affirmative vote of (i) holders of a majority of the voting power of the outstanding shares of Common Stock, Tandem Preferred Stock and Special Voting Stock entitled to vote thereon, voting together as a single class, and (ii) holders of a majority of the outstanding shares of Series B Preferred Stock voting as a single class, excluding shares held by "Affiliates" (as defined in the Series B Certificate of Designations) of the Company, is required for this proposal (holders of the Series B Preferred Stock will vote at the Annual Meeting through the Tandem Preferred Stock on a one vote per share basis), abstentions and broker non-votes, if any, will have the same effect as votes against this proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" PROPOSAL 4 TO APPROVE THE PROPOSED AMENDMENT TO THE CERTIFICATE OF DESIGNATIONS OF THE SERIES B PREFERRED STOCK TO ALLOW THE COMPANY, IN ITS SOLE DISCRETION, TO (A) PAY DIVIDENDS IN SHARES OF COMMON STOCK, (B) PAY LESS THAN ALL OF THE ACCRUED DIVIDENDS, AND (C) PAY DIVIDENDS ON ANY DATE DESIGNATED BY THE COMPANY'S BOARD OF DIRECTORS FOR THE PAYMENT OF DIVIDENDS.**

**PROPOSAL 5 — APPROVAL TO ADJOURN THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES**

*Overview*

The Adjournment Proposal, if adopted, will instruct the presiding officer of the Annual Meeting to adjourn the Annual Meeting, on one or more occasions, to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to the Company's stockholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual Meeting to approve the Amendment to Series B Certificate of Designations Proposal (Proposal 4).

*Consequences if the Adjournment Proposal is Not Approved*

If the Adjournment Proposal is not approved by the Company's stockholders, the presiding officer of the Annual Meeting has the power under the Bylaws of the Company to adjourn the Annual Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual Meeting to approve the Amendment to Series B Certificate of Designations Proposal (Proposal 4). The effect of the Adjournment Proposal is to require the presiding officer to undertake this action, rather than to leave it to his or her discretion.

*Required Vote of Stockholders*

The vote required to approve Proposal 5 is the affirmative vote of the holders of a majority in voting power of the outstanding shares of our Common Stock and Tandem Preferred Stock, voting together as a single class, represented and entitled to vote on this proposal. Abstentions will have the effect of votes against the proposal. Broker non-votes will not occur in connection with this proposal because brokers, banks, trustees and other nominees have discretionary voting authority to vote shares on this proposal under stock exchange rules without specific instructions from the beneficial owner of such shares.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" PROPOSAL 5 TO APPROVE THE ADJOURNMENT PROPOSAL, WITHOUT FURTHER APPROVAL OR AUTHORIZATION OF OUR STOCKHOLDERS.**

# EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for Exela's executive officers who are named in the "Summary Compensation Table" below. As a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act, Exela is not required to include a Compensation Discussion and Analysis and has elected to comply with the scaled disclosure requirements applicable to smaller reporting companies. Exela's named executive officers for the fiscal year ended December 31, 2022 were as follows:

- Par S. Chadha, our Executive Chairman;

- Shrikant Sortur, our former Chief Financial Officer;

- Suresh Yannamani, Chief Executive Officer — Exela Technologies BPA, LLC; and

- Ronald C. Cogburn, our former Chief Executive Officer.

## Summary Compensation Table

| Name and principal position | Year | Salary ($)[1] | Bonus ($)[2] | Stock awards ($)[3] | All other compensation ($)[4][5] | Total ($) |
|---|---|---|---|---|---|---|
| Par S. Chadha . . . . . . . . . . . . . . . . | 2022 | $1,000,000 | $ — | | $ 128,626 | $ 1,128,626 |
| *Executive Chairman* | 2021 | $ 561,424 | $1,622,000 | $12,847,500 | $1,080,000 | $16,110,925 |
| Shrikant Sortur[7] . . . . . . . . . . . . . | 2022 | $ 406,500 | $ — | $ — | $ — | $ 406,500 |
| *Chief Financial Officer* | 2021 | $ 390,000 | $ 773,040 | $ 77,700 | $ — | $ 1,240,740 |
| Suresh Yannamani[6] . . . . . . . . . . | 2022 | $ 422,500 | $ — | $ — | $ 225 | $ 422,725 |
| *Chief Executive Officer – Exela Technologies BPA, LLC* | | | | | | |
| Ronald C. Cogburn . . . . . . . . . . . | 2022 | $ 308,750 | $ — | $ — | $1,720,000 | $ 2,028,750 |
| *Former Chief Executive Officer* | 2021 | $ 422,500 | $ — | $ — | $ — | $ 422,500 |

---

(1) The amounts reported in this column for Mr. Chadha in 2021, and Mr. Cogburn in 2022, include amounts received as base service fees for service on the Board of Directors pursuant to our non-employee director compensation policy then in effect, for the respective periods of such year that they were not employees of the Company. For a description of our non-employee director compensation policy, please see "— Director Remuneration" above. Mr. Chadha became our Executive Chairman in September 2021 and Mr. Cogburn ceased serving as our Chief Executive Officer in May 2022.

(2) The named executive officers did not earn any incentive compensation for 2022 and there have been no bonus awards issued in respect of their services in 2022. The Compensation Committee has not yet determined whether any bonuses will be paid in respect of 2022 and it is not known at this time when such determination may be made.

(3) There were no stock awards or other equity compensation issued to the named executive officers in 2022.

The amounts reported in this column for 2021 represent the aggregate grant date fair value of the restricted stock units and performance units granted to the named executive officers during the 2021 fiscal year, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, and do not necessarily correspond to the actual value that might be realized by the named executive officers, which depends on the market value of our Common Stock on the date when, and if, the units are settled.

Grants made during the fiscal year ended December 31, 2021 to Mr. Sortur, were restricted stock units subject to time-based vesting conditions. For such time-based vesting awards, the grant date fair value was calculated by multiplying the market closing price on the date of grant by the number of shares of our Common Stock subject to the restricted stock units on the grant date.

Mr. Chadha was also granted restricted stock units having a value of $140,000 on December 31, 2021 for his service as a non-employee director in 2021 prior to his appointment as Executive Chairman. These units were settled in cash during 2022 as described in the footnotes to the Director Compensation Table above. In addition, on September 14, 2021, the Company granted Mr. Chadha performance units with a market performance condition (as described in the Narrative to Summary Compensation Table — Executive Employment Agreements — Letter Agreement with Mr. Chadha" below). The fair value of the awards as reported in the table and as accounted for in the Company's financial statements was determined as of the grant date by application of the Monte Carlo simulation model. For additional information, including a discussion of the assumptions used to calculate these values, please see note 16 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. To date, this award has not vested and, as of December 30, 2022 (the last trading day of 2022), the fair market value of the shares underlying this award (determined by multiplying our closing price on December 30, 2022 times the number of shares subject to the award) was $34,850. Mr. Chadha has not received any cash compensation in respect of these performance units.

(4)    The amount reported in this column for Mr. Chadha in 2022 includes the "True-Up Payment" paid to Mr. Chadha in respect of his 2021 equity grant for board services and described in the footnotes to the Director Compensation Table above. The amount reported in this column for Mr. Chadha in 2021 reflects the amounts paid to him for his service on the board of directors prior to becoming Executive Chairman in September 2021, other than base director fees, which are included in Mr. Chadha's salary information for 2021. For a description of our non-employee director compensation policy, please see "— Director Remuneration" above.

(5)    Mr. Cogburn ceased to serve as our Chief Executive Officer on May 15, 2022 and continues to serve as a member of our Board of Directors. The amounts reported in this column for Mr. Cogburn reflect all severance and consulting payments payable to Mr. Cogburn pursuant to his transition agreement, which payments are comprised of (i) a cash severance payment of $565,000.00, paid in a lump sum in connection with his entry into the agreement (ii) consulting fees payable in two installments of $562,500.00, the first installment was paid in November 2022, and the second installment was paid during May of 2023, and (iii) an amount up to $30,000 per annum ($1,250 per month) as reimbursement for certain insurance expenses for 24 months following Mr. Cogburn's last date of employment. For additional information, please see "Narrative to Summary Compensation Table — Executive Employment Agreements — *Transition Agreement with Mr. Cogburn*" below.

(6)    Mr. Yannamani was not a named executive officer in the prior year and, therefore, in accordance with SEC regulations, only compensation information for the fiscal year in which he became a named executive officer is included in the Summary Compensation Table.

(7)    Mr. Sortur ceased to serve as our Chief Financial Officer on October 2, 2023.

## Narrative to Summary Compensation Table

### Executive Employment Agreements

We have not entered into an employment agreement with Mr. Sortur. In September 2021 we entered into a letter agreement regarding Mr. Chadha's appointment as Executive Chairman, and in July 2022 we entered into an employment agreement with Mr. Yannamani. In March 2022, we entered into an agreement with Mr. Cogburn regarding his transition from the CEO role. For a discussion of the severance pay and other benefits to be provided to our current named executive officers, including Mr. Sortur, generally in connection with a termination of employment and/or a change in control, please see "— *Potential Payments Upon Termination or Change In Control*" below. Please also refer to the discussion of Mr. Chadha's letter agreement and Mr. Yannamani's employment agreement immediately following. In addition, Mr. Cogburn's transition agreement summary below details the severance pay and other benefits provided to him in connection with his transition from CEO.

### Letter Agreement with Mr. Chadha

In connection with Mr. Chadha's appointment as Executive Chairman in September 2021, the Company entered into a letter agreement with Mr. Chadha, which provides for a term expiring on December 31, 2023.

While employed, Mr. Chadha will be paid a base salary at an annual rate of $1 million. During the term, Mr. Chadha is also eligible to earn an annual bonus equal to up to 200% of his base salary (pro-rated for 2021), subject to the achievement of applicable performance objectives, payable no later than March 15th of the year following the calendar year to which the bonus relates, and subject to his continued employment with the Company through the last day of the calendar year to which the bonus relates. Mr. Chadha's annual bonus may be payable in cash, Common Stock or a mix of cash and Common Stock. If Mr. Chadha's employment is terminated at any time by the Company without "cause" (as defined in the agreement), he will remain eligible to receive a non-pro-rated bonus for the year in which such qualifying termination occurs, determined based on actual performance. The agreement also subjects Mr. Chadha to an indefinite confidentiality provision and covenant not to solicit the Company's employees or customers during the term of his employment.

Upon his appointment, Mr. Chadha also received 2,125 "performance units", which are notional units representing the right to receive one share of Common Stock (or the cash value of one share of Common Stock) which may be earned upon the achievement of certain performance metrics. The acquisition of the performance units was unanimously approved by the Board of Directors of the Company other than Mr. Chadha, who recused himself from the discussion, including each of the independent directors. At the election of the Compensation Committee of the Company, Mr. Chadha's performance units may be settled in cash or in shares of Common Stock. Mr. Chadha is also entitled to dividend equivalents in respect of any dividends paid, which will be subject to the same vesting and settlement terms as the performance units to which they relate.

Mr. Chadha will vest in one-half of the performance units (the "Tranche 1 PSUs") if at any time following the appointment date and prior to June 30, 2024, the volume weighted average of the reported closing prices of the Common Stock is $40,000 per share or greater on (x) sixty (60) consecutive trading days or (y) ninety (90) non-consecutive trading days in any period of one hundred and eighty (180) days. In addition, Mr. Chadha will vest in the remaining one-half of the performance units (the "Tranche 2 PSUs") if at any time following the appointment date and prior to June 30, 2025, the volume weighted average of the reported closing prices of the Common Stock is $80,000 per share or greater on (x) sixty (60) consecutive trading days or (y) ninety (90) non-consecutive trading days in any period of one hundred and eighty (180) days. Mr. Chadha will remain eligible to earn his performance units so long as he remains employed with the Company as Executive Chairman through December 31, 2023 and following such date he remains engaged with the Company in any capacity, including as a non-employee director. Any Tranche 1 PSUs and Tranche 2 PSUs that are not earned by June 30, 2024 and June 30, 2025, respectively, will be forfeited for no consideration and will no longer be eligible to vest.

Mr. Chadha's performance units will remain eligible to vest based on the stock price criteria above if his employment is terminated by the Company without "cause" prior to December 31, 2023, or his employment is terminated due to death or disability, in which case the requirement of continued service will be deemed met. In addition, if a "change in control" (as defined in the Equity Plan) occurs prior to the applicable expiration date, if the performance units are assumed by the acquiror, the units will remain outstanding and eligible to vest based solely on Mr. Chadha's continued service to the Company. If, in connection with such change in control, the performance units are not assumed by an acquiror, a number of performance units will vest based on the per share price paid in the transaction, with 0% vesting if the per share price is equal to or less than $8,000.00 per share, and 100% of the Tranche 1 PSUs vesting if the per share price is equal to or greater than $40,000 and 100% of the Tranche 2 PSUs vesting if the per share price is equal to or greater than $80,000, and a number of Tranche 1 PSUs and Tranche 2 PSUs vesting determined based on a straight line interpolation if the share price is between $8,000 and $40,000.00 or $80,000.00, respectively. In addition, if there is a change in control that is principally negotiated and approved by, and recommended to the Company's stockholders by a special committee of independent directors, which committee does not include Mr. Chadha, and neither Mr. Chadha or any of its affiliates is directly or indirectly an equity holder of the acquiring company, and the Tranche 1 PSUs are not assumed by an acquiror in connection with such transaction, all of his then unvested Tranche 1 PSUs will vest, and the Tranche 2 PSUs would be eligible for the pro rata vesting described above.

**Employment Agreement with Mr. Yannamani**

On July 26, 2022, Exela Technologies BPA, LLC, a subsidiary of Exela Technologies, Inc., entered into an employment agreement with Suresh Yannamani, pursuant to which Mr. Yannamani serves as the subsidiary's chief executive officer. The agreement provides for an initial one-year term, with automatic renewals thereafter. While employed, Mr. Yannamani will be paid an annual base salary of $422,500, subject to annual review, and is eligible to participate in the Exela Technologies, Inc. Executive Bonus Plan with a bonus target of 100% of his annual base salary, and a maximum bonus of 250% of his annual base salary, subject to the achievement of applicable performance objectives and the other terms and conditions of the bonus plan. In addition, the agreement provides that in the event of Mr. Yannamani's termination of employment by the Company without cause or if he resigns with good reason (as each such term is defined in his employment agreement), and executes a release of claims, he will be entitled to: (i) an amount equal to two times his annual base salary payable over a 12 month period, (ii) an amount equal to two times his target bonus amount payable on the first to occur of: (A) when executive bonuses are paid to similarly situated executives of the subsidiary and (B) March 15$^{th}$ of the calendar year following the year of his termination of employment, and (iii) up to 18 months continuation of medical coverage at the subsidiary's expense. If he experiences a qualifying termination of employment within one year of a change of control (as defined in the agreement), Mr. Yannamani is entitled to the forgoing severance benefits, as well as a lump sum amount equal to his prorated target bonus through his termination date for the year of his qualifying termination. In addition, in the event of his qualifying termination of employment, any equity awards granted to Mr. Yannamani during the term of his employment will immediately vest and become exercisable. The agreement also subjects Mr. Yannamani to an indefinite confidentiality provision and covenants not to solicit any employees, officers, and current or prospective customers of the subsidiary during the term of his employment and for one year after the termination of his employment for any reason. In connection with his entry into the agreement, Mr. Yannamani ceased being President of the registrant.

**Transition Agreement with Mr. Cogburn**

The Company and Mr. Cogburn entered into a transition agreement dated March 31, 2022, pursuant to which Mr. Cogburn transitioned his role, and which provided for his entry into a consulting agreement whereby he agreed to provide consulting services as reasonably requested by the Company from time to time through April 30, 2023. In consideration for these services among other things, Mr. Cogburn was entitled to: (i) a cash severance payment of $565,000.00, less all applicable withholdings and deductions payable within five business days, (ii) consulting fees that are to be paid in two installments of $562,500.00, the first installment was paid in November 2022, and the second installment is to be paid during May 2023, and (iii) an amount of up to $30,000 ($1,250 per month) as reimbursement for certain insurance expenses for up to 24 months following Mr. Cogburn's last date of employment. The transition agreement also provides that Mr. Cogburn will not be deemed to have experienced a termination of service with respect to (and will continue to vest in) his outstanding stock options until such time as he ceases to serve as a member of the Board, and the expiration date of such options will be extended until the earlier to occur of (x) two years following his last date of service on the Board, and (y) the original expiration date of such options. As a member of the Board, Mr. Cogburn is also entitled to receive compensation in accordance with the Company's non-employee director compensation policy (except that Mr. Cogburn was not entitled to the initial equity grant that is provided to newly appointed non-employee directors and his remuneration for 2022 was pro-rated based on the number of days he was not an employee).

**Short-Term Incentives**

The Company has adopted the Executive Officer Annual Bonus Plan. The plan first became effective November 6, 2019 and provides for potential awards of up to 100% of a participant's base salary based on attainment of performance goals tied to Company performance and payable in the calendar year following the year in which performance is measured. With respect to our 2021 or 2022 fiscal years, none of our named executive officers received such a performance-based bonus under the Annual Bonus Plan.

There have been no other bonuses approved for the named executive officers for 2022, however, the Compensation Committee has not determined whether any discretionary bonuses for 2022 may be awarded later in 2023. In 2022, the Compensation Committee approved bonuses to be paid to the named executive officers other than Mr. Cogburn in respect of their services in 2021, and also approved transaction bonuses of $922,000 and $461,040 for each of Messrs. Chadha and Sortur for their work on the debt exchange transactions that closed in December 2021 as well as certain other strategic initiatives on behalf of the

Company, and the transaction bonuses were paid during 2022. All such bonuses in respect of 2021 that were paid in 2022 were reported in the bonus column of the Summary Compensation Table for 2021.

**Stock Plans, Health and Welfare Plans, and Retirement Plans**

*2018 Stock Incentive Plan*

The Company currently maintains the 2018 Stock Incentive Plan, which was approved by our Board of Directors on December 19, 2017 and subsequently approved by a majority of our stockholders by written consent on December 20, 2017. The 2018 Stock Incentive Plan became effective on January 17, 2018, and there were originally 695 shares of our Common Stock reserved for issuance under our 2018 Stock Incentive Plan. On December 31, 2021, the stockholders of the Company approved our Amended and Restated 2018 Stock Incentive Plan, increasing the number of shares of Common Stock reserved for issuance from an original 695 shares to 4,462, which amendment and restatement was subsequently rescinded by the Company following a lawsuit that was filed against the Company alleging that the Company did not properly count the broker non-votes on such matter, and that as a result the 2018 Stock Incentive Plan in its amended and restated form was not properly approved. Although the Company believed that it had meritorious defenses to such suit, the Company determined that it would be less expensive to ask our stockholders to reapprove the amendment and restatement of the 2018 Stock Incentive Plan at the June 27, 2022 Annual Meeting, than to litigate the suit through to vindication of the Company's position. As a consequence, the increased 4,462 share reserve was approved by our stockholders at our 2022 Annual Meeting thereby mooting the lawsuit.

The 2018 Plan is administered by the Compensation Committee of our Board of Directors. Under the 2018 Plan, the Company is authorized to issue shares of our Common Stock to eligible participants in the form of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based on our Common Stock. We did not issue any equity awards under the 2018 Plan during 2022.

*Health and Welfare Plans*

Our named executive officers are eligible to participate in our employee benefits plans, including our medical, dental, vision, life, disability, health and dependent care flexible spending accounts and accidental death and dismemberment benefit plans, in each case on the same basis as all of our other employees.

*Retirement Plan*

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who meet the eligibility requirements may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee and employer contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Pre-tax contributions by participants and contributions that we may make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and all contributions are generally deductible by us when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee is 100% vested in his or her pre-tax deferrals when contributed and any employer contributions vest ratably over four years. The plan provides for a discretionary employer matching contribution; however, we currently do not make any matching contributions to the plan and did not make any matching contributions with respect to the 2022 plan year.

**Other Compensation Policies and Practices**

*Insider Trading Policy*

Our Insider Trading Policy provides that employees, including our executive officers and the members of our Board of Directors, are prohibited from engaging in transactions in our securities if such employee possesses material, non-public information about the Company. In addition, certain persons covered by our Insider Trading Policy must advise our General Counsel before effectuating any transaction in our securities.

*Stock Ownership Guidelines*

On December 19, 2017, our Board of Directors adopted Stock Ownership Guidelines for our non-employee directors, Chief Executive Officer, Chief Financial Officer and our other executive officers who report directly to our Chief Executive Officer, which we refer to here as covered persons. Our Stock Ownership Guidelines provide that within five years after first becoming subject to the guidelines, each covered person should own shares of our Common Stock with a specified fair market value, which is three times the annual retainer fee in the case of non-employee directors, six times annual base salary in the case of our Chief Executive Officer, three times annual base salary in the case of our Chief Financial Officer and one and one-half times annual base salary in the case of all other covered persons. Covered persons must retain their equity until their required ownership amount is met; provided that each covered person is at all times permitted to sell a portion of the shares of our Common Stock underlying his or her equity-based awards to the extent necessary to satisfy any withholding taxes due in connection with such awards. Included in a covered person's ownership amount for purposes of the Stock Ownership Guidelines are (i) one half of the fair market value of the shares of our Common Stock underlying vested stock options (to the extent the fair market value exceeds the applicable exercise price); and (ii) one half of the shares of our Common Stock subject to all vested and deferred restricted stock units. Shares of our Common Stock underlying unvested equity awards are not counted towards determining a covered person's stock ownership.

**Outstanding Equity Awards at Fiscal Year End**

The following table contains information regarding outstanding equity awards of Exela held by our named executive officers as of December 31, 2022.

| | Number of securities underlying unexercised options (#) exercisable[1] | Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)[2] | Option exercise price ($) | Option expiration date | Number of shares or units of stock that have not vested (#)[3] | Market value of shares of units of stock that have not vested ($)[3] | Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[4] | Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[5] |
|---|---|---|---|---|---|---|---|---|
| Par Chadha ..... | — | — | — | — | — | — | 2,125 | $34,850 |
| Shrikant Sortur .. | 6 | — | $71,760.00 | 8/31/28 | — | — | — | — |
| | 4 | 2 | $15,600.00 | 8/26/29 | — | — | — | — |
| Suresh Yannamani | 9 | — | $71,760.00 | 8/31/28 | — | — | — | — |
| | 6 | 3 | $15,600.00 | 8/26/29 | — | — | — | — |
| Ronald Cogburn .. | 9 | — | $71,760.00 | 8/31/28 | — | — | — | — |
| | 6 | 3 | $15,600.00 | 8/26/29 | — | — | — | — |

---

(1)  The number of shares and exercise price reported reflect the equitable adjustments made to the options to reflect the reverse splits of our shares that have occurred following the date of issue.

(2)  The unvested stock options vested and became exercisable on August 31, 2023.

(3)  The named executive officers were not issued any new grants during 2022 and there were no outstanding unit grants held by the named executive officers at the end of 2022.

(4)  The Company issued 2,125 performance units to Mr. Chadha in September 2021 that have not vested. For a description of the vesting conditions for Mr. Chadha's performance units please see "— Narrative to Summary Compensation Table - *Letter Agreement with Par Chadha*" above.

(5)  Based on $16.40 closing share price of Common Stock on December 30, 2022.

**Potential Payments Upon Termination or Change in Control**

The following summaries describe the potential payments and benefits that we would provide to our named executive officers who do not have employment agreements or transition agreements with us in connection with a termination of employment and/or a change in control, assuming the applicable triggering event occurred on December 31, 2022.

For a description of the severance payments and benefits made available to each of Mr. Chadha and Mr. Yannamani, and the amount of severance payments and benefits paid to Mr. Cogburn in connection with his termination of employment, please see "— Narrative to Summary Compensation Table — Executive Employment Agreements — *Letter Agreement with Par Chadha*", "— Narrative to Summary Compensation Table — Executive Employment Agreements — *Employment Agreement with Suresh Yannamani*" and "—Narrative to Summary Compensation Table — Executive Employment Agreements — *Transition Agreement with Ron Cogburn*" above.

**Severance Benefits**

Although we had not entered into a written agreement providing Mr. Sortur severance benefits, upon a termination of his employment by us without cause, Mr. Sortur would have been eligible for severance benefits pursuant to our current severance policy equal to continued payment of his base salary for a period of three weeks for each year of service, up to a maximum of 16 weeks. Our severance policy may be amended or terminated at any time in our sole discretion.

**Vesting and Settlement of Outstanding Equity Awards**

Our named executive officers hold vested and unvested stock options granted pursuant to our 2018 Plan. The 2018 Plan provides that in the event of a significant "corporate event," as defined therein, each outstanding award will be treated as the administrator determines. In addition, unless otherwise provided in an award agreement, with respect to each outstanding equity award under the 2018 Plan that is assumed or substituted in connection with a change in control, the vesting, payment, purchase or distribution of such award may not be accelerated by reason of the change in control for any award holder unless the award holder experiences an involuntary termination as a result of the change in control. For these purposes, an award holder will be deemed to experience an involuntary termination as a result of a change in control if the award holder experiences a termination other than for cause, or otherwise experiences a termination under circumstances which entitle the award holder to mandatory severance payment(s) pursuant to applicable law.

**Pay Versus Performance**

The following pay versus performance disclosure is new this year, as required by rules recently adopted by the SEC in the fall of 2022. The disclosure required for smaller reporting companies consists of a Pay Versus Performance table and reconciliation of the information reported in the table. The SEC believes this disclosure will help stockholders better evaluate the link between executive pay and performance, both for the Company on a stand-alone basis and as compared to other publicly traded companies.

The pay versus performance table is highly regulated and requires pay disclosure that is significantly different than what we have customarily provided in the Summary Compensation Table and the other executive compensation tables in prior years. The table currently provides SEC mandated compensation data for fiscal years 2021 and 2022 for our Named Executive Officers ("NEOs"), along with certain financial performance measures. In reviewing the table, our stockholders should note the following:

- The amounts in columns (b) and (d) of the table are taken from or derived directly from the total compensation paid to the relevant NEOs as reported in this year's or prior years' Summary Compensation Tables;

- The "compensation actually paid" in columns (c) and (e) represents a new type of compensation disclosure mandated by the SEC, the intent of which is to try and isolate the amount of compensation earned by the relevant NEO(s) in each year. To calculate "compensation actually paid," we are required to start with the totals for that year as reported in the Summary Compensation Table, deduct the Summary Compensation Table values for stock and option awards, and then add back amounts for new and previously outstanding stock and option awards in a manner mandated by the SEC. The disclosure and calculations are complex and can be confusing, and the amounts determined in accordance with the rules often bear no relation to the money or the economic value received or monetized by a particular NEO in the given year. We therefore caution that the term "compensation actually paid" should not be read literally and may not actually reflect the "take home" amounts received by our NEOs in a given year;

- The SEC rules require that we include in the Pay Versus Performance table information regarding our U.S. GAAP net income results. U.S. GAAP net income was not a performance metric in any of our compensation programs and did not affect the compensation awarded to our NEOs for the years covered by the Pay Versus Performance Table. We are nonetheless required to include such information in the table and we urge our investors to keep in mind that U.S. GAAP net income did not drive the amount of pay awarded to or realized by our NEOs.

**Pay Versus Performance Table**

| Year (a) | Summary Compensation Table Total for PEO P. Chadha[1] (b) | Summary Compensation Table Total for PEO R. Cogburn[1] (b) | Compensation Actually Paid to PEO P. Chada[2] (c) | Compensation Actually Paid to PEO R. Cogburn[3] (c) | Average Summary Compensation Table Total for Non-PEO NEOs (d) | Average Compensation Actually Paid to Non-PEO NEOs[4][5] (e) | Value of Initial Fixed $100 Investment based on Total Shareholder Return (f) | Net Income (h) |
|---|---|---|---|---|---|---|---|---|
| 2022 . . . . . . . . . . . . . | $ 1,128,626 | $2,028,750 | $1,128,626 | $2,028,750 | $ 414,613 | $ 414,613 | $ 0.33 | $ -415,581,000 |
| 2021 . . . . . . . . . . . . . | $16,110,924 | $ 422,500 | $7,270,924 | $ 422,500 | $1,241,100 | $1,189,722 | $70.42 | $ -142,390,000 |

1. Mr. Cogburn served as our principal executive officer (PEO) until May 15, 2022. Mr. Chadha, our Executive Chairman, has acted in a similar capacity since May 15, 2022.

2. The following table contains a reconciliation of the amounts reflected in the Summary Compensation Table for Mr. Chadha for each year covered in the pay for performance table above (as reported in column (b), above) as compared to the Compensation Actually Paid to Mr. Chadha for each such covered year (as reported in column (c), above).

|  | 2021 | 2022 |
|---|---|---|
| **Summary Compensation Table total for Mr. Chadha for the covered year** . . . . . . | $16,110,924 | $1,128,626 |
| *Less* Stock awards as reported in the Summary Compensation Table for the covered year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12,847,500 | $ — |
| *Plus* Fair value of stock awards granted during the covered fiscal year that are outstanding and unvested as of the end of that covered fiscal year[1] . . . . . . | $ 4,007,500 | $ — |
| *Plus* (Minus) Change in fair value as of the end of the covered fiscal year of stock awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Fair value of stock awards that are granted and vest in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Change in fair value as of the vesting date of any stock awards granted in a prior fiscal year that vest during the covered fiscal year . . . . . . . . . . . . . | $ — | $ — |
| *Less* Fair value as of the end of the prior fiscal year of all stock awards forfeited during the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* The dollar value of all dividends or dividend equivalent amounts paid on awards in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| **Compensation Actually Paid to Mr. Chadha for the covered year** . . . . . . . . . . . . | $ 7,270,924 | $1,128,626 |

———————————

(1) Mr. Chadha was granted restricted stock units having a value of $140,000 on December 31, 2021 for his

service as a nonemployee director in 2021 prior to his appointment as Executive Chairman. These units were settled in cash during 2022 as described in the footnotes to the Director Compensation Table. In addition, on September 14, 2021, the Company granted Mr. Chadha performance units with a market performance condition (as described in the Narrative to Summary Compensation Table — Executive Employment Agreements — Letter Agreement with Mr. Chadha"). The fair value of these performance units as accounted for in the Company's financial statements as of December 31, 2021 was less than forty percent of the grant date fair value as reported in the Summary Compensation Table. This value was not adjusted for accounting purposes as of December 21, 2022. For additional information, including a discussion of the assumptions used to calculate these values, please see note 16 to our consolidated financial statements included in our Annual Report. To date, this award has not vested and, as of December 30, 2022 (the last trading day of 2022), the fair market value of the shares underlying this award (determined by multiplying our closing price on December 30, 2022 times the number of shares subject to the award) was $34,850. Mr. Chadha has not received any cash compensation in respect of these performance units.

3.  The following table contains a reconciliation of the amounts reflected in the Summary Compensation Table for Mr. Cogburn for each year covered in the pay for performance table above (as reported in column (b), above) as compared to the Compensation Actually Paid to Mr. Cogburn for each such covered year (as reported in column (c), above).

|  | 2021 | 2022 |
|---|---|---|
| **Summary Compensation Table total for Mr. Cogburn for the covered year** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $422,500 | $2,028,750 |
| *Less* Stock awards as reported in the Summary Compensation Table for the covered year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Fair value of stock awards granted during the covered fiscal year that are outstanding and unvested as of the end of that covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* (Minus) Change in fair value as of the end of the covered fiscal year of stock awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Fair value of stock awards that are granted and vest in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Change in fair value as of the vesting date of any stock awards granted in a prior fiscal year that vest during the covered fiscal year . . . | $ — | $ —[1] |
| *Less* Fair value as of the end of the prior fiscal year of all stock awards forfeited during the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* The dollar value of all dividends or dividend equivalent amounts paid on awards in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| **Compensation Actually Paid to Mr. Cogburn for the covered year** . . . . . . . | $422,500 | $2,028,750 |

---

(1) Exercise prices of all of the outstanding options as of each of the year end were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic values were zero.

4.  The following table contains a reconciliation of the amounts reflected in the Summary Compensation Table for Mr. Yannamani for each year covered in the pay for performance table above (as reported in column (b), above) as compared to the Compensation Actually Paid to Mr. Yannamani for each such covered year (as reported in column (c), above).

| | 2021 | 2022 |
|---|---|---|
| **Summary Compensation Table total for Mr. Yannamani for the covered year** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | N/A | $422,725 |
| *Less* Stock awards as reported in the Summary Compensation Table for the covered year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | N/A | $ — |
| *Plus* Fair value of stock awards granted during the covered fiscal year that are outstanding and unvested as of the end of that covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | N/A | $ — |
| *Plus* (Minus) Change in fair value as of the end of the covered fiscal year of stock awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year . . . . . . . . . . . . . | N/A | $ — |
| *Plus* Fair value of stock awards that are granted and vest in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | N/A | $ — |
| *Plus* Change in fair value as of the vesting date of any stock awards granted in a prior fiscal year that vest during the covered fiscal year . . . | N/A | $ —[1] |
| *Less* Fair value as of the end of the prior fiscal year of all stock awards forfeited during the covered fiscal year . . . . . . . . . . . . . . . . . . . . . | N/A | $ — |
| *Plus* The dollar value of all dividends or dividend equivalent amounts paid on awards in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . | N/A | $ — |
| **Compensation Actually Paid to Mr. Yannamani for the covered year** . . . . . | N/A | $422,725 |

(1) Exercise prices of all of the outstanding options as of each of the year end were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic values were zero.

5. The following table contains a reconciliation of the amounts reflected in the Summary Compensation Table for Mr. Sortur for each year covered in the pay for performance table above (as reported in column (b), above) as compared to the Compensation Actually Paid to Mr. Sortur for each such covered year (as reported in column (c), above).

| | 2021 | 2022 |
|---|---|---|
| **Summary Compensation Table total for Mr. Sortur for the covered year** . . . | $1,241,100 | $406,500 |
| *Less* Stock awards as reported in the Summary Compensation Table for the covered year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 77,700 | $ — |
| *Plus* Fair value of stock awards granted during the covered fiscal year that are outstanding and unvested as of the end of that covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 26,322 | $ — |
| *Plus* (Minus) Change in fair value as of the end of the covered fiscal year of stock awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Fair value of stock awards that are granted and vest in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* Change in fair value as of the vesting date of any stock awards granted in a prior fiscal year that vest during the covered fiscal year . . . | $ — | $ —[1] |
| *Less* Fair value as of the end of the prior fiscal year of all stock awards forfeited during the covered fiscal year . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| *Plus* The dollar value of all dividends or dividend equivalent amounts paid on awards in the covered fiscal year . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| **Compensation Actually Paid to Mr. Sortur for the covered year** . . . . . . . . | $1,189,722 | $406,500 |

(1) Exercise prices of all of the outstanding options as of each of the year end were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic values were zero.

(2) The Restricted Stock Units granted to Mr. Stortur had a grant date fair value of $77,700, which was $26,322 based on the price of one share of common stock on December 31, 2021. When the shares vested in 2022 they had a value of $15,021. No adjustment was made to the table to reflect this.

# EXECUTIVE OFFICERS

The following table sets forth the name, age, and position of each of our executive officers as of the Record Date:

| Name | Age | Positions Held |
|------|-----|----------------|
| Suresh Yannamani | 58 | Chief Executive Officer, Exela Technologies BPA, LLC |
| Matthew Brown | 37 | Interim Chief Financial Officer |
| Mark D. Fairchild | 63 | President, Public Sector & Exela Smart Office |
| Srini Murali | 50 | President |
| Vitalie Robu | 52 | President, EMEA |
| Par Chadha* | 68 | Executive Chairman |

\* Biographical information about Mr. Chadha is provided above in the section entitled "*Proposal No. 1 — Election of Directors.*"

*Suresh Yannamani* is the Chief Executive Officer of Exela Technologies BPA, LLC and was our President from the closing of the Novitex Business Combination until July 2022. He served as President, Americas of SourceHOV from 2011 until the closing of the Novitex Business Combination, and has been a part of companies that were predecessors to SourceHOV from 1997 until the closing of the Novitex Business Combination. Mr. Yannamani oversees sales and operations and plays a large part in scaling the transaction processing solutions practice and enterprise solution strategy for healthcare, financial services and commercial industries. Mr. Yannamani was also President of HOV Services, LLC from 2007 to 2011, serving customers in the healthcare, financial services, insurance and commercial industries. Mr. Yannamani was the Executive Vice President of BPO services for Lason from 1997 to 2007 prior to its acquisition by HOV Services, LLC. Mr. Yannamani also served in management roles at IBM from 1995 to 1997, managing the design, development, and implementation of financial management information systems for the public sector and worked for Coopers & Lybrand as a consultant in public audits from 1992 to 1994. Mr. Yannamani has a bachelor's degree in Chemistry from the University of London and holds an MBA from Eastern Michigan University.

*Matthew Brown* is the Interim Chief Financial Officer at Exela Technologies, Inc. Since May 2022, Mr. Brown served as President of ETI-MNA, the Company's investment portfolio management entity, tasked with increasing shareholder value by strategically purchasing, developing, and selling operating businesses. Mr. Brown joined the Company in July 2017 as Global Head of Business Strategy to oversee the Company's Digital Transformation strategy. Mr. Brown was also instrumental in identifying and leading the divestiture, acquisition, and integration of several operating businesses on behalf of the Company. As the Global Head of Business Strategy, Mr. Brown led the teams responsible for driving strategic initiatives and go-to-market priorities to deliver maximum value for the Company's customers through integrated solution suites.

Prior to joining the Company, from 2007 to 2017 Mr. Brown served in various roles at HGM, a family office and buyout fund with diversified professional capabilities, ultimately serving as a Senior Vice President at HGM from 2016 to 2017. In this role, Mr. Brown provided a broad range of services across strategy, financial, legal, consulting, digital transformation, and venture creation to HGM's portfolio companies. During his tenure with HGM, Mr. Brown led all stages of the mergers and acquisitions life cycle, including supporting transitional operations and management of integration synergies, and participated in recapitalizations of over $4 billion in new equity and debt. Mr. Brown graduated summa cum laude from the University of California, San Diego, with a B.S. degree in electrical engineering.

*Mark D. Fairchild* is our President, Public Sector & Exela SmartOffice and served as President of Exela Enterprise Solutions from the Novitex Business Combination until January 2019 and, prior to that served as President, Europe, of SourceHOV from the merger of BancTec and SourceHOV in 2014, having served in management roles at BancTec since 1985. With more than 30 years of executive experience in the financial services industry, Mr. Fairchild specializes in global account management, transaction processing services, software solutions and hardware technology products. In 2005, Mr. Fairchild was appointed Chief Technology Officer of BancTec and was responsible for the company's software and hardware products, manufacturing and internal IT services until 2014. Prior to this role, Mr. Fairchild acted as Vice President for International Operations of BancTec from 2001 to 2005 and VP of European Operations from 1998 to 2001. In his role as International Systems Director from 1991 to 1998, Mr. Fairchild led the European software teams, implementing payment platforms throughout the region. As Director of Engineering of BancTec from 1989 to 1991, Mr. Fairchild led the research and development team that introduced a new high-speed digital image processing system that formed the base of BancTec's ImageFIRST product portfolio. Mr. Fairchild joined BancTec as a Project Manager, a position he held from 1985 to 1986. He began his career as a software developer at British Aerospace, where he worked from 1981 to 1985. Mr. Fairchild graduated with honors from Manchester University with a bachelor's degree in aeronautical engineering and holds an MBA from London Business School.

*Srini Murali* is our President and served as President, Americas and APAC from January 2019 until July 2022, and prior to that, served as Chief Operating Officer, Americas and APAC from the Novitex Business Combination until January 2019. He is responsible for all sales, operations and business strategy functions across the Americas and Asia Pacific. Prior to the Novitex Business Combination, Mr. Murali served as Senior Vice President, Operations for the Americas and APAC regions for SourceHOV, creating global operating strategies, developing client relationships, and overseeing compliance. Mr. Murali has been a part of predecessor companies to SourceHOV since 1993. During his tenure, Mr. Murali has held analysis, product development, IT, and operational roles. In 2010, Mr. Murali took on a broader scope of responsibility as SourceHOV's Senior Vice President of Global Operations and IT. Mr. Murali has served in executive-level leadership roles at companies that preceded SourceHOV since 2007, when he was appointed Vice President of IT and Technology. Prior to these management roles, Mr. Murali served as Director of Information Technology for Lason from 2002 to 2007, and as an Application Development Manager for Lason from 1998 to 2002. Before joining Lason, Mr. Murali worked as a Systems Engineer for Vetri Systems from 1996 to 1998. Mr. Murali graduated with a bachelor's degree in mathematics and statistics from Loyola College, Chennai, and earned an MBA from Davenport University, Michigan.

*Vitalie Robu* is our President, EMEA and served as Chief Operating Officer, EMEA from the Novitex Business Combination until January 2019. Mr. Robu is responsible for all sales, operations and business strategy functions across Europe, the Middle East and Africa. Mr. Robu specializes in transaction processing services, technology products, and software solutions, and has over 20 years of international management experience in the private and public sectors. Prior to the Novitex Business Combination, he served as Senior Vice President, Operations for the European region of SourceHOV from 2014. From 2010 to 2014, Mr. Robu held the position of President and Executive Director of DataForce UK, a business process outsourcing and software provider that was part of SourceHOV. Prior to joining the SourceHOV group, Mr. Robu served as Manager of Investment and Insurance Products for Citibank EMEA in London from 2007 to 2010. Mr. Robu has degrees in International Relations from the National School for Political Studies, Bucharest and Physics from the State University of Moloves, and earned an MBA from IMD — International Institute for Management Development, Lausanne.

# OWNERSHIP OF EQUITY SECURITIES

## Principal Holders of Common Stock

Based upon public filings and other information available to the Company, as of the Record Date, the Company is not aware of any person who may be deemed to be a beneficial owner of 5% or more of the outstanding shares of Common Stock because they possessed or shared voting or investment power with respect to the shares of Common Stock.

## Common Stock Ownership by Directors and Executive Officers

The following table presents the number of shares of Common Stock beneficially owned by the directors, the nominees for director, the named executive officers and all directors, nominees for director and named executive officers as a group as of the Record Date. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership[1] | Percent of Class[1] |
|---|---|---|
| Par S. Chadha[2] | 3,494 | * |
| Sharon Chadha[3] | 3,494 | * |
| James G. Reynolds[4] | 317 | * |
| Martin P. Akins[5] | 28 | * |
| Marc A. Beilinson[6] | 25 | * |
| J. Coley Clark[7] | 20 | * |
| Ronald C. Cogburn[8] | 50 | * |
| Matthew T. Brown[9] | 48 | * |
| Suresh Yannamani[10] | 73 | * |
| All directors, named executive officers and other executive officers as a group [11] (12 persons) | 4,170 | * |

---

\*    Represents holdings of less than one percent.

(1)  Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Securities Exchange Act of 1934 and is based upon the 6,365,353 shares of Common Stock outstanding as of The Record Date. Shares of our Common Stock issuable upon exercise of options, warrants, vesting of restricted stock units or other rights or the conversion of other convertible securities beneficially owned that are exercisable or convertible within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding such securities and rights and all executive officers and directors as a group. For purposes of this table, Series A Perpetual Convertible Preferred Stock ("Series A Preferred Stock") converting at a rate of 0.000142 per share and Series B Preferred Stock converting at a rate of 0.005315 per share as of The Record Date and held by the applicable holder are reported on an as converted to Common Stock basis.

(2)  Mr. Chadha individually owns 354 shares of Common Stock and 10,438 shares of Series B Preferred Stock. Mr. Chadha is a member of HGM or its affiliates and may be deemed to beneficially own the shares of Common Stock, Series B Preferred Stock and Series B Preferred Stock beneficially owned by HandsOn Global Management, LLC and its affiliates, including Adesi 234 LLC, HandsOn 3, LLC, HOF 2 LLC, and HOVS LLC (collectively, "HGM") under Rule 13d-3. By virtue of his control of HGM, Mr. Chadha, may be deemed to beneficially own, and the table above reflects, shares of Common Stock attributable to HGM, in addition to shares of Common Stock issuable upon conversion of 1,412,897 shares of the Series A Preferred Stock and 535,262 shares of the Series B Preferred Stock held by HGM. In addition, Mr. Chadha may also be deemed to beneficially own the shares beneficially owned by Mrs. Chadha, which shares are also included in his total in the table above.

(3)  Mrs. Chadha individually owns 7 shares of Common Stock (and is eligible to receive 8 shares upon vesting RSUs immediately prior to the annual meeting) and 4,640 shares of Series B Preferred Stock. Her shares may be deemed to be included in the numbers of shares attributed to Mr. Chadha due to their marriage (and have been included in his total above), and, due to their marriage, Mrs. Chadha may be

deemed to beneficially own the shares controlled by him, thus she reports the same number of shares as Mr. Chadha without duplication in the total.

(4) Shares reported include shares issuable upon conversion of 114,770 shares of Series A Preferred Stock and 37,500 shares of Series B Preferred Stock. Except for any shares of Common Stock owned individually by Mr. Reynolds and vested options to purchase 19 shares of Common Stock, shares are held by SoNino LLC, which Mr. Reynolds controls.

(5) Shares reported include shares issuable upon conversion of 1,270 shares of Series B Preferred Stock. Mr. Akins owns certain shares jointly with his spouse, all of which he is deemed to beneficially own.

(6) Shares reported include shares issuable upon conversion of 1,425 shares of Series B Preferred Stock.

(7) Shares reported include shares issuable upon conversion of 1,131 shares of Series B Preferred Stock.

(8) Shares reported include vested options to purchase 19 shares of Common Stock and shares issuable upon conversion of 10,494 shares of Series A Preferred Stock and 3,847 shares of Series B Preferred Stock.

(9) Shares reported include vested options to purchase 11 shares of Common Stock and shares issuable upon conversion of 10,494 shares of Series A Preferred Stock and 6,772 shares of Series B Preferred Stock.

(10) Shares reported include vested options to purchase 19 shares of Common Stock and shares issuable upon conversion of 17,836 shares of Series A Preferred Stock and 9,784shares of Series B Preferred Stock.

(11) Shares reported include 115 restricted stock units and vested options to purchase shares of Common Stock and shares issuable upon conversion of 1,563,686 shares of Series A Preferred Stock and 616,604 shares of Series B Preferred Stock.

*Series A Preferred Stock*

The following table presents the number of shares of Series A Preferred Stock beneficially owned by the directors, the named executive officers and all directors, named executive officers as a group as of the Record Date. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership | Percent of Class[1] |
|---|---|---|
| Par S. Chadha[2] | 1,412,897 | 50.9% |
| Sharon Chadha[2] | 1,412,897 | 50.9% |
| James G. Reynolds[3] | 114,770 | 4.1% |
| Martin P. Akins | — | — |
| Marc A. Beilinson | — | — |
| J. Coley Clark | — | — |
| Ronald C. Cogburn | 10,494 | * |
| Matthew T. Brown | 4,284 | * |
| Suresh Yannamani | 17,836 | * |
| All directors, named executive officers and other executive officers as a group (12 persons) | 1,563,686 | 56.3% |

---

* Represents holdings of less than one percent.

(1) Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Exchange Act and is based upon the 2,778,111 shares of Series A Preferred Stock outstanding as of The Record Date.

(2) Includes 1,412,897 shares owned by HGM.

(3) Shares are held by SoNino LLC, which Mr. Reynolds controls.

*Series B Preferred Stock and Tandem Preferred Stock*

The following table presents the number of shares of Series B Preferred Stock and Tandem Preferred Stock beneficially owned by the directors, the named executive officers and all directors, named executive officers as a group as of the Record Date. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership | Percent of Class[1] |
|---|---|---|
| Par S. Chadha[2] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550,340 | 18.2% |
| Sharon Chadha[2] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550,340 | 18.2% |
| James G. Reynolds[3] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,500 | 1.2% |
| Martin P. Akins . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,270 | * |
| Marc A. Beilinson . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,425 | * |
| J. Coley Clark . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,131 | * |
| Ronald C. Cogburn . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,847 | * |
| Matthew T. Brown . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,772 | * |
| Suresh Yannamani . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,784 | * |
| All directors, named executive officers and other executive officers as a group (12 persons) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 616,604 | 20.4% |

---

\* Represents holdings of less than one percent.

(1) Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Exchange Act and is based upon the 3,029,900 shares of Series B Preferred Stock outstanding as of The Record Date.

(2) Includes 535,262 shares owned by HGM.

(3) Shares are held by SoNino LLC, which Mr. Reynolds controls.

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, the chairman of the audit committee. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our stockholders' best interests. Related persons include our major stockholders and directors and officers, as well as immediate family members of directors and officers.

Exela participated in the following transactions with related persons that are required to be reported under the SEC's rules:

*Relationship with HandsOn Global Management*

The Company incurred reimbursable travel expenses to HOVS LLC and HandsOn Fund 4 I, LLC (collectively, and together with certain of their affiliated entities managed by HandsOn Global Management LLC, including such entity, "HGM") of $0 and less than $0.1 million for the three months ended June 30, 2023 and 2022, respectively, and less than $0.1 million for each of the six months ended June 30, 2023 and 2022. Certain members of our Board, including our Executive Chairman, Par Chadha, Sharon Chadha, Ron Cogburn, and James Reynolds are, have been, or may be deemed to be affiliated with HGM.

Pursuant to a master agreement dated January 1, 2015 between Rule 14, LLC and a subsidiary of the Company, the Company incurs marketing fees to Rule 14, LLC, a portfolio company of HGM. Similarly, the Company is party to ten master agreements with entities affiliated with HGM's managed funds, each of which were entered into during 2015 and 2016. Each master agreement provides the Company with use of certain technology and includes a reseller arrangement pursuant to which the Company is entitled to sell these services to third parties. Any revenue earned by the Company in such third-party sale is shared 75%/25% with each of HGM's venture affiliates in favor of the Company. The brands Zuma, Athena, Peri, BancMate, Spring, Jet, Teletype, CourtQ and Rewardio are part of the HGM managed funds. The Company has the license to use and resell such brands, as described therein. The Company incurred fees of $2.1 million and $1.6 million relating to these agreements for the three months ended June 30, 2023 and 2022, respectively. The Company incurred fees of $4.5 million and $3.1 million relating to these agreements for the six months ended June 30, 2023 and 2022, respectively.

Certain operating companies lease their operating facilities from HOV RE, LLC and HOV Services Limited, which are affiliates under common control with HGM. The rental expense for these operating leases was less than $0.1 million for each of the three months ended June 30, 2023 and 2022, and $0.1 million for each of the six months ended June 30, 2023 and 2022. In addition, HOV Services, Ltd. provides the Company data capture and technology services. The expense recognized for these services was approximately $0.5 million and $0.4 million for the three months ended June 30, 2023 and 2022, respectively, and $0.8 million and $0.7 million for the six months ended June 30, 2023 and 2022, respectively. These expenses are included in cost of revenue in the condensed consolidated statements of operations.

*Consulting Agreement*

The Company receives services from Oakana Holdings, Inc. The Company and Oakana Holdings, Inc. are related through a family relationship between certain stockholders and the president of Oakana Holdings, Inc. The expense recognized for these services was approximately less than $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Subscription Agreements*

During the year ended December 31, 2021, the Company entered into separate subscription agreements with five of its directors. Pursuant to these subscription agreements, the Company issued and sold 15, 39, 15, 19 and 9 shares of Common Stock to Sharon Chadha, Par Chadha, Martin Akins, J. Coley Clark and John Rexford, respectively, for a purchase price of $0.1 million, $0.2 million, less than $0.1 million, $0.1 million and less than $0.1 million, respectively.

On July 21, 2022, the Company entered into a subscription agreement with its Executive Chairman. Pursuant to this subscription agreement, on August 11, 2022, the Company issued and sold 354 shares of Common Stock to Par Chadha for a purchase price of $0.1 million.

*Subscription, Voting and Redemption Agreement*

On May 19, 2022, the Company issued 1,000,000 shares of special voting preferred stock, par value $0.0001 per share ("Redeemable Special Voting Preferred Stock") at par value of $100 to GP-HGM LLC, an entity affiliated with the Executive Chairman of the Company, pursuant to a certain subscription, voting and redemption agreement (the "Subscription, Voting and Redemption Agreement"). The Company designated 1,000,000 shares of its authorized and unissued preferred stock as special voting preferred stock and filed a certificate of designations, preferences, rights and limitations for the special voting preferred stock. The Executive Chairman of the Company was the designated manager of GP-HGM LLC. As a sole holder of the Redeemable Special Voting Preferred Stock, GP-HGM LLC was entitled to 20,000 votes per share, to be voted together and in proportion with the holders of the Company's voting capital stock as a single class at the Company's 2022 annual meeting of the stockholders on two specific proposals: (a) approval of the adoption of an amendment to the Company's certificate of incorporation to effect a reverse split of its outstanding Common Stock (the "Reverse Stock Split Proposal") and (b) approval of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of preferred stock from 20,000,000 shares to 40,000,000 shares. The shares of Redeemable Special Voting Preferred Stock were redeemed at par on June 28, 2022.

*Employment Relationships*

We have entered into the following related party employment relationships: Matt Reynolds, the brother of James Reynolds, our former chief financial officer and current director, is employed as our Vice President — Finance, and received a base salary of $169,067 for 2022; Andrej Jonovic, the son-in-law of the Executive Chairman and Mrs. Chadha, is employed as our Executive Vice President, Business Strategy and Corporate Affairs, and received a base salary of $408,140 for 2022. Neither of Messrs. Reynolds or Jonovic has received a bonus or incentive based compensation in respect of their services during 2022.

## OWNERSHIP OF SPECIAL VOTING STOCK

As of the Record Date, all of the Special Voting Stock was held by GP-HGM LLC, an affiliate of HGM and an entity controlled by Mr. Chadha. The terms of the Special Voting Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware. The Special Voting Stock has an aggregate liquidation preference equal to its par value and is not entitled to vote on any matters other than Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) and as required by Delaware law. All of the outstanding shares of Special Voting Stock will be redeemed for their par value following the Annual Meeting.

The holder of the Special Voting Stock, GP-HGM LLC, has entered into a voting agreement, providing that it will vote all shares of Special Voting Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) in the same proportion as the votes cast by holders of Common Stock and Tandem Preferred Stock on Proposal 4 (the Amendment to Series B Certificate of Designations Proposal) (excluding abstentions and, if applicable, broker non- votes). By way of example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock attend the meeting and, of that 40%, holders of 80% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 20% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote against Proposal 4, then the holder of the Special Voting Stock will cause 80% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 20% of the voting power of the outstanding shares of Special Voting Stock to be voted against Proposal 4. By way of further example, if holders of 40% in voting power of the outstanding shares of Common Stock and Tandem Preferred Stock attend the meeting and, of that 40%, holders of 70% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote in favor of Proposal 4, and holders of 30% in voting power of the shares of Common Stock and Tandem Preferred Stock present vote against Proposal 4, then the holder of the Special Voting Stock will cause 70% of the voting power of the outstanding shares of Special Voting Stock to be voted in favor of Proposal 4 and 30% of the voting power of the outstanding shares of Special Voting Stock to be voted against Proposal 4.

## OTHER MATTERS

### *Delinquent Section 16(a) Reports*

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of our Common Stock to file reports with the SEC. During 2022, due to administrative hurdles experienced by the Company in connection with the closing of the Common Stock for the Series B Preferred Stock exchange in March 2022, Par Chadha, Sharon Chadha, Srinivasan Murali, Marc Beilinson, J. Coley Clark, James Reynolds, Shrikant Sortur, John Rexford and William Transier were one day late in filing their Section 16(a) reports resulting from the share exchange.

### *Solicitation of Proxies*

The Company pays all of the costs of soliciting proxies. We will ask banks, brokers and other nominees and fiduciaries to forward the proxy materials to the beneficial owners of our Common Stock and to obtain the authority of executed proxies. We will reimburse them for their reasonable expenses. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be significant.

### *Stockholder Proposals for 2024 Annual Meeting*

Any stockholder who intends to present a proposal for inclusion in our proxy materials for our 2024 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must deliver the proposal to the Corporate Secretary of the Company at our principal executive offices, located at 2701 E. Grauwyler Rd., Irving, Texas 75061, not less than one hundred and twenty (120) days prior to the date of this Proxy Statement. However, if the date of next year's Annual Meeting is changed by more than thirty (30) days from the date of this year's meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

Any stockholder who intends to nominate a candidate for director election at the 2024 Annual Meeting of Stockholders or who intends to submit a proposal pursuant to our Bylaws without including such proposal in our proxy materials pursuant to Rule 14a-8 must deliver timely notice of the nomination or the proposal to the Corporate Secretary of the Company at our principal executive offices, located at 2701 E. Grauwyler Rd., Irving, Texas 75061, in the form provided in, and by the date required by, our Bylaws. To be timely, a stockholder's notice must be delivered to or mailed and received by the Secretary not more than ninety (90) days and not less than sixty (60) days prior to our 2024 Annual Meeting; provided, however, that in the event that the date of annual meeting is more than thirty (30) days before or more than sixty (60) days after the one-year anniversary of the date of the preceding year's annual meeting, notice by a stockholder, to be timely, must be delivered to or mailed and received by the Secretary no later than the ninetieth (90th) day prior to such annual meeting or, if later, the close of business on the tenth (10th) following the day on which the public announcement of the date of the annual meeting was first made. The written notice must include certain information and satisfy the requirements set forth in our Bylaws, a copy of which will be sent to any stockholder upon written request to the Corporate Secretary of the Company.

### *Communications with the Board*

Stockholders and other interested parties wishing to communicate with the Board of Directors, the non-management directors or with an individual Board member concerning the Company may do so by writing to the Board, to the non-management directors or to the particular Board member and mailing the correspondence to Exela Technologies, Inc., 2701 E. Grauwyler Rd., Irving, Texas 75061, Attention: Secretary. If from a stockholder, the envelope should indicate that it contains a stockholder communication. All such communications will be forwarded to the director or directors to whom the communications are addressed.

*Householding*

Under SEC rules, a single set of proxy statements and annual reports may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. At the present time, we do not "household" for any of our stockholders of record. If a stockholder holds shares in street name, however, such beneficial holder's bank, broker or other nominee may be delivering only one copy of our Proxy Statement and Annual Report on Form 10-K to multiple stockholders of the same household who share the same address, and may continue to do so, unless such stockholder's bank, broker or other nominee has received contrary instructions from one or more of the affected stockholders in the household. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our Annual Report on Form 10-K to a stockholder at a shared address to which a single copy of the documents was delivered. A beneficial holder who wishes to receive a separate copy of our Proxy Statement and Annual Report on Form 10-K, now or in the future, should submit this request by writing to Exela Technologies, Inc., 2701 E. Grauwyler Rd., Irving, Texas 75061, Attention: Investor Relations Department, or by calling our Investor Relations Department at (844) 935-2832. Beneficial holders sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future should contact their bank, broker or other nominee directly to request that only a single copy of each document be mailed to all stockholders at the shared address in the future. Stockholders of record receiving multiple copies of our Proxy Statement and Annual Report on Form 10-K may request householding by contacting our Investor Relations Department either in writing or by telephone at the above address or phone number.



**Access to Virtual-only Meeting and Participation at the Annual Meeting**

As described in the Notice and Proxy Statement, you are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on October 9, 2023, the Record Date. You will not be able to attend the Annual Meeting in person. Instead, you can attend the Annual Meeting by accessing the meeting center at www.virtualshareholdermeeting.com/XELA2023.

- Stockholders of Record: If you were a stockholder of record at the close of business on October 9, 2023 (i.e. your shares are held in your own name in the records of our transfer agent), you can attend the Annual Meeting by accessing the meeting center www.virtualshareholdermeeting.com/XELA2023 entering the 16-digit control number on the proxy previously received.

- Beneficial Owners: If you were a beneficial owner of Common Stock at the close of business on October 9, 2023 (i.e., your shares are held by your broker in "street name"), you can attend the Annual Meeting by accessing the meeting center at www.virtualshareholdermeeting.com/XELA2023 and entering the 16-digit control number found on the notice and instructions received from your broker or other nominee.

  If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.

Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, ask questions, and vote your shares, are posted at www.virtualshareholdermeeting.com/XELA2023.

Stockholders will also be able to submit questions through the platform being used for the Annual Meeting. Stockholders may ask questions that are confined to matters properly presented at the Annual Meeting and of general concern to the Company.

The Annual Meeting will begin promptly at 9:00 AM Central Time on December 5, 2023. We encourage you to access the Annual Meeting prior to the start time. Online access will open approximately at 8:45 a.m. Central Time, and you should allow ample time to log in to the Annual Meeting and test your computer audio system. We recommend that you carefully review in advance the procedures needed to gain admission to the Annual Meeting.

**Technical Difficulties**

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log in page.

The virtual Annual Meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. You should ensure that you have a strong Internet connection wherever they intend to participate in the Annual Meeting. You should also give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the Annual Meeting.

**WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY IN ADVANCE OF THE ANNUAL MEETING.**

**EXELA TECHNOLOGIES INC.**
**2023 STOCK INCENTIVE PLAN**

**Effective            , 2023**

**1.   Purpose.**

The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award of Stock-based and cash-based incentives to Eligible Persons to encourage such Eligible Persons to expend maximum effort in the creation of stockholder value.

**2.   Definitions.**

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(b)   "Award" means any Option, award of Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, or other Stock-based award granted under the Plan.

(c)   "Award Agreement" means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, or an agreement governing the grant of any other Stock-based Award granted under the Plan.

(d)   "Board" means the Board of Directors of the Company.

(e)   "Cause" means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant's plea of *nolo contendere* to, conviction of or indictment for, any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates, (2) conduct of the Participant, in connection with his or her employment or service, that has resulted, or could reasonably be expected to result, in material injury to the business or reputation of the Company or its Affiliates, (3) any material violation of the policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (4) the Participant's act(s) of gross negligence or willful misconduct in the course of his or her employment or service with the Service Recipient; (5) misappropriation by the Participant of any assets or business opportunities of the Company or its Affiliates; (6) embezzlement or fraud committed by the Participant, at the Participant's direction, or with the Participant's prior actual knowledge; or (7) willful neglect in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties. If, subsequent to the Termination of a Participant for any reason other than by the Service Recipient for Cause, it is discovered that the Participant's employment or service could have been terminated for Cause, such Participant's employment or service shall, at the discretion of the Committee, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to repay to the Company all amounts received by him or her in respect of any Award following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, "Cause" shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(f)  "Change in Control" means:

(1)  a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities eligible to vote in the election of the Board (the "Company Voting Securities");

(2)  the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(3)  the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company's stockholders (whether for such transaction, the issuance of securities in the transaction or otherwise) (a "Reorganization"), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the "Surviving Company") or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the "Parent Company"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of such Reorganization are members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a "Non-Control Transaction"); or

(4)  the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(h) "Committee" means the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(i) "Company" means Exela Technologies Inc., a Delaware corporation.

(j) "Company Group" means the Company, together with each direct or indirect subsidiary of the Company.

(k) "Corporate Event" has the meaning set forth in Section 10(b) hereof.

(l) "Data" has the meaning set forth in Section 21(g) hereof.

(m) "Detrimental Activity" has the meaning set forth in Section 11(a) hereof.

(n) "Disability" means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, "Disability" shall have the meaning provided in such Award Agreement or Participant Agreement.

(o) "Disqualifying Disposition" means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.

(p) "Effective Date" means                              , 2023.

(q) "Eligible Person" means (1) each employee and officer of the Company or any of its Affiliates, (2) each non-employee director of the Company or any of its Affiliates; (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, stockholder or partner) and who is designated as eligible by the Committee, and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; *provided* that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; *provided further, however*, that (i) with respect to any Award that is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the term "Affiliate" as used in this Section 2(q) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain other than the last corporation or other entity owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to be an Incentive Stock Option, the term "Affiliate" as used in this Section 2(q) shall include only those entities that qualify as a "subsidiary corporation" with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan.

(r) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(s)   "Expiration Date" means, with respect to an Option or Stock Appreciation Right, the date on which the term of such Option or Stock Appreciation Right expires, as determined under Section 5(b) or 8(b) hereof, as applicable.

(t)   "Fair Market Value" means, as of any date when the Stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, "Fair Market Value" shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(u)   "Incentive Stock Option" means an Option intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(v)   "Nonqualified Stock Option" means an Option not intended to be an Incentive Stock Option.

(w)   "Option" means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

(x)   "Option Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option Award.

(y)   "Participant" means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

(z)   "Participant Agreement" means an employment agreement, other services agreement or any other agreement between a Participant and the Service Recipient that is effective as of the date of determination.

(aa)   "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(bb)   "Plan" means this Exela Technologies Inc. 2018 Stock Incentive Plan, as amended from time to time.

(cc)   "Proceeding" has the meaning set forth in Section 21(m) hereof

(dd)   "Qualified Member" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual or other applicable stock exchange rules.

(ee)   "Qualifying Committee" has the meaning set forth in Section 3(b) hereof.

(ff)   "Rescission Period" has the meaning set forth in Section 11(b) hereof.

(gg)   "Restricted Stock" means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

(hh)   "Restricted Stock Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Award.

(ii)   "Restricted Stock Unit" means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date, with any such notional unit subject to performance-based vesting conditions referred to as a "Performance Unit".

(jj)   "RSU Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Restricted Stock Units.

(kk)   "SAR Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Stock Appreciation Rights.

(ll)    "Securities Act" means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(mm)    "Service Recipient" means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(nn)    "Stock" means the common stock, par value $0.0001 per share, of the Company, and such other securities as may be substituted for such stock pursuant to Section 10 hereof.

(oo)    "Stock Appreciation Right" means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 10(b) hereof, Stock Appreciation Rights shall be settled in Stock.

(pp)    "Substitute Award" has the meaning set forth in Section 4(a) hereof.

(qq)    "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient; *provided, however*, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (*e.g.*, a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant's change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting "nonqualified deferred compensation" subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a "separation from service" within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3.    **Administration.**

(a)    <u>Authority of the Committee</u>.    Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the type, number of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its stockholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, subject to Section 10(d), or in the event of a Participant's Termination by the Service Recipient other than for Cause, or due to the Participant's death, Disability or retirement (as such term may be defined in an applicable Award

Agreement or Participant Agreement, or, if no such definition exists, in accordance with the Company's then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b) <u>Manner of Exercise of Committee Authority</u>. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a "<u>Qualifying Committee</u>"). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

(c) <u>Delegation</u>. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3(c) within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above.

(d) <u>Sections 409A and 457A</u>. The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).

**4. Shares Available Under the Plan; Other Limitations.**

(a) <u>Number of Shares Available for Delivery</u>. Subject to adjustment as provided in Section 10 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be equal to 500,000 Shares of Stock delivered under the Plan shall consist of authorized and unissued shares or previously issued shares of Stock reacquired by the Company on the open market or by private purchase. Notwithstanding the foregoing, (i) except as may be required by reason of Section 422 of the Code, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) and IM-5635-1, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a "<u>Substitute Award</u>"); and (ii) shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(b) <u>Share Counting Rules</u>. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem awards or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. Other than with respect to a Substitute Award, to the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares of Stock will again be available for grant. Shares of Stock withheld in payment of the exercise price or taxes relating to an Award and shares of Stock equal to the number surrendered in payment of any exercise price or taxes relating to an Award shall be deemed to constitute shares delivered to the Participant and shall not again be available for delivery under the Plan.

(c) <u>Shares Available Under Acquired Plans</u>. To the extent permitted by NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Stock reserved and available for delivery in connection with Awards under the Plan; *provided* that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(d) <u>Minimum Vesting Period</u>. No Award may vest over a period that is less than one (1) year from the date of grant; *provided*, *however*, that the foregoing minimum vesting period shall not apply: (i) to Awards granted in payment of or exchange for an equivalent amount of salary, bonus or other earned cash compensation; (ii) to a Substitute Award that does not reduce the vesting period of the award being replaced or assumed; (iii) to Awards involving an aggregate number of shares of Stock not in excess of five percent (5%) of the aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof); (iv) to accelerated vesting in connection with certain qualifying terminations of employment in accordance with the terms of any Award Agreement or Participant Agreement; or (v) to annual Awards granted to non-employee directors that vest on the first regularly scheduled annual meeting of the Company's stockholders following the applicable date of grant.

(e) <u>Limitation on Awards to Non-Employee Directors</u>. Notwithstanding anything herein to the contrary, the maximum value of any Awards granted to a non-employee director of the Company in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed $750,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any Award granted in a previous year).

**5. Options.**

(a) <u>General</u>. Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board and (ii) the date the stockholders of the Company approve the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; *provided, however*, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(q) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) <u>Term</u>. The term of each Option shall be set by the Committee at the time of grant; *provided, however*, that no Option granted hereunder shall be exercisable after, and each Option shall expire, ten (10) years from the date it was granted.

(c) <u>Exercise Price</u>. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5(g) hereof in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; *provided*, that such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(d)  Payment for Stock.  Payment for shares of Stock acquired pursuant to an Option granted hereunder shall be made in full upon exercise of the Option in a manner approved by the Committee, which may include any of the following payment methods: (1) in immediately available funds in U.S. dollars, or by certified or bank cashier's check, (2) by delivery of shares of Stock having a value equal to the exercise price, (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations, or (4) by any other means approved by the Committee (including, by delivery of a notice of "net exercise" to the Company, pursuant to which the Participant shall receive the number of shares of Stock underlying the Option so exercised reduced by the number of shares of Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise). Notwithstanding anything herein to the contrary, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e)  Vesting.  Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Option Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Option at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled or otherwise terminates.

(f)  Termination of Employment or Service. Except as provided by the Committee in an Option Agreement, Participant Agreement or otherwise:

(1)  In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's Options outstanding shall cease, (B) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(2)  In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's Options outstanding shall cease, (ii) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Options shall remain exercisable by the Person or Persons to whom such Participant's rights under the Options pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Options were vested at the time of such Termination.

(3)  In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

(g)   Special Provisions Applicable to Incentive Stock Options.

(1)   No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.

(2)   To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(3)   Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

**6.   Restricted Stock.**

(a)   General.   Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 6(b) hereof, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant's Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b)   Vesting and Restrictions on Transfer.   Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a Restricted Stock Agreement; *provided, however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Award of Restricted Stock at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement.

(c)   Termination of Employment or Service.   Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock has vested, i) all vesting with respect to such Participant's Restricted Stock outstanding shall cease, and ii) as soon as practicable following such Termination, the Company shall repurchase from the Participant, and the Participant shall sell, all of such Participant's unvested shares of Restricted Stock at a purchase price equal to the original purchase price paid for the Restricted Stock; *provided* that, if the original purchase price paid for the Restricted Stock is equal to zero dollars ($0), such unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

**7.   Restricted Stock Units.**

(a)   General.   Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which agreements need not be identical.

(b)  Vesting.  Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Restricted Stock Unit at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment.

(c)  Settlement.  Restricted Stock Units shall be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant's RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units prior to settlement.

(d)  Termination of Employment or Service. Except as provided by the Committee in an RSU Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock Units have been settled, (1) all vesting with respect to such Participant's Restricted Stock Units outstanding shall cease, (2) all of such Participant's unvested Restricted Stock Units outstanding shall be forfeited for no consideration as of the date of such Termination, and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

**8.  Stock Appreciation Rights.**

(a)  General.  Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

(b)  Term.  The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; *provided, however*, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten (10) years from the date it was granted.

(c)  Base Price.  The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; *provided*, that such base price is determined in a manner consistent with the provisions of Section 409A of the Code.

(d)  Vesting.  Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Stock Appreciation Right at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.

(e)  Payment upon Exercise.  Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f) <u>Termination of Employment or Service</u>. Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:

(1) In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (B) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (ii) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Stock Appreciation Rights shall remain exercisable by the Person or Persons to whom such Participant's rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested at the time of such Termination.

(3) In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

**9. Other Stock-Based Awards.**

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

**10. Adjustment for Recapitalization, Merger, etc.**

(a) <u>Capitalization Adjustments</u>. The aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof), the numerical share limits in Section 4 hereof, the number of shares of Stock covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan.

(b) <u>Corporate Events</u>. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a "<u>Corporate Event</u>"), the Committee may provide for any one or more of the following:

(1) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in subsection (a) above, and to the extent that such Awards are Awards that vest subject to the achievement of performance criteria, such performance criteria shall be adjusted appropriately to reflect the Corporate Event;

(2) The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event; provided that any Awards that vest subject to the achievement of performance criteria will be deemed earned (i) based on actual performance through the date of the Corporate Event, or (ii) at the target level (or if no target is specified, the maximum level), in the event actual performance cannot be measured through the date of the Corporate Event, in each case, with respect to all unexpired performance periods or performance periods for which satisfaction of the performance criteria or other material terms for the applicable performance period has not been certified by the Committee prior to the date of the Corporate Event;

(3) The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; provided, however, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(4) The cancellation of any or all Options, Stock Appreciation Rights and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; provided that all Options, Stock Appreciation Rights and other Awards to be so canceled pursuant to this paragraph (4) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(5) The replacement of any or all Awards (other than Awards that are intended to qualify as "stock rights" that do not provide for a "deferral of compensation" within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph (3) above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards, (B) bear such Participant's pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c)     Fractional Shares.     Any adjustment provided under this Section 10 may, in the Committee's discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

(d)     Double-Trigger Vesting.     Notwithstanding any other provisions of the Plan, but other than as provided in an Award Agreement or Participant Agreement, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of such Award may not be accelerated by reason of the Change in Control for any Participant unless the Participant experiences an involuntary Termination as a result of the Change in Control. For purposes of this Section 10(d), a Participant will be deemed to experience an involuntary Termination as a result of a Change in Control if the Participant experiences a Termination by the Service Recipient other than for Cause, or otherwise experiences a Termination under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law or, in the case of a non-employee director of the Company, if the non-employee director's service on the Board terminates in connection with or as a result of a Change in Control, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

**11.     Cancellation and Rescission of Awards.**

(a)     Unless the Award Agreement specifies otherwise, the Committee may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid, or deferred Awards at any time if the Participant is not in compliance with all applicable provisions of the Award Agreement and the Plan, or if the Participant engages in any "Detrimental Activity." For purposes of this Section 11, "Detrimental Activity" shall include: (i) the rendering of services for any organization or engaging directly or indirectly in any business which is or becomes competitive with any member of the Company Group, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company Group; (ii) the disclosure to anyone outside the Company Group, or the use in other than the business of the Company Group, without prior written authorization from the Service Recipient, of any confidential information or material, as defined in any restrictive covenant agreement or other such agreement with confidentiality provisions between the Service Recipient and the Participant, relating to the business of the Company Group, acquired by the Participant either during or after employment with the Service Recipient; (iii) the failure or refusal to disclose promptly and to assign to the Service Recipient, pursuant to any restrictive covenant agreement or other such inventions assignment agreement, all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by the Service Recipient, relating in any manner to the actual or anticipated business, research or development work of the Company Group or the failure or refusal to do anything reasonably necessary to enable the Company Group to secure a patent where appropriate in the United States and in other countries; (iv) activity that results in the Participant's Termination for Cause; (v) a violation of any rules, policies, procedures or guidelines of the Service Recipient; (vi) any attempt directly or indirectly to induce any employee of the Company Group to be employed or perform services elsewhere or any attempt directly or indirectly to solicit the trade or business of any current or prospective customer, supplier or partner of the Company Group; (vii) the Participant being convicted of, or entering a guilty plea with respect to, a crime, whether or not connected with the Service Recipient; or (viii) any other conduct or act determined to be injurious, detrimental or prejudicial to any interest of the Company Group.

(b) Upon exercise, payment or delivery pursuant to an Award, the Participant shall certify in a manner acceptable to the Company that he or she is in compliance with the terms and conditions of the Plan. In the event a Participant fails to comply with the provisions of clauses (a)(i)-(viii) of this Section 11 prior to, or during the Rescission Period, then any exercise, payment or delivery may be rescinded within two years after such exercise, payment or delivery. In the event of any such rescission, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery, in such manner and on such terms and conditions as may be required, and the Company shall be entitled to set-off against the amount of any such gain any amount owed to the Participant by the Service Recipient. As used herein, "Rescission Period" shall mean that period of time established by the Committee which shall not be less than 6 months after any exercise, payment or delivery pursuant to an Award.

## 12.  Use of Proceeds.

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

## 13.  Rights and Privileges as a Stockholder.

Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

## 14.  Transferability of Awards.

Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant's rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

## 15.  Employment or Service Rights.

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

## 16.  Compliance with Laws.

The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation) or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

### 17. Withholding Obligations.

As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable. Depending on the withholding method, the Company may withhold by considering the applicable minimum statutorily required withholding rates or other applicable withholding rates in the applicable Participant's jurisdiction, including maximum applicable rates that may be utilized without creating adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto).

### 18. Amendment of the Plan or Awards.

(a) <u>Amendment of Plan</u>.   The Board or the Committee may amend the Plan at any time and from time to time.

(b) <u>Amendment of Awards</u>.   The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

(c) <u>Stockholder Approval; No Material Impairment</u>.   Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant's rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 10 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant's consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) <u>No Repricing of Awards Without Stockholder Approval</u>.   Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without stockholder approval. For this purpose, a "<u>repricing</u>" means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 10(a) hereof), (2) any other action that is treated as a repricing under Generally Accepted Accounting Principles, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 10(b) hereof.

### 19. Termination or Suspension of the Plan.

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on day before the tenth ($10^{th}$) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; *provided, however*, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

### 20. Effective Date of the Plan.

The Plan is effective as of the Effective Date, subject to stockholder approval.

**21. Miscellaneous.**

(a) <u>Treatment of Dividends and Dividend Equivalents on Unvested Awards</u>. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld. No dividends or dividend equivalents shall be paid on Options or Stock Appreciation Rights.

(b) <u>Certificates</u>. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(c) <u>Other Benefits</u>. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

(d) <u>Corporate Action Constituting Grant of Awards</u>. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (*e.g.*, exercise price, vesting schedule or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(e) <u>Clawback/Recoupment Policy</u>. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(f) <u>Non-Exempt Employees</u>. If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability, (2) upon a Corporate Event in which such Option is not assumed, continued, or substituted, (3) upon a Change in Control, or (4) upon the Participant's retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement, or, if no such definition exists, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from such employee's regular rate of pay, the provisions of this Section 21(f) will apply to all Awards.

(g) <u>Data Privacy</u>. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 21(g) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "<u>Data</u>"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(h) <u>Participants Outside of the United States</u>. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non-U.S. tax laws and other restrictions applicable as a result of the Participant's residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 21(h) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non-U.S. nationals or are primarily employed or providing services outside the United States.

(i) <u>Change in Time Commitment</u>. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(j) <u>No Liability of Committee Members</u>. Neither any member of the Committee nor any of the Committee's permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud or willful misconduct; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(k) <u>Payments Following Accidents or Illness</u>. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l) <u>Governing Law</u>. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the principles of conflicts of laws thereof.

(m) <u>Jurisdiction; Waiver of Jury Trial</u>. Any suit, action or proceeding with respect to the Plan or any Award Agreement or Participant Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally: (i) submit in any proceeding relating to the Plan or any Award Agreement or Participant Agreement, or for the recognition and enforcement of any judgment in respect thereof (a "Proceeding"), to the exclusive jurisdiction of the courts of the State of Delaware, the court of the United States of America for the District of Delaware, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court; (ii) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same; (iii) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement or Participant Agreement; (iv) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant's address shown in the books and records of the Company or, in the case of the Company, at the Company's principal offices, attention General Counsel, and (v) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

(n) <u>Electronic Delivery</u>. Any reference herein to a "written" agreement or document or "writing" will include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(o)  Statute of Limitations.  A Participant or any other person filing a claim for benefits under the Plan must file the claim within one (1) year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.

(p)  Funding.  No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(q)  Reliance on Reports.  Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(r)  Titles and Headings.  The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

*   *   *

**FORM OF CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATIONS,
PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES B CUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK
OF
EXELA TECHNOLOGIES, INC.**

(pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Exela Technologies, Inc. (the "**Company**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), DOES HEREBY CERTIFY:

**FIRST**, that the original Certificate of Designations of Series B Cumulative Convertible Perpetual Preferred Stock (the "**Series B Preferred Stock**") of the Company (the "**Certificate of Designations**") was originally filed with the Secretary of State of the State of Delaware on March 10, 2022.

**SECOND**, that at a meeting of the Board of Directors of the Company, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Designations, declaring said amendment to be advisable and calling a meeting of the stockholders of the Company for consideration thereof. The resolutions setting forth the proposed amendments is as follows:

**RESOLVED**, that the Certificate of Designations be amended in the following manner:

**A.** Subsections (t) and (v) of Section 1 shall be amended and restated in their entirety to read as follows

"(t)" **Dividend Payment Date**" shall mean a Quarterly Dividend Payment Date or any date designated by the Board of Directors for the payment of Dividends.

(v) "**Dividend Record Date**" shall mean, with respect to any Quarterly Dividend Payment Date, the March 15, June 15, September 15 and December 15, as the case may be, immediately preceding such Dividend Payment Date, and, with respect to any other Dividend Payment Date, such date as may be designated by the Board of Directors in accordance with the Company's Bylaws and this Certificate of Designations."

**B.** A new subsection (ww) shall be added to Section 1 as follows:

"(ww) "**Quarterly Dividend Payment Date**" shall mean March 31, June 30, September 30 and December 31 of each year, commencing on the first such date after the date of the first issuance of the Series B Preferred Stock."

**C.** Section 3(a) shall be amended and restated in its entirety to read as follows:

"(a) Holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board and declared out of funds legally available for the payment of dividends, cumulative dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of the Series B Preferred Stock ("**Dividends**"). For the avoidance of doubt, unless prohibited by applicable law, notwithstanding anything contained herein to the contrary, dividends on the Series B Preferred Stock shall accrue for all fiscal periods during which the Series B Preferred Stock is outstanding, regardless of whether the Company has earnings in any such period, whether there are funds legally available for the payment of such Dividends and whether or not such Dividends are authorized or declared. Dividends on the Series B Preferred Stock shall be payable in arrears on any date fixed by the Board of Directors, whether or not a Quarterly Dividend Payment Date, to the holders of record of Series B Preferred Stock as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date; provided, however, that, subject to Section

4(c) below, nothing contained herein shall prohibit the Company from paying less than all of the accumulated dividends on any Dividend Payment Date. Dividends on the Series B Preferred Stock payable for any period less than a full quarterly Dividend period (based upon the number of days elapsed during the period) shall be computed on the basis of a 360-day year consisting of twelve 30-day months."

**D**. Section 4 shall be amended and restated in its entirety to read as follows:

"(a) Dividends pursuant to Section 3(a) above are payable, at the Company's option (i) in cash, (ii) in duly authorized, validly issued, fully paid and non-assessable Common Stock, or (iii) a combination thereof (the dollar amount to be paid in shares of Common Stock, the "Dividend Share Amount"). The number of shares of Common Stock to be issued with respect to any Dividend shall be equal to the Dividend Share Amount divided by the Weighted Average Price of the Common Stock as of the second Trading Day preceding the applicable Dividend Payment Date.

(b) No later than the close of business on each Dividend Payment Date, the Company shall make the applicable payment to the Holders (i) at the Company's election, by check or by wire transfer of immediately available funds to the accounts designated by the Holders, for any portion of such Dividend to be paid in cash, or (ii) by delivery of Common Stock for any portion of such Dividend to be paid in Common Stock, with the number of shares of Common Stock to which such holder is entitled.

(c) If the Company elects to pay less than all of the accumulated Dividends as of the applicable Dividend Payment Date, an equal amount of the Dividends declared shall be paid with respect to each share of Series B Preferred Stock and the form of payment (that is, cash, Common Stock or a combination thereof) shall be identical with respect to each share of Series B Preferred Stock. The number of shares of Common Stock issuable in payment of any such Dividends to be paid in Common Stock shall be calculated as set forth in Subsection 4(a) above, and the shares shall be delivered as set forth in Subsection 4(e) below.

(d) No fractional shares of Common Stock shall be issued in payment of Dividends on the Series B Preferred Stock pursuant to this Section 4. The number of shares of Common Stock issuable in payment of any such Dividends to be paid in Common Stock shall be rounded up or down to the nearest whole number based on the total number of shares of Series B Preferred Stock held.

(e) If any Dividend on Series B Preferred Stock is paid in shares of Common Stock, the Company shall (A) issue and deliver to such holder a certificate, registered in the name of such holder, for the number of shares of Common Stock to which such holder shall be entitled or (B) if and when the applicable shares of Common Stock may be held in a balance account with The Depository Trust Corporation through its Deposit Withdrawal Agent Commission System and after such holder has notified the Company that this clause (B) shall apply, credit the number of shares of Common Stock to which such holder shall be entitled to such holder's balance account with The Depository Trust Corporation through its Deposit Withdrawal Agent Commission System."

**THIRD**, that the foregoing amendments were duly adopted by the Board of Directors of the Company in accordance with the provisions of Section 242 of the DGCL.

**FOURTH**, that the holders of a majority of the issued and outstanding voting stock, and the Series B Preferred Stock, of the Company have voted in favor of said amendment at a duly convened meeting of the stockholders of the Company.

**FIFTH**, that this Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Company has executed this Certificate of Amendment as of the date set forth below.

**EXELA TECHNOLOGIES, INC.**

By: _____

Name:
Title:

Dated: _____

# 2022 ANNUAL REPORT ON FORM 10-K AND 10-K/A

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

## FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from            to

Commission File Number: 001-36788

# EXELA TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Delaware** | **47-1347291** |
| (State of or other Jurisdiction Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **2701 E. Grauwyler Rd.** | |
| **Irving, TX** | **75061** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, Including Area Code: **(844) 935-2832**

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol | Name of Each Exchange On Which Registered |
|---|---|---|
| Common Stock, Par Value $0.0001 per share | XELA | The Nasdaq Stock Market LLC |
| 6.00% Series B Cumulative Convertible Perpetual Preferred Stock, par value $0.0001 per share Tandem Preferred Stock, par value of $0.0001 per share | XELAP | The Nasdaq Stock Market LLC |

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ | Non-accelerated filer ☐ | Smaller reporting company ☒ |
| | | | Emerging growth company ☐ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Registrant's voting common equity held by non-affiliates of the Registrant, computed by reference to the price at which such voting common equity was last sold as of June 30, 2022, was approximately $90,306,352 (based on a closing price of $2.28).

As of March 31, 2023, the Registrant had 1,274,204,054 shares of common stock outstanding.

---

### DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2021, which definitive proxy statement shall be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended December 31, 2022.

# TABLE OF CONTENTS

# SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K ("Annual Report") are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the estimated or anticipated future results and benefits of the Novitex Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Exela management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Exela's businesses, and actual results may differ materially. The factors that may affect our results include, among others: the impact of political and economic conditions on the demand for our services; the impact of the COVID-19 pandemic; the impact of a data or security breach; the impact of competition or alternatives to our services on our business pricing and other actions by competitors; our ability to address technological development and change in order to keep pace with our industry and the industries of our customers; the impact of terrorism, natural disasters or similar events on our business; the effect of legislative and regulatory actions in the United States and internationally; the impact of operational failure due to the unavailability or failure of third-party services on which we rely; the effect of intellectual property infringement; and other factors discussed in this report under the headings "Risk Factors", "Legal Proceedings", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and otherwise identified or discussed in this Annual Report. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements, which speak only as of the date of this report. It is impossible for us to predict new events or circumstances that may arise in the future or how they may affect us. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this report. We are not including the information provided on the websites referenced herein as part of, or incorporating such information by reference into, this Annual Report. In addition, forward-looking statements provide Exela's expectations, plans or forecasts of future events and views as of the date of this report. Exela anticipates that subsequent events and developments will cause Exela's assessments to change. These forward-looking statements should not be relied upon as representing Exela's assessments as of any date subsequent to the date of this report.

# DEFINED TERMS

In this Annual Report, we use the terms "Company", "we", "us", or "our" to refer to Exela Technologies, Inc. and its consolidated subsidiaries, and where applicable, our predecessors SourceHOV and Novitex prior to the closing of the Novitex Business Combination. "Following is a glossary of other abbreviations and acronyms that are found in this Annual Report."

*"Appraisal Action"* means the petition for appraisal pursuant to 8 Del. C. § 262 in the Delaware Court of Chancery, captioned Manichaean Capital, LLC, et al. v. SourceHOV Holdings, Inc., C.A. No. 2017 0673 JRS. (pursuant to which former stockholders of SourceHOV sought, among other things, a determination of the fair value of their 10,304 SourceHOV shares at the time of the Novitex Business Combination)

*"BPA"* means business process automation.

*"BPO"* means business process outsourcing

*"Common Stock*" means the common stock of Exela Technologies, Inc., par value $0.0001.

*"EIM*" means enterprise information management.

*"ERP*" means enterprise resource planning system.

*"Exchange Act*" means the Securities Exchange Act of 1934, as amended.

*"GAAP*" means generally accepted accounting principles in the United States.

"*HGM Group*" means, collectively, HandsOn Global Management LLC, HOVS LLC and HandsOn Fund 4 I, LLC and certain of their respective affiliates.

"*HIPAA*" means the Health Insurance Portability and Accountability Act of 1996.

"*IT*" mean information technology.

"*JOBS Act*" means the Jumpstart our Business Startups Act.

"*Nasdaq*" means The Nasdaq Capital Market.

"*Novitex*" means Novitex Holdings, Inc., a Delaware corporation.

"*Novitex Business Combination*" means the transactions contemplated by the Novitex Business Combination Agreement, which closed on July 12, 2017 and resulted in SourceHOV and Novitex becoming our wholly-owned subsidiaries and the financing transactions entered into in connection therewith.

"*Novitex Business Combination Agreement*" means the Business Combination Agreement, dated February 21, 2017, among the Company, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., SourceHOV, Novitex, HOVS LLC, HandsOn Fund 4 I, LLC and Novitex Parent, L.P., as amended.

"*PCIDSS*" means the Payment Card Industry Data Security Standard.

"*Quinpario*" means Quinpario Acquisition Corp. 2, a Delaware corporation, the former name of Exela Technologies, Inc.

"*SEC*" means the United States Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*SourceHOV*" means SourceHOV Holdings, Inc., a Delaware corporation.

"*TCJA*" means the Tax Cut and Jobs Act.

"*TPS*" means transaction processing solutions.

## PART I

### ITEM 1. BUSINESS

Exela is a business process automation leader, leveraging a global footprint and proprietary technology to streamline complex, disconnected transactions and processes. By connecting data through user friendly software platforms and solutions, we enable our employees with business process management and help accelerate our customers' digital transformation. We have decades of expertise earned from serving many of the world's largest enterprises, including over 60% of the Fortune® 100 and in many mission critical environments across multiple industries, including banking, healthcare, insurance and manufacturing. For the fiscal year ended December 31, 2022, we generated $1.08 billion of revenue from over 4,000 customers throughout the world.

Our solutions and services touch multiple elements within a customer's organization. We use a global delivery model and primarily host solutions in our data centers, on the cloud, or directly from our customers' premises. As of December 31, 2022, approximately half of our 16,000 employees in 21 countries operate remotely, and the remainder operate from our business facilities or are co-located at our customers' facilities. Our solutions are location agnostic, and we believe the combination of our hybrid hosted solutions and global work force in the Americas, EMEA and Asia offers a meaningful differentiation to the industries we serve and services we provide.


XHCM
Anita Boyd
Super Admin
My Corner
My Team
Help
Learning & Development
Employee Records
Collaborative workflow management
Employee Induction
Travel & Expense management
Member Enrollment
Enterprise content management
Organization Charts
Background Verification
Performance
Grievance
Copyright © 2022 Exela Technologies Inc. All rights reserved.

*Exela's portals provide on-demand multi-industry and departmental solutions and services alongside industry specific solutions to enable our customers, employees, vendors and Exela to deliver BPM services.*

We will continue to expand our solutions and services for the industries we serve, with a focus on connecting the front, middle and the back office. We believe this positions us as one of the few companies that can offer solutions and services that span from multi-industry departmental solutions to industry specific solutions.



Multi-industry Departmental Solutions
Smart Office
Enterprise IoT & Front Office Automation
Integrated Communications
Workflow Automation
Enterprise Information Management
Interdepartmental Automation
Seamless workflow templates and collaborative project management for interdepartmental connectivity and productivity
Industry Solutions
Banking Solutions
Insurance Solutions
Healthcare Solutions
Public Sector Solutions
Recruit-to-Retire
HR
Enterprise Legal Management
Legal
Procure-to-Pay Order-to-Cash
F&A


**Our Solutions and Services**

We are a leading, global provider in the Business Process Management (“BPM”) industry. Our digital foundation has been shaped to deliver outsourced solutions for current and evolving customer needs. Specifically, our seven-layer technology stack enables easier integration to build digital bridges over broken processes. We derive all our revenue from BPM, including approximately $90 million (8.4% of total revenues) in 2022 by our digital assets group (“DAG”).

We host our digital foundation across a hybrid environment, both on-premise and/or on the cloud and our customers are able to choose based on their needs. Our customers also take advantage of hybrid deployments leveraging either our or their own environment. We sell recurring licenses and maintenance to our customers, along with professional services for configuration and system integration services. We offer multiple options in relation to licensing: customers can purchase a license for a number of transactions, however they usually acquire multi-year term licenses with flexible recurring options, and as part of our DAG offerings, we also offer per user per month subscriptions. We plan for a growing portion of our digital foundation to be made available along these pricing and licensing models. Our solutions are evolving to contain more self-service features, are easy to deploy, and integrate with existing solutions, including for small and medium sized businesses.

Our BPM solutions have expanded to include a suite of Work from Anywhere (“WFA”) applications to support a remote workforce with enterprise software for connectivity and productivity. Our current BPM solutions are grouped as follows:

- Liquidity Solutions, including Procure-to-Pay, Order-to-Cash and Expense Management
- Payment Technologies and Services
- Human Capital Management
- Healthcare Payers and Revenue Cycle Management (RCM)

- WFA solutions
- Information Management and Communications

Our multi-industry and departmental BPM suite of offerings combines platform modules for finance and accounting services, enterprise information management, robotic process automation, digital mailroom, business process management and workflow automation, visualization and analytics, contract management and legal management solutions, and integrated communication services which contribute to revenues across our organization and accounting segments and also complement our core industry solutions for banking, insurance, healthcare and the public sector.

### *Finance and Accounting Solutions (F&A)*

Exela offers a suite of finance and accounting ("F&A") solutions providing digital roads to connect global commerce. By structuring and linking digital data across disparate customer systems, processes and standards, our exchange for bills and payments ("XBP") enables digital transformation savings and modernization to be rapidly implemented utilizing existing customer infrastructure and in-country settlement processes. We provide process automation and enhanced services addressing the payments lifecycle from procure to pay ("P2P") to order to cash ("O2C"). We use our own technology and our global operations to deliver these solutions.

Our XBP solution provides a platform with a secure messaging service, allowing billers, consumers and businesses to communicate and transact utilizing a modern technology stack that can be rapidly connected to any system without material investment by our customers. Billers are able to send bills to payers, whether businesses or consumers, electronically, offering transparency and simpler reconciliations. Payers are able to receive their bills in one place, with analytics, alerts and several payment options. With XBP making the bill component of P2P and O2C electronic, downstream processes can be integrated with richer and more actionable data.

Our O2C solutions enable consolidation of inbound payment channels and data continuity to drive digital adoption and enhance treasury management, including integrated receivables dashboards, multi-channel bill presentment and payment, reconciliation, exception and dispute management, aging analytics, collections management and targeted engagements. The full process includes fulfillment of a customer order, raising an invoice in accordance with customer contracts, accounts receivable management and collections.

Our P2P services can be integrated with our digital mail room technology, which expands our ability to support existing data types and formats. In effect, both digital and analog items can enter this information stream. The process begins by opening a requisition, and once approved it moves to procurement to solicit bids from an approved supplier network. We believe that supporting our customers by making available our supplier network can be a key differentiator in enabling a complete P2P solution. Our P2P platform also records receipt of goods and invoices and performs three way matching digitally. Exceptions are processed by our employees, and once approved, we record the purchase in a customer's ERP system, so it can be paid. We then use our system to generate and deliver a payment file in the format the bank needs so that a payment can be processed. Some of our customers also authorize us to process the payment on their behalf.

Our Record-to-Report (R2R) services include spend analytics and data mining tools for financial planning and analysis to support reporting and audit functions, interchanges and robotics providing automation of ERP entries and regulatory reporting and fixed asset management.

Our mission is to connect bills, payments and many related processes across many industries by utilizing XBP:


Exela O2C
Enrollments
KYC
Origination
Servicing
Billing
Receivables
Liquidity
Collections
E-Bills
E-bills for biller's customers
Digital Mailroom
Folder for bills for billers' customers
remittance
enrollment
taxes
UCS/AP
E-payments for banks customers
Digital Mailroom
Secure, scalable
XBP
Payment networks, RTP, ACH, card networks, crypto...
Biller Portal
Bills, payments and messages
Payer App/Portal
Payments, bills and messages
Exela P2P
Requisition
Procurement
E-Commerce
T&E
AP
Payments
Asset Tracking
Reporting

*Plug and play solutions across the Procure-to-Pay (P2P) and Order-to-Cash (O2C) cycle to simplify and personalize user experience, optimize treasury management, and facilitate compliance while reducing administrative cost*

***Enterprise Information Management (EIM)***

Exela's enterprise information management ("EIM") solutions ingest and organize large amounts of data and store the information in cloud enabled proprietary platforms. We also gather transactional data from enterprise systems for similar hosting. The collected, extracted data is used to complete a process, and is then made available to our customers and their end-consumers for an agreed upon period. We derive revenue for such services, hosting and access.

Our EIM systems host billions of often mission critical records for our customers and the total number continues to rise. As an example of a large deployment of our EIM platform, we helped enable online records access to over 63 million end-customers of a group of European savings banks for deposits, statements, and car and personal loans and mortgages. Another example of EIM deployment is in the hosting of images of healthcare records, checks and payroll taxes for many years for retrieval, compliance and internal information purposes.

Our platforms simplify integration with customers' existing EIM systems, and our customers can benefit from being able to conduct federated searches across connected datasets, manage records in accordance with their needs and regulatory requirements, build live customer and employee profiles, and facilitate release of information and routing with control over security and permissions. We also provide business intelligence add-ons, offering summarization of data sets, dashboards and trend monitoring, relationship visualization, macro and micro drill-downs, escalation triggers and notifications.

***Exela Robotic Process Automation***

Exela has been at the forefront of using robotic process automation since 2009. Our deployment model is to use desktop automation first, and if the usage is very high, we usually migrate to server level automation. We have built a large library of rules by industry and by customer. While we have been using robotic solutions as part of our internal processes for years, only recently have we made them available to our customers. Our domain experts and analysts can

use an existing bot, modify one or create new ones using our design studio. Our robotic solutions are available as programmable robots with a rules library for a specific industry or feature, or as an enterprise license or on a per user per month basis.

*Digital Mailroom Solutions*

Exela is one of the leading global providers of digital mailroom ("DMR") solutions. Our DMR solutions rely on proprietary technology, use our own or a customer's facilities, and process a significant number of transactions daily. We use proprietary high-speed scanners as well as support most other major scanners. Our end-to-end DMR solution features ingestion from many sources – paper, fax, email and other digital data. We also offer recorded voice, image and video ingestion channels. This solution can be complemented with our shipping and receiving services with digital receipt, delivery and routing to our intelligent lockers. Our DMR SMB offering is experiencing rapid adoption, across geographies, and is serving as a catalyst for us to expand the features of DMR with additional proprietary platforms. One such platform is Exela Remote Notarization, which was launched in late 2021.

We own and deploy several classification engines for information processing, including unattended digital repositories, for example unattended email boxes that identify content and route it to the appropriate member of an organization. Exela offers DMR for enterprise wide deployment to captive mailrooms of our customers, mailrooms outsourced to both Exela and others, and for business locations where there is no dedicated mail room, such as a front desk. Our customers can see their information across the enterprise from a single platform. Our DMR solutions are available as SaaS, BpaaS or enterprise licenses and we often handle the entire mail operation for a customer.

*Business process management and intelligent workflow automation*

Exela has built extensive proprietary workflow automation platforms for business process management across several industries and regions. Our platforms are designed to have intuitive user interfaces with drag & drop configuration enabling a certain amount of customization. Our platforms use our EIM engines by default, are designed to integrate with popular database and enterprise systems, and are offered across three user categories:

- **Enterprise class**, hosted on premises. Suitable for 10,000 or more users and 10,000 or more tasks or process automations. Over 10,000 of our employees use this every day to perform mission critical work for our customers in the Americas, EMEA and Asia.

- **Interdepartmental class** workflow automation is ideal to bring structure and collaboration across departments. Over 2,500 of our employees globally use this platform to collaborate with each other and their individual work management. The platform is designed to integrate with other industry leading platforms to create a comprehensive collaborative experience.

- **Case-management** workflow automation platform available as a shrink wrap version for building custom workflows. One can use our library of workflows, customize them or build one from scratch for purposes of case management only. Customers can buy enterprise licenses of this platform, or on a SaaS basis and build their own workflows.

Exela provides visualization and analytics capabilities within its platforms to provide actionable intelligence tied to collaboration and task management. Configurable dashboards enable users to quickly consolidate and organize disparate data sources through intuitive interfaces. Users can also build their own dashboards with dynamic drilldown options and alerts, link data to managers, and launch action items in pursuit of optimization and issue resolution. By providing analytics tied to actionable tasks, we can help drive optimization to enhance profitability and connectivity. For example, users can create visualization of volume trends and set triggers upon statistical thresholds, sending SMS alerts to managers to adjust their downstream capacity planning, if trends are not in line with set thresholds.

We offer reporting and analytics on the scope of work processed through operations, and we also provide our customers the capability to consolidate various data streams into comprehensive dashboards to enhance business intelligence, including providing real-time visibility to revenue, cost, profitability and cash flow as well as process monitoring, KPI tracking, and actionable alerts.

We believe providing analytics modules complement our services and solutions, creating a superior user experience, and reducing the need for other third-party tools by centralizing business management in Exela's platforms. By enabling users to share dashboards across their organization, we believe additional users will adopt Exela platforms and increase our penetration into the front-end applications across an enterprise.

*Enterprise Legal Management*

Exela provides a contract management system to streamline execution, organization, and data management of large volumes of contracts. We utilize natural language processing and machine learning to extract key terms within unstructured formats and complex content, providing variance analysis, summary tables, and automated organization. Users can easily find important data points in contracts, and quickly analyze large volumes of language variations across format types. The extracted data can then be used to connect to existing systems and ERPs and serve as inputs to business operations, such as accounting and billing processes, financial planning and analysis, and regulatory reporting, enabling real-time audit and automated alerts for deviations from contract parameters. By automating key term extraction, our contract management system enables large volumes of contracts to be analyzed quickly and enables processes such as billing or automatic reminders for significant dates. We believe that Exela's ability to cost effectively provide high accuracy transactional operations with automated validations creates a competitive advantage against those relying on manual processes and discrete sampling.

Exela can also provide a digital signature system to streamline collaboration, approvals and execution of contracts. We deploy a secure, hosted environment to request and execute signatures and exchange contracts and documents across individuals or groups. Our platform, Drysign®, enables multiple signature execution with routing through approval hierarchies, while providing transparency to the status and tracking of comments and edits. Upon execution, documents are stored electronically for secure archiving and retrieval. As part of our expanded focus on WFA, we launched Drysign to the SMB and individual user market in 2020, initially in the Americas, but since then also expanding into the UK, India and Philippines, and into France and Germany in the spring of 2022. Drysign is offered through a dynamic pricing model, including freemium for low volume users, various SMB plans and also on a per user per month for enterprises. Adoption rate for Drysign since launch has been steady, quarter over quarter.

Furthermore, Exela offers a suite of enterprise legal management solutions and services that streamline and automate legal department processes to rationalize costs and drive productivity. Solutions and services range from preventative remediation, identifying risks such as overcharges, discrimination, and data breaches and proactively providing restitution, eDiscovery, word processing and contract management using automated summarization and metadata extraction along with cognitive search enabled by natural language processing; and records management.

*Integrated Communications*

Exela's comprehensive multi-channel integrated communications solutions help customers communicate with other businesses or customers. This suite of solutions links through many channels, for example, email, print and mail, SMS, web, voice, and chat. Exela solutions and services can also include design and marketing and selection of optimal engagement and least cost routing for mission critical communications for example, bills, statements, enrollments, customer support, targeted marketing, mass notifications, reprographics, and regulatory notices.

We also work with our customers as a digital migration partner to improve user experience while helping to reduce and even eliminate inefficient, wasteful communications. We use proprietary discovery techniques and analytics in addition to service specific technology to propose optimal channel and content. Our employees can also generate personalized messages, customized promotions, incentives, escalations, and resolutions.

*Exela Smart Office*

In the second half of 2019, we launched a group of solutions that complement our existing offerings, labeled Exela Smart Office℠ ("Smart Office"). Smart Office seeks to improve employee and visitor experiences while optimizing facility management efficiency thereby contributing towards corporate sustainability standards. Smart Office is our enterprise IoT, which helps transform the front-office, energy and facilities management, logistics and fulfillment for our customers, and provides on-demand services with connected devices to facilitate green initiatives, and reduce waste. For example, our space management software uses sensors to detect facility utilization, which enables optimized space and energy usage and provides mobile workers directions to available work spaces, while our Contactless Entry and Exit ("CEE") and lobby kiosk can be deployed to regulate facility access and track employee activities with automated time sheets. Our FYI platform connects our customers' employees with AI assisted digital help desk channels across departments and a federated search forum to quickly explore related topics and discussions. Our Intelligent Lockers are available for visitor day storage of luggage and to provide a secure chain of custody for parcels and mail for employees using our hosted shipping and receiving tools. During 2021, we also launched the table-top high-speed and high-fidelity scanner, the Intelliscan Raptor. The Intelliscan Raptor expands our Intelliscan suite of scanners, most of which cater to enterprise and government agency needs. The Intelliscan Raptor combines the capabilities of those larger scanners but at a much lower cost basis, thereby appealing to both a more price sensitive and space constrained market segment.

*Human Capital Management ("HCM")*

We have onboarded all of our employees to our proprietary human capital management platform, HCM. This platform integrates with our existing offerings and is designed to help an enterprise and its employees manage the data and processes relevant to the entire employment lifecycle from recruitment to retirement. By providing digital management and data tracking for human capital, we enable reduction in administrative overhead and enhanced management of human capital productivity while improving the overall experience. Our human capital management platform is available for sale. HCM has been supplemented by our human resource outsourcing solution, Exela HRS, launched in 2021. Exela HRS includes services such as recruitment, payroll and benefits administration, offered to SMBs and enterprises. Exela's learning management platform, LYNX, launched as a SaaS offering on June 2, 2022.

**Industry Specific Services and Solutions**

While the above-described solutions and services can be leveraged across industries, over the years we have also developed services and solutions for specific industries which help our customers around the world better manage their liquidity. The most significant are summarized below.

*Banking and Financial Industry Solutions and Services*

Our banking and financial solutions consist of payment, mortgage, enrollment, lending and loan management, governance and information management solutions and accounted for approximately 24% of 2022 revenue. Exela's payment operations and treasury management solutions are designed to improve digital engagement and transaction speed and compliance. We also provide mobile and remote deposit technologies to our banking and financial services customers.

We are one of the largest non-bank processors of payments. We handle many payment channels in addition to checks and credit cards including, automated clearing house (ACH), Faster Payments in UK, Single European Payment Area (SEPA), Bank Giro in the Nordics and other payment networks. We perform these services on behalf of banks or their customers. We believe the regulatory environment in many geographies is beginning to allow non-bank payment processors to connect to the payment networks directly such that one can verify funds, confirm payee and settlement of payments and are pursuing a PSP license in the European Union to further expand our payment offerings.

We have extensive experience and technology that we have built over decades to serve many banks and companies to process the payments related to both business to business ("B2B") and business to consumer ("B2C") transactions. We develop, use, and sell proprietary integrated receivables processing technology, providing our customers with a solution that consolidates B2B and B2C transactions across many payment channels into a single platform, connected to our XBP network of global buyers and suppliers. We plan to offer this as a branded or as a private label solution to our banking customers giving them the ability to offer advanced treasury solutions with insights from accounts receivable, customer credit worthiness, payment habits, soft collections and delinquent collections.

We add value by automating manual, repetitive processes to improve speed and provide cost efficiencies within a compliant mortgage and lending completion process. Our proprietary mortgage and loan management solutions enable lenders to originate loans and service them with greater efficiency. Our platforms also enable invoice discounting, factoring, payables financing and leverage automation and integration such that traditional lenders and alternate lenders, including peer to peer lenders can provide liquidity to underserved borrowers.

Our key focus is connecting broken billing and payment processes through XBP using secure messaging and established settlement infrastructure. By providing a digital transformation path without heavy integration requirements, we believe we can rapidly improve user experience, reduce postage, print and mail costs, enable faster decisions, and facilitate optimal allocation of capital and risk management for our customers. By using our solutions and services, we believe our banking and financial services customers can better manage their lending book and at a lower cost of ownership.

Our banking solutions help organizations transform compliance, know your customer, anti-money laundering and confirmation of payee checks into a competitive advantage, including accelerated digital on-boarding, complex process automation, screening and monitoring and predictive analytics. Exela can provide these services as an end-to-end solution or as an augmentation of existing banking processes, as a technology license or through our employees to manage a component or an entire process.

### *Healthcare Industry Solutions and Services for Insurance Companies and Healthcare Providers*

Exela's healthcare industry customers include commercial and government sponsored healthcare plans, hospital networks and university hospital systems and large medical distribution systems and pharmacy networks, and accounted for approximately 28% of total revenues in 2022. We serve our customers using our proprietary technology and for some customers combined with their systems.

We bundle our core solutions and services with a suite of healthcare payer specific services such as end-to-end processing of complex transactions, enrollments and credentialing, claims processing, adjudication and payment operations. We specialize in transactions that require multiple layers of validation, supporting documentation processing, reconciliation, and management of exceptions.

We host a proprietary platform that connects providers and payers for claims submissions, acknowledgements or denials of payments and many other interactions covering the complete lifecycle of a claim, which enables a more satisfactory engagement between payers and providers and contributes to improved access to health care and lower administrative costs. Our payer customers often encourage their contracted providers to adopt our digital platforms for overall reduction of claim processing time and cost. We also provide our healthcare provider customers with many services including computer assisted coding, audit and recovery of underpayments, denial and grievances, release of information, and electronic health records. We plan to offer our mobile and web enrollment solutions, appointment scheduling and locating providers with ratings, also include insurance verification, cost of visit estimates and visit pre-approval. We provide some of these services and features on a stand-alone basis and on a more integrated basis.

### *Insurance Industry Solutions and Services*

Exela offers a suite of insurance industry solutions aimed at providing digital engagements and rapid integration of disparate systems and silos. Our insurance industry solutions accounted for approximately 10% of total revenues in 2022. We provide applications and services to facilitate automation and digital transformation for underwriting and enrollments, premium payments, claims submission, first notification of loss, fraud, waste & abuse monitoring and integrated communications. Our solutions are aimed at improving the customer experience by providing digital pathways and transparency with web portals and integrated communications, while helping to improve quality and risk management.

*Public Sector*

We provide technology and solutions to public sector customers. Our public sector solutions accounted for approximately 10% of total revenues in 2022. Our mission is to help our public sector customers with their digital journey and meet their objectives of better serving the public. Exela solutions are primarily deployed across pension benefits and administration, tax return processing, payment operations, inter-agency information management and communications with citizens and employees of government institutions.

Our solutions have evolved over time to include digital capabilities and are designed to reduce taxpayer refund waiting time, decrease the potential for tax fraud, and provide reports and data to the relevant stakeholders. Exela also has the infrastructure in place to process payments, perform collection services, handle overflow taxpayer calls, provide e-filing for individual income tax, generate outbound taxpayer notification (traditional and/or electronic notifications), and host other developed solutions.

*Commercial, Tech, Manufacturing, and Legal Industries Solutions and Services*

For the commercial, technology, manufacturing and legal industries, we primarily provide multi-industry solutions described earlier. For 2022, our commercial industry revenue accounted for approximately 18% of total revenues, our revenues from the technology and manufacturing industry accounted for approximately 6%, while our revenue from the legal industry accounted for approximately 5%.

Historically, the majority of revenue for the above-mentioned industries was generated in the Americas, though we believe there is significant expansion opportunity throughout EMEA and the Asian markets. As we have made investments in our global scale, technology platforms, and business strategy, some of our multi-national customers have expanded our services to other geographies to leverage our international footprint. We believe our value proposition as a single source provider with global platforms and location agnostic operations, positions us as a differentiated partner to our multi-national customers.

With the launch of Smart Office, we have been targeting technology companies in our initial go-to-market approach. We believe technology companies have a heavy focus on employee experience to attract top tier talent, and they often serve as early adopters for new offerings setting trends across other industries, and we believe they will serve as strong references as we expand our Smart Office growth strategy.

*Overview of Revenues*

Our business consists of three reportable segments:

- *Information and Transaction Processing Solutions ("ITPS").* The ITPS segment is our largest segment, with $765.1 million of revenues for the fiscal year ended December 31, 2022, representing 71.0% of our revenues. We generate ITPS revenues primarily from a transaction-based pricing model for the various types of volumes processed, licensing and maintenance fees for technology sales, and a mix of fixed management fee and transactional revenue for document logistics and location services.

- *Healthcare Solutions ("HS")*. The HS segment generated $239.3 million of revenues for the fiscal year ended December 31, 2022, representing 22.2% of our revenues. We generate HS revenues primarily from a transaction-based pricing model for the various types of volumes processed for healthcare payers and providers.

- *Legal & Loss Prevention Services ("LLPS").* The LLPS segment generated $72.8 million of revenues for the fiscal year ended December 31, 2022, representing 6.8% of our revenues. We generate LLPS revenues primarily based on time and materials pricing as well as through transactional services priced on a per item basis.

Additional financial information for our three business segments is included in Note 19 within our consolidated financial statements.

We provide services to our customers on a global basis. In 2022, our revenues by geography were as follows: $878.6 million in the United States (81.6% of total revenues), $180.5 million in EMEA (16.7% of total revenues), and $18.0 million from the rest of the world (1.7% of total revenues). We present additional geographical financial information in Note 19 within our consolidated financial statements.

Our revenues can be affected by various factors such as our customers' demand pattern for our services. These factors have historically resulted in lower revenues in the third quarter and higher revenues in the fourth quarter. Backlog is not a metric that we use to measure our business.

**History and Development of Our Company**

Exela is a Delaware corporation that was formed through the strategic combination of SourceHOV Holdings, Inc. ("SourceHOV") a leading global transaction processing company, and Novitex Holding, Inc. ("Novitex"), a cloud-based document outsourcing company, pursuant to a business combination agreement dated February 21, 2017. Formerly known as Quinpario Acquisition Corp. 2 ("Quinpario"), Exela was originally formed as a special purpose acquisition company on July 15, 2014 and completed its initial public offering on January 22, 2015. In conjunction with the completion of the Novitex Business Combination in July 2017, Quinpario was renamed "Exela Technologies, Inc." Exela began trading under the ticker "XELA" on the Nasdaq on July 13, 2017.

The Novitex Business Combination was accounted for as a reverse merger for which SourceHOV was determined to be the accounting acquirer. The acquisition of Novitex was accounted for using the acquisition method. As a result, the financial information for 2017 presented in this Annual Report is not pro forma (unless labeled as such); it includes the financial information and activities for SourceHOV for the entire year ending December 31, 2017, but only reflects the financial information and activities of Novitex for the period following the Novitex Business Combination from July 13, 2017 to December 31, 2017.

On April 10, 2018, Exela completed the acquisition of Asterion International Group, a well-established provider of technology driven business process outsourcing, document management and business process automation across Europe. The acquisition was strategic to expanding Exela's European business.

On November 12, 2019 we announced that our Board of Directors had adopted a debt reduction and liquidity improvement initiative ("Initiative"), the main goals of which was to increase the Company's liquidity by $125 to $150 million and to reduce debt by $150 to $200 million in the subsequent two years. The Initiative was part of the Company's strategic priority to position the Company for long-term success and increased stockholder value. As part of the Initiative, certain subsidiaries of the Company entered into accounts receivable securitization facilities during 2020 and we consummated the sale of our tax benefits consulting group in March 2020 and our physical records storage and logistics business in July, 2020. The Company will continue to pursue the sale of non-core assets that are not central to the Company's long-term strategic vision.

As of December 31, 2022, the Company had largely met the initial goals of the Initiative by:

• In fiscal year 2021:

- Raising $407 million of gross equity capital;

- Reducing total long-term debt by $454 million;

- Settling the Appraisal Action;

• In fiscal year 2022:

- Raising additional $276 million of gross equity capital;

- Extinguishing its long-term debt maturing in 2022;

- Fully paying off the Appraisal Action; and

- Paying off Securitization facility and switching over to an off-balance sheet AR securitization facility with PNC.

On October 9, 2022, we entered into a definitive merger agreement to merge our European business with CF Acquisition Corp. VIII ("CFFE"), a special purpose acquisition company, to form a new publicly-traded company which will be called XBP Europe Holdings, Inc. Upon closing of the transaction, we will indirectly own a majority of the outstanding capital stock of XBP Europe Holdings, Inc. The completion of these transactions is subject to customary closing conditions, several of which are outside the control of the parties, and there can be no assurance as to whether or when a closing will occur.

**Key Business Strategies**

Exela business strategy is to use its Digital Now℠ model, which aims to accelerate our customers' digital transformation through deployment of our software automation techniques, hosted within a single, cloud hosted platform. Our overarching goal is to provide highest value and lowest cost of ownership. We accomplish this by building scalable systems that are used by our employees to deliver business process automation services globally. The key elements of our growth strategy are described below:

- **Expand Penetration of Solution Stack Across Customer Base.** We seek to move up what we call "the seven layers of technology enabled solutions and services stack," climbing the value chain from discrete services to end-to-end processes through use of front-end enterprise software. We believe continued deployment of our single sign on portals with on-demand applications will drive expansion of our front-end software (B2B/B2C/SaaS) and integrated offerings.

  o **Layer 1 - Data Fabric -** Host, gather, extract all types of structured and unstructured data, digital and analog

  o **Layer 2 - Information Management -** Digital classifications, data enhancement and normalization driving downstream processes improvement

  o **Layer 3 – Intelligent Workflow Automation -** Digital connectivity and automated decisioning driving productivity and quality

  o **Layer 4 - Process Components -** Operations partner for component(s) of larger process, handing off output file for downstream execution

  o **Layer 5 - Platform Integrations -** Exela platforms directly connected to customers' core systems, accessed through SSO and common interfaces

  o **Layer 6 - Digital Now End-to-End Process -** Full cycle operations and technology for multi-channel process through execution of business outcomes

  o **Layer 7 - Front-End Software (B2B/B2C/SaaS) -** Exela front end applications (branded or private label) directly interfacing with end user experience

See diagram of 7 layers of solutions below:



Desktop
EDI
Web
Mobile
ERPs
Industry Platforms and Networks
Digital Mailroom
Email/Fax
EDI
Web Portal
Mail
Front-End Software (B2B/B2C/SaaS)
7
DigitalNow® End-to-End Process
6
Platform Integrations
5
Process Components
4
Intelligent Workflow Automation
3
Information Management
2
Data Fabric
1


- **Expand relationships with existing customers.** We intend to continue aggressively pursuing cross-selling and up-selling opportunities within our existing customer base. With an existing base of over 4,000 customers, we believe we have meaningful opportunities to offer a bundled suite of services and be a "one-stop-shop" for our customers' information and transaction processing needs. Our sales force is organized on an industry basis and utilizes solutions and relationships to better serve our customers across all levels of their organizations. As an example, we now offer a full suite of healthcare-focused solutions by bundling enrollments, policy and plan management, claims processing, audit and recovery services, payment solutions, integrated accounts payable and receivable, medical records management, and unified communication services for payers and providers.

- **Expand XBP network of buyers and suppliers.** The hundreds of millions of transactions we process globally present a significant opportunity to seamlessly connect all stakeholders with improved experience, lower cost, and value-added services. We intend to expand the scope and scale of services we offer to our customers by leveraging the integration value our existing network provides as we endeavor to further connect buyers and suppliers to communicate and transact digitally.

- **Leverage BPA suite across on-site services.** Approximately 2,950 of our employees currently work at customers in an on-site capacity. We believe this on-site presence is a competitive differentiator and a valuable asset as we pursue future growth opportunities. We have been deploying our BPA software across these customer locations, and we believe that by offering our customers enhanced productivity and quality through our onsite employees, we will continue to create additional opportunities to expand our footprint and wallet share across their organization. For example, in customers where we provide underwriting support and claims processing, we can enable our onsite employees to accelerate the aggregation and analysis of datasets while also increasing accuracy and automatically flagging deficiencies using our software. By enhancing the productivity and quality of our onsite employees, we believe we will increase the demand from our customers to replicate our processes across their organization, bolstering our cross-sell/up-sell initiatives. By having our BPA suite already approved and deployed within existing onsite engagements, we believe our ability to expand into new lines of business will be streamlined and accelerated.

- **Work-from-Anywhere (WFA) enablement –** We believe the modern workforce will become more globalized, dynamic and distributed, demanding applications that support digital workflows, remote connectivity, productivity optimization and flexible facilities. We plan to continue expanding our WFA suite of enterprise and SMB software such as DMR, Drysign, Exela Remote Notarization and LYNX to meet the evolving needs of our customers and their employees.

- **Pursue new customer opportunities.** We plan to continue to develop new long-term, strategic customer relationships, especially where we have an opportunity to deliver a wide range of our capabilities and can have a meaningful impact on our customers' business outcomes. For example, we plan to dedicate resources within the legal industry in order to pursue opportunities in e-discovery and contract management services.

- **Develop additional process capabilities and industry expertise.** We will focus on developing additional process capabilities and market expertise for our core industries. We will continue to invest in technology and innovation that will accelerate the build-out of our portfolio of next-generation solutions, such as platform-based descriptive and predictive analytics services for processing flows of "Big Data" to help customers gain better insight into their processes and businesses. As an example, on behalf of our customers, we are deploying Big Data automation platforms to analyze individual consumer behavior and interaction patterns to identify opportunities for revenue enhancement and loss prevention, and configure optimal outreach campaigns to drive sales, loyalty, and profitability.

- **Pursue meaningful cost synergy opportunities and accelerate long-term profitability.** Due to similar operating infrastructures between SourceHOV and Novitex, we continue to deliver and believe we have additional opportunities across information technology, operations, facilities, and corporate functions to achieve cost savings executable as we approach three years from the closing of the Novitex Business Combination.

- **Capitalize on our enhanced scale and operating capacity.** We intend to utilize our increased global scale and brand recognition to strengthen our ability to bid on new opportunities. We plan to dedicate more resources to pursue whitespace coverage to expand our range of service offerings and pursue additional cross-selling opportunities. We will also look to use our increased scale and operations expertise to improve utilization of our assets.

## Customers

We serve over 4,000 customers across a variety of industries. Our customers are among the leading companies in their respective industries, and many of them are recurring customers that have maintained long-term relationships with us and our predecessor companies.

We have successfully leveraged our relationships with customers to offer extended value chain services, creating stickier customer relationships and increasing overall margins. Customers are increasingly turning to us due to a demonstrated ability to work on large-scale projects, past performance and record of delivery, and deep domain expertise accumulated from years of experience in key verticals. We believe, our stable base of customers and sticky long-term relationships lead to predictable revenues.

*Industry Highlights*

| EIM | Healthcare | Banking | Legal | Commercial | Public Sector |
|---|---|---|---|---|---|
| **100B** | **700,000** | **$1T+** | **$20B** | **$600B** | **$500M+** |
| Multi-Media Transactions Stored Online | Complex Claims Processed Daily | Deposits Processed Annually | Funds Distributed | Invoices Processed Annually | Electronic Medical Records Processed Annually |

We maintain a strong mix of diversified customers with low customer concentration. No customer accounts for more than 10% of 2022 revenue. The diversity of our customer base has contributed to the stability and predictability of our revenue streams and cash flows even as we face macroeconomic headwinds. We have been able to effectively balance our customer mix and reduce dependency on any single customer or vertical by penetrating a diverse set of end markets.

**Research and Development**

Our ability to continue to compete successfully depends heavily upon our ability to ensure a timely flow of competitive products, services and technologies to the marketplace while also leveraging our domain expertise to demonstrate our understanding in implementing solutions across the industries we serve. Through regular and sustained investment, licensing of intellectual property and acquisition of third-party businesses and technology, we continue to develop new knowledge platforms, applications and supporting service bundles that enhance and expand our existing suite of services.

Our seven-layer technology model requires us to continue to harness our capabilities in each layer and the ultimate measure of success will be how many customers are in each layer. We believe that a greater customer concentration in the top layers will reflect the success of our R&D strategy. Additional financial information regarding our R&D expense is included in Note 2 within our consolidated financial statements.

**Intellectual Property**

We deploy a combination of internally developed proprietary knowledge platforms, applications and generally available third-party licensed software as part of our scalable and flexible solutions and services. We believe our intellectual property is our competitive strength.

Our platforms aim to enhance information management and workflow processes through automation and process optimization to minimize labor requirements or to improve labor performance. Our decisioning engines have been built with years of deep domain expertise, incorporating hundreds of thousands of customer and industry specific rules which enable efficiency and lowers cost preparation and decisioning of transactions. Our business processes and implementation methodologies are confidential and proprietary and include trade secrets that are important to our business. We own a variety of trademarks and patents, which are registered or pending.

We regularly enter into nondisclosure agreements with customers, business partners, employees, and contractors that require confidential treatment of our information to establish, maintain and enforce our intellectual property rights. Our licensed intellectual properties are generally governed by written agreements of varying durations, including some with fixed terms that are subject to renewal based on mutual agreement. Generally, each agreement may be further extended, and we have historically been able to renew most existing agreements before they expire. We expect these and other similar agreements to be extended so long as it is mutually advantageous to both parties at the time of renewal.

**Competition**

We believe that the principal competitive factors in providing our solutions include proprietary platforms, industry specific knowledge, quality, reliability and security of service, and price. We are differentiated competitively given our scale of operations, reputation as a trusted partner with deep domain expertise, innovative solutions, and highly integrated technology platforms that provide customers with end-to-end services addressing many aspects of their mission-critical operational processes. We continue to integrate best practice delivery processes into our service-delivery capabilities to improve its quality and service levels and to increase operational efficiencies. The markets in which we serve are competitive with both large and small businesses, as well as global companies:

- Multi-national companies that provide data aggregation, information management and workflow automation services, such as IBM, EMC, OpenText, Hyland, Iron Mountain, Canon, and Ricoh;

- Consulting, discrete process and platform integration service providers such as Fiserv, Jack Henry, FIS, Black Knight Financial, Optum, Broadridge Financial Solutions, Computershare, Cognizant, and Accenture;

- Platform and front-end software providers, such as Workday, Salesforce, Blackline and Pega;

- Multi-shore BPO companies, such as Genpact, Cognizant, Exl service, Conduent, Wipro, and WNS; and

- Smaller, niche service providers in specific verticals or geographic markets.

**Regulation and Compliance**

We handle, directly or indirectly through customer contracts and business associate agreements, a significant amount of information, including personal and health-related information, which results in our being subject to federal, state and local privacy laws, including the Gramm-Leach-Bliley Act, HIPAA and the HITECH Act of 2009. Further, we are subject to the local rules and regulations, including those relating to the handling of information, in the other countries in which we operate. In addition, services in our LLPS segment, though not directly regulated, must be provided in a manner consistent with the relevant legal framework. For example, our bankruptcy claims administration services must be provided in accordance with the requirements and deadlines of the United States Bankruptcy Code and Federal Rules of Civil Procedure. In addition, some of our customers are subject to regulatory oversight, which may result in our being reviewed from time to time by such oversight bodies. Further, as a government contractor, we are subject to associated regulations and requirements.

Changes to existing laws, introduction of new laws, or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to obtain and process information and allegations by our customers and customers that we have not performed our contractual obligations, any of which may have a material adverse effect on profitability and cash flow.

*Privacy and Information Security Regulations*

Data privacy laws and regulations in the U.S. and foreign countries apply to the access, collection, transfer, use, storage, and destruction of personal information in connection with our services. In the U.S., our financial institution customers are required to comply with privacy regulations imposed under the Gramm-Leach-Bliley Act, in addition to other regulations. As a processor of personal information in our role as a provider of services to financial institutions, we are bound by similar limitations on disclosure of the information received from our customers as apply to the financial institutions themselves. We also perform services for healthcare companies and are, therefore, subject to compliance with laws and regulations regarding healthcare information, including HIPAA in the U.S. We also perform credit-related services and agree to comply with payment card standards, including the PCIDSS. In addition, federal and state privacy and information security laws, and consumer protection laws, which apply to businesses that collect or process personal information, also apply to our businesses.

Privacy laws and regulations may require notification to affected individuals, federal and state regulators, and consumer reporting agencies in the event of a security breach that results in unauthorized access to, or disclosure of, certain personal information. Privacy laws outside the U.S. may be more restrictive and may require different compliance requirements than U.S. laws and regulations and may impose additional duties on us in the performance of our services.

There has been increased public attention regarding the use of personal information and data transfer, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop and the changing nature of privacy laws in the U.S., the European Union ("E.U") and elsewhere could impact our processing of personal information of our employees and on behalf of our customers. In the E.U. the comprehensive General Data Privacy Regulation (the "GDPR") went into effect in May 2018. The GDPR has introduced significant privacy-related changes for companies operating both in and outside the EU.  In the U.S., California has adopted the California Consumer Privacy Act, which went into effect on January 1, 2020, and several states are considering adopting similar laws imposing obligations regarding the handling of personal information. While we believe that we are compliant with our regulatory responsibilities, information security threats continue to evolve resulting in increased risk and exposure. In addition, legislation, regulation, litigation, court rulings, or other events could expose us to increased costs, liability, and possible damage to our reputation.

**Human Capital**

The continued success of our business is driven by our people. Our senior leadership team has extensive experience within the larger BPO as well as the BPA industries. As we were formed through a series of acquisitions, we have retained an experienced and cohesive leadership team. The combination of our employees with our technology is the backbone of our ability to provide holistic solutions designed to meet the rapidly evolving needs of our customers.

As of December 31, 2022, we had approximately 16,000 total employees, of which approximately 458 are part-time employees. We have a global workforce with a majority of our employees located in Americas and EMEA, and the remainder located in India, the Philippines and China. Our employee count fluctuates from time to time based upon the timing and duration of our engagements. We consider our employees to be the foundation for our growth and success. As such, our future success as an organization depends in part on our ability to attract, train, retain, and motivate qualified personnel. We are also fully committed to developing and fostering a culture of diversity and inclusion, and understand that our ability to identify and hire talented individuals from all backgrounds and perspectives is key to our continued success.

- *Diversity and inclusion*. We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention, and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: giving back and supporting the social issues impacting our communities and people, expanding our efforts to recruit and hire world-class diverse talent, and identifying strategic partners to accelerate our inclusion and diversity programs.

- *Compensation and benefits*. We offer a complete set of benefits for our employees, including competitive base salaries and annual cash bonuses, as well as comprehensive health benefits, retirement plans, and a generous time off policy. In addition, we have used targeted equity-based grants with vesting conditions to facilitate retention of personnel, particularly those with critical leadership skills and experience.

- *Health, safety, and wellness*. Health, safety, and wellness. The success of our business is fundamentally connected to the well-being of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of innovative, flexible, and convenient health and wellness programs. These include benefits that provide protection and security so our people can have peace of mind concerning events that may require time away from work or that impact their financial well-being, benefits that support our people's physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors, and benefits that offer choice, where possible, so our people can customize benefits to meet their needs and the needs of their families. In response to the COVID-19 pandemic, we implemented significant changes that we determined were in the best interest of our employees and their families, as well as the communities in which we operate, and which comply with government regulations. This includes having the vast majority of our employees work from home, while implementing additional safety measures for employees continuing critical on-site work.

- *Talent development*. We invest significant resources to develop the talent needed to continue to be a leader in our industry. We deliver numerous training opportunities, provide rotational assignment opportunities, have expanded our focus on continuous learning and development, and implemented industry leading methodologies to manage performance, provide feedback and develop talent. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations. We provide a series of employee workshops around the globe that support professional growth and development. Additionally, our manager and employee forum programs provide an ongoing opportunity for employees to practice and apply learning around conversations aligned with our annual review process. We leverage our proprietary learning management system LYNX to provide employees and leaders with quick access to learning resources that are personalized to the individual's development needs.

- ***Building connections - with each other and our communities***. We believe that building connections between our employees, their families, and our communities creates a more meaningful, fulfilling and enjoyable workplace. Our employees are passionate about many causes, so our corporate giving and volunteering programs support and encourage employees by engaging with those causes. We are active and involved members in the communities in which our employees live and work, and we promote a culture of volunteering and giving back. To support these efforts, exelashop.com offers an online portal where anyone can purchase eco-friendly and recycled Exela gear. All net proceeds from exelashop.com are donated to the #ExelaCares program. In coordination with exelashop.com, we also partnered with the Dian Fossey Gorilla fund to help fund conservation efforts, research, educational programs, and campus initiatives. We continued our efforts to support the Orthopaedic Institute for Children (OIC) to help fund diagnosis, treatment, and rehabilitation of kids all over the world with pediatric musculoskeletal conditions who may otherwise not have access to the necessary care. All net proceeds from Exela branded sales go toward helping these charities achieve their missions

We locate our operation centers in areas where the value proposition it offers is attractive relative to other local opportunities, resulting in an engaged educated multi-lingual workforce that is able to make a meaningful global contribution from their local marketplace. We offer our employees a focused set of training programs to increase their skills and leadership capabilities with the goal of creating a long-term funnel of talent to support the Company's continued growth. Additionally, our proprietary platforms enable rapid learning and facilitate knowledge transfer among employees, reducing training time.

## Executive Officers

The following table sets forth information concerning our executive officers as of April 3, 2023:

| Name | Age | Position |
|---|---|---|
| Par Chadha | 67 | Executive Chairman |
| Shrikant Sortur | 50 | Chief Financial Officer |
| Suresh Yannamani | 57 | Chief Executive Officer, Exela Technologies BPA |
| Mark Fairchild | 63 | President, Exela Smart Office |
| Srini Murali | 50 | President, Exela Technologies BPA |
| Vitalie Robu | 51 | President, EMEA |

*Par Chadha* is our Executive Chairman and is the founder, Chief Executive Officer and Chief Investment Officer of HGM, a family office, formed in 2001. Mr. Chadha brings over 40 years of experience in building businesses in the Americas, Europe and Asia, including execution of mergers and acquisitions, integration of businesses and public offerings. Mr. Chadha served as our Chairman from the Closing of the Business Combination and most recently became Executive Chairman in September 2021. He also served as Chairman of SourceHOV Holdings, Inc. from 2011 to July 2017 when it was acquired by Exela, and was Chairman of Lason Inc. from 2007 to 2011 until its merger with SourceCorp, a predecessor company of SourceHOV. Mr. Chadha is a Director and Chairman of HOV Services Limited (NSE:HOVS) , a company listed on the National Stock exchange of India, since 2005, and served as its Chairman from 2009 to 2011. Mr. Chadha is co-founder of Rule 14, LLC, an artificial intelligence led automation company formed in 2011. During his career, Mr. Chadha has been a cofounder of technology companies in the fields of metro optical networks, systems-on-silicon, and communications. Mr. Chadha previously participated in director and executive roles in portfolio companies of HGM, and currently holds and manages investments in evolving financial technology, health technology and AI industries. Mr. Chadha is the husband of Sharon Chadha, a director. Mr. Chadha holds a B.S. degree in Electrical Engineering from the Punjab Engineering College, India.

*Shrikant Sortur* is our Chief Financial Officer and served as Executive Vice President, Global Finance from the Novitex Business Combination in 2017 until May 15, 2020. Mr. Sortur served as Senior Vice President, Global Finance of SourceHOV from 2016 until the closing of the Novitex Business Combination. He was responsible for SourceHOV's finance and accounting groups and led financial operations, activities, plans and budgets. Mr. Sortur's career spans more than 19 years of varied experience in financial management, accounting, reporting, and lean operations. Mr. Sortur served in other management roles in predecessor companies to SourceHOV from 2002 until the closing of the Novitex Business Combination. Mr. Sortur also acted as Vice President of Finance of SourceHOV from June 2015 to May 2016. Mr. Sortur acted as Director of Financial Planning and Analysis, TPS from January 2014 to June 2015. Prior to this role, Mr. Sortur was the Director of Financial Planning and Analysis, North America Operations from January 2012 to December 2013. Mr. Sortur acted as Controller for HOV Global from January 2009 to December 2011. Mr. Sortur was a Senior Accounting Manager for HOV Services, LLC / Lason, Inc. from May 2004 to December 2008 and worked for the SourceHOV group as a Manager, Finance & Accounts for Lason India Ltd. from December 2002 to May 2014. From March 1999 to December 2002, Mr. Sortur served as General Manager, Finance at SRM Technologies, a business solutions and technology provider specializing in software design and development, systems integration, web services, enterprise mobilization, and embedded solutions development. From June 1997 to February 1999, Mr. Sortur served as Junior Manager, Finance and Accounting for Steel Authority of India, a large state-owned steel making company based in New Delhi, India. Mr. Sortur graduated from Osmania University with a bachelor's degree in accounting and is a Certified Public Accountant (CPA), Chartered Accountant (CA), and Certified Management Accountant (CMA).

*Suresh Yannamani* is Chief Executive Officer of Exela Technologies BPA since July 2022, and before that served as our President since the closing of the Novitex Business Combination and President, Americas of SourceHOV from 2011 until the closing of the Novitex Business Combination, and has been a part of companies that were predecessors to Exela since 1997. Mr. Yannamani oversees the sales and operations and plays a large part in scaling the transaction processing solutions practice and enterprise solution strategy for healthcare, financial services and commercial industries. Mr. Yannamani was also President of HOV Services, LLC from 2007 to 2011, serving customers in the healthcare, financial services, insurance and commercial industries. Mr. Yannamani was the Executive Vice President of

BPO services for Lason from 1997 to 2007 prior to its acquisition by HOV Services, LLC. Mr. Yannamani also served in management roles at IBM from 1995 to 1997, managing the design, development, and implementation of financial management information systems for the public sector and worked for Coopers & Lybrand as a consultant in public audits from 1992 to 1994. Mr. Yannamani has a bachelor's degree in Chemistry from the University of London and holds an MBA from Eastern Michigan University.

*Mark D. Fairchild* is President, Exela SmartOffice and served as President of Exela Enterprise Solutions from the Novitex Business Combination until January 2019 and prior to that served as President, Europe, of SourceHOV from the merger of BancTec and SourceHOV in 2014, having served in management roles at BancTec since 1985. With more than 30 years of executive experience in the financial services industry, Mr. Fairchild specializes in global account management, transaction processing services, software solutions and hardware technology products. In 2005, Mr. Fairchild was appointed Chief Technology Officer of BancTec and was responsible for the Company's software and hardware products, manufacturing and internal IT services until 2014. Prior to this role, Mr. Fairchild acted as Vice President for International Operations of BancTec from 2001 to 2005 and VP of European Operations from 1998 to 2001. In his role as International Systems Director from 1991 to 1998, Mr. Fairchild led the European software teams, implementing payment platforms throughout the region. As Director of Engineering of BancTec from 1989 to 1991, Mr. Fairchild led the research and development team that introduced a new high-speed digital image processing system that formed the base of BancTec's ImageFIRST product portfolio. Mr. Fairchild joined BancTec as a Project Manager, a position he held from 1985 to 1986. He began his career as a software developer at British Aerospace, where he worked from 1981 to 1985. Mr. Fairchild graduated with honors from Manchester University with a bachelor's degree in aeronautical engineering and holds an MBA from London Business School.

*Srini Murali* is President of Exela Technologies BPA since July 2022, and before that served as our President, Americas and APAC from January 2019 and as Chief Operating Officer Americas and APAC from the Novitex Business Combination. He is responsible for all sales, operations and business strategy functions across the Americas and Asia Pacific. Prior to the Novitex Business Combination, Mr. Murali served as Senior Vice President, Operations for the Americas and APAC regions for SourceHOV, creating global operating strategies, developing client relationships, and overseeing compliance. Mr. Murali has been a part of predecessor companies to SourceHOV since 1993. During his tenure, Mr. Murali has held analysis, product development, IT, and operational roles. In 2010, Mr. Murali took on a broader scope of responsibility as SourceHOV's Senior Vice President of Global Operations and IT. Mr. Murali has served in executive-level leadership roles at companies that preceded SourceHOV since 2007, when he was appointed Vice President of IT and Technology. Prior to these management roles, Mr. Murali served as Director of Information Technology for Lason from 2002 to 2007, and as an Application Development Manager for Lason from 1998 to 2002. Before joining Lason, Mr. Murali worked as a Systems Engineer for Vetri Systems from 1996 to 1998. Mr. Murali graduated with a bachelor's degree in mathematics and statistics from Loyola College, Chennai, and earned an MBA from Davenport University, Michigan.

*Vitalie Robu* is President, EMEA and served as Chief Operating Officer, EMEA from the Novitex Business Combination until January 2019. Mr. Robu is responsible for all sales, operations and business strategy functions across Europe, the Middle East and Africa. Mr. Robu specializes in transaction processing services, technology products, and software solutions, and has over 20 years of international management experience in the private and public sectors. Prior to the Novitex Business Combination, he served as Senior Vice President, Operations for the European region of SourceHOV from 2014. From 2010 to 2014, Mr. Robu held the position of President and Executive Director of DataForce UK, a business process outsourcing and software provider that was part of SourceHOV. Prior to joining the SourceHOV group, Mr. Robu served as Manager of Investment and Insurance Products for Citibank EMEA in London from 2007 to 2010. Mr. Robu has degrees in International Relations from the National School for Political Studies, Bucharest and Physics from the State University of Moloves, and earned an MBA from IMD — International Institute for Management Development, Lausanne.

**Reverse Stock Split**

On July 25, 2022, the Company filed a Certificate of Amendment of the Company's Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Amendment"), with the Secretary of State of

Delaware, to effect a one (1) share for twenty (20) shares reverse stock split of the Company's Common Stock (the "Reverse Stock Split"). The Reverse Stock Split had no effect on the par value of the Common Stock and did not reduce the number of authorized shares. Fractional shares were not issued as a result of the Reverse Stock Split. Stockholders who would otherwise have been entitled to a fractional share of Common Stock instead received cash in lieu of fractional shares based on the closing sales price of the Company's Common Stock as quoted on the Nasdaq on July 25, 2022. The reason for the reverse stock split was to maintain the Company's listing on Nasdaq, which pursuant to Nasdaq Listing Rule 5550(a)(2)(the "Rule") requires that if the closing bid price of the Common Stock is below $1.00 for 30 consecutive trading days, then the closing bid price must be $1.00 or more for 10 consecutive trading days during a grace period to regain compliance with the Rule.

The Reverse Stock Split resulted in a proportionate adjustment to the per share exercise price and the number of shares of Common Stock issuable upon the exercise of our outstanding stock options and warrants, as well as the number of shares of Common Stock eligible for issuance under the Company's 2018 Stock Incentive Plan. In addition, the conversion rate of our Series A Preferred Stock was equitably adjusted following the Reverse Stock Split, such that the conversion rate is now 0.0153 (previously 0.3064) and the Conversion Price is $522.20 (previously $26.10), with the effect that immediately following the Reverse Stock Split, each share of Series A Preferred Stock converts into 1/20th of the number of shares of Common Stock into which it was convertible immediately prior to the Reverse Stock Split. Similarly, the conversion rate of our Series B Preferred Stock was equitably adjusted following the Reverse Stock Split, such that the Conversion Price is $25.00 (previously $1.25), with the effect that immediately following the Reverse Stock Split, each share of Series B Preferred Stock converts into 1/20th of the number of shares of Common Stock into which it was convertible immediately prior to the Reverse Stock Split. As a result of the Reverse Stock Split, the number of shares of Common Stock issuable on exercise of each of our warrants has been decreased in proportion to such decrease in outstanding shares of Common Stock. As a result, each warrant previously exercisable for one share at $4.00 per share, is now exercisable for one-twentieth of a share at $4.00 per one-twentieth of a share ($80.00 per share).

Except as otherwise indicated, all share and per share information herein gives pro forma effect to the Reverse Stock Split.

**Available Information**

Our website address is www.exelatech.com. We are not including the information provided on our website as a part of, or incorporating it by reference into, this Annual Report. We make available free of charge (other than an investor's own internet access charges) through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). In addition, we make available our code of ethics entitled "Global Code of Ethics and Business Conduct" free of charge through our website. We intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our code of ethics.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report is not incorporated by reference into this filing.

**ITEM 1A.   RISK FACTORS**

*In addition to the other information contained in this Annual Report, the following risks impact our business and operations. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects.*

**Risks Related to our Business**

***We have substantial indebtedness and other obligations and any failure to meet our debt service obligations or restrictive covenants would have a material adverse effect on our business, financial condition, cash flows and results of operation and could cause the market value of our Common Stock to decline.***

As of December 31, 2022, we had approximately $1.1 billion of long-term debt, excluding current maturities. While the Company seeks to repay and/or refinance a material portion of its indebtedness, there can be no assurance that such plan will be successful in whole or in part, and, even if the plan is successful, we will still have a substantial amount of indebtedness outstanding.

Our high degree of leverage and other obligations could: require a substantial portion of cash flow from operations to be dedicated to servicing our indebtedness, thereby reducing our ability to use cash flow from operations to fund operations, capital expenditures, and future business opportunities; increase the risks of adverse consequences resulting from a breach of any indebtedness agreement, including, for example, a failure to make required payments of principal or interest due to failure of our business to perform as expected; decrease our ability to obtain additional financing for working capital, capital expenditures, general corporate or other purposes; limit our flexibility to make acquisitions; require non-strategic divestitures; increase our cash requirements to support the payment of interest; limit our flexibility in planning for, or reacting to, changes in our business and our industry; disadvantage us against less leveraged competitors; and increase our vulnerability to adverse changes in general economic and industry conditions.

Our ability to make payments of principal and interest on our indebtedness and our ability to comply with financial covenants in our various debt agreements depends upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other cash requirements, we may be required, among other things: to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of our indebtedness; to sell certain of our assets, to the extent permitted under our indebtedness agreements; or to reduce or delay planned capital or operating expenditures. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, any such financing, refinancing or sale of assets might not be available at all or on economically favorable terms. Our inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, cash flows and results of operations, could cause the market value of our Common Stock to decline and could impact our ability to continue as a going concern.

***Our future profitability and ability to achieve positive cash flow is uncertain.***

Our future profitability depends on, among other things, our ability to generate revenue in excess of our expenses. However, we have significant and continuing fixed costs relating to the maintenance of our assets and business, including debt service requirements, which we may not be able to reduce adequately to achieve such profitability if our revenue continues to decrease, or if profitability does not increase commensurately with an increase in costs. Our future profitability also may be impacted by non-cash charges such as stock-based compensation charges and potential impairment of goodwill, which will negatively affect our reported financial results. Even if we achieve profitability on an annual basis, we may not be able to achieve profitability on a quarterly basis. We may incur significant losses in the future for a number of reasons and risks described elsewhere herein and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that may cause our costs to exceed our expectations.

Our ability to generate positive cash flow depends on our ability to generate collections from sales in excess of our cash expenditures. Our ability to generate and collect on sales can be negatively affected by many factors, including but not limited to our inability to convince new customers to use our services or existing customers to renew their contracts or use additional services; the lengthening of our sales cycles and implementation periods; changes in our customer mix; a decision by any of our existing customers to cease or reduce using our services; failure of customers to pay our invoices on a timely basis or at all; a failure in the performance of our solutions or internal controls that adversely affects our reputation or results in loss of business; the loss of market share to existing or new competitors; the failure to enter or succeed in new markets; regional or global economic conditions or regulations affecting perceived need for or value of our services; or our inability to develop new offerings, expand our offerings or drive adoption of our new offerings on a timely basis and thus potentially not meeting evolving market needs.

We anticipate that we will incur increased sales and marketing and general and administrative expenses as we continue to diversify our business into new industries and geographic markets. Our business will also require significant amounts of working capital to support our growth. We may not achieve collections from sales to offset these anticipated expenditures sufficient to maintain positive future cash flow. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that cause our costs to exceed our expectations. An inability to generate positive cash flow may decrease our long-term viability.

***Our Common Stock may be delisted from Nasdaq***

Our Common Stock is currently listed for trading on the Nasdaq, and the continued listing of our Common Stock on the Nasdaq is subject to our compliance with a number of listing standards, including the $1.00 minimum bid price requirement for continued listing on the Nasdaq under Rule 5550(a)(2) of the Nasdaq Listing Rules and Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic reports with the SEC. We currently do not meet the requirement that our minimum bid price exceed $1.00 for at least 30 consecutive business days and received a letter from Nasdaq regarding the infraction on October 12, 2022. On January 5, 2023, we received notice from the Staff that as of January 4, 2023, our securities had a closing bid price of $0.10 or less for eleven consecutive trading days triggering application of Nasdaq Listing Rule 5810(c)(3)(A)(iii) which states in part: if during any compliance period specified in Rule 5810(c)(3)(A) a Company's security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. On March 2, 2023, we met with the Nasdaq Hearings Panel and requested an exception through May 19, 2023, to evidence compliance with the minimum bid price and demonstrate compliance with all applicable requirements for continued listing on the Nasdaq. On March 14, 2023, we received a decision from the Nasdaq Hearings Panel granting our exception until May 19, 2023, by which point we must demonstrate compliance. The exception granted by the Nasdaq Hearings Panel is expected to maintain the trading of our securities on Nasdaq until at least May 19, 2023.

There can be no assurance that we will remedy and continue to satisfy this and other continuing listing requirements and remain listed on the Nasdaq, and in order to do so we may have to effect one or more additional reverse stock splits. If our Common Stock were no longer listed on the Nasdaq, investors might only be able to trade on one of the over-the-counter markets. This would impair the liquidity of our Common Stock not only in the number of shares that could be bought and sold at a given price, which might be depressed by the relative illiquidity, but also through delays in the timing of transactions and reduction in media coverage. In addition, we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; a limited amount of news and analyst coverage for us; and a decreased ability to issue additional securities or obtain additional financing.

***We substantially increased the outstanding number of shares during 2022, substantially diluting existing stockholders' interests in Exela, and we may engage in dilutive transactions in the future.***

In 2022, we increased the outstanding shares of Common Stock from 13,259,748 at January 1, 2022 (adjusted to give effect for the 1:20 stock split on July 25, 2022) to 278,655,235 at December 31, 2022. The increase in outstanding shares was due principally to the sale of additional shares for cash, and resulted in all shares outstanding on January 1, 2022 representing less than 5% of the outstanding shares in the Company as of December 31, 2022. In addition, from January 1 through March 31, 2023, we had issued an additional 995,548,819 shares of common stock. Due to the need to repay existing indebtedness and fund operations, we may issue a material number of additional shares of Common Stock in the future, which would have the effect of further diluting existing shareholders. Such issuances, or market perception of the possibility of substantial future dilution, could make our stock less attractive to investors, including institutional investors, and could have a material adverse effect on the prices at which our stock trades.

***In 2020 and 2022, we restated certain of our previously issued consolidated financial statements, which resulted in unanticipated costs and may affect investor and customer confidence and raise reputational issues.***

In 2020, we restated our consolidated financial statements and related disclosures for the years ended December 31, 2018 and December 31, 2017 and restated each of the quarterly periods for the nine months ended September 30, 2019 and for the year ended December 31, 2018 due to an error in historical accounting related to the obligation to pay the fair market value of the former stockholders' shares stemming from an appraisal action in the Delaware Court of Chancery. Subsequently, in 2022, we restated our consolidated financial statements and related disclosures for the year ended December 31, 2021, as the result of a reassessment of whether conditions and/or events raised substantial doubt about our ability to meet our obligations as they become due within one year after the date that the financial statements were issued. As a result, we incurred unanticipated costs for accounting and legal fees in connection with or related to the restatement, and have become subject to a number of additional risks, costs and uncertainties, including the risk of related litigation. On March 23, 2020, a class action litigation relating to, among other things, the restatement was filed, and on January 21, 2022, our motion to dismiss the litigation was denied. The restatements also increased the risk of adverse actions by governmental agencies and regulatory bodies. If any such actions occur, they may, regardless of the outcome, consume a significant amount of management's time and attention and may result in additional legal, accounting, insurance and other costs. If we do not prevail in any such proceedings, we could be required to pay monetary judgments, settlement costs, penalties or other sanctions. Each of these occurrences may affect investor and customer confidence in the accuracy of our financial disclosures and raise reputational issues for our business, and could have a material adverse effect on our business, results of operations, financial condition and stock price.

***We have recorded significant goodwill impairment charges and may be required to record additional charges to future earnings if our goodwill or intangible assets become impaired.***

As of December 31, 2022, our goodwill balance was $186.8 million which represented 25.9% of total consolidated assets. Impairment of goodwill and other intangible assets for the year ended December 31, 2022 was $171.2 million. We are required under GAAP to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets and/or goodwill may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or our own operations, and/or other materially adverse events that have implications on the profitability of our business or business segments. We may be required to record additional charges to earnings during the period in which any impairment of our goodwill or other intangible assets is determined which could have a material adverse impact on our results of operations. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities, including our Common Stock. During the three months ended September 30, 2022 and year ended December 31, 2022 the Company made an evaluation based on factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization, and concluded that a triggering event for an interim impairment analysis had occurred in the third quarter and fourth quarter of 2022. As a result of the interim impairment analysis at September 30, 2022, the Company recorded an impairment charge of $29.6 million and the interim impairment analysis at December 31, 2022, the Company recorded an additional impairment charge of $141.6 million to goodwill relating to ITPS.

***The HGM Group has significant influence over us and our corporate governance.***

Our Executive Chairman, Par Chadha, our director, Ms. Sharon Chadha, and several of our other executives have affiliations with the HGM Group. The HGM Group's interests may not align with the interests of our other stakeholders. The HGM Group is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The HGM Group may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

***Certain of our contracts are subject to termination rights, audits and/or investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts and have an adverse effect on our business, results of operations and financial condition.***

Many of our customer contracts may be terminated by our customers without cause and without any fee or penalty, with only limited notice. Any failure to meet a customer's expectations, as well as factors beyond our control, including a customer's financial condition, strategic priorities, or mergers and acquisitions, could result in a cancellation or non-renewal of such a contract or a decrease in business provided to us and cause our actual results to differ from our forecasts. We may not be able to replace a customer that elects to terminate or not renew its contract with us, which would reduce our revenues.

In addition, a portion of our revenues is derived from contracts with the U.S. federal and state governments and their agencies and from contracts with foreign governments and their agencies. Government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of, or terminate, these projects for lack of approved funding and/or at their convenience. Changes in government or political developments, including budget deficits, shortfalls or uncertainties, government spending reductions (e.g., during a government shutdown) or other debt or funding constraints could result in lower governmental sales and in our projects being reduced in price or scope or terminated altogether, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination. The public procurement environment is unpredictable and this could adversely affect our ability to perform work under new and existing contracts. Also, our government business is subject to the risk that one or more of our potential contracts or contract extensions may be diverted by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs may be bundled into large multiple award contracts for very large businesses. These risks can potentially have an adverse effect on our revenue growth and profit margins.

Moreover, government contracts are generally subject to a right to conduct audits and investigations by government agencies. If the government finds that it was inappropriately charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. Additionally, if the government discovers improper or illegal activities or contractual non-compliance (including improper billing), we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could be substantial. Further, the negative publicity that could arise from any such penalties, sanctions or findings in such audits or investigations could have an adverse effect on our reputation in the industry and reduce our ability to compete for new contracts and could materially adversely affect our results of operations and financial condition.

***Downgrades in our credit ratings could impact our ability to access capital and materially adversely affect our business, financial condition and results of operations.***

Credit rating agencies continually review their ratings for the companies that they follow, including us. Credit rating agencies also evaluate the industries in which we and our affiliates operate as a whole and may change their credit rating for us based on their overall view of such industries. There can be no assurance that any rating assigned to our currently outstanding public debt securities will remain in effect for any given period of time or that any such ratings will not be further lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances so warrant.

A further downgrade of our credit ratings could, among other things:
- limit our ability to access capital or otherwise adversely affect the availability of other new financing on favorable terms, if at all;
- result in more restrictive covenants governing the terms of any future indebtedness that we may incur;
- cause us to refinance indebtedness with less favorable terms and conditions, which debt may require collateral and restrict, among other things, our ability to pay distributions or repurchase shares;
- increase our cost of borrowing;

- adversely affect the market price of our outstanding debt securities; and
- impair our business, financial condition and results of operation.

***We may not be able to offset increased costs with increased fees under long-term contracts.***

The pricing and other terms of our customer contracts, particularly our long-term contact center agreements, are based on estimates and assumptions we make at the time we enter into these contracts. These estimates reflect our best judgments regarding the nature of the engagement and our expected costs to provide the contracted services and could differ from actual results. Not all our larger long-term contracts allow for escalation of fees as our cost of operations increase and those that allow for such escalations do not always allow increases at rates comparable to increases that we experience. If and where we cannot negotiate long-term contract terms that provide for fee adjustments to reflect increases in our cost of service delivery, our business, financial conditions, and results of operation would be materially impacted.

***Our business process automation solutions often require long selling cycles and long implementation periods that may result in significant upfront expenses that may not be recovered.***

We often face long selling cycles to secure new contracts for our business process automation solutions. If we are successful in obtaining an engagement, the selling cycle can be followed by a long implementation period during which we plan our services in detail and demonstrate to the customer our ability to successfully integrate our solutions with the customer's internal operations. Our customers may experience delays in obtaining internal approvals or delays associated with technology or system implementations which can further lengthen the selling cycle or implementation period, and certain engagements may also require a ramping up period after implementation before we can commence providing our services. Even if we succeed in developing a relationship with a potential customer and begin to discuss the services in detail, the potential customer may choose a competitor or decide to retain the work in-house prior to the time a contract is signed. In addition, once a contract is signed, we sometimes do not begin to receive revenue until completion of the implementation period and our solution is fully operational. The extended lengths of our selling cycles and implementation periods can result in the incurrence of significant upfront expenses that may never result in profits or may result in profits only after a significant period of time has elapsed, which may negatively impact our financial performance. For example, we generally hire new employees to provide services in connection with certain large engagements once a new contract is signed. Accordingly, we may incur significant costs associated with these hires before we collect corresponding revenues. Our inability to obtain contractual commitments after a selling cycle, maintain contractual commitments after the implementation period or limit expenses prior to the receipt of corresponding revenue may have a material adverse effect on our business, results of operations and financial condition.

***We face significant competition from U.S.-based and non-U.S.-based companies and from our customers who may elect to perform their business processes in-house or invest in their own technologies in-house.***

Our industry is highly competitive, fragmented and subject to rapid change. We compete primarily against local, national, regional and large multi-national information and payment technology companies, including focused BPO companies based in offshore locations, BPO divisions of information technology companies located in India, other BPO and BPA and consulting services and digital transformation solution providers and the in-house capabilities of our customers and potential customers. These competitors may include entrants from adjacent industries or entrants in geographic locations with lower costs than those in which we operate.

Some of our competitors have greater financial, marketing, technological or other resources, larger customer bases and more established reputations or brand awareness than we do. In addition, some of our competitors who do not have, or have limited, global delivery capabilities may expand their delivery centers to the countries in which we operate or increase their capacity in lower cost geographies, which could result in increased competition. Some of our competitors may also enter into strategic or commercial relationships among themselves or with larger, more established companies in order to benefit from increased scale and enhanced scope capabilities or enter into similar arrangements with potential customers. Further, we expect competition to intensify in the future as more companies enter our markets and customers consolidate the services they require among fewer vendors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins, which could adversely affect our business, results of operations and financial condition.

***Our industry is characterized by rapid technological change and failure to compete successfully within the industry and address rapid technological change could adversely affect our results of operations and financial condition.***

The process of developing new services and solutions is inherently complex and uncertain. It requires accurate anticipation of customers' changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in services that achieve customer acceptance and generate the revenues required to provide desired returns. If we fail to accurately anticipate and meet our customers' needs through the development of new technologies and service offerings or if our new services are not widely accepted, we could lose market share and customers to our competitors and that could materially adversely affect our results of operations and financial condition.

More specifically, the business process solutions industry is characterized by rapid technological change, evolving industry standards and changing customer preferences. The success of our business depends, in part, upon our ability to develop technology and solutions that keep pace with changes in our industry and the industries of our customers. Although we have made, and will continue to make, significant investments in the research, design and development of new technology and platforms-driven solutions, we may not be successful in addressing these changes on a timely basis or in marketing the changes we implement. In addition, products or technologies developed by others may render our services uncompetitive or obsolete. Failure to address these developments could have a material adverse effect on our business, results of operations and financial condition.

In addition, existing and potential customers are actively shifting their businesses away from paper-based environments to electronic environments with reduced needs for physical document management and processing. This shift may result in decreased demand for the physical document management services we provide such that our business and revenues may become more reliant on technology-based services in electronic environments, which are typically provided at lower prices compared to physical document management services. Though we have solutions for customers seeking to make these types of transitions, a significant shift by our customers away from physical documents to non-paper based technologies, whether now existing or developed in the future, could adversely affect our business, results of operation and financial condition.

Also, some of the large international companies in the industry have significant financial resources and compete with us to provide document processing services and/or business process services. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully, to promptly and effectively react to changing technologies and customer expectations and to expand into additional market segments. To remain competitive, we must develop services and applications; periodically enhance our existing offerings; remain cost efficient; and attract and retain key personnel and management. If we are unable to compete successfully, we could lose market share and important customers to our competitors and that could materially adversely affect our results of operations and financial condition.

***We rely, in some cases, on third-party hardware and software, which could cause errors or failures of our services and could also result in adverse effects for our business and reputation if these third-party services fail to perform properly or are no longer available.***

Although we developed our platform-driven solutions internally, we rely, in some cases, on third-party hardware and software in connection with our service offerings which we either purchase or lease from third-party vendors. We are generally able to select from a number of competing hardware and software applications, but the complexity and unique specifications of the hardware or software makes design defects and software errors difficult to detect. Any errors or defects in third-party hardware or software incorporated into our service offerings, may result in a delay or loss of revenue, diversion of resources, damage to our reputation, the loss of the affected customer, loss of future business, increased service costs or potential litigation claims against us.

Further, this hardware and software may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. In addition, it is possible that our hardware vendors or the licensors of third-party software could increase the prices they charge, which could have a material adverse impact on our results of operations. Further, changing hardware vendors or software licensors could detract from management's ability to focus on the ongoing operations of our business or could cause delays in the operations of our business.

***Some of the work we do involves greater risks than other types of claims processing or document management engagements.***

We provide certain business process solutions for customers that, for financial, legal or other reasons, may present higher risks compared to other types of claims processing or document management engagements. Examples of higher risk engagements include, but are not limited to:

- class action and other legal distributions involving significant sums of money;
- economic analysis and expert testimony in high stakes legal matters; and
- engagements where we receive or process sensitive data, including personal consumer or private health information.

While we attempt to identify higher risk engagements and customers and mitigate our exposure by taking certain preventive measures and, where necessary, turning down certain engagements, these efforts may be ineffective and an actual or alleged error or omission on our part, the part of our customer or other third parties or possible fraudulent activity in one or more of these higher-risk engagements could result in the diversion of management resources, damage to our reputation, increased service costs or impaired market acceptance of our services, any of which could negatively impact our business and our financial condition.

***Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.***

Our success depends in part on certain methodologies and practices we utilize in developing and implementing applications and other proprietary intellectual property rights. In order to protect such rights, we rely upon a combination of nondisclosure and other contractual arrangements, as well as trade secret, copyright, trademark and patent laws. We also generally enter into confidentiality agreements with our employees, customers and potential customers and limit access to and distribution of our proprietary information. There can be no assurance that the laws, rules, regulations and treaties in effect in the U.S., India and the other jurisdictions in which we operate and the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. There can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology, and our intellectual property rights may not prevent competitors from independently developing or selling products and services similar to or duplicative of ours. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may be costly and unsuccessful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition. We could also face competition in some countries where we have not invested in an intellectual property portfolio. If we are not able to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. Further, although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future, and we may be the target of enforcement of patents or other intellectual property by third parties, including aggressive and opportunistic enforcement claims by non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If we are found to infringe any third-party rights, we could be required to pay substantial damages or we could be enjoined from offering some of our products and services. The costs of defending any such claims could be significant, and any successful claim may require us to modify our services. The value of, or our ability to use, our intellectual property may also be negatively impacted by dependencies on third parties, such as our ability to obtain or renew on reasonable terms licenses that we need in the future, or our ability to secure or retain ownership or rights to use data in certain software analytics or services offerings. Any such circumstances may have a material adverse effect on our business, results of operations and financial condition.

***Our revenues are highly dependent on a limited number of industries, and any decrease in demand for business process solutions in these industries could reduce our revenues and adversely affect the results of operations.***

A substantial portion of our revenues are derived from three specific industry based segments: ITPS, HS, and LLPS. Customers in ITPS accounted for 71.0% and 74.9% of our revenues in 2022 and 2021, respectively. Customers in HS accounted for 22.2% and 18.7% of our revenues in 2022 and 2021, respectively. Customers in LLPS accounted for 6.8% and 6.4% of our revenues in 2022 and 2021, respectively. Our success largely depends on continued demand for our services from customers in these segments, and a downturn or reversal of the demand for business process solutions in any of these segments, or the introduction of regulations that restrict or discourage companies from engaging our services, could materially adversely affect our business, financial condition and results of operations. For example, consolidation in any of these industries or combinations or mergers, particularly involving our customers, may decrease the potential number of customers for our services. We have been affected by the worsening of economic conditions and significant consolidation in the financial services industry and continuation of this trend may negatively affect our revenues and profitability. The COVID-19 pandemic, may lead to further increased consolidation in the financial services industry as larger, better capitalized competitors will be in a stronger position to withstand prolonged periods of economic downturn and sustain their business through the financial volatility.

***We derive significant revenue and profit from commercial and government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us, and we will not achieve revenue and profit objectives if we fail to accurately and effectively bid on such projects. In addition, even if bids are won and we are awarded a contract, revenue and profit objectives may not be achieved due to a number of factors outside our control, including cases where an applicable contract or framework arrangement does not guarantee transaction volume.***

Many of the contracts we are awarded through competitive bidding procedures are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding and the risk that such protests or challenges could result in the requirement to resubmit bids and in the termination, reduction or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. If our competitors protest or challenge an award made to us on a government contract, the costs to defend such an award may be significant and could involve subsequent litigation that could take years to resolve.

***Our profitability is dependent upon our ability to obtain adequate pricing for our services and to improve our cost structure.***

Our success depends on our ability to obtain adequate pricing for our services. Depending on competitive market factors, future prices we obtain for our services may decline from previous levels. If we are unable to obtain adequate pricing for our services, it could materially adversely affect our results of operations and financial condition. In addition, our contracts are increasingly requiring tighter timelines for implementation as well as more stringent service level metrics. This makes the bidding process for new contracts much more difficult and requires us to adequately consider these requirements in the pricing of our services.

We regularly review our operations with a view towards reducing our cost structure, including, without limitation, reducing our employee base, exiting certain businesses, improving process and system efficiencies and outsourcing some internal functions. We, from time to time, engage in restructuring actions to reduce our cost structure. If we are unable to continue to maintain our cost base at or below the current level and maintain process and systems changes resulting from prior restructuring actions or to realize the expected cost reductions in the ongoing strategic transformation program, it could materially adversely affect our results of operations and financial condition. In addition, in order to meet the service requirements of our customers, which often includes 24/7 service, and to optimize our employee cost base, including our back-office support, we often locate our delivery service and back-office support centers in lower-cost locations, including several developing countries. Concentrating our centers in these locations presents a number of operational risks, many of which are beyond our control, including the risks of political instability, natural disasters, safety and security risks, labor disruptions, excessive employee turnover and rising labor rates. Additionally, a change in the political environment in the U.S. or the adoption and enforcement of legislation and regulations curbing the use of such centers outside of the U.S. could materially adversely affect our results of operations and financial condition. These risks could impair our ability to effectively provide services to our customers and keep our costs aligned to our associated revenues and market requirements.

Our ability to sustain and improve profit margins is dependent on a number of factors, including our ability to continue to improve the cost efficiency of our operations through such programs as robotic process automation, to absorb the level of pricing pressures on our services through cost improvements and to successfully complete information technology initiatives. If any of these factors adversely materialize or if we are unable to achieve and maintain productivity improvements through restructuring actions or information technology initiatives, our ability to offset labor cost inflation and competitive price pressures would be impaired, each of which could materially adversely affect our results of operations and financial condition.

***We are subject to regular customer and third-party security reviews and failure to pass these may have an adverse impact on our operations.***

Many of our customer contracts require that we maintain certain physical and/or information security standards, and, in certain cases, we permit a customer to audit our compliance with these contractual standards. Any failure to meet such standards or pass such audits may have a material adverse impact on our business. Further, customers from time to time may require stricter physical and/or information security than they negotiated in their contracts, and may condition continued volumes and business on the satisfaction of such additional requirements. Some of these requirements may be expensive to implement or maintain, and may not be factored into our contract pricing. Further, on an annual basis we obtain third-party audits of certain of our locations in accordance with Statement on Standards for Attestation Engagements No. 16 (SSAE 16) put forth by the Auditing Standards Board (ASB) of the American Institute of Certified Public Accountants (AICPA). SSAE 16 is the current standard for reporting on controls at service organizations, and many of our customers expect that we will perform an annual SSAE 16 audit, and report to them the results. Negative findings in such an audit and/or the failure to adequately remediate in a timely fashion such negative findings may cause customers to terminate their contracts or otherwise have a material adverse effect on our reputation, results of operation and financial condition.

***Cybersecurity issues, vulnerabilities, and criminal activity resulting in a data or security breach could result in risks to our systems, networks, products, solutions and services resulting in liability or reputational damage.***

We collect and retain large volumes of internal and customer data, including personally identifiable information and other sensitive data both physically and electronically, for business purposes, and our various information technology systems enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. Safeguarding customer, employee and our own data is a key priority for us, and our customers and employees have come to rely on us for the protection of their personal information. Augmented vulnerabilities, threats and more sophisticated and targeted cyber-related attacks pose a risk to our security and the security of our customers, partners, suppliers and third-party service providers, and to the confidentiality, availability and integrity of data owned by us or our customers. Despite our efforts to protect sensitive, confidential or personal data or information, we may be vulnerable to material security breaches, theft, misplaced or lost data, programming errors, employee errors and/or malfeasance that could potentially lead to the material compromise of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. Despite protective measures, we may not be successful in preventing security breaches which compromise the confidentiality and integrity of this data, and in June 2022 we experienced a network security incident which required us, among other things, to incur costs to respond to the incident and to limit access to our applications and services by our employees and customers. While an attempt is made to mitigate the risks and effects of any security breach by employing a number of measures, including employee training, monitoring and testing, and maintenance of protective systems and contingency plans, we remain vulnerable to such threats. The risk of such threats may be heightened as a result of the extended period of remote work arrangements occasioned by the COVID-19 pandemic.

The sensitive, confidential or personal data or information that we have access to is also subject to privacy and security laws, regulations or customer-imposed controls. The regulatory environment, as well as the requirements imposed on us by the industries we serve governing information, security and privacy laws is increasingly demanding. Maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to provide services to our customers.

Furthermore, a compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss, fraudulent or unlawful use of customer, employee or our data. In addition, a cyber-related attack, including the June 2022 network security incident, has and could in the future result in media reports or customer perceptions of security vulnerabilities and other negative consequences. Fraud, employee negligence, and unauthorized access, including, malfunctions, viruses and other events beyond our control, may lead to the misappropriation or unauthorized disclosure of sensitive or confidential information we process, store and transmit, including personal information, for our customers, failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors' technology and systems, could expose us or our customers to a risk of loss or misuse of such information. Any of these events could result in negative consequences, including significant legal and financial exposure, litigation, regulatory intervention, remediation costs, damage to our reputation or loss of confidence in the security of our systems, products and services, and loss of customers and revenue that in each case could adversely affect our business, financial condition or results of operations. We are subject to substantial regulation in this area, including the Gramm-Leach-Bliley Act and HIPAA, as well as various states' laws, such as the California Consumer Privacy Act ("CCPA"), which became effective on January 1, 2020 or under the GDPR in Europe. Similarly, regulations such as the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009 expand the obligations of "covered entities" and their business associates, including certain mandatory breach notification requirements. In addition to any legal liability, data or security breaches may lead to negative publicity, reputational damage and otherwise adversely affect our business, financial condition and results of our operations.

***Currency fluctuations among the Euro, British Pound, Swedish Krona, Indian rupee, the Philippine Peso, the Mexican Peso, the Canadian Dollar, the Chinese Yuan and the U.S. Dollar could have a material adverse effect on our results of operations.***

The functional currencies of our businesses outside of the U.S. are the local currencies. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of our assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange gains or losses. The primary foreign currencies to which we have exposure are the European Union Euro, Swedish Krona, British Pound Sterling, Canadian Dollar and Indian rupees. Exchange rates between these currencies and the U.S. Dollar in recent years have fluctuated significantly and may do so in the future. Our operating results and profitability may be affected by any volatility in currency exchange rates and our ability to manage effectively currency transaction and translation risks. To the extent the U.S. Dollar strengthens against foreign currencies, our foreign revenues and profits will be reduced when converted into and reported in U.S. Dollars.

Although the vast majority of our revenues are denominated in U.S. dollars, a significant portion of our expenses are incurred and paid in Euros, British Pound Sterling, Swedish Krona, Indian rupees, and to a lesser extent in other currencies, including the Philippine Peso, the Mexican Peso, the Canadian dollar and the Chinese Yuan. We report our financial results in U.S. Dollars. The exchange rate between the Indian rupee and the U.S. Dollar has changed substantially in recent years and may fluctuate substantially in the future. Our results of operations may be adversely affected if such fluctuations continue, or increase, or other currencies fluctuate significantly against the U.S. Dollar. Further, although we do not currently take steps to hedge our foreign currency exposures, should we choose in the future to implement a hedging strategy, there can be no assurance that our hedging strategy will be successful.

*Fluctuations in the costs of paper, ink, energy, by-products and other raw materials may adversely impact the results of our operations.*

Purchases of paper, ink, energy and other raw materials represent a large portion of our costs. Increases in the costs of these inputs may increase our costs and we may not be able to pass these costs on to customers through higher prices. In addition, we may not be able to resell waste paper and other print-related by-products or may be adversely impacted by decreases in the prices for these by-products. Increases in the cost of materials may adversely impact customers' demand for our printing and printing-related services.

*Sales tax laws in the U.S. may change resulting in service providers having to collect sales taxes in states where the current laws do not require us to do so. This could result in substantial tax liabilities.*

Our U.S. subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe sufficient nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting physical nexus to require such collection. Additionally, many other states seek to impose sales tax collection or reporting obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, regardless of physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the income tax burden on residents. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection or reporting obligations on our activities. A successful assertion by one or more states that we should collect sales tax could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us.

*We are subject to laws of the United States and foreign jurisdictions relating to processing certain financial transactions, including payment card transactions and debit or credit card transactions, and failure to comply with those laws could subject us to legal actions and materially adversely affect our results of operations and financial condition.*

We process, support and execute financial transactions, and disburse funds, on behalf of both government and commercial customers, often in partnership with financial institutions. This activity includes receiving debit and credit card information, processing payments for and due to our customers and disbursing funds on payment or debit cards to payees of our customers. As a result, the transactions we process may be subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations, including the Electronic Fund Transfer Act, as amended, the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, the Gramm-Leach-Bliley Act, as amended, and the USA PATRIOT ACT of 2001, as amended. Other United States (both federal and state) and foreign jurisdiction laws apply to our processing of certain financial transactions and related support services. These laws are subject to frequent changes, and new statutes and regulations in this area may be enacted at any time. Changes to existing laws, the introduction of new laws in this area or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process and support financial transactions and allegations by our customers, partners and clients that we have not performed our contractual obligations. Any of these could materially adversely affect our results of operations and financial condition.

*If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.*

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the listing standards of the Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, deficiencies in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations of our internal control over financial reporting that we are required to include in our periodic reports that we file with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Common Stock. In addition, if we are unable to meet these requirements, we may not be able to remain listed on the Nasdaq.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 and based on its assessment, our management, including our Executive Chairman and Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to material weaknesses in our internal control over financial reporting. For more information, see Part II—Item 9A—Controls and Procedures of the Annual Report.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the price of our Common Stock.

Internal control matters are more fully discussed in Part II—Item 9A—Controls and Procedures of the Annual Report.

### *Certain of our subsidiaries have entered into an agreement with a SPAC, which will result in our EMEA business operating as a separate public company.*

On October 9, 2022, certain of our subsidiaries entered into an agreement with CF Acquisition Corp. VIII, a Special Purpose Acquisition Company ("SPAC") that upon the closing of such transaction (which is expected to occur in 2023) our EMEA business will operate as a stand-alone public company. Upon the closing of that contemplated transaction, we are expected to remain the largest shareholder of our EMEA business and are expected to control the majority of the board of directors of that entity. In addition certain of our employees and officers will be employed by and continue to serve our EMEA business. As a result of the going public transaction, our ownership in our existing EMEA business will be diluted, and there can be no assurances that we will continue to own a control position in such entity either through continued dilution or a decision by us, in the future, to exit all or a portion of our position. Since our EMEA business will begin operating as a standalone public company, it will also face additional reporting and other obligations imposed by various rules and regulations applicable to public companies, and will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities for this entity.

### General Risk Factors

### *Our results of operations could be adversely affected by economic and political conditions, creating complex risks, many of which are beyond our control.*

Our business depends on the continued demand for our services, and if current global economic conditions worsen, our business could be adversely affected by our customers' financial condition and level of business activity. Along with our customers we are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, disease, military action and the threat of terrorism. In particular, we currently derive, and are likely to continue to derive, a significant portion of revenues from customers located in North America and EMEA. Any future decreases in the general level of economic activity in these markets, such as decreases in business and consumer spending and increases in unemployment rates as we experienced as a result of the COVID-19 pandemic, could result in a decrease in demand for our services, thus reducing our revenue. For example, certain customers may decide to reduce or postpone their spending on the services we provide, and we may be forced to lower our prices. Other developments in response to economic events, such as consolidations, restructurings or reorganizations, particularly involving our customers, could also cause the demand for our services to decline, negatively affecting the amount of business that we are able to obtain or retain. We may not be able to predict the impact such conditions will have on the industries we serve and may be unable to plan effectively for or respond to such impact. In response to economic and market conditions, from time to time we have undertaken or may undertake initiatives to reduce our cost structure where appropriate, such as consolidation of resources to provide functional region-wide support to our international subsidiaries in a centralized fashion. These initiatives, as well as any future workforce and facilities reductions we may implement, may not be sufficient to meet current and future changes in economic and market conditions and allow us to continue to achieve the growth rates expected. Any future workforce and/or facility reductions that may be implemented will be subject to local employment laws which may impose expenses and logistical challenges in connection with any such workforce reductions. Costs actually incurred in connection with certain restructuring actions may also be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

In addition, any future disruptions or turbulence in the global credit markets may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. Such disruptions may limit our ability to access financing, increase the cost of financing needed to meet liquidity needs and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, adversely affecting our financial condition and results of operations.

***Our industry may be adversely impacted by a negative public reaction in the U.S. and elsewhere to providing certain of our services from outside the U.S. and related legislation.***

We have based our strategy of future growth on certain assumptions regarding our industry and future demand in the market for the provision of business process solutions in part using offshore resources. However, providing services from offshore locations is a politically sensitive topic in the U.S. and elsewhere, and many organizations and public figures have publicly expressed concern about a perceived association between offshore service providers and the loss of jobs in their home countries. In addition, there has been some publicity about the negative experience of certain companies that provide their services offshore, particularly in India. The trend of providing business process solutions offshore may not continue and could reverse if companies elect to develop and perform their business processes internally or are discouraged from transferring these services to offshore service providers. Any slowdown or reversal of existing industry trends could negatively affect the amount of business that we are able to obtain or retain and could have a material and adverse effect on our business, results of operations, financial condition and cash flows.

***If we are unable to attract, train and retain skilled professionals, including highly skilled technical personnel to satisfy customer demand and senior management to lead our business globally or our labor expenses increase, our business and results of operations may be materially adversely affected.***

Our success is dependent, in large part, on our ability to keep our supply of skilled professionals, including project managers, IT engineers and senior technical personnel, in balance with customer demand around the world and on our ability to attract and retain senior management with the knowledge and skills to lead our business globally. Each year, we must hire several hundred new professionals and retrain, retain, and motivate our workforce across the globe. Competition for skilled labor is intense and, in some jurisdictions in which we operate, there are more jobs for certain professionals than qualified persons to fill these jobs. Costs associated with recruiting and training professionals can be significant. If we are unable to hire or deploy employees with the needed skillsets or if we are unable to adequately equip our employees with the skills needed, this could materially adversely affect our business. Additionally, if we are unable to maintain an employee environment that is competitive and contemporary, it could have an adverse effect on engagement and retention, which may materially adversely affect our business. If more stringent labor laws become applicable to us or if a significant number of our employees unionize, our profitability may be adversely affected.

Increased labor costs due to competition, increased minimum wage or employee benefits costs (including various federal, state and local actions to increase minimum wages), unionization activity or other factors would adversely impact our cost of sales and operating expenses. For example, as minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. As a result, we anticipate that our labor costs will continue to increase.

We are also subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime, and working conditions and immigration status. Legislated increases in the minimum wage and increases in additional labor cost components, such as employee benefit costs, workers' compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Should our employees become represented by unions, we would be obligated to bargain with those unions with respect to wages, hours, and other terms and conditions of employment, which could increase our labor costs. Moreover, as part of the process of union organizing and collective bargaining, strikes and other work stoppages may occur, which could cause disruption to our business. In addition, many employers have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages or record breaks properly, with such actions sometimes brought as class actions or under "private attorney general" statutes. These actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break, and working time, we may distract our management from business matters and result in increased labor costs. If costs of labor increase significantly, our business, results of operations, and financial condition may be adversely affected.

***Failure to comply with data privacy and data protection laws in processing and transferring personal data across jurisdictions may subject us to penalties and other adverse consequences, and the enactment of more stringent data privacy and data protection laws may increase its compliance costs.***

Any inability to adequately address privacy and security concerns could result in expenses and liabilities, and an adverse impact on us. Moreover, international privacy and data security regulations may become more complex and have greater consequences. The Europe's General Data Protection Regulation, or GDPR, governs the collection and use of personal data of data subjects in European Economic Area and extraterritorially as well, and imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to health data, other special categories of personal data and pseudonymized (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs could increase, and harm our business and financial condition. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the European Union member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties.

Similar to the GDPR, the CCPA, grants California residents with several rights relating to their personal information. The CCPA applies to businesses that conduct business in California and satisfies one of three financial conditions, including a business that has a gross revenue greater than $25 million. The CCPA sets forth several data protection obligations for applicable businesses, including, but not limited to the obligations to inform a consumer, at or before collection, of the purpose and intended use of the collection; and to delete a consumer's personal information upon request. As for penalties and fines, the CCPA establishes a private right of action for serious data breaches, which allows consumers the right to seek damages. The CCPA also allows the California Attorney General to bring actions against non-compliant businesses with fines of $2,500 per violation or, if intentional, up to $7,500 per violation.

In addition to the GDPR, we are also subject to data privacy and security laws in other jurisdictions in which we operate. Any future failure by us to comply with the GDPR and/or CCPA, or other applicable data privacy and security laws could have a material adverse effect on our business, results of operations or financial condition. Further, as the GDPR and CCPA have recently come into effect, enforcement priorities and interpretation of certain provisions are still unclear. Industry groups also impose self-regulatory standards that bind us by their incorporation into the contracts we executed and failing to comply with such standards could have a binding impact on our business.

***Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, economic and trade sanctions, regulations, and similar laws could subject us to penalties and other adverse consequences.***

We operate internationally, and we are subject to anti-corruption laws and regulations, including the FCPA, the U.K. Bribery Act and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the U.S. and other business entities for the purpose of obtaining or retaining business. We have implemented policies to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our and our subsidiaries' employees, consultants, and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible. We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury's Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Our subsidiaries may be subject to additional foreign or local sanctions requirements in other relevant jurisdictions.

***Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.***

We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

***We operate in a number of jurisdictions and, as a result, may incur additional expenses in order to comply with the laws of those jurisdictions.***

Our business operates globally, and therefore, is required to comply with the laws of multiple jurisdictions. These laws regulating the internet, payments, payments processing, privacy, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, wages and hours, worker classification, background checks, and recruiting and staffing companies, among others, could be interpreted to apply to us, and could result in greater rights to competitors, users, and other third parties. Compliance with these laws and regulations may be costly, and at times, may require us to change our business practices or restrict our product offerings, and the imposition of any such laws or regulations on us, our clients, or third parties that we or our clients utilize to provide or use our services, may adversely impact our revenue and business. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements and enhanced legal risks.

**ITEM 1B.  UNRESOLVED STAFF COMMENTS**

None.

## ITEM 2.   PROPERTIES

We lease and own numerous facilities worldwide with larger concentrations of space in Texas, Michigan, Connecticut, California, India, Mexico, the Philippines, and China. The size of our active property portfolio as of December 31, 2022 was approximately 2.7 million square feet (sq. ft.) and comprised of 111 leased properties and 9 owned properties including offices, sales offices, service locations, and production facilities. Many of our operating facilities are equipped with fiber connectivity and have access to other power sources. Substantially all of our operations facilities are leased under long term leases with varying expiration dates, except for the following owned locations: (i) two operations facilities in India with a combined building area of approximately 78,000 sq. ft., respectively, (ii) an operating facility in Georgiana, Alabama with an approximate building area of 20,000 sq. ft., (iii) an operating facility in Tallahassee, Florida consisting of four buildings with a combined building area of approximately 21,000 sq. ft., (iv) an operating facility in Troy, Michigan that serves as the Company's primary data center with an approximate building area of 66,000 sq. ft. (v) an operating facility in Egham, England with an approximate building area of 11,000 sq. ft. (vi) an operating facility in Dublin, Ireland with an approximate building area of 25,000 sq ft. and (vii) an innovation center in New York, NY with an approximate building area of 2,300 sq. ft. We also maintain an operating presence at approximately 380 customer sites.

Our properties are suitable to deliver services to our customers for each of our business segments. Our management believes that all of our properties and facilities are well maintained.

## ITEM 3.   LEGAL PROCEEDINGS

*Class Action*

On March 23, 2020, the Plaintiff, Bo Shen, filed a putative class action against the Company, Ronald Cogburn, the Company's former Chief Executive Officer, and James Reynolds, the Company's former Chief Financial Officer. Plaintiff claimed to be a holder of 67 shares of Company stock, purchased on October 4, 2019 at $80.40 per share. Plaintiff asserts two claims covering the purported class period of March 16, 2018 to March 16, 2020: (1) a violation of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants; and (2) a violation of Section 20(a) of the Exchange Act against Mr. Cogburn and Mr. Reynolds. The allegations stem from the Company's press release, dated March 16, 2020 (announcing the postponement of the earnings call and delay in filing of its annual report on Form 10-K for the fiscal year ended December 31, 2019), and press release and related SEC filings, dated March 17, 2020 (announcing its intent to restate its financial statements for 2017, 2018 and interim periods through September 30, 2019) and certain other matters. The Company moved to dismiss the case and the Company's motion was granted in its entirety on June 24, 2021. Plaintiffs filed an amended complaint by the Court's deadline on August 5, 2021, and the Company moved to dismiss this amended complaint on September 3, 2021, which dismissal was denied on January 21, 2022, permitting the case to move forward. At this time, it is not practicable to render an opinion about whether an unfavorable outcome is probable or remote with respect to this matter; however, the Company believes it has meritorious defenses and will continue to vigorously assert them.

*Derivative Action*

On July 8, 2020, Plaintiff Gregory McKenna filed a shareholder derivative action asserting the following claims against current and former directors and officers of Exela: (1) Violations of Section 14(a) of the Exchange Act; (2) Violations of Section 10(b) and Rule 10b-5 of the Exchange Act; (3) Violations of Section 20(a) of the Exchange Act; (4) breach of fiduciary duty; (5) unjust enrichment; and (6) waste of corporate assets. On December 21, 2020, Plaintiffs Richard W. Moser and Jonathan Gonzalez filed a substantially similar shareholder derivative action, which has been consolidated with the McKenna action. The claims stem from substantially the same factual allegations set forth in the Shen securities class action lawsuit, described above. At this time, it is not practicable to render an opinion about whether an unfavorable outcome is probable or remote with respect to this matter; however, the Company believes it has meritorious defenses and will continue to vigorously assert them.

*Inquiry*

Since May 2020, the Company had been responding to various document and information requests from the staff of the SEC in connection with an inquiry relating to the Company's accounting treatment of the Appraisal Action, as well as the Company's identification, classification and disclosure of certain related party transactions, both of which were the subject of the above described restatement. On December 19, 2022, the SEC announced settled charges against the Company finding that the Company had violated Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-13,13a-15(a) and 12b-20 thereunder. Without admitting or denying the SEC's findings, the Company agreed to a cease-and-desist order and paid a civil money penalty in the amount of $175,000.

Other

We are, from time to time, involved in other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although our management cannot predict the outcomes of these matters, our management believes these actions will not have a material, adverse effect on our financial position, results of operations or cash flows.

**ITEM 4.  MINE SAFETY DISCLOSURES**

Not applicable

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

Our Common Stock is traded on the Nasdaq under the symbol "XELA".

**Stockholders**

As of March 31, 2023 we had 66 record holders of our Common Stock. We estimate there are 90,000 beneficial owners of Common Stock.

**Dividends**

We have not paid any cash dividends on shares of our Common Stock. The payment of cash dividends in the future will be dependent upon our revenues and earnings, capital requirements, general financial condition, and is within the discretion of our board of directors.

**Equity Compensation Plan Information**

The following table provides information as of December 31, 2022, with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, RSUs and Market Performance Units | Weighted Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 496,899 | 235.59 | 353,855 |
| Equity compensation plans not approved by stockholders | — | — | — |
| Total | 496,899 | 235.59 | 353,855 |

(1) The Company currently maintains the 2018 Stock Incentive Plan, which was approved by our board of directors on December 19, 2017 and subsequently approved by a majority of our stockholders by written consent on December 20, 2017. The 2018 Stock Incentive Plan became effective on January 17, 2018 and there were originally 138,729 shares of our Common Stock reserved for issuance under our 2018 Stock Incentive Plan. On December 31, 2022, the shareholders of the Company approved our Amended and Restated 2018 Stock Incentive Plan increasing the number of shares of Common Stock reserved for issuance from an original 138,729 shares to 892,404.

**Sale of Unregistered Securities**

There were no unregistered sales of equity securities in 2022 that have not been previously reported in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.

**Issuer Purchases of Equity Securities During the Year Ended December 31, 2022**

The table below sets forth information with respect to purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) of shares of our Common Stock during the period of August 10, 2022 through the year ended December 31, 2022:

| Period | Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1) | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1) |
|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | |
| Third Quarter | 357,461 | 1.348 | 357,461 | 9,642,539 |
| Fourth Quarter | — | — | 357,461 | 9,642,539 |
| **Total** | 357,461 | $ 1.348 | 357,461 | |

(1) On August 10, 2022, the Company's board of directors authorized a share buyback program (the "2022 Share Buyback Program"), pursuant to which the Company was authorized to repurchase, from time to time, up to 10,000,000 shares of its Common Stock over a two-year period through various means, including, open market transactions and privately negotiated transactions. The 2022 Share Buyback Program does not obligate the Company to repurchase any shares. The decision as to whether to repurchase any shares and the timing of repurchases will be based on the price of the Company's Common Stock, general business and market conditions and other investment considerations and factors. During year ended December 31, 2022, the Company repurchased and concurrently retired 357,461 shares of Common Stock at an average share price of $1.348 per share under the 2022 Share Buyback Program.

**ITEM 6.  [Reserved]**

**ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*Forward Looking Statements*

*The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with a review of the other Items included in this Annual Report and our December 31, 2022 Consolidated Financial Statements included elsewhere in this report. Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may be deemed to be forward-looking statements. See "Special Note Regarding Forward-Looking Statements."*

**Overview**

We are a global provider of transaction processing solutions, enterprise information management, document management and digital business process services. Our technology-enabled solutions allow global organizations to address critical challenges resulting from the massive amounts of data obtained and created through their daily operations. Our solutions address the life cycle of transaction processing and enterprise information management, from enabling payment gateways and data exchanges across multiple systems, to matching inputs against contracts and handling exceptions, to ultimately depositing payments and distributing communications. We believe our process expertise, information technology capabilities and operational insights enable our customers' organizations to more efficiently and effectively execute transactions, make decisions, drive revenue and profitability, and communicate critical information to their employees, customers, partners, and vendors.

**History**

We are a former special purpose acquisition company that completed our initial public offering on January 22, 2015. In July 2017, Exela Technologies, Inc. ("Exela"), formerly known as Quinpario Acquisition Corp. 2 ("Quinpario"), completed its acquisition of SourceHOV Holdings, Inc. ("SourceHOV") and Novitex Holdings, Inc. ("Novitex") pursuant to the business combination agreement dated February 21, 2017 ("Novitex Business Combination"). In conjunction with the completion of the Novitex Business Combination, Quinpario was renamed Exela Technologies, Inc.

The Novitex Business Combination was accounted for as a reverse merger for which SourceHOV was determined to be the accounting acquirer. Outstanding shares of SourceHOV were converted into our Common Stock, presented as a recapitalization, and the net assets of Quinpario were acquired at historical cost, with no goodwill or other intangible assets recorded. The acquisition of Novitex was treated as a business combination under ASC 805 and was accounted for using the acquisition method. The strategic combination of SourceHOV and Novitex formed Exela, which is one of the largest global providers of information processing solutions based on revenues.

*Merger Agreement*

On October 10, 2022, we announced the execution of a definitive merger agreement to merge our European business with CF Acquisition Corp. VIII ("CFFE"), a special purpose acquisition company, to form a new publicly-traded company which will be called XBP Europe Holdings, Inc. Exela will indirectly own a majority of the outstanding capital stock of XBP Europe Holdings, Inc. The transaction is subject to customary closing conditions, several of which are outside the control of the parties, and there can be no assurance as to whether or when a closing will occur.

*Reverse Stock Split*

On July 25, 2022, we effected a one-for-twenty reverse split of our issued and outstanding shares of our Common Stock. At the effective time of the reverse split, every twenty (20) shares of Common Stock issued and outstanding were automatically combined into one (1) share of issued and outstanding Common Stock, without any change in the par value per share. Our Common Stock began trading on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis on July 26, 2022. There was no change in our ticker symbol as a result of the Reverse Stock Split. All information related to Common Stock, stock options, restricted stock units, warrants and earnings per share have been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented.

**Our Segments**

Our three reportable segments are Information & Transaction Processing Solutions ("ITPS"), Healthcare Solutions ("HS"), and Legal & Loss Prevention Services ("LLPS"). These segments are comprised of significant strategic business units that align our TPS and EIM products and services with how we manage our business, approach our key markets and interact with our customers based on their respective industries.

**ITPS:** Our largest segment, ITPS, provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries. Our major customers include many leading banks, insurance companies, and utilities, as well as hundreds of federal, state and government entities. Our ITPS offerings enable companies to increase availability of working capital, reduce turnaround times for application processes, increase regulatory compliance and enhance consumer engagement.

**HS:** HS operates and maintains a consulting and outsourcing business specializing in both the healthcare provider and payer markets. We serve the top healthcare insurance payers and hundreds of healthcare providers.

**LLPS:** Our LLPS segment provides a broad and active array of support services in connection with class action, bankruptcy labor, claims adjudication and employment and other legal matters. Our customer base consists of corporate counsel, government attorneys, and law firms.

**Revenues**

ITPS revenues are primarily generated from a transaction-based pricing model for the various types of volumes processed, licensing and maintenance fees for technology sales, and a mix of fixed management fee and transactional revenue for document logistics and location services. HS revenues are primarily generated from a transaction-based pricing model for the various types of volumes processed for healthcare payers and providers. LLPS revenues are primarily based on time and materials pricing as well as through transactional services priced on a per item basis.

**People**

We draw on the business and technical expertise of our talented and diverse global workforce to provide our customers with high-quality services. Our business leaders bring a strong diversity of experience in our industry and a track record of successful performance and execution.

As of December 31, 2022, we had approximately 16,000 employees globally, with 54% located in Americas and EMEA, and the remainder located primarily in India, the Philippines and China.

Costs associated with our employees represent the most significant expense for our business. We incurred personnel costs of $540.9 million, $542.6 million and $632.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. The majority of our personnel costs are variable and are incurred only while we are providing our services.

**Facilities**

We lease and own numerous facilities worldwide with larger concentrations of space in Texas, Michigan, Connecticut, California, India, Mexico, the Philippines, and China. Our owned and leased facilities house general offices, sales offices, service locations, and production facilities.

The size of our active property portfolio as of December 31, 2022 was approximately 2.7 million square feet, down by approximately 0.3 million square feet compared to December 31, 2021. As of December 31, 2022, our active property portfolio comprised of 111 leased properties and 9 owned properties. We reduced our active portfolio of leased properties by 11 properties during 2022 with the continued adoption of our work from anywhere program.

We believe that our current facilities are suitable and adequate for our current businesses. Because of the interrelation of our business segments, each of the segments uses substantially all of these properties at least in part.

**Key Performance Indicators**

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

- Revenue by segment;

- EBITDA; and

- Adjusted EBITDA.

*Revenue*

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether segments are meeting management's expectations.

*EBITDA and Adjusted EBITDA*

We view EBITDA and Adjusted EBITDA as important indicators of performance of our consolidated operations. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus optimization and restructuring charges, including severance and retention expenses; transaction and integration costs; other non-cash charges, including non-cash compensation, (gain) or loss from sale or disposal of assets, and impairment charges; and management fees and expenses. See "—Other Financial Information (Non-GAAP Financial Measures)" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

## Results of Operations

### Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| Revenue: | | | | |
| ITPS | $ | 765,134 | $ | 874,126 |
| HS | | 239,270 | | 217,839 |
| LLPS | | 72,753 | | 74,641 |
| Total revenue | | 1,077,157 | | 1,166,606 |
| Cost of revenue (exclusive of depreciation and amortization): | | | | |
| ITPS | | 633,673 | | 672,191 |
| HS | | 190,835 | | 163,445 |
| LLPS | | 52,966 | | 53,459 |
| Total cost of revenues | | 877,474 | | 889,095 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | | 176,524 | | 169,781 |
| Depreciation and amortization | | 71,831 | | 77,150 |
| Impairment of goodwill and other intangible assets | | 171,182 | | — |
| Related party expense | | 8,923 | | 9,191 |
| Operating profit (loss) | | (228,777) | | 21,389 |
| Interest expense, net | | 164,870 | | 168,048 |
| Debt modification and extinguishment costs (gain), net | | 4,522 | | (16,689) |
| Sundry expense (Income), net | | (957) | | 363 |
| Other expense, net | | 14,170 | | 401 |
| Net loss before income taxes | | (411,382) | | (130,734) |
| Income tax expense | | (4,199) | | (11,656) |
| Net loss | $ | (415,581) | $ | (142,390) |

*Revenue*

For the year ended December 31, 2022, our revenue on a consolidated basis decreased by $89.4 million, or 7.7%, to $1,077.2 million from $1,166.6 million for the year ended December 31, 2021. We experienced revenue decline in our ITPS segment and LLPS segment of $109.0 million and $1.9 million, respectively while revenue increased in our HS segment by $21.4 million. Our ITPS, HS, and LLPS segments constituted 71.0%, 22.2%, and 6.8% of total revenue, respectively, for the year ended December 31, 2022, compared to 74.9%, 18.7%, and 6.4%, respectively, for the year ended December 31, 2021. The revenue changes by reporting segment were as follows:

ITPS—Revenue attributable to our ITPS segment was $765.1 million for the year ended December 31, 2022 compared to $874.1 million for the year ended December 31, 2021. This revenue decline is attributable to transition revenue and other customer losses. In addition, staffing shortages during the year ended December 31, 2022 and a network outage in June 2022 impacted revenue for the period. The reported ITPS segment revenue decline was also impacted by

$22.9 million from currency conversion attributable to the depreciation of the Euro and U.K. pound sterling against the U.S. dollar during the year ended December 31, 2022, compared to the year ended December 31, 2021.

HS—For the year ended December 31, 2022, revenue attributable to our HS segment increased by $21.4 million, or 9.8%, to $239.3 million from $217.8 million for the year ended December 31, 2021. The increase in revenue was primarily due to higher volumes from our new and existing healthcare customers.

LLPS—Revenue attributable to our LLPS segment was $72.8 million for the year ended December 31, 2022 compared to $74.6 million for the year ended December 31, 2021. The decrease in revenue by $1.9 million, or 2.5%, is primarily due to a decrease in legal claims administration services.

*Cost of Revenue*

For the year ended December 31, 2022, our cost of revenue decreased by $11.6 million, or 1.3%, compared to the twelve months ended December 31, 2021. Costs in our ITPS segment decreased by $38.5 million, or 5.7%, primarily attributable to the corresponding decline in revenues offset by wages inflation. HS segment costs increased by $27.4 million, or 16.8% primarily due to increases in employee-related costs on account of higher headcount in HS (bench costs) to meet our customer forecasts. LLPS segment cost of revenue decreased by $0.5 million, or 0.9%.

The decrease in cost of revenues on a consolidated basis was primarily due to a decrease in employee-related costs of $4.4 million, lower infrastructure and maintenance costs of $1.7 million, lower pass through and other operating costs of $6.1 million which primarily include supplies, cost of products, service expenses, postage and delivery offset by higher travel costs of $0.6 million.

Cost of revenue for the year ended December 31, 2022 was 81.5% of revenue compared to the 76.2% of revenue for the comparable same period in the prior year. The increase in cost of revenues, as a percentage of revenues by 5.2% was primarily due to inflationary pressure during the year ended December 31, 2022 and idle production costs due to the network outage in June that impacted both ITPS and HS segments during the year ended December 31, 2022.

*Selling, General and Administrative Expenses*

SG&A expenses increased $6.7 million, or 4.0%, to $176.5 million for the year ended December 31, 2022, compared to $169.8 million for the year ended December 31, 2021. The increase was primarily attributable to higher employee related costs by $3.8 million, higher travel costs of $1.9 million, higher infrastructure, maintenance and operating costs of $6.0 million offset by lower legal and professional fees of $2.2 million, and lower other costs of $2.8 million. SG&A expenses increased as a percentage of revenues to 16.4% for the year ended December 31, 2022 as compared to 14.6% for the year ended December 31, 2021.

*Impairment of Goodwill and Other Intangible Assets*

Impairment of goodwill and other intangible assets for the year ended December 31, 2022 was $171.2 million. During the three months ended September 30, 2022 and year ended December 31, 2022 the Company made an evaluation based on factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization, and concluded that a triggering event for an interim impairment analysis had occurred in the third quarter and fourth quarter of 2022. As a result of the interim impairment analysis at September 30, 2022, the Company recorded an impairment charge of $29.6 million and the interim impairment analysis at December 31, 2022, the Company recorded an additional impairment charge of $141.6 million including taxes to goodwill relating to ITPS.

*Depreciation & Amortization*

Total depreciation and amortization expense was $71.8 million and $77.1 million for the years ended December 31, 2022 and 2021, respectively. The decrease in total depreciation and amortization expense by $5.3 million was primarily due to a reduction in depreciation expense as a result of the expiration of the lives of assets acquired in prior periods and decrease in intangibles amortization expense due to end of useful lives for certain intangible assets during the year ended December 31, 2022 compared to the year ended December 31, 2021.

### Related Party Expenses

Related party expense was $8.9 million for the year ended December 31, 2022 compared to $9.2 million for the year ended December 31, 2021.

### Interest Expense

Interest expense was $164.9 million for the year ended December 31, 2022 compared to $168.0 million for the year ended December 31, 2021. The decrease in interest costs was partially attributable to lower interest on senior secured term loan facility and other interest accruals incurred during the year ended December 31, 2021.

### Debt Modification and Extinguishment Costs (Gain), net

A net loss of $4.5 million for the year ended December 31, 2022 compared to a net gain of $16.7 million for the year ended December 31, 2021.

For the year ended December 31, 2022, the Company recorded a debt extinguishment cost of $9.0 million in connection with partial prepayment of $50.0 million in cash on the $100.0 million senior secured revolving facility maturing July 12, 2022. Additionally, the exit fees paid on the partial prepayment of BRCC Term Loan was treated as a debt extinguishment cost offset by gain on extinguishment of debt of $5.3 million related to buyback of 2026 notes.

For the year ended December 31, 2021, the Company recorded a gain on early extinguishment of debt of $30.6 million in connection with the repurchases of senior secured term loans and secured 2023 notes. This gain was offset by $12.9 million in modification of debt under ASC 470-50 for the cost of exchange of notes under the Public Exchange in December of 2021.

### Sundry Expense (Income), net

Sundry income, net was $1.0 million for the year ended December 31, 2022 compared to sundry expense, net of 0.4 million for the year ended December 31, 2021. The change over the prior year period was primarily attributable to exchange rate fluctuations on foreign currency transactions.

### Other Expense, net

Other expense, net was $14.2 million for the year ended December 31, 2022 compared to other expense, net of $0.4 million for the year ended December 31, 2021. The increase in expense was primarily attributable to remeasurement of our true-up guarantee obligation under the Revolver Exchange (as defined) and accrual of true-up liability based on the market price for the 2026 Notes in other expense, net.

### Income Tax Expense

We had an income tax expense of $4.2 million for the year ended December 31, 2022 compared to income tax expense of $11.7 million for the year ended December 31, 2021. The decrease in tax expense from the prior year was attributable to the impact of the change in our judgment in 2022 related to the realizability of deferred tax assets in certain state and foreign jurisdictions.

## Results of Operations

**Year Ended December 31, 2021, Compared to Year Ended December 31, 2020**

|  | Year Ended December 31, | |
|  | 2021 | 2020 |
|---|---|---|
| Revenue: | | |
| ITPS | $ 874,126 | $ 1,005,043 |
| HS | 217,839 | 219,047 |
| LLPS | 74,641 | 68,472 |
| Total revenue | 1,166,606 | 1,292,562 |
| Cost of revenue (exclusive of depreciation and amortization): | | |
| ITPS | 672,191 | 815,013 |
| HS | 163,445 | 159,917 |
| LLPS | 53,459 | 48,614 |
| Total cost of revenues | 889,095 | 1,023,544 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | 169,781 | 186,104 |
| Depreciation and amortization | 77,150 | 93,953 |
| Impairment of goodwill and other intangible assets | — | — |
| Related party expense | 9,191 | 5,381 |
| Operating profit (loss) | 21,389 | (16,420) |
| Interest expense, net | 168,048 | 173,878 |
| Debt modification and extinguishment costs (gain), net | (16,689) | 9,589 |
| Sundry expense (income), net | 363 | (153) |
| Other expense (income), net | 401 | (34,788) |
| Net loss before income taxes | (130,734) | (164,946) |
| Income tax expense | (11,656) | (13,584) |
| Net loss | $ (142,390) | $ (178,530) |

*Revenue*

For the year ended December 31, 2021, our revenue on a consolidated basis decreased by $126.0 million, or 9.7%, to $1,166.6 million from $1,292.6 million for the year ended December 31, 2020. We experienced revenue decline in our ITPS segment and HS segment of $130.9 million and $1.2 million, respectively while revenue increased in our LLPS segment by $6.2 million. Our ITPS, HS, and LLPS segments constituted 74.9%, 18.7%, and 6.4% of total revenue, respectively, for the year ended December 31, 2021, compared to 77.8%, 16.9%, and 5.3%, respectively, for the year ended December 31, 2020. The revenue changes by reporting segment were as follows:

ITPS—Revenue attributable to our ITPS segment was $874.1 million for the year ended December 31, 2021 compared to $1,005.0 million for the year ended December 31, 2020. The revenue decline of $130.9 million, or 13.0%, is primarily attributable to lower volumes and underutilization of resources as a result of COVID-19 in addition to the impact of exiting contracts and statements of work with certain customers that we believe was unpredictable, non-recurring and were not a strategic fit to Company's long-term success or unlikely to achieve the Company's long-term target margins ("transition revenue").

HS—For the year ended December 31, 2021, revenue attributable to our HS segment decreased by $1.2 million, or 0.6%, to $217.8 million from $219.0 million for the year ended December 31, 2020. The decrease in revenue was primarily driven by lower transaction volumes from the impact of COVID-19 on our healthcare customers.

LLPS—Revenue attributable to our LLPS segment was $74.6 million for the year ended December 31, 2021 compared to $68.5 million for the year ended December 31, 2020. The increase in revenue by $6.2 million, or 9.0%, is primarily due to an increase in legal claims administration services.

*Cost of Revenue*

For the year ended December 31, 2021, our cost of revenue decreased by $134.4 million, or 13.1%, compared to the year ended December 31, 2020. In our ITPS and HS segments, the decrease was primarily attributable to the corresponding decline in revenues and operational efficiencies. Costs to our ITPS segment decreased by $142.8 million, or 17.5% while costs related to our HS and LLPS segments increased by $3.5 million, or 2.2% and $4.8 million, or 10.0%, respectively.

The decrease in cost of revenues on a consolidated basis was primarily due to a decrease in employee-related costs of $77.7 million, lower travel costs of $1.2 million, lower infrastructure and maintenance costs of $26.0 million and lower pass through and other operating costs of $29.6 million which primarily include supplies, cost of products, service expenses, postage and delivery. The lower costs were attributable to cost and capacity management as a result of COVID-19 and transition revenue impact during the year ended December 31, 2021.

Cost of revenue for the year ended December 31, 2021 was 76.2% of revenue compared to the 79.2% of revenue for the comparable same period in the prior year. The decrease in cost of revenues, as a percentage of revenues by 3.0% was primarily due to the impact of lower costs related to transition revenue that continues to be gradually removed to further improve the gross margin profile of the business.

*Selling, General and Administrative Expenses*

SG&A expenses decreased $16.3 million, or 8.8%, to $169.8 million for the year ended December 31, 2021, compared to $186.1 million for the year ended December 31, 2020. The decrease was primarily attributable to lower employee related costs by $15.5 million, lower travel costs of $0.5 million, lower legal and professional fees of $2.0 million, lower infrastructure, maintenance and operating costs of $6.3 million, offset by higher other costs of $7.9 million that included a charge of $3.8 million for a settlement loss on our LLPS segment. SG&A expenses increased as a percentage of revenues to 14.6% for the year ended December 31, 2021 as compared to 14.4% for the year ended December 31, 2020.

*Depreciation & Amortization*

Total depreciation and amortization expense was $77.1 million and $94.0 million for the years ended December 31, 2021 and 2020, respectively. The decrease in total depreciation and amortization expense by $16.8 million was primarily due to a reduction in depreciation expense as a result of the expiration of the lives of assets acquired in prior periods and decrease in intangibles amortization expense due to end of useful lives for certain intangible assets during the year ended December 31, 2021 compared to the year ended December 31, 2020.

*Related Party Expenses*

Related party expense was $9.2 million for the year ended December 31, 2021 compared to $5.4 million for the year ended December 31, 2020. The increase in expense is due to higher amount of fees payable to Rule 14, LLC under the master service agreement for higher usage of services.

*Interest Expense*

Interest expense was $168.0 million for the year ended December 31, 2021 compared to $173.9 million for the year ended December 31, 2020. The decrease in interest costs was partially attributable to lower interest on senior secured term loan facility and other interest accruals incurred during the year ended December 31, 2020.

*Debt Modification and Extinguishment Costs (Gain), net*

A net gain of $16.7 million for the year ended December 31, 2021 compared to a net loss of $9.6 million for the year ended December 31, 2020.

For the year ended December 31, 2021, the Company recorded a gain on early extinguishment of debt of $30.6 million in connection with the repurchases of senior secured term loans and secured 2023 notes. This gain was offset by $12.9 million in modification of debt under ASC 470-50 for the cost of exchange of notes under the Public Exchange in December of 2021.

The Company recognized $1.3 million and $8.3 million in debt extinguishment costs during 2020, for the partial debt extinguishment resulting from amendment to the senior secured term loan in 2020 and the extinguishment of A/R Facility, respectively.

### Sundry Expense (Income), net

The increase in income by $0.5 million over the prior year period was primarily attributable to exchange rate fluctuations on foreign currency transactions.

### Other Expense (Income), net

Other expense, net was $0.4 million for the year ended December 31, 2021 compared to other income of $34.8 million for the year ended December 31, 2020. Other income for the year ended December 31, 2020 was primarily due to the Company's divestment in SourceHOV Tax, LLC as part of our strategic plan to sell non-core business assets as well as gains on the sale of physical records storage and logistics business.

### Income Tax Expense

We had an income tax expense of $11.7 million for the year ended December 31, 2021 compared to income tax expense of $13.6 million for the year ended December 31, 2020. The decrease in tax expense from the prior year was attributable to the impact of the change in our judgment in 2021 related to the realizability of deferred tax assets in certain state and foreign jurisdictions.

### Other Financial Information (Non-GAAP Financial Measures)

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus optimization and restructuring charges, including severance and retention expenses; transaction and integration costs; other non-cash charges, including non-cash compensation, (gain) or loss from sale or disposal of assets, and impairment charges; and management fees and expenses.

We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

### Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our board of directors and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss, the most directly comparable GAAP measure, for the years ended December 31, 2022, 2021, and 2020:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Net Loss | $ (415,581) | $ (142,390) | $ (178,530) |
| Taxes | 4,199 | 11,656 | 13,584 |
| Interest expense | 164,870 | 168,048 | 173,878 |
| Depreciation and amortization | 71,831 | 77,150 | 93,953 |
| EBITDA | (174,681) | 114,464 | 102,885 |
| Optimization and restructuring expenses (1) | 25,329 | 22,246 | 45,616 |
| Transaction and integration costs (2) | 18,586 | 15,872 | 16,620 |
| Non-cash equity compensation (3) | 985 | 3,940 | 2,846 |
| Other charges including non-cash (4) | 71,203 | 32,484 | 26,154 |
| Loss/(Gain) on sale of assets (5) | 1,357 | (2,779) | 114 |
| Loss/(Gain) on business disposals (6) | — | 1,296 | (44,595) |
| Debt modification and extinguishment costs (gain), net | 4,522 | (16,689) | 9,589 |
| Loss/(Gain) on derivative instruments (7) | (1,091) | (893) | 375 |
| Contract costs (8) | 22,501 | 4,268 | 4,317 |
| Litigation reserve | — | (925) | 9,624 |
| Impairment of goodwill and other intangible assets | 171,182 | — | — |
| Adjusted EBITDA | 139,893 | 173,284 | 173,545 |

(1) Adjustment represents net salary and benefits associated with positions, current vendor expenses and existing lease contracts that are part of the on-going savings and productivity improvement initiatives in process transformation, customer transformation and post-merger or acquisition integration.

(2) Represents costs incurred related to transactions for completed or contemplated transactions during the period.

(3) Represents the non-cash charges related to restricted stock units and options.

(4) Represents fair value adjustments to guaranteed true up of settlement notes, accelerated ASC842 amortization of operating lease ROU asset and other non-cash charges. Other charges include severance, retention bonus, facility consolidation, relocation and recruitment costs, loss contracts, network outage related costs and other transition costs.

(5) Represents a loss/(gain) recognized on the disposal of property, plant, and equipment and other assets.

(6) Represents a loss/(gain) recognized on the disposal of noncore-business assets.

(7) Represents the impact of changes in the fair value of an interest rate swap entered into during the fourth quarter of 2017.

(8) Represents costs incurred on new projects, contract start-up costs and project ramp costs.

**Liquidity and Capital Resources**

**Overview**

Under ASC Subtopic 205-40, *Presentation of Financial Statements—Going Concern* ("ASC 205-40"), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The following conditions raised substantial doubt about our ability to continue as a going concern: a history of net losses, net operating cash outflows, working capital deficits and significant cash payments for interest on our long-term debt. The Company has undertaken and completed several plans and actions to improve its available cash balances, liquidity or cash generated from operations, over the twelve month period from the date these financial statements are issued. Going concern matters are more fully discussed in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*.

Liquidity is the availability of adequate amounts of cash with an enterprise to meet its needs for cash requirements. At December 31, 2022, cash and cash equivalents totaled $45.1 million, including restricted cash of $30.0 million. As of December 31, 2022, our working capital deficit amounted to $319.5 million an increase of $7.6 million as compared to working capital deficit of $311.9 million as of December 31, 2021. This increase in working capital deficit is primarily a result of decreases in accounts receivables due to the sale of accounts receivables and increases in accrued interest, accounts payable, and obligation for claim payment.

In the ordinary course of business, we enter into contracts and commitments that obligate us to make payments in the future. These obligations include borrowings, interest obligations, purchase commitments, operating and finance lease commitments, employee benefit payments and taxes. Specifically, $15.7 million of BRCC Term Loan and $29.6 million outstanding under the BRCC Revolver both mature in June 2023. Also, maturing in July 2023 are $9.4 million aggregate principal amount of the 2023 Notes and $72.6 million aggregate principal amount of the Term Loans. The Company's Term Loans also require us to make periodic principal repayments. See Note 11 – *Long-Term Debt and Credit Facilities*, Note 13 – *Employee Benefit Plans*, and Note 14 – *Commitments and Contingencies,* to our consolidated financial statements herein for further information on material cash requirements from known contractual and other obligations.

We currently expect to spend approximately $15.0 to $20.0 million on total capital expenditures over the next twelve months. We will continue to evaluate additional capital expenditure needs that may arise due to changes in the business model. Our future cash requirements will depend on many factors, including our rate of revenue growth, our investments in strategic initiatives, applications or technologies, operation centers and acquisition of complementary businesses, which may require the use of significant cash resources and/or additional financing. During the fourth quarter of 2022 one of our subsidiaries that is not bound by the 2026 Indenture purchased a portion of the onsite business and certain related assets from another subsidiary that is bound by the 2026 Indenture generating net proceeds to the seller of approximately $125.0 million. If the Company does not reinvest or otherwise utilize such proceeds as contemplated by the 2026 Indenture within one year of this transaction, then the Issuers of the 2026 Notes may be required to make an "Asset Sales Offer" with the unused proceeds to the extent they exceed $75.0 million as described in the 2026 Indenture. If such proceeds are not available to the Company to satisfy this obligation at the date required, the Company would not be in compliance with the 2026 Indenture at that time.

On March 26, 2020, the Delaware Court of Chancery entered a judgment against one of our subsidiaries in the amount of $57.7 million inclusive of costs and interest arising from the Appraisal Action. On December 31, 2021, we agreed to settle the Appraisal Action along with a separate case brought by the same plaintiffs for $63.4 million. Accordingly as of December 31, 2021, the Company accrued a liability of $63.4 million for these matters, all of which had been paid as of December 31, 2022.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company has implemented favorable provisions of the CARES Act, including the refundable payroll tax credits and the deferment of employer social security payments. At the end of 2021, the Company paid a portion of the deferred employer social security due as per IRS guidance. The remaining balance of deferred employer social security taxes will be paid by fiscal year 2023. The Company has similarly utilized COVID-19 relief measures in various European jurisdictions, including permitted deferrals of certain payroll, social security and value added taxes. At the end of 2021, the Company paid a portion of these deferred payroll taxes, social security and value added taxes. The remaining balance of deferred payroll taxes, social security and value added taxes will be paid by fiscal year 2025 as per deferment timeline.

On December 17, 2020, certain subsidiaries of the Company entered into a $145.0 million securitization facility with a five year term (the "Securitization Facility"). On December 17, 2020, the Company made the initial borrowing of approximately $92.0 million under the Securitization Facility and used a portion of the proceeds to repay previous securitization facility, which terminated on such date. The Company used the remaining proceeds for general corporate purposes. On June 17, 2022, the Company repaid in full the loans outstanding under the Securitization Facility. The aggregate outstanding principal amount of loans under the Securitization Facility as of such date was approximately $91.9 million.

On March 15, 2021, the Company, entered into a securities purchase agreement with certain accredited institutional investors pursuant to which the Company issued and sold to ten accredited institutional investors in a private placement an aggregate of 486,591 unregistered shares of the Company's Common Stock at a price of $55.00 per share and an equal number of warrants, generating gross proceeds to the Company of $26.8 million. Cantor Fitzgerald acted as underwriter in connection with such sale of unregistered securities and received a placement fee of 5.5% of gross proceeds in connection with such service. In selling the shares without registration, the Company relied on exemptions from registration available under Section 4(a)(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Each private placement warrant entitles the holder to purchase one share of Common Stock, will be exercisable at an exercise price of $80.00 per share beginning on September 19, 2021 and will expire on September 19, 2026.

On May 27, 2021, the Company entered into an At Market Issuance Sales Agreement ("First ATM Agreement") with B. Riley Securities, Inc. ("B. Riley") and Cantor Fitzgerald & Co. ("Cantor"), as distribution agents under which the Company may offer and sell shares of the Company's Common Stock from time to time through the Distribution Agents, acting as sales agent or principal. On September 30, 2021, the Company entered into a second At Market Issuance Sales Agreement with B. Riley, BNP Paribas Securities Corp., Cantor, Mizuho Securities USA LLC and Needham & Company, LLC, as distribution agents (together with the First ATM Agreement, the "ATM Agreement").

Sales of the shares of Common Stock under the ATM Agreement, have been in "at the market offerings" as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through the Nasdaq or on any other existing trading market for the Common Stock, as applicable, or to or through a market maker or any other method permitted by law, including, without limitation, negotiated transactions and block trades. Shares of Common Stock sold under the ATM Agreement have been offered pursuant to the Company's Registration Statement on Form S-3 (File No. 333-255707), filed with the SEC on May 3, 2021, and declared effective on May 12, 2021 and the Company's Registration Statement on Form S-3 (File No. 333-263909), filed with the SEC on March 28, 2022, and declared effective on May 10, 2022 , and the prospectuses and related prospectus supplements included therein for sales of shares of Common Stock as follows:

| Supplement | Period | Number of Shares Sold | Weighted Average Price Per Share | Gross Proceeds | Net Proceeds |
|---|---|---|---|---|---|
| Prospectus supplement dated May 27, 2021 with an aggregate offering price of up to $100.0 million ("Common ATM Program–1") | May 28, 2021 through July 1, 2021 | 2,471,185 | $40.164 | $99.3 million | $95.7 million |
| Prospectus supplement dated June 30, 2021 with an aggregate offering price of up to $150.0 million ("Common ATM Program–2") | June 30, 2021 through September 2, 2021 | 2,879,023 | $52.069 | $149.9 million | $144.4 million |
| Prospectus supplement dated September 30, 2021 with an aggregate offering price of up to $250.0 million ("Common ATM Program–3") | October 6, 2021 through March 31, 2022 | 16,743,797 | $14.931 | $250.0 million | $241.0 million |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Prospectus supplement dated May 23, 2022 with an aggregate offering price of up to $250.0 million ("Common ATM Program–4") (1) (2) | May 24, 2022 through December 31, 2022 | 256,887,619 | $0.612 | $157.1 million | $152.3 million |

(1)  During January 1, 2023 through March 31, 2023, we issued an aggregate of 995,548,819 shares of Common Stock under the Common ATM Program–4 at a weighted average price of $0.070 per share, generating gross proceeds of $69.3 million and net proceeds of $67.0 million, after offering expenses.

(2)  Due to the late filing of this Annual Report the Company expects to lose eligibility to use Form S-3 for twelve full calendar months following the date this Annual Report was due.

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (the "Amended Receivables Purchase Agreement") under the Securitization Facility among certain of the Company's subsidiaries, its wholly-owned, "bankruptcy remote" special purpose subsidiaries ("SPEs") and certain global financial institutions ("Purchasers"). The Amended Receivables Purchase Agreement extends the term of the securitization facility such that the SPE may sell certain receivables to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company de-recognized $408.9 million of accounts receivable under this agreement through December 31, 2022. Amount remitted to the Purchaser on their behalf during fiscal year 2022 was $308.7 million. Unsold accounts receivable of $46.5 million were pledged by the SPEs as collateral to the Purchasers as of December 31, 2022.

On August 10, 2022, the Company's board of directors authorized a share buyback program (the "2022 Share Buyback Program"), pursuant to which the Company was authorized to repurchase, from time to time, up to 10,000,000 shares of its Common Stock over next two-year period through various means, including, open market transactions and privately negotiated transactions. The 2022 Share Buyback Program does not obligate the Company to repurchase any shares. The decision as to whether to repurchase any shares and the timing of repurchases will be based on the price of the Company's Common Stock, general business and market conditions and other investment considerations and factors. During the year ended December 31, 2022, the Company repurchased and concurrently retired 357,461 shares of Common Stock at an average share price of $1.348 per share under the 2022 Share Buyback Program.

With an objective to increase free cash flows and in order to maintain sufficient liquidity to support profitable growth, the Company is pursuing further reduction in debt and repricing of existing debt. The Company will continue to pursue the sale of certain non-core businesses that are not central to the Company's long-term strategic vision and invest in the acquisition of businesses that enhance the value proposition. The Company also plans to take further action to raise additional funds in the debt and equity capital markets. Based on our experience with the at-the-market programs and our knowledge of the Company and the financial market, we believe that we will be able to raise those additional funds. There can be no assurances, however, that any of these initiatives will be consummated or will achieve its desired result.

**Cash Flows**

The following table summarizes our cash flows for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Net cash used in operating activities | $ (87,162) | $ (111,534) | $ (29,781) |
| Net cash provided by (used in) investing activities | (21,770) | (9,261) | 21,438 |
| Net cash provided by financing activities | 106,639 | 98,651 | 63,362 |
| Subtotal | (2,293) | (22,144) | 55,019 |
| Effect of exchange rates on cash | (700) | (105) | 1,191 |
| Net increase (decrease) in cash and cash equivalents | (2,993) | (22,249) | 56,210 |

**Analysis of Cash Flow Changes between the years ended December 31, 2022, December 31, 2021, and December 31, 2020**

Operating Activities— Net cash used in operating activities was $87.2 million for the year ended December 31, 2022, compared to cash used in operating activities of $111.5 million for the year ended December 31, 2021. The decrease of $24.3 million in cash used in operating activities for the year ended December 31, 2022 was due to lower cash outflow from accounts payable and accrued liabilities primarily on account of lower interest expense for the period, offset by higher cash inflow from sales of accounts receivable under a securitization facility.

Net cash used in operating activities was $111.5 million for the year ended December 31, 2021, compared to cash used in operating activities of $29.8 million for the year ended December 31, 2020. The increase of $81.7 million in cash used in operating activities for the year ended December 31, 2021 was due to lower cash flow from accounts receivable and lower cash flows from accounts payable and accrued liabilities.

Investing Activities— Net cash used in investing activities was $21.8 million for the year ended December 31, 2022, compared to cash used in investing activities of $9.2 million for the year ended December 31, 2021. The increase of $12.5 million in cash used in investing activities for the year ended December 31, 2022 was primarily due to purchase of the Company's European headquarters in Dublin, Ireland and lower proceeds from the sale of assets.

Net cash used in investing activities was $9.2 million for the year ended December 31, 2021, compared to cash provided by investing activities of $21.4 million for the year ended December 31, 2020. The increase of $30.6 million in cash used in investing activities for the year ended December 31, 2021 was primarily due to $50.1 million total cash proceeds received from asset sales in 2020, higher additions to Property, plant and equipment and development of internal software, offset by $12.5 million used in partial settlement of the liabilities related to the healthcare acquisition announced early in the first quarter of 2019.

Financing Activities— Net cash provided by financing activities was $106.6 million for the year ended December 31, 2022, compared to cash provided by financing activities of $98.7 million for the year ended December 31, 2021. The increase of $7.9 million in cash provided by financing activities for the year ended December 31, 2022 was primarily result of repayments on senior secured term loan and 2023 Notes as part of debt exchanges that took place in fiscal 2021 offset by lower proceeds from equity offering and higher principal repayments on borrowings under a securitization facility.

Net cash provided by financing activities was $98.7 million for the year ended December 31, 2021, compared to cash provided by financing activities of $63.4 million for the year ended December 31, 2020. The increase of $35.3 million in cash provided by financing activities for the year ended December 31, 2021 was primarily result of $391.6 million of net proceeds from equity offerings offset by debt repurchases and repayments of our term loans and senior notes of $380.5 million.

**Indebtedness**

In connection with the Novitex Business Combination, we acquired debt facilities and issued notes totaling $1.4 billion. Proceeds from the indebtedness were used to pay off credit facilities existing immediately before the Novitex Business Combination.

*Senior Credit Facilities*

On July 12, 2017, subsidiaries of the Company entered into a First Lien Credit Agreement with Royal Bank of Canada, Credit Suisse AG, Cayman Islands Branch, Natixis, New York Branch and KKR Corporate Lending LLC (the "Credit Agreement") providing Exela Intermediate LLC, a wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Credit Agreement, (i) a $350.0 million senior secured term loan maturing July 12, 2023 with an original issue discount of $7.0 million, and (ii) a $100.0 million senior secured revolving facility that matured on July 12, 2022 (the "Revolving Credit Facility").

On July 13, 2018, we were able to refinance the $343.4 million of term loans then outstanding under the Credit Agreement (the "Repricing Term Loans") and borrowed an additional $30.0 million pursuant to incremental term loans (the "2018 Incremental Term Loans"). The proceeds of the 2018 Incremental Term Loans were used by the Company for general corporate purposes and to pay related fees and expenses.

On April 16, 2019, subsidiaries of the Company borrowed a further $30.0 million pursuant to incremental term loans (the "2019 Incremental Term Loans", and, together with the 2018 Incremental Terms Loans and Repricing Term Loans, the "Term Loans"). The proceeds of the 2019 Incremental Term Loans were used to replace cash spent for acquisitions, pay related fees, expenses and related borrowings for general corporate purposes.

The Term Loans bear interest at a rate per annum of, at the borrower's option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.0% floor, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate and (iii) the one-month adjusted LIBOR plus 1.0%, in each case plus an applicable margin of 6.5% for LIBOR loans and 5.5% for base rate loans. The Term Loans will mature on July 12, 2023. As of December 31, 2022, the interest rate applicable for the first lien senior secured term loan was 8.8%.

The Term Loans are jointly and severally, irrevocably and unconditionally guaranteed by the certain of Company's U.S. subsidiaries, as primary obligors and not merely as sureties.

The borrower may voluntarily repay the Term Loans at any time, without prepayment premium or penalty, subject to customary "breakage" costs with respect to LIBOR rate loans. Other than as described above, the terms, conditions and covenants applicable to the Incremental Term Loans are consistent with the terms, conditions and covenants that were applicable to the Repricing Term Loans under the Credit Agreement.

On May 18, 2020, we amended the Credit Agreement to, among other things, extend the time for delivery of its audited financial statements for the year ended December 31, 2019 and its financial statements for the quarter ended March 31, 2020. Pursuant to the amendment, we also agreed to amend the Credit Agreement to, among other things: restrict the borrower and its subsidiaries' ability to designate or invest in unrestricted subsidiaries; incur certain debt; create certain liens; make certain investments; pay certain dividends or other distributions on account of its equity interests; make certain asset sales or other dispositions (or utilize the proceeds of certain asset sales to reinvest in the business); or enter into certain affiliate transactions pursuant to the negative covenants under the Credit Agreement. In addition, pursuant to the amendment, the borrower under the Credit Agreement was required to maintain minimum Liquidity (as defined in the amendment) of $35.0 million.

On December 9, 2021, in a separate transaction referred to here as the "Private Exchange" (as distinguished from the "Public Exchange" described below), subsidiaries of the Company agreed with three (3) of their Term Loan lenders to exchange $212.1 million of Term Loans under the Credit Agreement for $84.3 million in cash and in $127.8 million principal amount of new 11.500% First-Priority Senior Secured Notes due 2026 (the "2026 Notes"). In connection with the Private Exchange, the exchanging lenders provided consents to amend the Credit Agreement to (i) eliminate all affirmative covenants, (ii) eliminate all negative covenants and (iii) eliminate certain events of default (other than events of default relating to payment obligations).

As a result of the Private Exchange, repurchases (as discussed below) and periodic principal repayments, $72.6 million aggregate principal amount of the Term Loans maturing July 12, 2023 remains outstanding as of December 31, 2022.

*Revolving Credit Facility; Letters of Credit*

As of December 31, 2021, our $100 million Revolving Credit Facility was fully drawn taking into account letters of credit issued thereunder. As of December 31, 2021, there were outstanding irrevocable letters of credit totaling approximately $0.5 million under the Revolving Credit Facility. As of December 31, 2022, the Revolving Credit Facility had been prepaid and terminated as described below.

On March 7, 2022, subsidiaries of the Company entered into a Revolving Loan Exchange and Prepayment Agreement with Royal Bank of Canada, Credit Suisse AG, Cayman Islands Branch, KKR Corporate Lending LLC, Granite State Capital Master Fund LP, Credit Suisse Loan Funding LLC and Revolvercap Partners Fund LP exchanging $100.0 million of outstanding Revolving Credit Facility owed by Exela Intermediate LLC, upon the terms and subject to the conditions set forth in the Revolver Exchange agreement, for (i) $50.0 million in cash, and (ii) $50.0 million of 2026 Notes (such exchange, the "Revolver Exchange" and such 2026 Notes, the "Exchange Notes").

The Exchange Notes were subject to a guarantee in the form of a true-up mechanism whereby the Company was responsible to make a payment to the holders of the Exchange Notes if holders of the Exchange Notes sold their notes at a price below certain agreed thresholds during agreed periods in 2022. The Company settled the true-up obligation with total cash payments of $16.9 million and by permitting the holders of the Exchange Notes to keep the $21.0 million of principal amount of 2026 Notes previously placed as Collateral Notes constituting an issuance. In addition, $9.0 million of principal amount of 2026 Notes, which had been placed as Collateral Notes with the holders of the Exchange Notes, were sold by the holders for a net proceeds of $2.6 million which was applied against the true-up obligation.

*Senior Secured 2023 Notes*

Upon the closing of the Novitex Business Combination on July 12, 2017, subsidiaries of the Company issued $1.0 billion in aggregate principal amount of 10.0% First Priority Senior Secured Notes due 2023 (the "2023 Notes"). The 2023 Notes bear interest at a rate of 10.0% per year. We pay interest on the 2023 Notes on January 15 and July 15 of each year, commencing on January 15, 2018. The 2023 Notes are jointly and severally guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The 2023 Notes mature on July 15, 2023. As a result of the Public Exchange and repurchases (as discussed below), $22.8 million aggregate principal amount of the 2023 Notes remains outstanding as of December 31, 2022.

On October 27, 2021, we launched an offer to exchange (the "Public Exchange") up to $225.0 million in cash and new 11.500% First-Priority Senior Secured Notes due 2026 (the "2026 Notes") issued by subsidiaries of the Company's for the outstanding 2023 Notes. The Public Exchange was for $900 in cash per $1,000 principal amount of 2023 Notes tendered subject to proration. The maximum amount of cash to be paid was $225.0 million and the offer was not subject to any minimum participation condition. In case of oversubscription to the cash offer, tendered 2023 Notes would be accepted for cash on a pro rata basis (as a single class). The balance of any tendered 2023 Notes not accepted for cash would be exchanged into 2026 Notes on the basis of $1,000 principal amount of new 2026 Notes for each $1,000 principal amount of outstanding 2023 Notes tendered.

As of the expiration time of the Public Exchange, $912.7 million aggregate principal amount, or approximately 91.3%, of the 2023 Notes had been validly tendered pursuant to the Public Exchange. On December 9, 2021, upon the settlement of the Public Exchange, $662.7 million aggregate principal amount of the 2026 Notes were issued and an aggregate $225.0 million in cash (plus accrued but unpaid interest) was paid to participating holders in respect of the validly tendered 2023 Notes.

In conjunction with the Public Exchange, we also solicited consents to amend certain provisions in the indenture governing the 2023 Notes ("Notes Amendments"). On December 1, 2021, on receipt of the requisite consents to the Notes Amendments, the Company, and Wilmington Trust, National Association, as trustee (the "2023 Notes Trustee"), entered into a third supplemental indenture (the "Third Supplemental Indenture") to the indenture, dated as of July 12, 2017 (as amended and supplemented by (i) the first supplemental indenture, dated as of July 12, 2017 and (ii) the second supplemental indenture, dated as of May 20, 2020, the "2023 Notes Indenture") governing the outstanding 2023 Notes. The Third Supplemental Indenture amends the 2023 Notes Indenture and the 2023 Notes to eliminate substantially all of the restrictive covenants, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to future guarantors and defeasance, contained in the 2023 Notes Indenture and the 2023 Notes. In addition, all of the collateral securing the 2023 Notes was released pursuant to the Third Supplemental Indenture.

*Senior Secured 2026 Notes*

As of December 31, 2021, subsidiaries of the Company had $795.0 million aggregate principal amount of the 2026 Notes outstanding including $790.5 million in aggregate principal amount issued under the Public Exchange and Private Exchange transactions described above.

During the year ended December 31, 2022, subsidiaries of the Company sold $129.0 million in aggregate of principal amount of the 2026 Notes generating net proceeds of $64.7 million. On March 18, 2022, the subsidiaries of the Company issued $50.0 million of the 2026 Notes to satisfy the exchange obligation under the Revolver Exchange. In August 2022, subsidiaries of the Company issued $21.0 million in aggregate of principal amount of the 2026 Notes to holder of the Exchange Notes (as described above) to settle $10.3 million of accrued liability for net true-up obligation under the Revolver Exchange. The 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The 2026 Notes bear interest at a rate of 11.5% per year. We pay interest on the 2026 Notes on January 15 and July 15 of each year, and commenced on July 15, 2022. The 2026 Notes mature on July 12, 2026.

On or after December 1, 2022, we may redeem the 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, prior to December 1, 2022, we may redeem the 2026 Notes in whole or in part from time to time, at a redemption price equal to 100% of the principal amount of the 2026 Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. "Applicable Premium" means, with respect to any 2026 Note on any applicable redemption date, as determined by us, the greater of: (1) 1% of the then outstanding principal amount of the 2026 Note; and (2) the excess of: (a) the present value at such redemption date of (i) the redemption price of the 2026 Note, at December 1, 2022 plus (ii) all required interest payments due on the 2026 Note through December 1, 2022 (excluding accrued but unpaid interest), computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 2026 Note.

$980.0 million aggregate principal amount of 2026 Notes were outstanding as of December 31, 2022.

*Repurchases*

In July 2021 we commenced a debt buyback program to repurchase 2023 Notes and senior secured term loans under the Credit Agreement, which is ongoing. During the year ended December 31, 2021, we repurchased $64.5 million of the outstanding principal amount of our 2023 Notes for a net cash consideration of $48.4 million. The gain on early extinguishment of debt for the 2023 Notes during the year ended December 31, 2021 totaled $15.3 million and is inclusive of $0.6 million and $0.2 million write off of original issue discount and debt issuance costs, respectively. During the year ended December 31, 2021, we also repurchased $40.0 million of the outstanding principal amount of our senior secured term loans under the Credit Agreement for a net cash consideration of $22.8 million. The gain on early extinguishment of debt for the senior secured term loan during the year ended December 31, 2021 totaled $15.3 million and is inclusive of $0.4 million and $1.5 million write off of original issue discount and debt issuance costs, respectively.

During the year ended December 31, 2022, we repurchased $15.0 million principal amount of Exchange Notes issued under the Revolver Exchange (as discussed above) for a net cash consideration of $4.7 million. The gain on early extinguishment of debt for the Exchange Notes during the year ended December 31, 2022 totaled $5.3 million and is inclusive of $5.0 million and $0.1 million write off of original issue discount and debt issuance costs, respectively.

*BRCC Facility*

On November 17, 2021, GP2 XCV, LLC, a subsidiary of the Company ("GP2 XCV"), entered into a borrowing facility with B. Riley Commercial Capital, LLC pursuant to which the Company was able to borrow an original principal amount of $75.0 million, which was later increased to $115.0 million as of December 7, 2021 (as the same may be amended from time to time, the "BRCC Term Loan"). On March 31, 2022, GP2 XCV entered into an amendment to the borrowing facility with B. Riley Commercial Capital, LLC pursuant to which the Company will be able to borrow up to

$51.0 million under a separate revolving loan (the "BRCC Revolver", collectively with the BRCC Term Loan, the "BRCC Facility").

The BRCC Facility is secured by a lien on all the assets of GP2 XCV and by a pledge of the equity of GP2 XCV. GP2 XCV is a bankruptcy-remote entity and as such its assets are not available to other creditors of the Company or any of its subsidiaries other than GP2 XCV. The BRCC Facility will mature on June 10, 2023. However, the BRCC Revolver is subject to certain automatic maturity extensions of six months, unless B. Riley Commercial Capital, LLC or the Company notifies the other party about its election not to extend. In such event, the outstanding principal amount of the BRCC Revolver as of the maturity shall be due and payable in 12 equal installments on the last business day of each calendar month thereafter. Interest under the BRCC Facility accrues at a rate of 11.5% per annum and is payable quarterly on the last business day of each March, June, September and December. The purpose of BRCC Term Loan was to fund certain repurchases of our secured indebtedness and to provide funding for the Public Exchange transaction and Private Exchange transaction described above. The purpose of BRCC Revolver is to fund general corporate purposes.

During the year ended December 31, 2022, we repaid $66.5 million of outstanding principal amount under the BRCC Term Loan along with $2.0 million of exit fees. As of December 31, 2022, there were borrowings of $48.5 million and $20.0 million outstanding under the BRCC Term Loan and BRCC Revolver, respectively, maturing June 10, 2023. There was no availability under the BRCC Revolver as of December 31, 2022.

*Securitization Facility*

On January 10, 2020, certain subsidiaries of the Company entered into a $160.0 million accounts receivable securitization facility with a five year term ("A/R Facility"). On December 17, 2020, the Company repaid in full the loans outstanding under the A/R Facility. The aggregate outstanding principal amount of loans under the A/R Facility as of such date was approximately $83.0 million. The early termination of the A/R Facility triggered an early termination fee of $0.8 million and required repayment of approximately $0.5 million in respect of principal, accrued interest and fees. All obligations under the A/R Facility (other than contingent indemnification obligations that expressly survive termination) terminated upon repayment. The A/R Facility was replaced by the Securitization Facility as described below.

On December 17, 2020, certain subsidiaries of Company closed on Securitization Facility with a five year term. The Securitization Facility provided for an initial funding of approximately $92.0 million supported by the receivables portion of the borrowing base and, subject to contribution, a further funding of approximately $53.0 million supported by inventory and intellectual property. On December 17, 2020 we made the initial borrowing of approximately $92.0 million under the Securitization Facility and used a portion of the proceeds to repay $83.0 million of the aggregate outstanding principal amount of loans as of December 17, 2020 under the A/R Facility and used the remaining proceeds for general corporate purposes.

The documentation for the Securitization Facility included (i) a Loan and Security Agreement (the "Securitization Loan Agreement"), dated as of December 10, 2020, by and among Exela Receivables 3, LLC (the "Securitization Borrower"), a wholly-owned indirect subsidiary of the Company, the lenders (each, a "Securitization Lender" and collectively the "Securitization Lenders"), Alter Domus (US), LLC, as administrative agent (the "Securitization Administrative Agent") and the Company, as initial servicer, pursuant to which the Securitization Lenders will make loans to the Securitization Borrower to be used to purchase receivables and related assets from the Securitization Parent SPE (as defined below), (ii) a First Tier Receivables Purchase and Sale Agreement (the, dated as of December 17, 2020, by and among Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE"), a wholly-owned indirect subsidiary of the Company, and certain other indirect, wholly-owned subsidiaries of the Company listed therein (collectively, the "Securitization Originators"), and the Company, as initial servicer, pursuant to which each Securitization Originator has sold or contributed and will sell or contribute to the Securitization Parent SPE certain receivables and related assets in consideration for a combination of cash and equity in the Securitization Parent SPE, (iii) a Second Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among, the Securitization Borrower, the Securitization Parent SPE and the Company, as initial servicer, pursuant to which Securitization Parent SPE has sold or contributed and will sell or contribute to the Securitization Borrower certain receivables and related assets in consideration for a combination of cash and equity in the Securitization Borrower, (iv) the Sub-Servicing Agreement, dated as of December 17, 2020, by and among the Company and each Securitization Originator, (v) the Pledge and Guaranty, dated as of the December 10, 2020, between the Securitization Parent SPE and the Administrative Agent, and (vi) the Performance Guaranty, dated as of December 17, 2020, between the Company, as performance guarantor, and the Securitization Administrative Agent (and together with all other certificates, instruments, UCC financing statements, reports, notices, agreements and documents executed or delivered in connection with the Securitization Loan Agreement, the "Securitization Agreements"). On April 11, 2021, the Company amended the Securitization Loan Agreement and agreed to, among other things, extend the option to contribute inventory and intellectual property to the borrowing base from April 10, 2021 to September 30, 2021 (which did not occur).

The Securitization Borrower, the Company, the Securitization Parent SPE and the Securitization Originators provide customary representations and covenants under the Securitization Agreements. The Securitization Loan Agreement provides for certain events of default upon the occurrence of which the Securitization Administrative Agent may declare the facility's termination date to have occurred and declare the outstanding Securitization Loan and all other obligations of the Securitization Borrower to be immediately due and payable, however the Securitization Facility does not include an ongoing liquidity covenant like the A/R Facility and aligns reporting obligations with the Company's other material indebtedness agreements.

The Securitization Borrower and Securitization Parent SPE were formed in December 2020, and are consolidated into the Company's financial statements. The Securitization Borrower and Securitization Parent SPE are bankruptcy remote entities and as such their assets are not available to creditors of the Company or any of its subsidiaries. Each loan under the Securitization Facility bears interest on the unpaid principal amount as follows: (i) if a Base Rate Loan, at a rate per annum equal to (x) the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Adjusted LIBOR Rate (as defined in the Securitization Loan Agreement) plus 1.00%, plus (y) 8.75%; or (ii) if a LIBOR Rate Loan, at the Adjusted LIBOR Rate plus 9.75%.

On June 17, 2022, the Company repaid in full the loans outstanding under the Securitization Facility. The aggregate outstanding principal amount of loans under the Securitization Facility as of such date was approximately $91.9 million. The early termination of the Securitization Facility triggered a prepayment premium of $2.7 million and required payment of approximately $0.5 million and $1.3 million in respect of accrued interest and fees, respectively. All obligations under the Securitization Facility (other than contingent indemnification obligations that expressly survive termination) terminated upon repayment. The Securitization Facility was replaced by the Amended Receivables Purchase Agreement described below.

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (the "Amended Receivables Purchase Agreement") under the Securitization Facility among certain of the Company's subsidiaries, its wholly-owned, "bankruptcy remote" special purpose subsidiaries ("SPEs") and certain global financial institutions ("Purchasers"). The Amended Receivables Purchase Agreement extends the term of the securitization facility such that the SPE may sell certain receivables to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company or the related subsidiaries. On June 17, 2022, the Company sold $85.0 million of its accounts receivable and used the whole proceeds from this sale to repay part of the borrowings from the Securitization Facility (as discussed above). These sales were transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $408.9 million of accounts receivable under this agreement through December 31, 2022. Amount remitted to the Purchaser on their behalf during fiscal year 2022 was $308.7 million. Unsold accounts receivable of $46.5 million were pledged by the SPEs as collateral to the Purchasers as of December 31, 2022.

## Selected Financial Information

The following selected consolidated financial data should be read in conjunction with Item 8, “Financial Statements and Supplementary Data” of this Annual Report in order to fully understand factors that may affect the comparability of the financial data. The following selected Consolidated Balance Sheet data as of December 31, 2022 and 2021 and selected Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 are derived from our audited financial statements included in Item 8 of this Annual Report. The following selected consolidated financial data is provided here as historical trend information. The historical results do not necessarily indicate results expected for any future period.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **(in thousands, except share and per share data)** | **2022** | **2021** | **2020** | **2019** | **2018** |
| **Statements of Operations Information:** | | | | | |
| Revenue | $ 1,077,157 | $ 1,166,606 | $ 1,292,562 | $ 1,562,337 | $ 1,586,222 |
| Cost of revenue (exclusive of depreciation and amortization) | 877,474 | 889,095 | 1,023,544 | 1,224,735 | 1,213,403 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | 176,524 | 169,781 | 186,104 | 198,864 | 184,908 |
| Depreciation and amortization | 71,831 | 77,150 | 93,953 | 100,903 | 138,077 |
| Impairment of goodwill and other intangible assets | 171,182 | — | — | 349,557 | 48,127 |
| Related party expense | 8,923 | 9,191 | 5,381 | 9,501 | 12,403 |
| **Operating (loss) income** | (228,777) | 21,389 | (16,420) | (321,223) | (10,696) |
| **Other expense (income), net:** | | | | | |
| Interest expense, net | 164,870 | 168,048 | 173,878 | 163,449 | 155,991 |
| Debt modification and extinguishment costs (gain) | 4,522 | (16,689) | 9,589 | 1,404 | 1,067 |
| Sundry expense (income), net | (957) | 363 | (153) | 969 | (3,271) |
| Other expense (income), net | 14,170 | 401 | (34,788) | 14,429 | (3,030) |
| **Net loss before income taxes** | (411,382) | (130,734) | (164,946) | (501,474) | (161,453) |
| Income tax (expense) benefit | (4,199) | (11,656) | (13,584) | (7,642) | (8,353) |
| **Net loss** | (415,581) | (142,390) | (178,530) | (509,116) | (169,806) |
| Cumulative dividends for Series A Preferred Stock | (3,588) | (1,576) | (1,309) | (3,309) | (3,655) |
| Cumulative dividends for Series B Preferred Stock | (3,665) | — | — | — | — |
| **Net loss attributable to common stockholders** | (422,834) | (143,966) | (179,839) | (512,425) | (173,461) |
| **Loss per share:** | | | | | |
| Basic | (6.86) | (24.40) | (73.19) | (210.99) | (70.43) |
| Diluted | (6.86) | (24.40) | (73.19) | (210.99) | (70.43) |
| **Weighted average number of shares outstanding (1):** | | | | | |
| Basic | 61,593,381 | 5,900,058 | 2,457,221 | 2,428,649 | 2,462,885 |
| Diluted | 61,593,381 | 5,900,058 | 2,457,221 | 2,428,649 | 2,462,885 |

(1) Excluding in each case the 76,179 shares returned to the Company in the first quarter of 2020 in connection with the Appraisal Action, which were treated as outstanding until they were returned to the Company.

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| **(in thousands)** | **2022** | **2021** | **2020** | **2019** | **2018** |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 15,073 | $ 20,775 | $ 68,221 | $ 6,198 | $ 36,206 |
| Accounts receivable, net of allowance for doubtful accounts | 101,616 | 184,102 | 206,868 | 261,400 | 270,812 |
| Working capital | (319,549) | (311,949) | (131,446) | (147,056) | (123,502) |
| Total Assets | 721,912 | 1,037,023 | 1,157,779 | 1,258,324 | 1,627,823 |
| Long-term debt, net of current maturities | 942,035 | 1,012,452 | 1,498,004 | 1,398,385 | 1,306,423 |
| Total liabilities | 1,529,501 | 1,703,795 | 2,084,311 | 2,001,365 | 1,869,082 |
| Total stockholders’ deficit | (807,589) | (666,772) | (926,532) | (743,041) | (241,259) |

**Potential Future Transactions**

We may, from time to time explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, borrowings under our revolving credit facilities, or we may seek to raise additional debt or equity financing through private placements or through registered "at-the-market" or underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all. In addition, pursuant to the Registration Rights Agreement that we entered into in connection with the closing of the Novitex Business Combination, certain of our stockholders have the right to demand underwritten offerings of our Common Stock. We may from time to time in the future explore, with certain of those stockholders the possibility of an underwritten public offering of our Common Stock held by those stockholders. There can be no assurance as to whether or when an offering may be commenced or completed, or as to the actual size or terms of the offering.

**Critical Accounting Policies and Estimates**

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments, and is fundamental to our results of operations. We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our consolidated financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this document.

*Goodwill and other intangible assets:*  Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Our goodwill at December 31, 2022 and 2021 was $186.8 million and $358.3 million, respectively. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

*Impairment of goodwill, long-lived and other intangible assets:*  Long-lived assets, such as property and equipment and finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of the carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, and operating performance. Development of future cash flows also requires us to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents our best estimates of these factors, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows, which is the reporting unit level for us. Changes to our key assumptions related to future performance and other economic factors could adversely affect our impairment valuation.

We conduct our annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we would be required to perform a quantitative impairment test for goodwill. A quantitative test requires comparison of fair value of the reporting unit to its carrying value, including goodwill. We use a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. For the Guideline Public Company Method, our annual impairment test utilizes valuation multiples of publicly traded peer companies. For the Discounted Cash Flow Method, our annual impairment test utilizes discounted cash flow projections using market participant weighted average cost of capital calculation. If the fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded for the amount by which a reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. In the second quarter of 2022, the Company concluded that a sustained decline in its stock price and its debt price, consistent with broad trends in the global financial markets during the first half of 2022 represented triggering event for impairment. Accordingly, the Company performed an interim impairment analysis at June 30, 2022, and concluded that no impairment relating to goodwill existed at June 30, 2022. During the third quarter of 2022, the Company concluded that a triggering event for an interim impairment analysis had occurred as discussed above. Our evaluation incorporated factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization. As part of the assessment, long-term projections were revised resulting in lower than previously projected long-term future cash flows for the reporting units which reduced the estimated fair value to below carrying value. As a result of the interim impairment analysis at September 30, 2022, the Company recorded an impairment charge of $29.6 million, including taxes to goodwill relating to ITPS reporting unit. Additionally, later during the fourth quarter of 2022, the Company conducted its annual budgeting process along with an update to its long-range plan. Following the completion of that process, the Company made an evaluation based on factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization, concluding that a triggering event for an impairment analysis had occurred. As a result, we performed another quantitative impairment test as of December 31, 2022, resulting in an additional goodwill impairment charge of $141.6 million, including taxes to goodwill relating to ITPS reporting unit. Therefore, as a result of these two impairment assessments in the third and fourth quarters of 2022, a total impairment charge of $171.2, including taxes was recorded to goodwill for the year ended December 31, 2022.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets and liabilities to reporting units, and determination of fair value. The determination of reporting unit fair value is sensitive to the amount of Revenue and EBITDA generated by us, as well as the Revenue and EBITDA market multiples used in the calculation. Additionally, the fair value is sensitive to changes in the valuation assumptions such as expected income tax rate, risk-free rate, asset beta, and various risk premiums. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

*Revenue:* We account for revenue in accordance with ASC 606. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of our material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services within each of our segments. We do not have any significant extended payment terms, as payment is received shortly after goods are delivered or services are provided. *Refer to Note 2—Basis of Presentation and Summary of Significant Accounting Policies* for additional information regarding our revenue recognition policy.

*Income Taxes:* We account for income taxes by using the asset and liability method. We account for income taxes regarding uncertain tax positions and recognize interest and penalties related to uncertain tax positions in income tax benefit/(expense) in the consolidated statements of operations.

The Tax Cuts and Jobs Act ("TCJA") was signed by the President of the United States and enacted into law on December 22, 2017. The TCJA significantly changes U.S. tax law by reducing the U.S. corporate income tax rate to 21% from 35%, adopting a territorial tax regime, creating new taxes on certain foreign sourced earnings and imposing a one-time transition tax on the undistributed earnings of certain non-U.S. subsidiaries.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Due to numerous ownership changes, we are subject to limitations on existing net operating losses under Section 382 of the Internal Revenue Code. In the event we determine that we would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

We engage in transactions (such as acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by us in assessing and estimating the tax consequences of these transactions. While our tax returns are prepared and based on our interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of our income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

*Business Combinations:* We allocate the total cost of an acquisition to the underlying assets based on their respective estimated fair values. Determination of fair values involves significant estimates and assumptions about highly subjective variables, including future cash flows, discount rates, and asset lives. The estimates of the fair values of assets and liabilities acquired are based upon assumptions believed to be reasonable and, when appropriate, include assistance from independent third-party valuation firms.

Because we are primarily a services business, our acquisitions typically result in significant amounts of goodwill and other intangible assets. Fair value estimates and calculations for these acquisitions will affect the amount of amortization expense, or possible impairment related charges recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but recognize that the assumptions are inherently uncertain.

**Recently Adopted and Recently Issued Accounting Pronouncements**

See Note 2 to the consolidated financial statements.

**Internal Controls and Procedures**

As a publicly traded company, we are required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. For management's assessment of internal control over financial reporting required by Item 308(a) of Regulation S-K for the year ended December 31, 2022 see Part II—Item 9A – Controls and Procedures for management's report on the effectiveness of internal controls.

**ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK**

**Quantitative and Qualitative Disclosure About Market Risk**

**Interest Rate Risk**

At December 31, 2022, we had $1,169.1 million of debt outstanding, with a weighted average interest rate of 11.2%. Interest is calculated under the terms of our credit agreement based on the greatest of certain specified base rates plus an applicable margin that varies based on certain factors. Assuming no change in the amount outstanding, the impact on interest expense of a 1% increase or decrease in the assumed weighted average interest rate would be approximately $11.7 million per year. In order to mitigate interest rate fluctuations with respect to term loan borrowings under the Credit Agreement, in November 2017, we entered into a three year one-month LIBOR interest rate swap contract with a notional amount of $347.8 million, which at the time was the remaining principal balance of the term loan. The swap contract swaps out the floating rate interest risk related to the LIBOR with a fixed interest rate of 1.9275% effective January 12, 2018. The interest rate swap contract expired in January 2021.

The interest rate swap, which was used to manage our exposure to interest rate movements and other identified risks, was not designated as a hedge. As such, changes in the fair value of the derivative are recorded directly to other expense (income), net. Other expense (income), net includes a gain of $0.1 million and $0.4 million related to changes in the fair value of the interest rate swap for the years ended December 31, 2021 and 2020, respectively.

**Foreign Currency Risk**

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. Our contracts are denominated in currencies of major industrial countries.

**Market Risk**

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

## ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are included herein:

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Exela Technologies, Inc.:

## *Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Exela Technologies, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 3, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

## *Going Concern*

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of net losses, net operating cash outflows, working capital deficits, significant cash payments for interest on long-term debt, and significant current maturities of long-term debt that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## *Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## *Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

*Sufficiency of audit evidence over revenue*

As discussed in Note 2 to the consolidated financial statements, the Company reported revenue of $1.08 billion for the fiscal year ended December 31, 2022. Revenue is generated primarily from various forms of business and transaction processing services. The Company operates in multiple countries, with significant concentrations in the United States and EMEA, and is organized in three segments that are comprised of significant strategic business units.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required subjective auditor judgment because of the dispersion of the Company's revenue processing and recording activities between strategic business units and sources of revenues. This included determining the strategic business units and sources of revenues for which procedures were performed and evaluating the evidence obtained over revenue.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the strategic business units and sources of revenues for which those procedures were performed. To help form our judgement, we performed analytical procedures over each strategic business unit and source of revenue and reviewed available statutory audit reports for certain strategic business units. For each source of revenue identified for testing, we selected a sample of transactions and compared the amounts recognized as revenue for consistency with relevant underlying documentation, including contracts and other third-party evidence. We evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of the procedures performed, including appropriateness of the nature and extent of audit evidence.

*Evaluation of goodwill impairment for certain reporting units*

As discussed in Notes 2 and 9 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level at least annually, or more frequently if indicators of impairment exist. Goodwill is impaired if the carrying value of a reporting unit exceeds its fair value. The fair value of each reporting unit is estimated using a combination of the discounted cash flow method and the guideline public company method. To validate the reasonableness of the assumptions used in these methods, management performed a market capitalization reconciliation by comparing the determined fair value of all reporting units to the Company's market capitalization as of the date of the analysis. The Company's goodwill balance was $186.8 million as of December 31, 2022, and impairment charges totaling $171.2 million were recorded for the year then ended for the Information and Transaction Processing (ITPS) reporting unit.

We identified the evaluation of goodwill impairment for the ITPS and Healthcare Solutions reporting units as a critical audit matter. Subjective auditor judgment was required to evaluate certain assumptions used in the discounted cash flow method, including forecasted revenue, forecasted earnings before interest, taxes, depreciation, and amortization (EBITDA) margins and discount rates. Additionally, subjective auditor judgment was required to evaluate the implied control premium used in management's market capitalization reconciliation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the forecasted revenue and forecasted EBITDA margins by comparing them to historical performance results for each of the reporting units as well as third-party market and industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the discount rates by comparing the Company's inputs to publicly available data

- performing sensitivity analyses over the forecasted cash flows and discount rates to assess the impact of changes on the Company's fair value estimates for the reporting units

- evaluating the implied control premium used in the market capitalization reconciliation by comparing the Company's implied control premium to publicly available data for comparable company market transactions

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Detroit, Michigan
April 3, 2023

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Exela Technologies, Inc.:

*Opinion on Internal Control Over Financial Reporting*

We have audited Exela Technologies, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 3, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to the following have been identified and included in management's assessment.

- The Company did not design, implement and operate effective process-level control activities related to order-to-cash (including revenue, customer deposits, accounts receivable and deferred revenue), procure-to-pay (including operating expenses, accounts payable, and accrued liabilities), goodwill and intangible assets, treasury (including current and long-term debt, cash and cash equivalents, and restricted cash), and financial reporting (including review of the recording of manual journal entries, preparation of the consolidated financial statements, going concern assessment, and subsequent event disclosures);

- The Company did not operate effective logical access general information technology controls (GITCs) related to certain systems and applications used for financial reporting. Additionally, the Company had ineffective program development controls related to upgrades in the enterprise resource planning application at a specific subsidiary. The deficiencies related to the order-to-cash process also resulted from ineffective GITCs due to an incomplete understanding of the risks associated with relevant information technology.

- The Company did not sufficiently establish structures, reporting lines and appropriate authorities and responsibilities;

- The Company did not sufficiently attract, develop and retain competent resources and hold them accountable for their internal control responsibilities;

- Financial reporting objectives were not clearly specified to enable the identification and assessment of risks, including complying with applicable accounting standards;

- The risk assessment process failed to identify and assess risks of misstatement, including fraud risks, to ensure controls were designed and implemented to respond to those risks;

- Relevant and quality information to support the functioning of internal controls was not consistently generated or used by the Company to support the operation of internal controls;

- Changes that could impact the system of internal controls were not identified and assessed;

- The Company did not sufficiently select, develop and perform ongoing evaluations to determine the components of internal control are present and functioning;

- Internal communication of information necessary to support the functioning of internal control was not sufficient;

- Communication with external parties on matters affecting the functioning of internal control was not complete; and

- The evaluation and communication of internal control deficiencies, including monitoring corrective actions, were not performed in a timely manner.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Detroit, Michigan
April 3, 2023

# Exela Technologies, Inc. and Subsidiaries
## Consolidated Balance Sheets
### For the years ended December 31, 2022 and 2021
### (in thousands of United States dollars except share and per share amounts)

| | December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 15,073 | $ 20,775 |
| Restricted cash | 29,994 | 27,285 |
| Accounts receivable, net of allowance for doubtful accounts of $6,402 and $6,049, respectively | 101,616 | 184,102 |
| Related party receivables and prepaid expenses | 759 | 715 |
| Inventories, net | 16,848 | 15,215 |
| Prepaid expenses and other current assets | 26,206 | 31,799 |
| **Total current assets** | **190,496** | **279,891** |
| Property, plant and equipment, net of accumulated depreciation of $207,520 and $196,683, respectively | 71,694 | 73,449 |
| Operating lease right-of-use assets, net | 40,734 | 53,937 |
| Goodwill | 186,802 | 358,323 |
| Intangible assets, net | 200,982 | 244,539 |
| Deferred income tax assets | 1,483 | 2,109 |
| Other noncurrent assets | 29,721 | 24,775 |
| **Total assets** | **$ 721,912** | **$ 1,037,023** |
| | | |
| **Liabilities and Stockholders' Equity (Deficit)** | | |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable | $ 79,249 | $ 61,744 |
| Related party payables | 2,473 | 1,484 |
| Income tax payable | 2,045 | 3,551 |
| Accrued liabilities | 61,340 | 113,519 |
| Accrued compensation and benefits | 54,143 | 60,860 |
| Accrued interest | 60,901 | 10,075 |
| Customer deposits | 16,955 | 17,707 |
| Deferred revenue | 16,405 | 16,617 |
| Obligation for claim payment | 44,380 | 46,902 |
| Current portion of finance lease liabilities | 5,485 | 6,683 |
| Current portion of operating lease liabilities | 11,867 | 15,923 |
| Current portion of long-term debts | 154,802 | 236,775 |
| **Total current liabilities** | **510,045** | **591,840** |
| Long-term debt, net of current maturities | 942,035 | 1,012,452 |
| Finance lease liabilities, net of current portion | 9,448 | 9,156 |
| Pension liabilities, net | 16,917 | 28,383 |
| Deferred income tax liabilities | 11,180 | 11,594 |
| Long-term income tax liabilities | 2,742 | 3,201 |
| Operating lease liabilities, net of current portion | 31,030 | 41,170 |
| Other long-term liabilities | 6,104 | 5,999 |
| **Total liabilities** | **1,529,501** | **1,703,795** |
| Commitments and Contingencies (Note 14) | | |
| | | |
| **Stockholders' equity (deficit)** | | |
| Common Stock, par value of $0.0001 per share; 1,600,000,000 shares authorized; 278,777,820 shares issued and 278,655,235 shares outstanding at December 31, 2022 and 13,382,333 shares issued and 13,259,748 shares outstanding at December 31, 2021 | 162 | 37 |
| Preferred stock, $0.0001 par value per share, 20,000,000 shares authorized at December 31, 2022 and December 31, 2021, respectively | | |
| Series A Preferred Stock, 2,778,111 shares issued and outstanding at December 31, 2022 and December 31, 2021 | 1 | 1 |
| Series B Preferred Stock, 3,029,900 shares issued and outstanding at December 31, 2022 and 0 shares issued and outstanding at December 31, 2021 | | — |
| Additional paid in capital | 1,102,619 | 838,853 |
| Less: Common Stock held in treasury, at cost; 122,585 shares at December 31, 2022 and December 31, 2021 | (10,949) | (10,949) |
| Equity-based compensation | 56,958 | 56,123 |
| Accumulated deficit | (1,948,009) | (1,532,428) |
| Accumulated other comprehensive loss: | | |
| Foreign currency translation adjustment | (4,788) | (7,463) |
| Unrealized pension actuarial losses, net of tax | (3,583) | (10,946) |
| Total accumulated other comprehensive loss | (8,371) | (18,409) |
| **Total stockholders' deficit** | **(807,589)** | **(666,772)** |
| **Total liabilities and stockholders' deficit** | **$ 721,912** | **$ 1,037,023** |

The accompanying notes are an integral part of these consolidated financial statements.

# Exela Technologies, Inc. and Subsidiaries
## Consolidated Statements of Operations
### For the years ended December 31, 2022, 2021 and 2020
### (in thousands of United States dollars except share and per share amounts)

| | | Years ended December 31, | |
| --- | ---: | ---: | ---: |
| | **2022** | **2021** | **2020** |
| Revenue | $ 1,077,157 | $ 1,166,606 | $ 1,292,562 |
| Cost of revenue (exclusive of depreciation and amortization) | 877,474 | 889,095 | 1,023,544 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | 176,524 | 169,781 | 186,104 |
| Depreciation and amortization | 71,831 | 77,150 | 93,953 |
| Impairment of goodwill and other intangible assets | 171,182 | — | — |
| Related party expense | 8,923 | 9,191 | 5,381 |
| **Operating profit (loss)** | **(228,777)** | **21,389** | **(16,420)** |
| **Other expense (income), net:** | | | |
| Interest expense, net | 164,870 | 168,048 | 173,878 |
| Debt modification and extinguishment costs (gain), net | 4,522 | (16,689) | 9,589 |
| Sundry expense (income), net | (957) | 363 | (153) |
| Other expense (income), net | 14,170 | 401 | (34,788) |
| **Net loss before income taxes** | **(411,382)** | **(130,734)** | **(164,946)** |
| Income tax expense | (4,199) | (11,656) | (13,584) |
| **Net loss** | **$ (415,581)** | **$ (142,390)** | **$ (178,530)** |
| Cumulative dividends for Series A Preferred Stock | (3,588) | (1,576) | (1,309) |
| Cumulative dividends for Series B Preferred Stock | (3,665) | — | — |
| **Net loss attributable to common stockholders** | **$ (422,834)** | **$ (143,966)** | **$ (179,839)** |
| **Loss per share:** | | | |
| Basic and diluted | $ (6.86) | $ (24.40) | $ (73.19) |

The accompanying notes are an integral part of these consolidated financial statements.

**Exela Technologies, Inc. and Subsidiaries**
**Consolidated Statements of Comprehensive Loss**
**For the years ended December 31, 2022, 2021 and 2020**
**(in thousands of United States dollars)**

| | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | **2021** | | **2020** |
| Net loss | $ | (415,581) | $ | (142,390) | $ | (178,530) |
| Other comprehensive income (loss), net of tax | | | | | | |
| Foreign currency translation adjustments | | 2,675 | | (44) | | (90) |
| Unrealized pension actuarial gains (losses), net of tax | | 7,363 | | 6,118 | | (9,005) |
| Total other comprehensive loss, net of tax | $ | (405,543) | $ | (136,316) | $ | (187,625) |

The accompanying notes are an integral part of these consolidated financial statements.

**Exela Technologies, Inc. and Subsidiaries**
**Consolidated Statements of Stockholders' Deficit**
**December 31, 2020**
**(in thousands of United States dollars except share and per share amounts)**

| | Common Stock | | Series A Preferred Stock | | Series B Preferred Stock | | Treasury Stock | | Additional Paid in Capital | Equity-Based Compensation | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Stockholders' Deficit |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | Foreign Currency Translation Adjustment | Unrealized Pension Actuarial Losses, net of tax | | |
| **Balances at January 1, 2020** | 2,514,195 | $ 15 | 4,294,233 | $ 1 | — | $ — | 46,452 | $ (10,949) | $ 445,452 | $ 49,337 | $ (7,329) | $ (8,059) | $ (1,211,508) | $ (743,040) |
| Net loss January 1 to December 31, 2020 | — | — | — | — | — | — | — | — | — | — | — | — | (178,530) | (178,530) |
| Equity-based compensation | — | — | — | — | — | — | — | — | — | 2,846 | — | — | — | 2,846 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | — | — | (90) | — | — | (90) |
| Net realized pension actuarial gains, net of tax | — | — | — | — | — | — | — | — | — | — | — | (9,005) | — | (9,005) |
| Shares returned in connection with the Appraisal Action following repayment of Margin Loan | (76,179) | — | — | — | — | — | 76,179 | — | — | — | — | — | — | — |
| Preferred stock converted to Common Stock | 20,462 | — | (1,004,183) | — | — | — | — | — | — | — | — | — | — | — |
| Settlement gain on related party payable to Ex-Sigma 2 LLC | — | — | — | — | — | — | — | — | 1,287 | — | — | — | — | 1,287 |
| RSUs vested | 3,587 | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Adjustment to number of shares withheld in lieu of tax obligation of RSU holders in the year 2018 | 46 | — | — | — | — | — | (46) | — | — | — | — | — | — | — |
| **Balances at December 31, 2020** | 2,462,111 | $ 15 | 3,290,050 | $ 1 | — | $ — | 122,585 | $ (10,949) | $ 446,739 | $ 52,183 | $ (7,419) | $ (17,064) | $ (1,390,038) | $ (926,532) |

The accompanying notes are an integral part of these consolidated financial statements.

**Exela Technologies, Inc. and Subsidiaries**
**Consolidated Statements of Stockholders' Deficit**
**December 31, 2021**
**(in thousands of United States dollars except share and per share amounts)**

| | Common Stock | | Series A Preferred Stock | | Series B Preferred Stock | | Treasury Stock | | Additional Paid in Capital | Equity-Based Compensation | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Stockholders' Deficit |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | | | | | | Foreign Currency Translation Adjustment | Unrealized Pension Actuarial Losses, net of tax | | |
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | | | | |
| **Balances at January 1, 2021** | 2,462,111 | $ 15 | 3,290,050 | $ 1 | — | $ — | 122,585 | $ (10,949) | $ 446,739 | $ 52,183 | $ (7,419) | $ (17,064) | $ (1,390,038) | $ (926,532) |
| Net loss January 1 to December 31, 2021 | — | — | — | — | — | — | — | — | — | — | — | — | (142,390) | (142,390) |
| Equity-based compensation | — | — | — | — | — | — | — | — | — | 3,940 | — | — | — | 3,940 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | — | — | (44) | — | — | (44) |
| Net realized pension actuarial gains, net of tax | — | — | — | — | — | — | — | — | — | — | — | 6,118 | — | 6,118 |
| Preferred shares converted to Common Stock | 11,199 | — | (511,939) | — | — | — | — | — | — | — | — | — | — | — |
| Payment for fractional shares on reverse stock split in 2021 | (272) | — | — | — | — | — | — | — | (14) | — | — | — | — | (14) |
| Issuance of Common Stock to existing directors under subscription agreements | 20,188 | — | — | — | — | — | — | — | 530 | — | — | — | — | 530 |
| Issuance of Common Stock from at the market offerings, net of offering costs | 10,279,931 | 21 | — | — | — | — | — | — | 366,519 | — | — | — | — | 366,540 |
| Issuance of Common Stock from private placement | 486,591 | 1 | — | — | — | — | — | — | 25,079 | — | — | — | — | 25,080 |
| **Balances at December 31, 2021** | 13,259,748 | $ 37 | 2,778,111 | $ 1 | — | $ — | 122,585 | $ (10,949) | $ 838,853 | $ 56,123 | $ (7,463) | $ (10,946) | $ (1,532,428) | $ (666,772) |

The accompanying notes are an integral part of these consolidated financial statements.

# Exela Technologies, Inc. and Subsidiaries
## Consolidated Statements of Stockholders' Deficit
## December 31, 2022
## (in thousands of United States dollars except share and per share amounts)

| | Common Stock | | Series A Preferred Stock | | Series B Preferred Stock | | Treasury Stock | | | | Accumulated Other Comprehensive Loss | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Additional Paid in Capital | Equity-Based Compensation | Foreign Currency Translation Adjustment | Unrealized Pension Actuarial Losses, net of tax | Accumulated Deficit | Total Stockholders' Deficit |
| **Balances at January 1, 2022** | **13,259,748** | **$ 37** | **2,778,111** | **$ 1** | **—** | **$ —** | **122,585** | **$ (10,949)** | **$ 838,853** | **$ 56,123** | **$ (7,463)** | **$ (10,946)** | **$ (1,532,428)** | **$ (666,772)** |
| Net loss January 1 to December 31, 2022 | — | — | — | — | — | — | — | — | — | — | — | — | (415,581) | (415,581) |
| Equity-based compensation | — | — | — | — | — | — | — | — | — | 970 | — | — | — | 970 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | — | — | 2,675 | — | — | 2,675 |
| Net realized pension actuarial gains, net of tax | — | — | — | — | — | — | — | — | — | — | — | 7,363 | — | 7,363 |
| Common Stock exchanged for Series B Preferred Stock | (3,029,900) | (6) | — | — | 3,029,900 | — | — | — | 6 | — | — | — | — | — |
| Issuance of Common Stock from at the market offerings, net of offering costs | 268,701,695 | 131 | — | — | — | — | — | — | 266,724 | — | — | — | — | 266,855 |
| Withholding of employee taxes on vested RSUs | — | — | — | — | — | — | — | — | — | (192) | — | — | — | (192) |
| Common Stock issued for vested RSUs | 56,854 | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Agreed cancellation of Common Stock issued for Director's vested RSUs | (31,082) | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Dividend declared and paid on Series B Preferred Stock ($0.835 per share) | — | — | — | — | — | — | — | — | (2,532) | — | — | — | — | (2,532) |
| Common Stock repurchased and retired | (357,461) | — | — | — | | — | — | — | (487) | — | — | — | — | (487) |
| Reversal of excess withholding of employee taxes on vested RSUs | — | — | — | — | — | — | — | — | — | 57 | — | — | — | 57 |
| Issuance of Common Stock to Executive Chairman under certain subscription agreement | 70,921 | — | — | — | — | — | — | — | 100 | — | — | — | — | 100 |
| Payment for fractional shares on Reverse Stock Split in 2022 | (15,540) | — | — | — | — | — | — | — | (45) | — | — | — | — | (45) |
| **Balances at December 31, 2022** | **278,655,235** | **$ 162** | **2,778,111** | **$ 1** | **3,029,900** | **$ —** | **122,585** | **$ (10,949)** | **$ 1,102,619** | **$ 56,958** | **$ (4,788)** | **$ (3,583)** | **$ (1,948,009)** | **$ (807,589)** |

The accompanying notes are an integral part of these consolidated financial statements.

78

**Exela Technologies, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**
**For the years ended December 31, 2022, 2021 and 2020**
**(in thousands of United States dollars unless otherwise stated)**

| | Years ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Cash flows from operating activities** | | | |
| Net loss | $ (415,581) | $ (142,390) | $ (178,530) |
| Adjustments to reconcile net loss | | | |
| Depreciation and amortization | 71,831 | 77,150 | 93,953 |
| Original issue discount and debt issuance cost amortization | 15,261 | 16,319 | 15,117 |
| Debt modification and extinguishment costs (gain), net | (1,803) | (30,613) | 8,296 |
| Impairment of goodwill and other intangible assets | 171,182 | — | — |
| Provision for doubtful accounts | 1,573 | 2,714 | 422 |
| Deferred income tax provision | 147 | 6,649 | 7,940 |
| Share-based compensation expense | 970 | 3,940 | 2,846 |
| Unrealized foreign currency losses (gain) | (1,288) | 173 | (414) |
| Loss (Gain) on sale of assets | 707 | (960) | (43,338) |
| Fair value adjustment for interest rate swap | — | (125) | (375) |
| Change in operating assets and liabilities, net of effect from acquisitions | | | |
| Accounts receivable | 77,650 | 17,438 | 54,538 |
| Prepaid expenses and other assets | (7,813) | (1,597) | (1,379) |
| Accounts payable and accrued liabilities | (520) | (61,068) | 12,015 |
| Related party payables | 945 | 1,382 | (353) |
| Additions to outsource contract costs | (423) | (546) | (519) |
| **Net cash used in operating activities** | **(87,162)** | **(111,534)** | **(29,781)** |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | (18,299) | (14,574) | (11,663) |
| Additions to patents | (15) | — | — |
| Additions to internally developed software | (3,650) | (1,954) | (3,825) |
| Cash paid for acquisition, net of cash received | — | — | (12,500) |
| Cash paid for earnouts | — | — | (700) |
| Proceeds from sale of assets | 194 | 7,267 | 50,126 |
| **Net cash provided by (used in) investing activities** | **(21,770)** | **(9,261)** | **21,438** |
| **Cash flows from financing activities** | | | |
| Proceeds from issuance of Common Stock from private placement | 55 | 25,065 | — |
| Proceeds from issuance of Common Stock from at the market offerings | 276,337 | 379,963 | — |
| Dividend paid on Series B Preferred Stock | (2,532) | — | — |
| Proceeds from directors' equity contribution | — | 269 | — |
| Repurchases of Common Stock for retirement | (487) | — | — |
| Cash paid for equity issuance costs from at the market offerings | (9,482) | (13,423) | — |
| Borrowings under factoring arrangement and Securitization Facility | 123,353 | 142,501 | 297,673 |
| Principal repayment on borrowings under factoring arrangement and Securitization Facility | (216,812) | (144,965) | (203,841) |
| Cash paid for withholding taxes on vested RSUs | (135) | — | (7) |
| Lease terminations | 3 | (1,303) | (337) |
| Cash paid for debt issuance costs | (7,125) | (1,181) | (16,205) |
| Principal payments on finance lease obligations | (5,523) | (11,471) | (12,758) |
| Borrowings from senior secured revolving facility and BRCC revolver | 20,000 | 11,000 | 29,750 |
| Repayments on senior secured revolving facility | (49,477) | (55) | (14,200) |
| Proceeds from issuance of 2026 Notes | 70,269 | 3,574 | — |
| Repayments on senior secured term loan and 2023 Notes as part of debts exchanges | — | (309,305) | — |
| Borrowings from other loans | 10,095 | 126,352 | 29,260 |
| Cash paid for debt repurchases | (4,712) | (71,184) | — |
| Repayment of BRCC term loan | (66,471) | — | — |
| Principal repayments on senior secured term loans and other loans | (30,717) | (37,186) | (45,973) |
| **Net cash provided by financing activities** | **106,639** | **98,651** | **63,362** |
| Effect of exchange rates on cash | (700) | (105) | 1,191 |
| **Net increase (decrease) in cash and cash equivalents** | **(2,993)** | **(22,249)** | **56,210** |
| Cash, restricted cash, and cash equivalents | | | |
| Beginning of period | 48,060 | 70,309 | 14,099 |
| End of period | $ 45,067 | $ 48,060 | $ 70,309 |
| **Supplemental cash flow data:** | | | |
| Income tax payments, net of refunds received | $ 5,790 | $ 3,765 | $ 2,695 |
| Interest paid | 98,602 | 188,802 | 152,678 |
| **Noncash investing and financing activities:** | | | |
| Assets acquired through right-of-use arrangements | 4,790 | 3,270 | 4,372 |
| Leasehold improvements funded by lessor | — | 125 | — |
| Common Stock exchanged for Series B Preferred Stock | 6 | — | — |
| Accrued liability for true-up obligation settled through the issuance of 2026 Notes | 10,351 | — | — |
| Settlement gain on related party payable to Ex-Sigma 2 LLC | — | — | 1,287 |
| Accrued capital expenditures | 1,851 | 1,652 | 2,124 |

The accompanying notes are an integral part of these consolidated financial statements.

# 1. Description of the Business

## Organization

Exela Technologies, Inc. (the "Company" or "Exela") is a global provider of transaction processing solutions, enterprise information management, document management and digital business process services. The Company provides mission-critical information and transaction processing solutions services to clients across three major industry verticals: (1) Information & Transaction Processing, (2) Healthcare Solutions, and (3) Legal and Loss Prevention Services. The Company manages information and document driven business processes and offers solutions and services to fulfill specialized knowledge-based processing and consulting requirements, enabling clients to concentrate on their core competencies. Through its outsourcing solutions, the Company enables businesses to streamline their internal and external communications and workflows.

The Company was originally incorporated in Delaware on July 15, 2014 as a special purpose acquisition company under the name Quinpario Acquisition Corp 2 ("Quinpario") for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Quinpario and one or more businesses or entities. On July 12, 2017 (the "Closing"), the Company consummated its business combination with SourceHOV Holdings, Inc. ("SourceHOV") and Novitex Holdings, Inc. ("Novitex") pursuant to the Business Combination Agreement, dated February 21, 2017, among the Company, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., SourceHOV, Novitex, HOVS LLC, HandsOn Fund 4 I, LLC and Novitex Parent, L.P., as amended (the "Novitex Business Combination"). In connection with the Closing, the Company changed its name from Quinpario Acquisition Corp 2 to Exela Technologies, Inc. Unless the context otherwise requires, the "Company" refers to the combined company and its subsidiaries following the Novitex Business Combination, "Quinpario" refers to the Company prior to the closing of the Novitex Business Combination, "SourceHOV" refers to SourceHOV prior to the Novitex Business Combination or SourceHOV on a standalone basis and "Novitex" refers to Novitex prior to the Novitex Business Combination.

# 2. Basis of Presentation and Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements.

## Basis of Presentation

The accompanying consolidated financial statements and related notes to the consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC").

## Principles of Consolidation

The accompanying consolidated financial statements and related notes to the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, Consolidation and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

**Use of Estimates in Preparation of the Financial Statements**

Estimates and judgments relied upon in preparing these consolidated financial statements include revenue recognition for multiple element arrangements, allowance for doubtful accounts, income taxes, depreciation, amortization, employee benefits, equity-based compensation, contingencies, goodwill, intangible assets, right of use assets and obligation, pension obligations, pension assets, fair value of assets and liabilities acquired in acquisitions, and asset and liability valuations. The Company regularly assesses these estimates and records changes in estimates in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

**Reverse Stock Split**

On July 25, 2022, we effected a one-for-twenty reverse split (the "Reverse Stock Split") of our issued and outstanding shares of common stock, par value $0.0001 per share ("Common Stock"). As a result of the Reverse Stock Split every twenty (20) shares of Common Stock issued and outstanding were automatically combined into one (1) share of issued and outstanding Common Stock, without any change in the par value per share. All information related to Common Stock, stock options, restricted stock units, warrants and earnings per share have been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented.

**Going Concern**

In accordance with ASC Subtopic 205-40, *Presentation of Financial Statements—Going Concern* ("ASC 205-40"), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management's evaluation should initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

In performing this evaluation, we concluded that under the standards of ASC 205-40 the following conditions raised substantial doubt about our ability to continue as a going concern: a history of net losses, net operating cash outflows, working capital deficits and significant cash payments for interest on our long-term debt in addition to $9.4 million principal amount of 2023 Notes and $88.3 million principal amount of senior secured term loans (all as defined in Note 5 and after considering events described in Note 21) both of which mature within the next twelve months from the filing date of this report. Management considered the Company's current financial condition and liquidity sources, including current funds available, forecasted future cash flows and the Company's obligations due before April 3, 2024. As required under ASC 205-40, management's evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company, such as access to equity financing (despite the Company's track record in raising nearly $725.6 million of such funds).

The Company has undertaken and completed the following plans and actions to improve its available cash balances, liquidity or cash generated from operations, over the twelve month period from the date these financial statements are issued:

- completed the Revolver Exchange (see Note 11);
- paid off its remaining obligations relating to the settlement of the Appraisal Action (see Note 14);
- executed a $150.0 million financing with PNC Bank to replace the existing securitization facility that generated annual interest rate savings of approximately $5.0 million;
- raised proceeds of $347.5 million from the sale of equity and debt during the year ended December 31, 2022;
- obtained $51.0 million of new funding from BRCC, consisting of $35.0 million of junior secured financing, a separate sale of receivables and an increase in availability under a revolving line of credit
- repurchased $13.4 million of senior notes due 2023 subsequent to December 31, 2022; and

- identified and in the process of executing on estimated cost savings in the range of $65-$75 million for fiscal year 2023

Despite these actions, the Company will need to take further action to raise additional funds in the capital markets. In order to access the capital markets, the Company filed registration statements providing for the sale of common stock, preferred stock, warrants, debt securities and/or units. Based on our knowledge of the Company and the financial market, we believe that we will be able to raise additional funds from the sale of equity and debt in the future. However, the Company's ability to obtain additional financing in the debt and equity capital markets is subject to several factors, including market and economic conditions, the Company's performance and investor sentiment with respect to the Company and its industry and considering these factors are outside of the Company's control, substantial doubt about the Company's ability to continue as a going concern exists under the standards of ASC 205-40. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

**Impact of COVID-19**

The COVID-19 pandemic remains a threat and certain countries, such as China and Japan, are still subject to restrictions related to COVID-19. While the threat level has declined to a significant extent in the U.S. and globally, any resurgence could have a material adverse effect on our business operations, results of operations, cash flows and financial position.

We continue to see impacts of global supply chain challenges, availability of staff at some of our key operating centers and pending customers' decision to resume work from office. However, all of our production-related facilities remain operational and are continuing to provide ongoing services to our customers.

**Network Outage**

In late June 2022, the Company experienced a network security incident impacting certain of the Company's operational and information technology systems. The Company immediately took steps to isolate the impact and prevent additional systems from being affected, including taking large parts of its network offline as a precaution and thereby disrupting some access to our applications and services by our employees and customers. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber forensic and defense firms, worked to remediate this incident. We notified law enforcement, contacted our customers to apprise them of the situation, and provided and will provide any notices that may be required by applicable law. We maintain a variety of insurance policies, including cyber insurance and business interruption insurance that have and may continue to partially off-set the costs related to this incident.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. We systematically brought our information systems back online in a controlled, phased approach. Our teams worked to maintain our business operations and minimize the impact on our customers, operating partners, and employees. The Company's systems recovery efforts are complete, and the Company's operations are fully functional, however, the incident did result in some loss of revenue as well as certain incremental costs.

During the year ended December 31, 2022, expenses associated with this incident including remediation cost and various third party consulting services including forensic experts, legal counsel and other IT professional expenses, all of which are included in other expense, net in the consolidated statements of operations, totaled $3.7 million, net of insurance recoveries of $6.2 million. In addition, we reduced our revenue for the net settlement amount of claims paid to customer by less than $0.1 million, net of insurance recovery of $0.2 million for the year ended December 31, 2022. We have reduced our revenue by the estimated settlement amount of $5.1 million representing the incident-related customer claims which are not settled as of December 31, 2022. The Company has not recorded a corresponding receivable for expected insurance that may be recovered for these customer claims. Amounts that may be payable to customers to settle customer claims are recorded as customer payables in accrued liabilities on our consolidated balance sheet. Due to insurance recoverability of these customer claims and expenses, we do not believe the cyber-attack will have a significant impact on our consolidated financial statements. We expect to incur additional costs related to the incident, but these are not expected to be significant.

The Company is also seeking to recover a portion, if not all, of any profit impact including the profit associated with any loss of revenue resulting from this event. The Company will record insurance recovery when it is probable of collection. To date, no litigation has resulted from the data incident.

## Segment Reporting

The Company consists of the following three segments:

1.    *Information & Transaction Processing Solutions ("ITPS").* ITPS provides industry-specific solutions for banking and financial services, including lending solutions for mortgages and auto loans, and banking solutions for clearing, anti-money laundering, sanctions, and interbank cross-border settlement; property and casualty insurance solutions for origination, enrollments, claims processing, and benefits administration communications; public sector solutions for income tax processing, benefits administration, and record management; multi-industry solutions for payment processing and reconciliation, integrated receivables and payables management, document logistics and location services, records management and electronic storage of data, documents; and software, hardware, professional services and maintenance related to information and transaction processing automation, among others.

2.    *Healthcare Solutions ("HS").* HS offerings include revenue cycle solutions, integrated accounts payable and accounts receivable, and information management for both the healthcare payer and provider markets. Payer service offerings include claims processing, claims adjudication and auditing services, enrollment processing and policy management, and scheduling and prescription management. Provider service offerings include medical coding and insurance claim generation, underpayment audit and recovery, and medical records management.

3.    *Legal and Loss Prevention Services ("LLPS").* LLPS solutions include processing of legal claims for class action and mass action settlement administrations, involving project management support, notification and outreach to claimants, collection, analysis and distribution of settlement funds. Additionally, LLPS provides data and analytical services in the context of litigation consulting, economic and statistical analysis, expert witness services, and revenue recovery services for delinquent accounts receivable.

## Cash and Cash Equivalents

Cash and cash equivalents include cash deposited with financial institutions and liquid investments with original maturity dates equal to or less than three months. All bank deposits and money market accounts are considered cash and cash equivalents. The Company holds cash and cash equivalents at major financial institutions, which often exceed Federal Deposit Insurance Corporation insured limits. Historically, the Company has not experienced any losses due to bank depository concentration.

Certificates of deposit and fixed deposits whose original maturity is greater than three months and one year or less are classified as short-term investments, and certificates of deposit and fixed deposits whose maturity is greater than one year at the balance sheet date are classified as non-current assets in the consolidated balance sheets. The purchase of any certificates of deposit or fixed deposits that are classified as short-term investments or non-current assets appear in the investing section of the consolidated statements of cash flows.

## Restricted Cash

Restricted cash is the carrying amount of cash and cash equivalents which are restricted under contract or otherwise as to withdrawal or usage. These include deposits held as compensating balances against obligation for claim payment or under agreements entered into with others, but exclude compensating balance arrangements that do not legally restrict the use of cash amounts shown on the balance sheet.

**Obligation for Claim Payment**

As part of the Company's legal claims processing service, the Company holds cash for various settlement funds. Some of the cash is used to pay tax obligations and other liabilities of the settlement funds. The Company has recorded a liability for the settlement funds received, which is included in obligation for claim payment in the consolidated balance sheets, of $44.4 million and $46.9 million at December 31, 2022 and 2021, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are carried at the original invoice amount less an estimate made for doubtful accounts. Revenue that has been earned but remains unbilled at the end of the period is recorded as a component of accounts receivable, net. The Company specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in customer payment terms and collection trends when evaluating the adequacy of its allowance for doubtful accounts. The Company writes off accounts receivable balances against the allowance for doubtful accounts, net of any amounts recorded in deferred revenue, when it becomes probable that the receivable will not be collected.

**Inventories**

Our inventories primarily include heavy-duty scanners and related parts, toner, paper stock, envelopes and postage supplies. Inventories are stated at the lower of cost or net realizable values and include the cost of raw materials, labor, and purchased subassemblies. Cost is determined using the weighted average method.

**Property, Plant and Equipment**

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method (which approximates the use of the assets) over the estimated useful lives of the assets. When these assets are sold or otherwise disposed of, the asset and related depreciation is relieved, and any gain or loss is included in the consolidated statements of operations for the period of sale or disposal. Leasehold improvements are amortized over the lease term or the useful life of the asset, whichever is shorter. Repair and maintenance costs are expensed as incurred.

**Intangible Assets**

*Customer Relationships*

Customer relationship intangible assets represent customer contracts and relationships obtained as part of acquired businesses. Customer relationship values are estimated by evaluating various factors including historical attrition rates, contractual provisions and customer growth rates, among others. The estimated average useful lives of customer relationships range from 4 to 16 years depending on facts and circumstances. These intangible assets are primarily amortized based on their estimated useful life. The Company evaluates the remaining useful life of intangible assets on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life.

*Trade Names*

The Company has determined that its trade name intangible assets are indefinite-lived assets and therefore are not subject to amortization. Trade names are tested for impairment as per the Company's policy for impairment of indefinite-lived assets.

*Trademarks*

The Company has determined that its trademark intangible assets resulting from acquisitions are definite-lived assets and therefore are subject to amortization. The Company amortizes such trademarks on a straight-line basis over the estimated useful life, which is typically one year. As of December 31, 2022 these trademarks were fully amortized.

*Developed Technology*

The Company has acquired various developed technologies embedded in its technology platform. Developed technology is an integral asset to the Company in providing solutions to customers and is recorded as an intangible asset. The Company amortizes developed technology on a straight-line basis over the estimated useful life, which is typically 5 to 8.5 years.

*Capitalized Software Costs*

The Company capitalizes certain costs incurred to develop software products to be sold, leased or otherwise marketed after establishing technological feasibility in accordance with ASC section 985-20, *Software—Costs of Software to Be Sold, Leased, or Marketed*, and the Company capitalizes costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles—Goodwill and Other— Internal-Use Software*. Significant estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives and estimating the marketability of the commercial software products and related future revenues. The Company amortizes capitalized software costs on a straight-line basis over the estimated useful life, which is typically 3 to 5 years.

*Outsourced Contract Costs*

Costs of outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed on a straight-line basis over the estimated contract term. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment activities and can be separated into two principal categories: contract commissions and set-up/fulfillment costs. Contract fulfillment costs are capitalized only if they are directly attributable to a specifically anticipated future contract; represent the enhancement of resources that will be used in satisfying a future performance obligation (the services under the anticipated contract); and are expected to be recovered.

*Non-compete Agreements*

The Company acquired certain non-compete agreements in connection with the Novitex Business Combination. These were related to four Novitex executives that were terminated following the acquisition. As of December 31, 2022 these agreements were fully amortized.

*Assembled Workforce*

The Company acquired an assembled workforce in an asset purchase transaction in the fourth quarter of 2018. The Company recognized an intangible asset for the acquired assembled workforce and fully amortized the asset on a straight-line basis over the estimated useful life of four years.

**Impairment of Indefinite-Lived Assets**

The Company conducts its annual indefinite-lived assets impairment tests on October 1$^{st}$ of each year for its indefinite-lived assets, or more frequently if indicators of impairment exist. When performing the impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. A quantitative assessment requires comparison of fair value of the asset to its carrying value. If carrying value of the indefinite-lived assets exceeds fair value, the Company recognizes an impairment loss by an amount which is equal to the excess of carrying value over fair value. The Company utilizes the Income Approach, specifically the Relief-from-Royalty method, which has the basic tenet that a user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. *Refer to Note 9- Intangible Assets and Goodwill* for additional discussion of impairment of trade names.

**Impairment of Long-Lived Assets**

The Company reviews the recoverability of its long-lived assets, including finite-lived trade names, trademarks, customer relationships, developed technology, capitalized software costs, outsourced contract costs, acquired software, workforce, and property, plant and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows based in part on the financial results and the expectation of future performance.

The Company did not record any material impairment related to its property, plant, and equipment, customer relationships, trademarks, developed technology, capitalized software cost, assembled workforce or outsourced contract costs for the years ended December 31, 2022, 2021, and 2020.

**Goodwill**

Goodwill represents the excess purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company's reporting units are at the operating segment level, for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

The Company conducts its annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. *Refer to Note 9- Intangible Assets and Goodwill* for additional discussion of impairment of goodwill.

**Derivative Instruments and Hedging Activities**

As required by ASC 815—*Derivatives and Hedging*, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company's objective in using interest rate derivatives was to manage its exposure to variable interest rates related to its term loans under the Credit Agreement. In order to accomplish this objective, in November 2017, the Company entered into a three year, one-month LIBOR interest rate contract with a notional amount of $347.8 million, which at the time was the remaining principal balance of such term loans. The swap contract swapped out the floating rate interest risk related to the LIBOR with a fixed interest rate of 1.9275% paid semi-annually starting January 12, 2018. There are no open swap positions as of December 31, 2022 and 2021 as the existing interest rate swap contract expired in January 2021.

The interest rate swap, which was used to manage the Company's exposure to interest rate movements and other identified risks, was not designated as a hedge. As such, the change in the fair value of the derivative was recorded directly in other income (expense), net. Other income (expense), net includes a gain of $0.1 million and $0.4 million related to the change in fair value of the interest rate swap for the years ended December 31, 2021 and 2020, respectively. The fair value of the interest rate swap was recorded in the accrued liabilities on the consolidated balance sheet.

**Benefit Plan Accruals**

The Company has defined benefit plans in the U.K and Germany, under which participants earn a retirement benefit based upon a formula set forth in the respective plans. The Company records annual amounts relating to its pension plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.

**Leases**

The Company determines if a contract is, or contains, a lease at contract inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities and operating lease liabilities, net of current portion in the Company's consolidated balance sheet. Finance leases are included in property, plant and equipment, current portion of finance lease liabilities and finance lease liabilities, net of current portion in the Company's consolidated balance sheet.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date, and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are not recorded on the balance sheet.

Finance lease ROU assets are amortized over the lease term or the useful life of the asset, whichever is shorter. The amortization of finance lease ROU assets is recorded in depreciation expense in the consolidated statements of operations. For operating leases, we recognize expense for lease payments on a straight-line basis over the lease term.

**Stock-Based Compensation**

The Company accounts for all equity-classified awards under stock-based compensation plans at their "fair value". This fair value is measured at the fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the awards on the grant date is determined using the stock price on the respective grant date in the case of restricted stock units and using an option pricing model in the case of stock options. The expense resulting from share-based payments is recorded in selling, general and administrative expense in the accompanying consolidated statements of operations.

**Revenue Recognition**

We account for revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of our material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services within each of our segments. We do not have any significant extended payment terms, as payment is received shortly after goods are delivered or services are provided.

### *Nature of Services*

Our primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services that are substantially the same and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. Our promise to our customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. We allocate the variable fees to the single performance obligation charged to the distinct service period in which we have the contractual right to bill under the contract.

### *Disaggregation of Revenues*

The following tables disaggregate revenue from contracts by geographic region and by segment for the years ended December 31, 2022, 2021, and 2020:

| | **Year Ended December 31,** | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2022** | | | | **2021** | | | | **2020** | | | |
| | **ITPS** | **HS** | **LLPS** | **Total** | **ITPS** | **HS** | **LLPS** | **Total** | **ITPS** | **HS** | **LLPS** | **Total** |
| U.S.A. | $ 566,621 | $ 239,270 | $ 72,753 | $ 878,644 | $ 649,505 | $ 217,839 | $ 74,641 | $ 941,985 | $ 769,487 | $ 219,047 | $ 68,472 | $ 1,057,006 |
| EMEA | 180,502 | — | — | 180,502 | 205,772 | — | — | 205,772 | 213,418 | — | — | 213,418 |
| Other | 18,011 | — | — | 18,011 | 18,849 | — | — | 18,849 | 22,138 | — | — | 22,138 |
| Total | $ 765,134 | $ 239,270 | $ 72,753 | $ 1,077,157 | $ 874,126 | $ 217,839 | $ 74,641 | $ 1,166,606 | $ 1,005,043 | $ 219,047 | $ 68,472 | $ 1,292,562 |

### *Contract Balances*

The following table presents contract assets, contract liabilities and contract costs recognized at December 31, 2022 and 2021:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Accounts receivable, net | $ 101,616 | $ 184,102 |
| Deferred revenues | 17,585 | 17,518 |
| Customer deposits | 16,955 | 17,707 |
| Costs to obtain and fulfill a contract | 1,674 | 2,328 |

Accounts receivable, net includes $25.7 million and $22.6 million as of December 31, 2022 and 2021, respectively, representing amounts not billed to customers. We have accrued the unbilled receivables for work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where we received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. We recognized revenue of $16.5 million during the year ended December 31, 2022 that had been deferred as of December 31, 2021.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. We recognized $1.1 million, $1.5 million and $2.4 million of amortization for these costs in 2022, 2021 and 2020, respectively, within depreciation and amortization expense. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in ASC 340-40-25-4, we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period would have been one year or less. These costs are included in Selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

### *Performance Obligations*

At the inception of each contract, we assess the goods and services promised in our contracts and identify each distinct performance obligation. The majority of our contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of our business and transaction processing service contracts, revenues are recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of our contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we estimate our expected costs of satisfying a performance obligation and add an appropriate margin for that distinct good or service. We also use the adjusted market approach whereby we estimate the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, we consider the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of our software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, we analyze, on a contract-by-contract basis, all applicable variable consideration. The nature of our contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. We estimate these amounts based on the expected amount to be provided to customers and reduce revenues recognized. We do not anticipate significant changes to our estimates of variable consideration.

We include reimbursements from customers, such as postage costs, in revenue, while the related costs are included in cost of revenue.

### *Transaction Price Allocated to the Remaining Performance Obligations*

In accordance with optional exemptions available under ASC 606, we did not disclose the value of unsatisfied performance obligations for (a) contracts with an original expected length of one year or less, and (b) contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of our contracts. We have certain non-cancellable contracts where we receive a fixed monthly fee in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of December 31, 2022 in each of the future periods below:

**Estimated Remaining Fixed Consideration for Unsatisfied**
**Performance Obligations**

|  |  |  |
|---|---|---|
| 2023 | $ | 37,816 |
| 2024 | | 30,384 |
| 2025 | | 25,738 |
| 2026 | | 1,346 |
| 2027 | | 512 |
| 2028 and thereafter | | — |
| Total | $ | 95,796 |

**Research and Development**

Research and development costs are expensed as incurred. Research and development costs expensed for the years ended December 31, 2022, 2021, and 2020 were $1.5 million, $1.3 million, and $1.1 million, respectively.

**Advertising**

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2022, 2021, and 2020, were $0.5 million, $0.4 million, and $0.7 million, respectively.

**Income Taxes**

The Company accounts for income taxes by using the asset and liability method. The Company accounts for income taxes regarding uncertain tax positions and recognized interest and penalties related to uncertain tax positions in income tax benefit/(expense) in the consolidated statements of operations.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Due to numerous ownership changes, the Company is subject to limitations on existing net operating losses under Section 382 of the Internal Revenue Code (the "Code"). Accordingly, valuation allowances have been established against a portion of the net operating losses to reflect estimated Section 382 limitations. The Company also considered the realizability of net operating losses not limited by Section 382. The Company did not consider future book income as a source of taxable income when assessing if a portion of the deferred tax assets are more likely than not to be realized. However, scheduling the reversal of existing deferred tax liabilities indicated that a portion of the deferred tax assets are likely to be realized. Therefore, partial valuation allowances were established against a portion of the Company's deferred tax assets. In the event the Company determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

The Company engages in transactions (i.e. acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Therefore, judgment is required by the Company in assessing and estimating the tax consequences of these transactions. While the Company's tax returns are prepared and based on the Company's interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Company's income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. *Refer to Note 12 – Income Taxes* for further information.

**Loss Contingencies**

The Company reviews the status of each significant matter, if any, and assesses its potential financial exposure considering all available information including, but not limited to, the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to loss contingencies, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation, and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the

Company. The Company's liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters.

## Operations

A portion of the Company's labor and operations is situated outside of the United States in India and other locations. The carrying value of long-lived assets that are situated outside of the United States is approximately $29.6 million and $26.8 million as of December 31, 2022 and 2021, respectively.

## Foreign Currency Translation

The functional currency for the Company's production operations located in India, Philippines, China, and Mexico is the United States dollar. Included in other expense as sundry expense (income), net in the consolidated statements of operations are net exchange gain of $1.3 million, net exchange loss of $0.2 million and net exchange gain of $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company has determined all other international subsidiaries' functional currency is the local currency. These assets and liabilities are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive loss.

## Beneficial Conversion Feature

The Company's Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") contains a beneficial conversion feature, which arises when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor or in the money at inception because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. The Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of Common Stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of Common Stock per share on the commitment date, to additional paid-in capital, resulting in a discount on the Series A Preferred Stock. As a result of the occurrence of events meeting the definition of a "Fundamental Change" as defined in the Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock of the Company during the period, the Company recognized the entire dividend equivalent of $16.4 million as of December 31, 2017. There was no dividend equivalent recognized in 2020, 2021 and 2022.

## Net Loss per Share

Earnings per share ("EPS") is computed by dividing net loss available to holders of the Company's issued and outstanding shares of common stock, par value $0.0001 per share ("Common Stock") by the weighted average number of shares of Common Stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock, using the more dilutive of the two-class method and if-converted method in periods of earnings. The two class method is an earnings allocation method that determines earnings per share (when there are earnings) for Common Stock and participating securities. The if-converted method assumes all convertible securities are converted into Common Stock. Diluted EPS excludes all dilutive potential shares of Common Stock if their effect is anti-dilutive.

As the Company experienced net losses for the periods presented, the impact of the Company's Series A Perpetual Convertible Preferred Stock ("Series A Preferred Stock") and Series B Cumulative Convertible Perpetual Preferred Stock (the "Series B Preferred Stock"), was calculated using the if-converted method. As of December 31, 2022, the outstanding shares of the Company's Series A Preferred Stock and Series B Preferred Stock, if converted would have resulted in an additional 73,058 shares and 3,075,349 shares of Common Stock outstanding, respectively, however, they were not included in the computation of diluted loss per share as their effects were anti-dilutive (i.e., if included, would reduce the net loss per share).

Similarly, the Company also did not include the effect of 486,591 shares of Common Stock issuable upon exercise of 9,731,819 warrants sold in a private placement of securities on March 18, 2021 or the effect of the aggregate number of shares issuable pursuant to outstanding restricted stock units, performance units and options (496,899, 565,715 and 83,108 as of December 31, 2022, 2021 and 2020, respectively) in the calculation of diluted loss per share for the years ended December 31, 2022, 2021 and 2020, because their effects were anti-dilutive.

The components of basic and diluted EPS are as follows. All shares and per share amounts for the years 2021 and 2020 have been adjusted for a one share-for-twenty shares Reverse Stock Split which took effect on July 25, 2022:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Net loss attributable to common stockholders (A) | $ (422,834) | $ (143,966) | $ (179,839) |
| Weighted average common shares outstanding – basic and diluted (B) | 61,593,381 | 5,900,058 | 2,457,221 |
| **Loss Per Share:** | | | |
| Basic and diluted (A/B) | $ (6.86) | $ (24.40) | $ (73.19) |

**Business Combinations**

The Company includes the results of operations of the businesses acquired as of the respective dates of acquisition. The Company allocates the fair value of the purchase price of acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill.

**Fair Value Measurements**

The Company records the fair value of assets and liabilities in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

*Refer to Note 15 — Fair Value Measurement* for further discussion.

## Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents and certain other financial instruments with highly rated financial institutions and limits the amount of credit exposure with any one financial institution. From time to time, the Company assesses the credit worthiness of its customers. Credit risk on trade receivables is minimized because of the large number of entities comprising the Company's client base and their dispersion across many industries and geographic areas. The Company generally has not experienced any material losses related to receivables from any individual customer or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable, net. The Company does not have any significant customers that account for 10% or more of the total consolidated revenues.

## Recently Adopted Accounting Pronouncements

Effective January 1, 2022, the Company adopted Accounting Standards Update ("ASU") no. 2021-05, *Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments*. The ASU requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate as an operating lease on the commencement date of the lease if specified criteria are met. The adoption had no material impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

Effective January 1, 2022, the Company adopted ASU no. 2021-04, *Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the Emerging Issues Task Force)*. The ASU requires issuers to account for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. Under the ASU, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt, or for other reasons. The adoption had no material impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

Effective January 1, 2022, the Company adopted ASU no. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The ASU eliminates two models in ASC 470-20 for convertible instruments that require separate accounting for embedded conversion features namely cash conversion model and beneficial conversion feature model. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares. The adoption had no material impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

## Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU no. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The ASU amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. While primarily related to contract assets and contract liabilities that were accounted for by the acquiree in accordance with ASC 606, the amendments also apply to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20. The ASU should be applied prospectively and is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that adopting this standard will have on the consolidated financial statements.

In June 2016, the FASB issued ASU no. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. This ASU along with related additional clarificatory guidance in the ASU No. 2019-05, "*Financial Instruments—Credit Losses (Topic 326)*" and ASU No. 2019-11, "*Codification Improvements to Topic 326, Financial Instruments—Credit Losses*", is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Adoption of the standard will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact that adopting this standard will have on the consolidated financial statements.

## 3. Sale of Non-Core Assets and Divestiture

*Sale of Non-Core Assets*

On March 16, 2020, the Company and its indirect wholly owned subsidiaries, Merco Holdings, LLC and SourceHOV Tax, LLC entered into a Membership Interest Purchase Agreement with Gainline Source Intermediate Holdings LLC at which time Gainline Source Intermediate Holdings LLC acquired all of the outstanding membership interests of SourceHov Tax, LLC for $40.0 million subject to adjustment as set forth in the purchase agreement. The Company recognized a gain of $35.5 million on the sale of SourceHOV Tax, LLC during the first quarter of 2020. The gain on sale of SourceHOV Tax, LLC is included in other expense (income), net in the consolidated statements of operations for the year ended December 31, 2020.

On July 22, 2020, the Company completed the sale of its physical records storage and logistics business for a purchase price of $12.3 million. The Company recognized a gain of $8.7 million on the sale of physical records storage and logistics business during the third quarter of 2020. The gain on sale of physical records storage and logistics business is included in other expense (income), net in the consolidated statements of operations for the year ended December 31, 2020.

*Merger Agreement*

On October 9, 2022, the Company entered into a definitive merger agreement (the "merger agreement") to merge our European business with CF Acquisition Corp. VIII ("CFFE"), a special purpose acquisition company, to form a new publicly-traded company which will be called XBP Europe Holdings, Inc. Upon closing of the transaction, we will indirectly own a majority of the outstanding capital stock of XBP Europe Holdings, Inc. The completion of these transactions is subject to customary closing conditions, several of which are outside the control of the parties, and there can be no assurance as to whether or when a closing will occur.

## 4. Inventories

Inventories, net consist of the following:

|  | December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Work in process | $ 1,178 | $ 973 |
| Finished goods | 10,804 | 11,480 |
| Supplies and parts | 8,991 | 7,028 |
| Less: Allowance for obsolescence | (4,125) | (4,266) |
|  | 16,848 | 15,215 |

## 5. Accounts Receivable

Accounts receivable, net consist of the following:

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Billed receivables | $ 72,852 | $ 160,407 |
| Unbilled receivables | 25,741 | 22,570 |
| Other | 9,425 | 7,174 |
| Less: Allowance for doubtful accounts | (6,402) | (6,049) |
| | $ 101,616 | $ 184,102 |

Unbilled receivables represent balances recognized as revenue that have not been billed to the customer. The Company's allowance for doubtful accounts is based on a policy developed by historical experience and management judgment. Adjustments to the allowance for doubtful accounts may occur based on market conditions or specific client circumstances.

## 6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Prepaids | $ 23,347 | $ 22,880 |
| Deposits | 2,859 | 8,919 |
| | $ 26,206 | $ 31,799 |

## 7. Leases

The Company leases numerous facilities worldwide with larger concentrations of space in Texas, Michigan, Connecticut, California, India, Mexico, the Philippines, and China. The Company's facilities house general offices, sales offices, service locations, and production facilities. Substantially all of the Company's operations facilities are leased under long-term leases with varying expiration dates, except for the few owned locations. The Company regularly obtains various machinery, equipment, vehicles and furniture on leases. The machinery and equipment leases mainly include leasing of computers, servers, other IT equipment, mailing system, production equipment, generators, office equipment, printers, copiers and miscellaneous warehouse equipment.

The Company's ROU assets and lease liabilities as of December 31, 2022 and 2021 recorded on the consolidated balance sheet are as follows:

| | December 31, 2022 | December 31, 2021 |
| --- | --- | --- |
| *Balance sheet location:* | | |
| **Operating Lease** | | |
| Operating lease right-of-use assets, net | $ 40,734 | $ 53,937 |
| Current portion of operating lease liabilities | 11,867 | 15,923 |
| Operating lease liabilities, net of current portion | 31,030 | 41,170 |
| **Finance Lease** | | |
| Finance lease right-of-use assets, net (included in property, plant and equipment, net) | 11,943 | 8,918 |
| Current portion of finance lease liabilities | 5,485 | 6,683 |
| Finance lease liabilities, net of current portion | 9,448 | 9,156 |

Supplemental balance sheet information related to leases is as follows:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Weighted-average remaining lease term | | |
| Operating leases | 4.2 Years | 4.3 Years |
| Finance leases | 3.6 Years | 2.4 Years |
| | | |
| Weighted-average discount rate | | |
| Operating leases | 13.9% | 13.1% |
| Finance leases | 13.4% | 12.4% |

The interest on financing lease liabilities was $1.8 million and $2.3 million for the year ended December 31, 2022 and 2021, respectively. The amortization expense on finance lease right-of-use assets was $4.9 million and $9.1 million for the year ended December 31, 2022 and 2021, respectively.

Maturities of finance and operating lease liabilities based on lease term for the next five years are as follows:

| | Finance Leases | Operating Leases |
|---|---|---|
| 2023 | $ 6,774 | $ 16,823 |
| 2024 | 5,166 | 13,343 |
| 2025 | 3,719 | 9,101 |
| 2026 | 1,034 | 7,381 |
| 2027 | 795 | 5,684 |
| 2028 and thereafter | 1,642 | 4,767 |
| Total lease payments | 19,130 | 57,099 |
| Less: Imputed interest | (4,197) | (14,202) |
| Present value of lease liabilities | $ 14,933 | $ 42,897 |

Consolidated rental expense for all operating leases was $48.0 million, $51.8 million, and $69.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table summarizes the cash paid and related right-of-use operating finance or operating lease recognized for the years ended December 31, 2022 and 2021.

| | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|
| **Cash paid for amounts included in the measurement of lease liabilities:** | | |
| Operating cash flows from operating leases | $ 21,560 | $ 25,950 |
| Financing cash flows from finance leases | 5,523 | 11,471 |
| **Right-of-use lease assets obtained in the exchange for lease liabilities:** | | |
| Operating leases | 6,940 | 6,507 |
| Finance leases | 4,790 | 3,270 |

## 8. Property, Plant and Equipment, Net

Property, plant, and equipment, which include assets recorded under finance leases, are stated at cost less accumulated depreciation, and amortization, and consist of the following:

| | Estimated Useful Lives (in Years) | December 31, 2022 | December 31, 2021 |
|---|---|---|---|
| Land | N/A | $ 6,687 | $ 6,688 |
| Buildings and improvements | 7 – 40 | 24,307 | 20,268 |
| Leasehold improvements | Shorter of life of improvement or lease term | 37,383 | 36,289 |
| Vehicles | 5 – 7 | 289 | 311 |
| Machinery and equipment | 5 – 15 | 26,820 | 26,346 |
| Computer equipment and software | 3 – 8 | 108,898 | 102,746 |
| Furniture and fixtures | 5 – 15 | 8,574 | 8,478 |
| Finance lease right-of-use assets | Shorter of life of the asset or lease term | 66,256 | 69,006 |
| | | 279,214 | 270,132 |
| Less: Accumulated depreciation and amortization | | (207,520) | (196,683) |
| Property, plant and equipment, net | | $ 71,694 | $ 73,449 |

Depreciation expense related to property, plant and equipment was $24.5 million, $26.7 million, and $39.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

## 9. Intangible Assets and Goodwill

### Intangibles

Intangible assets are stated at cost or acquisition-date fair value less amortization and impairment and consist of the following:

| | Weighted Average Remaining Useful Life (in Years) | December 31, 2022 | | |
|---|---|---|---|---|
| | | Gross Carrying Amount (a) | Accumulated Amortization | Intangible Asset, net |
| Customer relationships | 9.0 | $ 507,723 | $ (351,240) | $ 156,483 |
| Developed technology | 2.1 | 88,553 | (88,000) | 553 |
| Patent | 1.2 | 15 | (6) | 9 |
| Trade names (b) | Indefinite-lived | 8,400 | (3,100) | 5,300 |
| Outsource contract costs | 3.0 | 17,184 | (15,509) | 1,675 |
| Internally developed software | 2.9 | 52,441 | (35,095) | 17,346 |
| Purchased software | 11.0 | 26,749 | (7,133) | 19,616 |
| Intangibles, net | | $ 701,065 | $ (500,083) | $ 200,982 |

| | Weighted Average Remaining Useful Life (in Years) | December 31, 2021 | | |
| --- | --- | --- | --- | --- |
| | | Gross Carrying Amount (a) | Accumulated Amortization | Intangible Asset, net |
| Customer relationships | 9.5 | $ 508,241 | $ (316,084) | $ 192,157 |
| Developed technology | 2.8 | 88,553 | (87,612) | 941 |
| Trade names (b) | Indefinite-lived | 8,400 | (3,100) | 5,300 |
| Outsource contract costs | 3.6 | 16,814 | (14,486) | 2,328 |
| Internally developed software | 3.2 | 49,108 | (27,812) | 21,296 |
| Assembled workforce | 1.0 | 4,473 | (3,355) | 1,118 |
| Purchased software | 12.0 | 26,749 | (5,350) | 21,399 |
| Intangibles, net | | $ 702,338 | $ (457,799) | $ 244,539 |

(a)  Amounts include intangibles acquired in business combinations and asset acquisitions.

(b)  The carrying amount of trade names for 2022 and 2021 is net of accumulated impairment losses of $44.1 million. Carrying amount of $5.3 million as at December 31, 2022 represents indefinite-lived intangible asset.

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis. The Company concluded that a sustained decline in its stock price and its debt price, consistent with broad trends in the global financial markets during the first half of 2022 represented triggering event for impairment. Accordingly, the Company performed an interim impairment analysis at June 30, 2022, and concluded that no impairment relating to goodwill existed at June 30, 2022.

During the third quarter of 2022, the Company evaluated factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization, and concluded that a triggering event for an interim impairment analysis had occurred. As part of the assessment, long-term projections were revised resulting in lower than previously projected long-term future cash flows for the reporting units which reduced the estimated fair value to below carrying value. As a result of the interim impairment analysis at September 30, 2022, the Company recorded an impairment charge of $29.6 million, including taxes to goodwill relating to ITPS. The Company did not update its analysis for purposes of the annual impairment test as of October 1, 2022 as the measurement date of the impairment test performed during the quarter-ended September 30, 2022 was one day from the annual impairment test date.

Additionally, later during the fourth quarter of 2022, the Company conducted its annual budgeting process along with an update to its long-range plan. Following the completion of that process, the Company made an evaluation based on factors such as changes in the Company's growth rate and recent trends in the Company's market capitalization, concluding that a third triggering event for an impairment analysis had occurred. Revised long-term projections coupled with a decline in the market capitalization, resulted in lower than previously projected long-term future cash flows for the reporting units which reduced the estimated fair value to below carrying value. Accordingly, we performed another quantitative impairment test as of December 31, 2022, resulting in an additional impairment charge of $141.6 million, including taxes to goodwill relating to ITPS. Therefore, as a result of these two interim impairment assessments in the third and fourth quarters of 2022, impairment charges totaling $171.2 million, including taxes were recorded to goodwill for the year ended December 31, 2022.

In connection with the completion of the annual impairment tests as of October 1, 2021 and 2020, the Company recorded no impairment charge to goodwill and trade names.

The impairment charges are included within impairment of goodwill and other intangible assets in the consolidated statements of operations.

Aggregate amortization expense related to intangible assets was $47.3 million, $50.5 million, and $54.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Estimated intangibles amortization expense for the next five years and thereafter consists of the following:

|  | Estimated Amortization Expense |
|---|---|
| 2023 | $ 39,717 |
| 2024 | 32,004 |
| 2025 | 24,401 |
| 2026 | 20,076 |
| 2027 | 16,885 |
| Thereafter | 62,363 |
|  | $ 195,446 |

## Goodwill

Goodwill by reporting segment consists of the following:

| | Balances as at January 1, 2021 (a) | Additions | Deletions | Impairments | Currency Translation Adjustments | Balances as at December 31, 2021 (a) |
|---|---|---|---|---|---|---|
| ITPS | $ 254,130 | $ — | $ (825) | $ — | $ (633) | $ 252,672 |
| HS | 86,786 | — | — | — | — | 86,786 |
| LLPS | 18,865 | — | — | — | — | 18,865 |
| Total | $ 359,781 | $ — | $ (825) | $ — | $ (633) | $ 358,323 |

| | Balances as at January 1, 2022 (a) | Additions | Deletions | Impairments | Currency Translation Adjustments | Balances as at December 31, 2022 (a) |
|---|---|---|---|---|---|---|
| ITPS | $ 252,672 | $ — | $ — | $ (171,182) | $ (339) | $ 81,151 |
| HS | 86,786 | — | — | — | — | 86,786 |
| LLPS | 18,865 | — | — | — | — | 18,865 |
| Total | $ 358,323 | $ — | $ — | $ (171,182) | $ (339) | $ 186,802 |

(a) The goodwill amount for all periods presented is net of accumulated impairment amounts. Accumulated impairment relating to ITPS is $487.7 million, $316.5 million and $317.5 million as at December 31, 2022, December 31, 2021 and December 31, 2020, respectively. Accumulated impairment relating to LLPS is $243.4 million as at December 31, 2022, December 31, 2021 and December 31, 2020.

## 10. Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities consist of the following:

|  | December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Accrued taxes (exclusive of income taxes) | $ 9,797 | $ 9,858 |
| Accrued lease exit obligations | — | 36 |
| Accrued professional and legal fees | 37,366 | 29,119 |
| Accrued Appraisal Action liability | — | 63,422 |
| Accrued legal reserve for pending litigation | 10,322 | 8,046 |
| Accrued transaction costs | 2,763 | 2,305 |
| Other accruals | 1,092 | 733 |
|  | $ 61,340 | $ 113,519 |

Other Long-term liabilities consist of the following:

|  | December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Deferred revenue | $ 1,180 | $ 901 |
| Accrued lease exit obligations | 373 | 195 |
| Accrued compensation expense | 1,021 | 1,578 |
| Other | 3,530 | 3,325 |
|  | $ 6,104 | $ 5,999 |

## 11. Long-Term Debt and Credit Facilities

**Senior Credit Facilities**

On July 12, 2017, subsidiaries of the Company entered into a First Lien Credit Agreement with Royal Bank of Canada, Credit Suisse AG, Cayman Islands Branch, Natixis, New York Branch and KKR Corporate Lending LLC (the "Credit Agreement") providing Exela Intermediate LLC, a wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Credit Agreement, (i) a $350.0 million senior secured term loan maturing July 12, 2023 with an original issue discount of $7.0 million, and (ii) a $100.0 million senior secured revolving facility that matured on July 12, 2022 (the "Revolving Credit Facility").

The Credit Agreement provided for the following interest rates for borrowings under the senior secured term facility and the Revolving Credit Facility: at the borrower's option, either (1) an adjusted LIBOR, subject to a 1.0% floor in the case of term loans, or (2) a base rate, in each case plus an applicable margin. The initial applicable margin for the senior secured term facility was 7.5% with respect to LIBOR borrowings and 6.5% with respect to base rate borrowings. The initial applicable margin for the Revolving Credit Facility was 7.0% with respect to LIBOR borrowings and 6.0% with respect to base rate borrowings. The applicable margin for borrowings under the Revolving Credit Facility is subject to step-downs based on leverage ratios. The senior secured term loan is subject to amortization payments, commencing on the last day of the first full fiscal quarter of the Company following the closing date, of 0.6% of the aggregate principal amount for each of the first eight payments and 1.3% of the aggregate original principal amount for payments thereafter, with any balance due at maturity.

*Term Loan Repricing*

On July 13, 2018, Exela executed a transaction to reprice the $343.4 million of term loans outstanding under its senior secured credit facilities (the "Repricing"). The Repricing was accomplished pursuant to a First Amendment to the First Lien Credit Agreement (the "First Amendment"), dated as of July 13, 2018, by and among the Company's subsidiaries Exela Intermediate Holdings LLC, Exela Intermediate, LLC, each "Subsidiary Loan Party" listed on the signature pages thereto, Royal Bank of Canada, as administrative agent, and each of the lenders party thereto, whereby such subsidiaries borrowed $343.4 million of refinancing term loans (the "Repricing Term Loans") to refinance their existing senior secured term loans.

In accordance with ASC 470 – *Debt – Modifications and Extinguishments,* as a result of certain lenders that participated in Exela's debt structure prior to the Repricing and the Company's debt structure after the Repricing, it was determined that a portion of the refinancing of Exela's senior secured credit facilities would be accounted for as a debt modification, and the remaining would be accounted for as an extinguishment. The Company incurred $1.0 million in new debt issuance costs related to the refinancing, of which $1.0 million was expensed pursuant to modification accounting. The proportion of debt that was extinguished resulted in a write off of previously recognized debt issue costs of $0.1 million. Additionally, for the new lenders who exceeded the 10% test, less than $0.1 million was recorded as additional debt issue costs. All unamortized costs and discounts will be amortized over the life of the new term loan using the effective interest rate of the term loan.

The Repricing Term Loans will bear interest at a rate per annum of, at the borrower's option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.0% floor, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate and (iii) the one-month adjusted LIBOR plus 1.0%, in each case plus an applicable margin of 6.5% for LIBOR loans and 5.5% for base rate loans. The interest rates applicable to the Repricing Term Loans are 100 basis points lower than the interest rates applicable to the existing senior secured term loans that were incurred on July 12, 2017 pursuant to the Credit Agreement. The Repricing Term Loans will mature on July 12, 2023, the same maturity date as the prior senior secured term loans.

*2018 Incremental Term Loans*

On July 13, 2018, the Company's subsidiaries borrowed an additional $30.0 million pursuant to incremental term loans (the "Incremental Term Loans") under the First Amendment. The proceeds of the Incremental Term Loans may be used by the Company for general corporate purposes and to pay fees and expenses in connection with the First Amendment. The interest rates applicable to the Incremental Term Loans are the same as those for the Repricing Term Loans.

The borrower may voluntarily repay the Repricing Term Loans and the Incremental Term Loans at any time, without prepayment premium or penalty, subject to customary "breakage" costs with respect to LIBOR rate loans. The Incremental Term Loans will mature on July 12, 2023, the same maturity date as the Repricing Term Loans and prior senior secured term loans.

Other than as described above, the terms, conditions and covenants applicable to the Repricing Term Loans and the Incremental Term Loans are consistent with the terms, conditions and covenants that were applicable to the existing senior secured loans under the Credit Agreement.

*2019 Incremental Term Loan*

On April 16, 2019, the Company's subsidiaries borrowed an additional $30.0 million pursuant to incremental term loans (the "2019 Incremental Term Loans") under the Second Amendment to First Lien Credit Agreement (the "Second Amendment"). The proceeds of the 2019 Incremental Term Loans were used to replace the cash spent for acquisitions, pay related fees, expenses and related borrowings and for general corporate purposes. The 2019 Incremental Term Loans will mature on July 12, 2023, the same maturity date as the Incremental Term Loans, Repricing Term Loans and prior senior secured term loans under the Credit Agreement (collectively, the "Term Loans").

The 2019 Incremental Term Loans will bear interest at a rate per annum that is the same as the Repricing Term Loans under the senior credit facility. The 2019 Incremental Term Loans will mature on July 12, 2023, the same maturity date as the Term Loans. The borrower may voluntarily repay the 2019 Incremental Term Loans at any time, without prepayment premium or penalty, subject to customary "breakage" costs with respect to LIBOR rate loans.

Other than as described above, the terms, conditions and covenants applicable to the 2019 Incremental Term Loans are consistent with the terms, conditions and covenants that are applicable to the Repricing Term Loans and 2018 Incremental Term Loans under the Credit Agreement. The Repricing and issuance of the 2018 and 2019 Incremental Term Loans resulted in a partial debt extinguishment, for which Exela recognized $1.4 million in debt extinguishment costs during the year ended December 31, 2019, reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations.

*Third Amendment*

On May 18, 2020, subsidiaries of the Company amended the Credit Agreement (the Third Amendment to First Lien Credit Agreement (the "Third Amendment")) to, among other things, extend the time for delivery of its audited financial statements for the year ended December 31, 2019 and its financial statements for the quarter ended March 31, 2020. Upon the Company's delivery of the annual and quarterly financial statements within the time frames stated therein (which the Company satisfied during the month of June 2020), the borrower became in compliance with respect to the financial statement delivery requirements set forth in the Credit Agreement. Pursuant to the Third Amendment, the borrowers also amended the Credit Agreement to, among other things: restrict the borrower and its subsidiaries' ability to designate or invest in unrestricted subsidiaries; incur certain debt; create certain liens; make certain investments; pay certain dividends or other distributions on account of its equity interests; make certain asset sales or other dispositions (or utilize the proceeds of certain asset sales to reinvest in the business); or enter into certain affiliate transactions pursuant to the negative covenants under the Credit Agreement. Further, pursuant to the amendment, the borrower under the Credit Agreement was also required to maintain a minimum Liquidity (as defined in the amendment) of $35.0 million. In connection with this amendment, the borrower paid a forbearance fee of $5.0 million to the consenting lenders. The Company concluded that the amendment represents modification of debt under ASC 470-50. Accordingly, the forbearance fee paid was added to unamortized debt issuance cost which shall be amortized using updated effective interest rate based on modified cash flows.

*Private Exchange*

On December 9, 2021, in a separate transaction referred to here as the "Private Exchange" (as distinguished from the "Public Exchange" described below), subsidiaries of the Company agreed with three (3) of their Term Loan lenders to exchange $212.1 million of Term Loans under the Credit Agreement for $84.3 million in cash and in $127.8 million principal amount of new 11.500% First-Priority Senior Secured Notes due 2026 (the "2026 Notes"). In connection with the Private Exchange, the exchanging lenders provided consents to amend the Credit Agreement to (i) eliminate all affirmative covenants, (ii) eliminate all negative covenants and (iii) eliminate certain events of default (other than events of default relating to payment obligations). The Company concluded that the exchange of senior secured term loan for 2026 Notes and cash under Private Exchange represented modification of debt under ASC 470-50. Accordingly, $1.0 million of the fees paid to third parties was charged to consolidated statement of operations and reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations for the year ended December 31, 2021.

As a result of the Private Exchange, repurchases (as discussed below) and periodic principal repayments, $72.6 million aggregate principal amount of the Term Loans maturing July 12, 2023 remains outstanding as of December 31, 2022.

*Revolving Credit Facility; Letters of Credit*

As of December 31, 2021, our $100 million Revolving Credit Facility was fully drawn taking into account letters of credit issued thereunder. As of December 31, 2021, there were outstanding irrevocable letters of credit totaling approximately $0.5 million under the Revolving Credit Facility. As of December 31, 2022, the Revolving Credit Facility had been prepaid and terminated as described below.

On March 7, 2022, subsidiaries of the Company entered into a Revolving Loan Exchange and Prepayment Agreement with Royal Bank of Canada, Credit Suisse AG, Cayman Islands Branch, KKR Corporate Lending LLC, Granite State Capital Master Fund LP, Credit Suisse Loan Funding LLC and Revolvercap Partners Fund LP exchanging

$100.0 million of outstanding Revolving Credit Facility owed by Exela Intermediate LLC, upon the terms and subject to the conditions set forth in the Revolver Exchange agreement, for (i) $50.0 million in cash, and (ii) $50.0 million of 2026 Notes (such exchange, the "Revolver Exchange" and such 2026 Notes, the "Exchange Notes"). Prepayment of Revolving Credit Facility was treated as an extinguishment of debt under ASC 470-50. Accordingly, the Company wrote off the unamortized balance of $0.2 million of debt issuance costs related to Revolving Credit Facility and reported it within Debt modification and extinguishment costs (gain), net in our consolidated statements of operations for the year ended December 31, 2022.

The Exchange Notes were subject to a guarantee in the form of a true-up mechanism whereby the Company was responsible to make a payment to the holders of the Exchange Notes to true-up the shortfall below certain agreed thresholds if holders of the Exchange Notes sold their notes at a price below that threshold during agreed periods in 2022. As security for the true-up obligation under the Revolver Exchange, the Company issued $10.0 million of principal amount of 2026 Notes as collateral (the "Collateral Notes"). The Collateral Notes were not reflected in the consolidated financial statements unless and until they were sold to third parties. On March 7, 2022, we recognized $17.4 million (the fair value of the true-up obligation as accounted for under ASC 450, *Contingencies* and ASC 460, *Guarantees*) as a liability with an offsetting debit to the original issuance discount of the issued Exchange Notes on the closing date of the Revolver Exchange. We remeasured our obligation under the true-up mechanism as of March 31, 2022 and accrued an additional $6.2 million liability based on fair value of our obligation in other expense, net on the consolidated statements of operations during first quarter of 2022.

On May 6, 2022, subsidiaries of the Company amended the true-up mechanism and placed an additional $20.0 million of principal amount of Collateral Notes and paid $5.0 million as true-up advance. We remeasured our obligation under the amended terms of the true-up mechanism as of June 30, 2022 and accrued an additional $7.4 million liability based on the fair value of our obligation as of such date in other expense, net in the consolidated statements of operations during second quarter of 2022. As of June 30, 2022, there was a net accrued liability balance of $26.0 million for the true-up obligation included in Accrued liabilities on the consolidated balance sheet after adjusting $5.0 million of true-up advance paid for this liability during the second quarter of 2022.

In July 2022, $9.0 million of principal amount of the Collateral Notes were sold by the holders of the Exchange Notes for net proceeds of $2.6 million and the proceeds were adjusted against the true-up amount payable. Additionally, in July 2022, the Company made a cash payment of $2.1 million which was adjusted against the true-up amount payable. In August 2022, the remaining balance of $20.2 million of net true-up liability was settled with cash payments of $9.9 million and by permitting the holders of the Exchange Notes to keep the $21.0 million of principal amount of 2026 Notes previously placed as Collateral Notes constituting an issuance. The Company made a net reversal of $1.1 million of accrued true-up liability in other expense, net in the consolidated statements of operations during third quarter of 2022.

**Senior Secured 2023 Notes**

On July 12, 2017, subsidiaries of the Company issued $1.0 billion in aggregate principal amount of 10.0% First Priority Senior Secured Notes due 2023 (the "2023 Notes"). The 2023 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The 2023 Notes bear interest at a rate of 10.0% per year. The issuers pay interest on the 2023 Notes on January 15 and July 15 of each year, commencing on January 15, 2018. The 2023 Notes mature on July 15, 2023. As a result of the Public Exchange and repurchases (as discussed below), $22.8 million aggregate principal amount of the 2023 Notes remains outstanding as of December 31, 2022 maturing on July 15, 2023. As of December 31, 2022, the Company was in compliance with the 2023 Notes and there have been no events of default under the 2023 Notes through the date of this Annual Report.

*Public Exchange*

On October 27, 2021, the Company launched an offer to exchange (the "Public Exchange") up to $225.0 million in cash and new 2026 Notes for the Company's outstanding 2023 Notes. The Public Exchange was for $900 in cash per $1,000 principal amount of 2023 Notes tendered subject to proration. The maximum amount of cash to be paid was $225.0 million and the offer was not subject to any minimum participation condition. In case of oversubscription to the cash offer, tendered 2023 Notes would be accepted for cash on a pro rata basis (as a single class). The balance of any tendered 2023 Notes not accepted for cash would be exchanged into 2026 Notes on the basis of $1,000 principal amount of new 2026 Notes for each $1,000 principal amount of outstanding 2023 Notes tendered.

As of the expiration time of the Public Exchange, $912.7 million aggregate principal amount, or approximately 91.3%, of the 2023 Notes had been validly tendered pursuant to the Public Exchange. On December 9, 2021, upon the settlement of the Public Exchange, $662.7 million aggregate principal amount of the 2026 Notes were issued and an aggregate $225.0 million in cash (plus accrued but unpaid interest) was paid to participating holders in respect of the validly tendered 2023 Notes. The Company concluded that the exchange of notes under Public Exchange represented modification of debt under ASC 470-50. Accordingly, $12.9 million of the fees paid to third parties was charged to consolidated statement of operations and reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations for the year ended December 31, 2021.

*Third Supplemental Indenture*

In conjunction with the Public Exchange, the Company also solicited consents to amend certain provisions in the indenture governing the 2023 Notes ("Notes Amendments"). On December 1, 2021, on receipt of the requisite consents to the Notes Amendments, the Company, and Wilmington Trust, National Association, as trustee (the "2023 Notes Trustee"), entered into a third supplemental indenture (the "Third Supplemental Indenture") to the indenture, dated as of July 12, 2017 (as amended and supplemented by (i) the first supplemental indenture, dated as of July 12, 2017 and (ii) the second supplemental indenture, dated as of May 20, 2020, the "2023 Notes Indenture") governing the outstanding 2023 Notes. The Third Supplemental Indenture amends the 2023 Notes Indenture and the 2023 Notes to eliminate substantially all of the restrictive covenants, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to future guarantors and defeasance, contained in the 2023 Notes Indenture and the 2023 Notes. In addition, all of the collateral securing the 2023 Notes was released pursuant to the Third Supplemental Indenture.

**Senior Secured 2026 Notes**

As of December 31, 2021, subsidiaries of the Company had $795.0 million aggregate principal amount of the 2026 Notes outstanding including $790.5 million in aggregate principal amount issued under the Public Exchange and Private Exchange transactions described above.

During the year ended December 31, 2022, subsidiaries of the Company sold $129.0 million in aggregate of principal amount of the 2026 Notes generating net proceeds of $64.7 million. On March 18, 2022, the subsidiaries of the Company issued $50.0 million of the 2026 Notes to satisfy the exchange obligation under the Revolver Exchange. In August 2022, subsidiaries of the Company issued $21.0 million in aggregate of principal amount of the 2026 Notes to holder of the Exchange Notes (as described above) to settle $10.3 million of accrued liability for net true-up obligation under the Revolver Exchange. The 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The 2026 Notes bear interest at a rate of 11.5% per year. We pay interest on the 2026 Notes on January 15 and July 15 of each year, and commenced on July 15, 2022. The 2026 Notes mature on July 12, 2026. As of December 31, 2022, the Company was in compliance with the 2026 Notes and there have been no events of default under the 2026 Notes through the date of this Annual Report.

On or after December 1, 2022, the issuers may redeem the 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, but excluding, the applicable redemption date. In addition, prior to December 1, 2022, the issuers may redeem the 2026 Notes in whole or in part from time to time, at a redemption price equal to 100% of the principal amount of the 2026 Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. "Applicable Premium" means, with respect to any 2026 Note on any applicable redemption date, as determined by the issuers, the greater of: (1) 1% of the then outstanding principal amount of the 2026 Note; and (2) the excess of: (a) the present value at such redemption date of (i) the redemption price of the 2026 Note, at December 1, 2022 plus (ii) all required interest payments due on the 2026 Note through December 1, 2022 (excluding accrued but unpaid interest), computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 2026 Note. During the fourth quarter of 2022 one of our subsidiaries that is not bound by the 2026 Indenture purchased a portion of the onsite business and certain related assets from another subsidiary that is bound by the 2026 Indenture generating net proceeds to the seller of approximately $125.0 million. If the Company does not reinvest or otherwise utilize such proceeds as contemplated by the 2026 Indenture within one year of this transaction, then the Issuers of the 2026 Notes may be required to make an "Asset Sales Offer" with the unused proceeds to the extent they exceed $75.0 million as described in the 2026 Indenture. If such proceeds are not available to the Company to satisfy this obligation at the date required, the Company would not be in compliance with the 2026 Indenture at that time.

$980.0 million aggregate principal amount of 2026 Notes were outstanding as of December 31, 2022.

**Repurchases**

In July 2021 the Company commenced a debt buyback program to repurchase senior secured indebtedness, which is ongoing. During the year ended December 31, 2021, we repurchased $64.5 million of the outstanding principal amount of our 2023 Notes for a net cash consideration of $48.4 million. The gain on early extinguishment of debt for the 2023 Notes during the year ended December 31, 2021 totaled $15.3 million and is inclusive of $0.6 million and $0.2 million write off of original issue discount and debt issuance costs, respectively. During the year ended December 31, 2021, we also repurchased $40.0 million of the outstanding principal amount of our senior secured term loans under the Credit Agreement for a net cash consideration of $22.8 million. The gain on early extinguishment of debt for the senior secured term loans during the year ended December 31, 2021 totaled $15.3 million and is inclusive of $0.4 million and $1.5 million write off of original issue discount and debt issuance costs, respectively.

During the year ended December 31, 2022, we repurchased $15.0 million principal amount of Exchange Notes issued under the Revolver Exchange (as discussed above) for a net cash consideration of $4.7 million. The gain on early extinguishment of debt for the Exchange Notes during the year ended December 31, 2022 totaled $5.3 million and is inclusive of $5.0 million and $0.1 million write off of original issue discount and debt issuance costs, respectively. Gain on the early extinguishment of debt and debt extinguishment costs during the years ended December 31, 2022 and 2021 are reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations.

**BRCC Facility**

On November 17, 2021, GP2 XCV, LLC, a subsidiary of the Company ("GP2 XCV"), entered into a borrowing facility with B. Riley Commercial Capital, LLC pursuant to which the Company was able to borrow an original principal amount of $75.0 million, which was later increased to $115.0 million as of December 7, 2021 (as the same may be amended from time to time, the "BRCC Term Loan"). On March 31, 2022, GP2 XCV entered into an amendment to the borrowing facility with B. Riley Commercial Capital, LLC pursuant to which the Company will be able to borrow up to $51.0 million under a separate revolving loan (the "BRCC Revolver", collectively with the BRCC Term Loan, the "BRCC Facility").

The BRCC Facility is secured by a lien on all the assets of GP2 XCV and by a pledge of the equity of GP2 XCV. GP2 XCV is a bankruptcy-remote entity and as such its assets are not available to other creditors of the Company or any of its subsidiaries other than GP2 XCV. The BRCC Facility will mature on June 10, 2023. However, the BRCC Revolver is subject to certain automatic maturity extensions of six months, unless B. Riley Commercial Capital, LLC or the Company notifies the other party about its election not to extend. In such event, the outstanding principal amount of the BRCC Revolver as of the maturity shall be due and payable in 12 equal installments on the last business day of each calendar month thereafter. Interest under the BRCC Facility accrues at a rate of 11.5% per annum and is payable quarterly on the last business day of each March, June, September and December. The purpose of BRCC Term Loan was to fund certain repurchases of the secured indebtedness and to provide funding for the Public Exchange transaction and Private Exchange transaction described above. The purpose of BRCC Revolver is to fund general corporate purposes.

During the year ended December 31, 2022, we repaid $66.5 million of outstanding principal amount under the BRCC Term Loan along with $2.0 million of exit fees. The exit fees paid on the partial prepayment of BRCC Term

Loan were treated as a debt extinguishment cost under ASC 470-50 and reported within Debt modification and extinguishment costs (gain), net in our consolidated statements of operations. As of December 31, 2022, there were borrowings of $48.5 million and $20.0 million outstanding under the BRCC Term Loan and BRCC Revolver, respectively, maturing June 10, 2023. There was no availability under the BRCC Revolver as of December 31, 2022. As of December 31, 2022, the Company was in compliance with all covenants required under the BRCC Facility.

**Securitization Facility**

On January 10, 2020, certain subsidiaries of the Company entered into a $160.0 million accounts receivable securitization facility with a five year term ("A/R Facility"). On December 17, 2020, the Company repaid in full the loans outstanding under the A/R Facility. The aggregate outstanding principal amount of loans under the A/R Facility as of such date was approximately $83.0 million. The early termination of the A/R Facility triggered an early termination fee of $0.8 million and required repayment of approximately $0.5 million in respect of principal, accrued interest and fees. All obligations under the A/R Facility (other than contingent indemnification obligations that expressly survive termination) terminated upon repayment. The A/R Facility was replaced by the Securitization Facility as described below. Repayment of A/R Facility was treated as an extinguishment of debt under ASC 470-50. Accordingly, the Company wrote off the unamortized balance of $8.2 million of debt issuance costs related to A/R facility. These early termination charges and unamortized balance of the debt issuance cost written off during the year ended December 31, 2020 are reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations.

On December 17, 2020, certain subsidiaries of the Company entered into a $145.0 million securitization facility with a five year term (the "Securitization Facility"). Borrowings under the Securitization Facility were subject to a borrowing base definition that consists of receivables and, subject to contribution, further supported by inventory and intellectual property, in each case, subject to certain eligibility criteria, concentration limits and reserves.

The Securitization Facility provided for an initial funding of approximately $92.0 million supported by the receivables portion of the borrowing base and, subject to contribution, a further funding of approximately $53.0 million supported by inventory and intellectual property. On December 17, 2020, Exela Receivables 3, LLC (the "Securitization Borrower") made the initial borrowing of approximately $92.0 million under the Securitization Facility and used a portion of the proceeds to repay $83.0 million of the aggregate outstanding principal amount of loans as of December 17, 2020 under A/R Facility and used the remaining proceeds for general corporate purposes. On April 11, 2021, the Company amended the Securitization Loan Agreement and agreed to, among other things, extend the option to access further funding of approximately $53.0 million in additional borrowings from April 10, 2021 to September 30, 2021 upon the contribution of inventory and intellectual property to support the borrowing base.

The documentation for the Securitization Facility included (i) a Loan and Security Agreement (the "Securitization Loan Agreement"), dated as of December 10, 2020, by and among the Securitization Borrower, a wholly-owned indirect subsidiary of the Company, the lenders (each, a "Securitization Lender" and collectively the "Securitization Lenders"), Alter Domus (US), LLC, as administrative agent (the "Securitization Administrative Agent") and the Company, as initial servicer, pursuant to which the Securitization Lenders will make loans to the Securitization Borrower to be used to purchase receivables and related assets from the Securitization Parent SPE (as defined below), (ii) a First Tier Receivables Purchase and Sale Agreement (dated as of December 17, 2020, by and among Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE")), a wholly-owned indirect subsidiary of the Company, and certain other indirect, wholly-owned subsidiaries of the Company listed therein (collectively, the "Securitization Originators"), and the Company, as initial servicer, pursuant to which each Securitization Originator has sold or contributed and will sell or contribute to the Securitization Parent SPE certain receivables and related assets in consideration for a combination of cash and equity in the Securitization Parent SPE, (iii) a Second Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among, the Securitization Borrower, the Securitization Parent SPE and the Company, as initial servicer, pursuant to which Securitization Parent SPE has sold or contributed and will sell or contribute to the Securitization Borrower certain receivables and related assets in consideration for a combination of cash and equity in the Securitization Borrower, (iv) the Sub-Servicing Agreement, dated as of December 17, 2020, by and among the Company and each Securitization Originator, (v) the Pledge and Guaranty, dated as of the December 10, 2020, between the Securitization Parent SPE and the Administrative Agent, and

(vi) the Performance Guaranty, dated as of December 17, 2020, between the Company, as performance guarantor, and the Securitization Administrative Agent (and together with all other certificates, instruments, UCC financing statements, reports, notices, agreements and documents executed or delivered in connection with the Securitization Loan Agreement, the "Securitization Agreements").

The Securitization Borrower, the Company, the Securitization Parent SPE and the Securitization Originators provide customary representations and covenants under the Securitization Agreements. The Securitization Loan Agreement provides for certain events of default upon the occurrence of which the Securitization Administrative Agent may declare the facility's termination date to have occurred and declare the outstanding Securitization Loan and all other obligations of the Securitization Borrower to be immediately due and payable, however the Securitization Facility does not include an ongoing liquidity covenant like the A/R Facility and aligns reporting obligations with the Company's other material indebtedness agreements.

The Securitization Borrower and Securitization Parent SPE were formed in December 2020, and are identified as VIEs and consolidated into the Company's financial statements following VIE consolidation model under ASC 810. The Securitization Borrower and Securitization Parent SPE are bankruptcy remote entities and as such their assets are not available to creditors of the Company or any of its subsidiaries. Each loan under the Securitization Facility bears interest on the unpaid principal amount as follows: (i) if a Base Rate Loan, at a rate per annum equal to (x) the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Adjusted LIBOR Rate (as defined in the Securitization Loan Agreement) plus 1.00%, plus (y) 8.75%; or (ii) if a LIBOR Rate Loan, at the Adjusted LIBOR Rate plus 9.75%.

On June 17, 2022, the Company repaid in full the loans outstanding under the Securitization Facility. The aggregate outstanding principal amount of loans under the Securitization Facility as of such date was approximately $91.9 million. The early termination of the Securitization Facility triggered a prepayment premium of $2.7 million and required payment of approximately $0.5 million and $1.3 million in respect of accrued interest and fees, respectively. All obligations under the Securitization Facility (other than contingent indemnification obligations that expressly survive termination) terminated upon repayment. The Securitization Facility was replaced by the Amended Receivables Purchase Agreement described below. Repayment of the Securitization Facility was treated as an extinguishment of debt under ASC 470-50. Accordingly, the Company wrote off the unamortized balance of $3.3 million of debt issuance costs related to the Securitization Facility. These early termination charges and unamortized balance of the debt issuance cost written off during the year ended December 31, 2022 are reported within Debt modification and extinguishment costs (gain), net within our consolidated statements of operations.

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (the "Amended Receivables Purchase Agreement") under its accounts receivable securitization facility among certain of the Company's subsidiaries, its wholly-owned, "bankruptcy remote" special purpose subsidiaries ("SPEs") and certain global financial institutions ("Purchasers"). The Amended Receivables Purchase Agreement extends the term of the securitization facility such that the SPE may sell certain receivables to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company or the related subsidiaries. On June 17, 2022, the Company sold $85.0 million of its accounts receivable and used the whole proceeds from this sale to repay part of the borrowings from the Securitization Facility (as discussed above). These sales were transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $408.9 million of accounts receivable under this agreement through December 31, 2022. Amount remitted to the Purchaser on their behalf during fiscal year 2022 was $308.7 million. Unsold accounts receivable of $46.5 million were pledged by the SPEs as collateral to the Purchasers as of December 31, 2022. These pledged accounts receivables are included in accounts receivable, net in the consolidated balance sheets. The program resulted in a pre-tax loss of $3.1 million for the year ended December 31, 2022.

The fair value of the sold accounts receivable approximated their book value due to their short-term nature. Sold accounts receivable are presented as a change in receivables within operating activities in the consolidated statements of cash flows.

**Long-Term Debt Outstanding**

As of December 31, 2022 and 2021, the following long-term debt instruments were outstanding:

|  | December 31, 2022 | December 31, 2021 (Restated) |
|---|---|---|
| Other (a) | $ 25,117 | 29,296 |
| Term loan under first lien credit agreement (b) | 71,470 | 89,585 |
| 2023 notes (c) | 22,762 | 22,616 |
| 2026 notes (d) | 908,959 | 801,306 |
| Secured borrowings under BRCC Facility | 68,529 | 115,000 |
| Secured borrowings under Securitization Facility | — | 91,947 |
| Revolving Credit Facility | — | 99,477 |
| Total debt | 1,096,837 | 1,249,227 |
| Less: Current portion of long-term debt | (154,802) | (236,775) |
| Long-term debt, net of current maturities | $ 942,035 | $ 1,012,452 |

(a) Other debt represents outstanding loan balances associated with various hardware, software purchases, maintenance and leasehold improvements along with loans and receivables factoring arrangement entered into by subsidiaries of the Company.

(b) Net of unamortized original issue discount and debt issuance costs of $0.2 million and $0.9 million as of December 31, 2022 and $0.8 million and $2.8 million as of December 31, 2021.

(c) Net of unamortized original issue discount and debt issuance costs of $0.1 million and less than $0.1 million as of December 31, 2022 and $0.2 million and $0.1 million as of December 31, 2021.

(d) Net of unamortized net original issue discount and debt issuance costs of $58.8 million and $12.1 million as of December 31, 2022; and unamortized net debt exchange premium and carried forward debt issuance costs of $15.4 million and $9.0 million as of December 31, 2021.

As of December 31, 2022, maturities of long-term debt are as follows:

|  | Maturity |
|---|---|
| 2023 | $ 156,030 |
| 2024 | 2,940 |
| 2025 | 28,970 |
| 2026 | 980,156 |
| 2027 | 962 |
| Thereafter | — |
| Total long-term debt | 1,169,058 |
| Less: Unamortized discount and debt issuance costs | (72,221) |
|  | $ 1,096,837 |

**12. Income Taxes**

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

For financial reporting purposes, income/ (loss) before income taxes includes the following components:

|  | Year Ended December 31, | | |
|  | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| United States | $ (422,135) | $ (135,299) | $ (158,186) |
| Foreign | 10,754 | 4,565 | (6,760) |
|  | $ (411,381) | $ (130,734) | $ (164,946) |

The provision for federal, state, and foreign income taxes consists of the following:

|  | Year Ended December 31, | | |
|  | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| **Federal** | | | |
| Current | $ — | $ — | $ — |
| Deferred | (1,597) | 5 | 480 |
| **State** | | | |
| Current | 636 | 1,232 | 1,325 |
| Deferred | (123) | 351 | 1,542 |
| **Foreign** | | | |
| Current | 3,416 | 3,775 | 4,318 |
| Deferred | 1,867 | 6,293 | 5,919 |
| **Income Tax Expense** | $ 4,199 | $ 11,656 | $ 13,584 |

The differences between income taxes expected by applying the U.S. federal statutory tax rate of 21% and the amount of income taxes provided for are as follows:

|  | Year Ended December 31, | | |
|  | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| Tax at statutory rate | $ (86,390) | $ (27,454) | $ (34,639) |
| **Add (deduct)** | | | |
| State income taxes | (8,520) | (1,626) | (5,234) |
| Foreign income taxes | 1,290 | 1,567 | (516) |
| Nondeductible goodwill impairment | 34,967 | — | — |
| Cancellation of debt income | 6,429 | (6,429) | — |
| Permanent differences | 1,061 | 359 | 218 |
| Litigation settlement | — | 2 | 71 |
| Changes in valuation allowance | 75,210 | 11,857 | 53,115 |
| Unremitted earnings | 891 | 1,072 | (275) |
| GILTI Inclusion | 639 | — | (4,996) |
| Expiration and reduction of tax attributes | (30,103) | 31,014 | 4,944 |
| Debt related basis differences | 10,994 | — | — |
| Other | (2,269) | 1,294 | 896 |
| **Income Tax Expense** | $ 4,199 | $ 11,656 | $ 13,584 |

The Tax Cuts and Jobs Act ("TCJA") was signed by the President of the United States and enacted into law on December 22, 2017. This overhaul of the US tax law made a number of substantial changes, including the reduction of the corporate tax rate from 35% to 21%, establishing a dividends received deduction for dividends paid by foreign subsidiaries to the US, elimination or limitation of certain deductions (interest, domestic production activities and executive compensation), imposing a mandatory tax on previously unrepatriated earnings accumulated offshore since 1986 and establishing global minimum income tax and base erosion tax provisions related to offshore activities and affiliated party payments.

The TCJA subjects a US shareholder to tax on Global Intangible Low-taxed Income ("GILTI") earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for GILTI, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected the accounting policy to recognize the tax expense related to GILTI in the year the tax is incurred as a period expense. At December 31 2022, the Company has GILTI inclusion of $3.0 million related to current-year operations.

On July 20, 2020, the U.S. Treasury and the Internal Revenue Service issued Final Regulations which will allow an annual election to exclude from the U.S. tax return certain GILTI amounts when the taxes paid by a foreign affiliate exceed 18.9% (90% of U.S. statutory rate of 21%) of the GILTI amount for that foreign affiliate (the "high-tax exception"). These regulations are effective for the 2022 taxable year with an election to apply to any taxable year beginning after 2017. In many of the countries in which the Company operates there are differences between local tax rules used to determine the tax base and the U.S. tax principles used to determine GILTI. Therefore, while many of the countries have a statutory tax rate above the 18.9% threshold, separate affiliates may not meet the 18.9% threshold each year and, as such, may not qualify for this exclusion. The Company plans to make the high-tax exception election for the 2022 tax year resulting in a GILTI inclusion of $0.6 million for the 2022 tax year. Additionally, the Company made the high-tax exception election for 2021 and 2020 on its 2021 and 2020 tax returns and made the election for 2018 by filing an amended tax return. The 2018 amended return resulted in an estimated income tax benefit of $5 million recorded in 2020.

Beginning in 2018, the TCJA also subjects a U.S. shareholder of a controlled foreign corporation to current tax on certain payments from corporations subject to US tax to related foreign persons, also referred to as base erosion and anti-abuse tax ("BEAT"). The BEAT provisions in the Tax Reform Act eliminates the deduction of certain base-erosion payments made to related foreign corporations and impose a minimum tax if greater than regular tax. The Company has recorded no tax liability related to BEAT for the year ended December 31, 2022 and 2021.

On March 27, 2020, Congress enacted the Coronavirus Aid Relief and Economic Security Act ("CARES Act"), in response to the COVID-19 pandemic. The CARES Act contain numerous income tax provisions, including refundable payroll tax credits, 100% utilization of net operating loss (NOL) for taxable income in 2018, 2019 and 2020, 5 years NOL carryback from 2018, 2019 and 2020, interest limitation increase to 50% adjusted taxable income from 30% for tax years beginning January 1, 2019 and 2020, and immediate deduction on qualified improvement costs instead of depreciating them over 39 years.

The components of deferred income tax liabilities and assets are as follows:

| | Year Ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| **Deferred income tax liabilities:** | | |
| Book over tax basis of intangible assets and fixed assets | $ (44,632) | $ (55,449) |
| Unremitted foreign earnings | (8,154) | (7,135) |
| Operating lease and finance lease right-of-use assets | (7,883) | (9,573) |
| Other, net | $ (2,005) | $ (1,584) |
| Total deferred income tax liabilities | (62,674) | (73,741) |
| | | |
| **Deferred income tax assets:** | | |
| Allowance for doubtful accounts and receivable adjustments | $ 2,018 | $ 1,816 |
| Inventory | 3,141 | 2,362 |
| Accrued liabilities | 16,536 | 12,606 |
| Net operating loss and tax credit carryforwards | 156,180 | 141,946 |
| Tax deductible goodwill | 2,534 | 4,424 |
| Disallowed interest deduction | 146,923 | 106,449 |
| Operating lease and finance lease liabilities | 7,981 | 10,211 |
| Other, net | 22,832 | 18,197 |
| Total deferred income tax assets | $ 358,145 | $ 298,011 |
| | | |
| Valuation allowance | (305,168) | (233,755) |
| **Total net deferred income tax assets (liabilities)** | **$ (9,697)** | **$ (9,485)** |

Gross deferred tax assets are reduced by valuation allowances to the extent the Company determines it is not more-likely-than-not the deferred tax assets are expected to be realized. At December 31, 2022, the Company recognized $305.2 million of valuation allowances against gross deferred tax assets primarily related to net operating loss and tax credit carryforwards. Of this amount, approximately $59.6 million and $4.0 million of the total valuation allowance relates to U.S. federal and state limitations, respectively, on the utilization of net operating loss carryforwards due to numerous changes in ownership. Approximately $123.9 million and $16.3 million of the total valuation allowance relates to U.S. federal and state disallowed interest deduction pursuant to the TCJA. The remaining $101.5 million of the valuation allowance relates to non-limited U.S. and non-U.S. net operating losses, capital losses, and tax credits that are not expected to be realizable.

The net change during the year in the total valuation allowance was an increase of $71.4 million primarily related to the increase of deferred tax assets related to disallowed interest deduction.

Section 382 of the Internal Revenue Code of 1986, as amended (the Code), limits the amount of U.S. tax attributes (net operating loss and tax credit carryforwards) following a change in ownership. The Company has determined that an ownership change occurred under Section 382 on April 3, 2014 and October 31, 2014 for the Pangea group and on October 31, 2014 for the SourceHOV Holdings group ("2014 Reorganization"). The Section 382 limitations significantly limit the pre-acquisition Pangea net operating losses. Accordingly, upon the October 31, 2014 change in control, most of the historic Pangea federal net operating losses were limited and a valuation allowance has been established against the related deferred tax asset. With regard to Pangea's foreign subsidiaries, it was determined that most deferred tax assets are not likely to be realized and valuation allowances have been established. The Section 382 limit that applied to the historic SourceHOV LLC group is greater than the net operating losses and tax credits generated in the predecessor periods. For the years ended December 31, 2022 and 2021, the Company determined an ownership change occurred on August 5, 2022, March 15, 2021 and another successive ownership change occurred on December 8, 2021. The Company can increase its annual Section 382 limitation for the amount of recognized built-in gain ("RBIG") pursuant to the application of Notice 2003-65. The Company determined the annual Section 382 limitation should enable the Company to utilize all its NOL and credit carryforwards, therefore, no additional valuation allowances were established relating to Section 382 limitations other than the pre-2014 Section 382 limitations that applied.

Under the debt buy-back program a substantial amount of the Company's debt was extinguished. Absent an exception, a debtor recognizes cancelation of debt income ("CODI") upon discharge of its outstanding indebtedness for an amount of consideration that is less than the outstanding debt. The Internal Revenue Code of 1986, as amended, (the Code), provides that a debtor may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of CODI. For the year ended December 31, 2022 and 2021, the Company excluded $8.7 million and $20.6 million, respectively, of CODI from taxable income and reduced the gross U.S. federal net operating loss by the corresponding amount.

Included in deferred tax assets are federal, foreign and state net operating loss carryforwards, federal capital loss carryforwards, federal general business credit carryforwards and state tax credit carryforwards due to expire beginning in 2022 through 2041. As of December 31, 2022, the Company has federal and state income tax net operating loss (NOL) carryforwards of $519.4 million and 456.7 million, which will expire at various dates from 2023 through 2041, and $22.2 million of federal NOLs and $78.8 million of state NOLs that carry forward indefinitely. Such NOL carryforwards expire as follows:

| | Federal NOL | State and Local NOL |
|---|---|---|
| 2023 – 2027 | $ 154,719 | $ 59,917 |
| 2028 – 2032 | 100,776 | 89,062 |
| 2033 – 2041 | 241,754 | 228,914 |
| Indefinite | 22,186 | 78,847 |
| | $ 519,435 | $ 456,740 |

As of December 31, 2022, the Company has foreign net operating loss carryforwards of $17.3 million, $0.1 million of which were generated by Exela Poland, $0.2 million were generated in Hungary and Serbia, $0.6 million is generated in Netherlands, $0.2 million is generated in Finland, and will expire in 2026, 2027, 2028 and 2032, respectively. The remainder of the foreign net operating losses will be carried forward indefinitely.

The Company adopted the provision of accounting for uncertainty in income taxes in the Topic of the ASC 740. ASC 740 clarifies the accounting for uncertain tax positions in the Company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on tax returns. The total amount of unrecognized tax benefits, exclusive of interest and penalties, is $2.2 million, $2.1 million and $1.8 million at December 31, 2022, 2021, and 2020, respectively. Included in the balance of unrecognized tax benefits as of December 31, 2022, 2021 and 2020 are $0.8 million, $0.8 million and $0.7 million, respectively, of tax benefits that, if recognized, would benefit the effective tax rate. Total accrued interest and penalties recorded on the Consolidated Balance Sheet were $2.0 million, $2.4 million and $2.1 million at December 31, 2022, 2021, and 2020, respectively. The total amount of interest and penalties recognized in the consolidated statement of operations at December 31, 2022, 2021 and 2020 was $(0.4) million, $(0.3) million and $(0.0) million, respectively.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Unrecognized tax benefits—January 1** | $ 2,077 | $ 1,836 | $ 4,314 |
| Gross increases—tax positions in prior period | — | — | (21) |
| Gross decreases—tax positions in prior period | (20) | (129) | (2,608) |
| Gross increases—tax positions in current period | 106 | 460 | 151 |
| Settlement | — | (90) | — |
| **Unrecognized tax benefits—December 31** | $ 2,163 | $ 2,077 | $ 1,836 |

The Company files income tax returns in the U.S. and various state and foreign jurisdictions. The statute of limitations for U.S. purposes is open for tax years ending on or after December 31, 2017, However, NOLs generated in years prior to 2016 and utilized in future periods may be subject to examination by U.S. tax authorities. State jurisdictions that remain subject to examination are not considered significant. The Company has significant foreign operations in India and EMEA. The Company may be subject to examination by the India tax authorities for tax periods ending on or after March 31, 2014.

At December 31, 2022, the Company maintains its prior indefinite reinvestment assertion on undistributed earnings related to certain foreign subsidiaries. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $153.4 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. However, the Company does not indefinitely reinvest earnings in Canada, China, India, Mexico and Philippines. The Company recorded $7.9 million and $7.1 million of foreign withholding taxes on the undistributed earnings of these jurisdictions at December 31, 2022 and 2021, respectively. The Company recorded $0.8 million deferred expense, $1.1 million of deferred expense and $0.3 million of deferred benefit in the consolidated statement of operations at December 31, 2022, 2021 and 2020, respectively. The foreign withholding taxes deferred expense recorded in the current year is attributable to the current year undistributed earnings.

## 13. Employee Benefit Plans

### German Pension Plan

The Company's subsidiary in Germany provides pension benefits to certain retirees. Employees eligible for participation include all employees who started working for the Company or its predecessors prior to September 30, 1987 and have finished a qualifying period of at least 10 years. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. The German pension plan is an unfunded plan and therefore has no plan assets. No new employees are registered under this plan and the participants who are already eligible to receive benefits under this plan are no longer employees of the Company.

### U.K. Pension Plan

The Company's subsidiary in the United Kingdom provides pension benefits to certain retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to October 2001. A retirement pension or a lump-sum payment may be paid dependent upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants as at the earlier of two dates, the participants leaving the Company or December 31, 2015.

The expected rate of return assumptions for plan assets relate solely to the UK plan and are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. The Company assumed a weighted average expected long-term rate on plan assets of 2.72%.

### Norway Pension Plan

The Company's subsidiary in Norway provides pension benefits to eligible retirees and eligible dependents. Employees eligible for participation include all employees who were more than three years from retirement prior to March 2018. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants as at the later of two dates, the participants leaving the Company or April 30, 2018.

### Asterion Pension Plan

The Company acquired in 2018 through the Asterion Business Combination the obligation to provide pension benefits to eligible retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to July 2003. A retirement pension or a lump-sum payment may be paid dependent upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants as at the earlier of two dates, the participants leaving the Company or April 10, 2018.

**Funded Status**

The change in benefit obligations, the change in the fair value of the plan assets and the funded status of the Company's pension plans (except for the German pension plan which is unfunded) and the amounts recognized in the Company's consolidated financial statements are as follows:

|  | Year ended December, | |
|  | 2022 | 2021 |
|---|---|---|
| Change in Benefit Obligation: | | |
| Benefit obligation at beginning of period | $ 117,472 | $ 122,011 |
| Service cost | 53 | 68 |
| Interest cost | 1,910 | 1,686 |
| Actuarial gain | (44,778) | (2,296) |
| Plan amendments | 149 | (28) |
| Plan curtailment | — | 98 |
| Benefits paid | (1,915) | (2,497) |
| Foreign-exchange rate changes | (11,159) | (1,570) |
| Benefit obligation at end of year | $ 61,732 | $ 117,472 |
| | | |
| Change in Plan Assets: | | |
| Fair value of plan assets at beginning of period | $ 89,972 | $ 87,215 |
| Actual return on plan assets | (36,679) | 2,950 |
| Employer contributions | 2,866 | 3,189 |
| Plan participants' contributions | — | 16 |
| Benefits paid | (1,818) | (2,393) |
| Foreign-exchange rate changes | (8,647) | (1,005) |
| Fair value of plan assets at end of year | 45,694 | 89,972 |
| Funded status at end of year | $ (16,038) | $ (27,500) |
| | | |
| Net amount recognized in the Consolidated Balance Sheets: | | |
| Pension liability, net (a) | $ (16,917) | $ (28,383) |
| Amounts recognized in accumulated other comprehensive loss, net of tax consist of: | | |
| Net actuarial loss | (3,583) | (10,946) |
| Net amount recognized in accumulated other comprehensive loss, net of tax | $ (3,583) | $ (10,946) |
| | | |
| Plans with underfunded or non-funded accumulated benefit obligation: | | |
| Aggregate projected benefit obligation | $ 61,732 | $ 117,472 |
| Aggregate accumulated benefit obligation | $ 61,732 | $ 117,472 |
| Aggregate fair value of plan assets | $ 45,694 | $ 89,972 |

(a) Consolidated balance of $16.9 million as of December 31, 2022 includes pension liabilities of $13.7 million, $1.7 million, $1.2 million and $(0.6) million under U.K., Asterion, German and Norway pension plans, respectively, and minimum regulatory benefit for a Philippines legal entity of $0.8 million. Consolidated balance of $28.4 million as of December 31, 2021 includes pension liabilities of $23.0 million, $2.5 million, $2.1 million and less than $0.1 million under U.K., Asterion, German and Norway pension plans, respectively, and minimum regulatory benefit for a Philippines legal entity of $0.7 million.

## Tax Effect on Accumulated Other Comprehensive Loss

As of December 31, 2022 and 2021, the Company recorded actuarial losses of $3.6 million and $10.9 million, respectively, which is net of a deferred tax benefit of $2.0 million for each period.

## Pension and Postretirement Expense

The components of the net periodic benefit cost are as follows:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Service cost | $ 53 | $ 68 | $ 74 |
| Interest cost | 1,910 | 1,686 | 1,984 |
| Expected return on plan assets | (2,856) | (2,410) | (2,530) |
| Amortization: | | | |
| Amortization of prior service cost | 273 | 224 | 150 |
| Amortization of net loss | 1,616 | 3,340 | 1,739 |
| Settlement loss | — | — | 552 |
| Net periodic benefit cost | $ 996 | $ 2,908 | $ 1,969 |

## Valuation

The Company uses the corridor approach and projected unit credit method in the valuation of its defined benefit plans for the UK, Germany, and Norway respectively. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over 9 years. Similarly, the Company used the Projected Unit Credit Method for the German Plan, and evaluated the assumptions used to derive the related benefit obligations consisting primarily of financial and demographic assumptions including commencement of employment, biometric decrement tables, retirement age, staff turnover. The projected unit credit method determines the present value of the Company's defined benefit obligations and related service costs by taking into account each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately in building up the final obligation. Benefit is attributed to periods of service using the plan's benefit formula, unless an employee's service in later years will lead to a materially higher of benefit than in earlier years, in which case a straight-line basis is used.

The following tables set forth the principal actuarial assumptions used to determine benefit obligation and net periodic benefit costs:

| | December 31, | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 |
| | UK | | Germany | | Norway | | Asterion | |
| Weighted-average assumptions used to determine benefit obligations: | | | | | | | | |
| Discount rate | 5.00 % | 1.80 % | 3.80 % | 1.00 % | 3.00 % | 1.90 % | 3.80 % | 1.13 % |
| Rate of compensation increase | N/A | N/A | N/A | N/A | 3.50 % | 2.75 % | N/A | N/A |
| Weighted-average assumptions used to determine net periodic benefit cost: | | | | | | | | |
| Discount rate | 1.80 % | 1.40 % | 3.80 % | 1.00 % | 3.00 % | 1.90 % | 3.80 % | 1.13 % |
| Expected asset return | 3.45 % | 2.72 % | N/A % | N/A % | 4.15 % | 3.10 % | 3.80 % | 1.13 % |
| Rate of compensation increase | N/A | N/A | N/A | N/A | 3.50 % | 2.75 % | N/A | N/A |

The Germany plan is an unfunded plan and therefore has no plan assets. The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (10 to 20 years) encompassing many business and economic cycles. Adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

The Company assumed a weighted average expected long-term rate of return on plan assets for the overall scheme of 3.49%. The Company's long-term expected rate of return on cash is determined by reference to UK government 10 year bond yields at the balance sheet dates. The long-term expected return on bonds is determined by reference to corporate bond yields at the balance sheet date. The long-term expected rate of return on equities and diversified growth funds is based on the rate of return on UK long dated government bonds with an allowance for out-performance. The long-term expected rate of return on the liability driven investments holdings is determined by reference to UK government 20 year bond yields at the balance sheet date.

The discount rate assumption was developed considering the current yield on an investment grade non-gilt index with an adjustment to the yield to match the average duration of the index with the average duration of the plan's liabilities. The index utilized reflected the market's yield requirements for these types of investments.

The inflation rate assumption was developed considering the difference in yields between a long-term government stocks index and a long-term index-linked stocks index. This difference was modified to consider the depression of the yield on index-linked stocks due to the shortage of supply and high demand, the premium for inflation above the expectation built into the yield on fixed-interest stocks and the government's target rate for inflation (CPI) at 2.3%. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions which, due to the time scale covered, may not necessarily be borne out in practice.

## Plan Assets

The investment objective for the plan is to earn, over moving fifteen to twenty year periods, the long-term expected rate of return, net of investment fees and transaction costs, to satisfy the benefit obligations of the plan, while at the same time maintaining sufficient liquidity to pay benefit obligations and proper expenses, and meet any other cash needs, in the short-to medium-term.

The Company's investment policy related to the defined benefit plan is to continue to maintain investments in government gilts and highly rated bonds as a means to reduce the overall risk of assets held in the fund. No specific targeted allocation percentages have been set by category, but are set at the direction and discretion of the plan trustees. The weighted average allocation of plan assets by asset category is as follows:

| | December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| U.K. and other international equities | 27.0 % | 32.8 % | 31.4 % |
| U.K. government and corporate bonds | 5.5 | 2.5 | 2.7 |
| Diversified growth fund | 18.5 | 25.7 | 21.0 |
| Liability driven investments | 44.3 | 34.6 | 40.6 |
| Multi-asset credit fund | 4.7 | 4.4 | 4.3 |
| Total | 100.0 % | 100.0 % | 100.0 % |

The following tables set forth, by category and within the fair value hierarchy, the fair value of the Company's pension assets at December 31, 2022 and 2021:

| | December 31, 2022 | | | |
| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Asset Category: | | | | |
| Cash | $ 932 | $ 932 | $ — | $ — |
| Equity funds: | | | | |
| U.K. | — | — | — | — |
| Other international | 11,399 | — | 11,399 | — |
| Fixed income securities: | | | | |
| Corporate bonds / U.K. Gilts | 2,529 | — | 2,529 | — |
| Other investments: | | | | |
| Diversified growth fund | 8,417 | — | 8,417 | — |
| Liability driven investments | 20,258 | — | 20,258 | — |
| Multi-asset credit fund | 2,158 | — | 2,158 | — |
| Total fair value | $ 45,693 | $ 932 | $ 44,761 | $ — |

| | December 31, 2021 | | | |
| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Asset Category: | | | | |
| Cash | $ 149 | $ 149 | $ — | $ — |
| Equity funds: | | | | |
| U.K. | 17,423 | — | 17,423 | — |
| Other international | 11,909 | — | 11,909 | — |
| Fixed income securities: | | | | |
| Corporate bonds / U.K. Gilts | 2,292 | — | 2,292 | — |
| Other investments: | | | | |
| Diversified growth fund | 23,122 | — | 23,122 | — |
| Liability driven investments | 31,158 | — | 31,158 | — |
| Multi-asset credit fund | 3,919 | — | 3,919 | — |
| Total fair value | $ 89,972 | $ 149 | $ 89,823 | $ — |

The plan assets are categorized as follows, as applicable:

Level 1: Any asset for which a unit price is available and used without adjustment, cash balances, etc.

Level 2: Any asset for which the amount disclosed is based on market data, for example a fair value measurement based on a present value technique (where all calculation inputs are based on data).

Level 3: Other assets. For example, any asset value with a fair value adjustment made not based on available indices or data.

**Employer Contributions**

The Company's funding is based on governmental requirements and differs from those methods used to recognize pension expense. The Company made contributions of $2.9 million and $3.2 million to its pension plans during the years ended December 31, 2022 and 2021, respectively. The Company has fully funded the pension plans for 2022 based on current plan provisions. The Company expects to contribute $2.7 million to the pension plans during 2023, based on current plan provisions.

**Estimated Future Benefit Payments**

The estimated future pension benefit payments expected to be paid to plan participants are as follows:

| | Estimated Benefit Payments |
|---|---|
| **Year ended December 31,** | |
| 2023 | $ 1,872 |
| 2024 | 2,067 |
| 2025 | 2,656 |
| 2026 | 2,674 |
| 2027 | 2,978 |
| 2028 – 2032 | 13,615 |
| Total | $ 25,862 |

## 14. Commitments and Contingencies

### Litigation

The Company is, from time to time, involved in certain legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although management cannot predict the outcomes of these matters, management does not believe these actions will have a material, adverse effect on the Company's consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

### Appraisal Action

On March 26, 2020, the Delaware Court of Chancery entered a judgment against the Company's subsidiary SourceHOV Holdings, Inc. ("SourceHOV") in the amount of $57.7 million inclusive of costs and interest arising out of the petition for appraisal pursuant to 8 Del. C. § 262 in the Delaware Court of Chancery, captioned Manichaean Capital, LLC, et al. v. SourceHOV Holdings, Inc., C.A. No. 2017 0673 JRS (the "Appraisal Action"). The Appraisal Action arose out of a preliminary transaction in connection with the acquisition of SourceHOV and Novitex Holdings, Inc., by Quinpario in July 2017 ("Novitex Business Combination"), and the petitioners sought, among other things, a determination of the fair value of their SourceHOV shares at the time of the Novitex Business Combination; an order that SourceHOV pay that value to the petitioners, together with interest at the statutory rate; and an award of costs, attorneys' fees, and other expenses. On December 31, 2021, the Company agreed to settle the Appraisal Action along with a separate case brought by the same plaintiffs for $63.4 million. Accordingly as of December 31, 2021, the Company accrued a liability of $63.4 million for these matters, all of which had been paid as of December 31, 2022, and accordingly the Company has no further liability for the Appraisal Action.

### Adverse Arbitration Order

In April 2020, one of the Company's Nordic subsidiaries commenced an arbitration in Finland against a customer alleging breach of contract and other damages in connection with an outsourcing services agreement and transition services agreement executed in 2017. In September 2020, the customer submitted counterclaims against the Company in an aggregate amount in excess of €10.0 million. Following an expedited arbitration, in late November 2020, the arbitrator awarded the customer approximately $13.0 million in the aggregate for the counterclaimed damages and costs. The Company filed an application to annul the award in late January 2021 with the relevant court asserting, among other bases, that the arbitrator violated due process and procedural rules by disallowing the Company's witness and expert testimony and maintaining the expedited format following the assertion of significant counterclaims which would ordinarily have required the application of normal rather than expedited rules. On May 28, 2021, the parties entered into a settlement agreement resolving this dispute for a total of $8.8 million including the reimbursement of certain third party charges. As of December 31, 2022 and 2021, there was a net outstanding balance of $1.6 million and $3.3 million, respectively for this matter included in Accrued liabilities on our consolidated balance sheets.

**Contract-Related Contingencies**

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

## 15. Fair Value Measurement

**Assets and Liabilities Measured at Fair Value**

The carrying amount of assets and liabilities including cash and cash equivalents, accounts receivable, accounts payable and current portion of other debt approximated their fair value as of December 31, 2022 and 2021, due to the relative short maturity of these instruments. Management estimates the fair values of the secured term loan, secured 2023 notes and secured 2026 notes at approximately 64.0%, 65.0% and 15.5% respectively, of the respective principal balance outstanding as of December 31, 2022. The fair values of secured borrowings under the Company's securitization facility and BRCC facility are equal to the respective carrying values. Other debt represents the Company's outstanding loan balances associated with various hardware, software purchases, maintenance and leasehold improvements along with loans and receivables factoring arrangement entered into by subsidiaries of the Company and as such, the cost incurred would approximate fair value. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

The Company determined the fair value of its long-term debt and current portion of long-term debts using Level 2 inputs including the recent issue of the debt, the Company's credit rating, and the current risk-free rate.

The following table provides the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2022 and December 31, 2021:

| As of December 31, 2022 | Carrying Amount | Fair Value | Fair Value Measurements | | |
| | | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Recurring assets and liabilities:** | | | | | |
| Long-term debt | $ 942,035 | $ 184,968 | $ — | $ 184,968 | $ — |
| Current portion of long-term debts | 154,802 | 121,893 | — | 121,893 | — |
| **Nonrecurring assets and liabilities:** | | | | | |
| Goodwill | 186,802 | 186,802 | — | — | 186,802 |

| As of December 31, 2021 | Carrying Amount | Fair Value | Fair Value Measurements | | |
| | | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Recurring assets and liabilities:** | | | | | |
| Long-term debt | $ 1,012,452 | $ 803,668 | $ — | $ 803,668 | $ — |
| **Nonrecurring assets and liabilities:** | | | | | |
| Goodwill | 358,323 | 358,323 | — | — | 358,323 |

## 16. Stock-Based Compensation

**Exela 2018 Stock Incentive Plan**

On January 17, 2018, Exela's 2018 Stock Incentive Plan (the "2018 Plan") became effective. The 2018 Plan provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other stock-based compensation to eligible participants. The Company was initially authorized to issue up to 138,729 shares of Common Stock under the 2018 Plan. On June 27, 2022, the shareholders of the Company approved our Amended and Restated 2018 Stock Incentive Plan increasing the number of shares of Common Stock reserved for issuance from an original 138,729 shares to 892,404.

**Restricted Stock Unit Grants**

Restricted stock unit awards generally vest ratably over a one to two year period. Restricted stock units are subject to forfeiture if employment terminates prior to vesting and are expensed ratably over the vesting period.

A summary of restricted stock unit activities under the 2018 Plan for the year ended December 31, 2022 is summarized in the following table:

| | Number of Units | | Weighted Average Grant Date Fair Value | Average Remaining Contractual Life (Years) | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|---|
| Outstanding Balance as of December 31, 2021 | 68,450 | $ | 34.95 | 0.11 | $ | 2,393 |
| Granted | — | | — | | | |
| Forfeited | — | | — | | | |
| Vested | (66,935) | | 35.00 | | | |
| Outstanding Balance as of December 31, 2022 | 1,515 | $ | 33.00 | 0.41 | $ | 50 |

Certain RSUs that vested during the year ended December 31, 2022 were net-share settled such that the Company withheld shares with value equivalent to the employee's minimum statutory obligation for applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. The total shares withheld were 8,998 shares and were based on the value of the RSUs on their respective vesting dates as determined by the Company's closing stock price. Total payment for the employee's tax obligations to taxing authorities was $0.1 million and is reflected as a financing activity within the consolidated statements of cash flows.

**Options**

Under the 2018 Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire 10 years from the grant date. Options granted under the 2018 Plan generally require no less than a two or four year ratable vesting period. Stock option activity for the year 2021 is summarized in the following table:

| | Outstanding | | Weighted Average Grant Date Fair Value | | Weighted Average Exercise Price | Average Remaining Vesting Period (Years) | | Aggregate Intrinsic Value (2) |
|---|---|---|---|---|---|---|---|---|
| Outstanding Balance as of December 31, 2021 | 72,265 | $ | 112.60 | $ | 235.69 | 0.69 | $ | — |
| Granted | — | | — | | | | | |
| Exercised | — | | — | | | | | |
| Forfeited | (1,881) | | 106.16 | | | | | |
| Expired | — | | — | | | | | |
| Outstanding Balance as of December 31, 2022 (1) | 70,384 | $ | 112.77 | $ | 235.59 | 0.20 | $ | — |

(1) 52,158 of the outstanding options are exercisable as of December 31, 2022.
(2) Exercise prices of all of the outstanding options as of December 31, 2022 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of December 31, 2022, there was approximately $0.2 million of total unrecognized compensation expense related to non-vested restricted stock unit awards and stock option awards under the 2018 Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within Selling, general, and administrative expenses. The Company incurred total compensation expense of $1.0 million, $2.7 million, and $2.8

million related to restricted stock unit awards and stock option awards under the 2018 Plan awards for the years ended December 31, 2022, 2021, and 2020, respectively. The Company reversed compensation expense of $0.6 million on account of agreed cancellation of Common Stock issued for Director's vested restricted stock units during the year ended December 31, 2022.

**Market Performance Units**

On September 14, 2021, the Company granted its Executive Chairman performance units with a market performance condition, which are notional units representing the right to receive one share of Common Stock (or the cash value of one share of Common Stock). Until such time that the Company obtained the approval of the stockholders of the Company regarding an increase to the number of shares authorized for issuance under its 2018 Plan in accordance with Nasdaq Listing Rule 5635(a), these performance units would be settled in cash, and following such shareholder approval, at the election of the compensation committee of the Company, might be settled in cash or in shares of Common Stock. The performance units provide that until an increase to the share reserve is approved, such performance units are subject to the terms and conditions of the 2018 Plan as though granted thereunder, but not be considered an award that is outstanding under the plan, and following such time that the plan amendment is approved, constitute an award under the 2018 Plan.

Fifty percent of the performance units covered by the award will vest if, at any time during the period commencing September 14, 2021 and ending June 30, 2024, the volume weighted average of the reported closing price of the Company's Common Stock is $200 per share or greater on (x) 60 consecutive trading days or (y) 90 non-consecutive trading days in any 180 day period (the "Tranche 1"). In addition, the remaining 50% of the performance units will vest if, at any time during the period commencing September 14, 2021 and ending June 30, 2025, the volume weighted average of the reported closing prices of the Company's Common Stock is $400 per share or greater on (x) 60 consecutive trading days or (y) 90 non-consecutive trading days in any 180 day period (the "Tranche 2"). Any Tranche 1 and Tranche 2 units that are not earned by June 30, 2024 and June 30, 2025, respectively, will be forfeited for no consideration and will no longer be eligible to vest. In addition, if a change in control occurs prior to the applicable expiration date, if the performance units are assumed by the acquirer, the units will remain outstanding and eligible to vest based solely on his continued service to the Company. If in connection with such change in control the performance units are not assumed by an acquirer, a number of performance units will vest based on the per share price paid in the transaction, with 0% vesting if the per share price is equal to or less than $40.00 per share, and 100% of the Tranche 1 vesting if the per share price is equal to or greater than $200 and 100% of the Tranche 2 vesting if the per share price is equal to or greater than $400, and a number of Tranche 1 and Tranche 2 vesting determined based on a straight line interpolation if the share price is between $40.00 and $200.00 or $400.00, respectively. In addition, if there is a change in control that is principally negotiated and approved by, and recommended to the Company's shareholders by, a special committee of independent directors which committee does not include the Executive Chairman, and neither he nor any of his affiliates is directly or indirectly an equity holder of the acquiring Company, and the Tranche 1 are not assumed by an acquirer in connection with such transaction, all of his then unvested Tranche 1 will vest, and the Tranche 2 would be eligible for the pro rata vesting described above. The Executive Chairman will remain eligible to earn his performance units so long as he remains employed with the Company as Executive Chairman through December 31, 2023 and following such date he remains engaged with the Company in any capacity, including as a non-employee director.

On June 27, 2022, the Company obtained the approval of the stockholders of the Company for the 2018 Plan amendment regarding an increase to the number of shares authorized for issuance under its 2018 Plan. After approval of the amended and restated 2018 Plan, the performance units are an award that is outstanding under the amended and restated 2018 Plan. Therefore, the performance units may be settled in cash or in shares of Common Stock of the Company at the election of the compensation committee of the Company.

The fair value of per unit of the awards was determined to be $29.60 and $30.20 for Tranche 1 and Tranche 2, respectively, on the grant date by application of the Monte Carlo simulation model. Until December 31, 2021, the performance units were cash-settled awards and therefore accounted for as a liability classified award. On December 31, 2021, upon the approval of the amended and restated 2018 Plan, the performance units may be settled in cash or in shares of Common Stock of the Company at the election of the compensation committee of the Company, therefore the award was reclassified to equity. On December 31, 2021, the modification date fair value of per unit of the awards was determined to be $8.80 and $9.40 for Tranche 1 and Tranche 2, respectively, by application of the Monte Carlo simulation model.

The following table summarizes the activity for the market performance restricted stock units for the year ended December 31, 2022:

| | Number of Units | | Weighted Average Fair Value | Weighted Average Period Over Which Expected to be Recognized |
|---|---|---|---|---|
| Outstanding Balance as of December 31, 2021 | 425,000 | $ | 9.10 | 2.98 |
| Granted | — | | — | |
| Forfeited | — | | — | |
| Vested | — | | — | |
| Outstanding Balance as of December 31, 2022 | 425,000 | $ | 9.10 | 2.98 |

As of December 31, 2022, there was approximately $1.8 million of total unrecognized compensation expense related to non-vested performance unit awards, which will be recognized over the remaining requisite service period. We recognized $0.9 million and $1.2 million compensation expense associated with the performance unit award for the years ended December 31, 2022 and 2021, respectively.

## 17. Stockholders' Equity

The following description summarizes the material terms and provisions of the securities that the Company has authorized.

### Common Stock

The Company is authorized to issue 1,600,000,000 shares of Common Stock. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our Common Stock and Tandem Preferred Stock (that provides a vote to holders of our Series B Preferred Stock, as described below) possess all voting power for the election of our Board of Directors (the "Board") and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of Exela stockholders. Holders of our Common Stock are entitled to one vote per share on matters to be voted on by stockholders. Holders of our Common Stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. The holders of the Common Stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock. As of December 31, 2022 and December 31, 2021, there were 278,655,235 and 13,259,748 shares of Common Stock outstanding, respectively.

*Reverse Stock Split*

On July 25, 2022, we effected the one-for-twenty Reverse Stock Split of our issued and outstanding shares of Common Stock. As a result of the Reverse Stock Split every twenty (20) shares of Common Stock issued and outstanding were automatically combined into one (1) share of issued and outstanding Common Stock, without any change in the par value per share. All information related to Common Stock, stock options, restricted stock units, warrants and earnings per share have been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented.

Giving effect to the Reverse Stock Split the Company's issued and outstanding stock decreased from 265,194,961 to 13,259,748 as at December 31, 2021.

*Common Stock At-The-Market Sales Program*

On May 27, 2021, the Company entered into an At Market Issuance Sales Agreement ("First ATM Agreement") with B. Riley Securities, Inc. ("B. Riley") and Cantor Fitzgerald & Co. ("Cantor"), as distribution agents, under which the Company may offer and sell shares of the Company's Common Stock from time to time through the Distribution Agents, acting as sales agent or principal. On September 30, 2021, the Company entered into a second At Market Issuance Sales Agreement with B. Riley, BNP Paribas Securities Corp., Cantor, Mizuho Securities USA LLC and Needham & Company, LLC, as distribution agents (together with the First ATM Agreement, the "ATM Agreement").

Sales of the shares of Common Stock under the ATM Agreement, have been in "at the market offerings" as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through the Nasdaq or on any other existing trading market for the Common Stock, as applicable, or to or through a market maker or any other method permitted by law, including, without limitation, negotiated transactions and block trades. Shares of Common Stock sold under the ATM Agreement have been offered pursuant to the Company's Registration Statement on Form S-3 (File No. 333-255707), filed with the SEC on May 3, 2021, and declared effective on May 12, 2021 and the Company's Registration Statement on Form S-3 (File No. 333-263909), filed with the SEC on March 28, 2022, and declared effective on May 10, 2022, and the prospectuses and related prospectus supplements included therein for sales of shares of Common Stock as follows:

| Supplement | Period | Number of Shares Sold | Weighted Average Price Per Share | Gross Proceeds | Net Proceeds |
|---|---|---|---|---|---|
| Prospectus supplement dated May 27, 2021 with an aggregate offering price of up to $100.0 million ("Common ATM Program–1") | May 28, 2021 through July 1, 2021 | 2,471,185 | $40.164 | $99.3 million | $95.7 million |
| Prospectus supplement dated June 30, 2021 with an aggregate offering price of up to $150.0 million ("Common ATM Program–2") | June 30, 2021 through September 2, 2021 | 2,879,023 | $52.069 | $149.9 million | $144.4 million |
| Prospectus supplement dated September 30, 2021 with an aggregate offering price of up to $250.0 million ("Common ATM Program–3") | October 6, 2021 through March 31, 2022 | 16,743,797 | $14.931 | $250.0 million | $241.0 million |
| Prospectus supplement dated May 23, 2022 with an aggregate offering price of up to $250.0 million ("Common ATM Program–4") | May 24, 2022 through December 31, 2022 | 256,887,619 | $0.612 | $157.1 million | $152.3 million |

Due to the late filing of this Annual Report the Company expects to lose eligibility to use Form S-3 for twelve full calendar months following the date this Annual Report was due.

*Share Buyback Program*

On August 10, 2022, the Company's Board authorized a share buyback program (the "2022 Share Buyback Program"), pursuant to which the Company was permitted to repurchase up to 10,000,000 shares of Common Stock over the next two-year period. The 2022 Share Buyback Program does not obligate the Company to repurchase any shares of Common Stock. During the year ended December 31, 2022, we repurchased and concurrently retired 357,461 shares of Common Stock at an average share price of $1.348 per share pursuant to the 2022 Share Buyback Program.

The Company records such stock repurchases as a reduction to stockholders' equity. The Company allocates the excess of the repurchase price over the par value of shares acquired to Accumulated Deficit and Additional Paid-in Capital. The portion allocated to Additional Paid-in Capital is determined by dividing the number of shares to be retired by the number of shares issued multiplied by the balance of Additional Paid-in Capital as of the retirement date.

**Series A Preferred Stock**

The Company is authorized to issue 20,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board. The Company has designated 2,800,000 shares of its authorized preferred stock as Series A Preferred Stock. At December 31, 2022 and December 31, 2021, the Company had 2,778,111 shares of Series A Preferred Stock outstanding. The par value of the Series A Preferred Stock is $0.0001 per share. Each share of Series A Preferred Stock is convertible at the holder's option, at any time into the number of shares of Common Stock determined as of the date of conversion using a certain conversion formula that takes into account the amount of Liquidation Preference per share as adjusted for accrued but unpaid dividends, as described below. As of December 31, 2022, after taking into account the effect of the Reverse Stock Split, each outstanding share of Series A Preferred Stock was convertible into 0.0263 shares of Common Stock using this conversion formula. Accordingly, as of December 31, 2022, 73,058 shares of Common Stock were issuable upon conversion of the remaining 2,778,111 shares of Series A Preferred Stock.

Holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate per annum of 10% of the dollar amount of per share liquidation preference (plus accumulated but unpaid dividends, the "Series A Liquidation Preference") per share of Series A Preferred Stock, paid or accrued quarterly in arrears on the 15th day of each March, June, September and December. From the issue date through December 31, 2022, the amount of all accrued but unpaid dividends on the Series A Preferred Stock have been added to the Series A Liquidation Preference. The Company shall add the amount of all accrued but unpaid dividends on each quarterly dividend payment date to the Series A Liquidation Preference, except to the extent the Company elects to make all or any portion of such payment in cash on or prior to the applicable dividend payment date, in which case, the amount of the accrued but unpaid dividends that is added to the Series A Liquidation Preference shall be reduced on a dollar-for-dollar basis by the amount of any such cash payment. The Company is not required to make any payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of Series A Preferred Stock or for dividends on the shares of Common Stock issued upon conversion of such shares. The dividend accumulation for the years ended December 31, 2022 and 2021 was $3.6 million and $1.6 million, respectively as reflected on the Consolidated Statement of Operations. As of December 31, 2022, the total accumulated but unpaid dividends on the Series A Preferred Stock since inception on July 12, 2017 was $15.9 million. The per share average of cumulative preferred dividends is $5.7.

In addition, holders of the Series A Preferred Stock will participate in any dividend or distribution of cash or other property paid in respect of the Common Stock pro rata with the holders of the Common Stock (other than certain dividends or distributions that trigger an adjustment to the conversion rate, as described in the Certificate of Designations), as if all shares of Series A Preferred Stock had been converted into Common Stock immediately prior to the date on which such holders of the Common Stock became entitled to such dividend or distribution.

**Series B Preferred Stock and Tandem Preferred Stock**

In two separate exchange offers made on February 24, 2022 (the "First Share Exchange Offer") and May 2, 2022 (the "Second Share Exchange Offer"), the Company offered its common stockholders the opportunity to exchange shares of Common Stock for its Series B Preferred Stock, par value $0.0001 per share, with each 20 shares of Common Stock being exchangeable for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share (without giving effect to the Reverse Stock Split). On March 11, 2022, the Company designated 5,000,000 shares of its authorized and unissued preferred stock as Series B Preferred Stock and filed a Certificate of Designation of Series B Preferred Stock of Exela Technologies Inc., or the Series B Certificate of Designation. The First Share Exchange Offer expired on March 10, 2022, and 18,006,560 shares of Common Stock were validly tendered for exchange (without giving effect to the Reverse Stock Split). On March 11, 2022, the Company issued a total of 900,328 shares of Series B Preferred Stock in exchange of all such tendered and accepted shares of Common Stock. The Second Share Exchange Offer expired on May 17, 2022, and 42,591,440 shares of Common Stock were validly tendered for exchange (without giving effect to the Reverse Stock Split). On May 18, 2022, the Company issued a total of 2,129,572 shares of Series B Preferred Stock in exchange of all such tendered and accepted shares of Common Stock. The tendered and accepted shares of Common Stock were cancelled. The Series B Preferred Stock are listed on the Nasdaq under the symbol "XELAP".

At December 31, 2022, the Company had 3,029,900 shares of Series B Preferred Stock outstanding. Each share of Series B Preferred Stock is convertible at the holder's option, at any time into the number of shares of Common Stock determined as of the date of conversion using a certain conversion formula that takes into account the amount of liquidation preference per share as adjusted for accrued but unpaid dividends, as described below. As of December 31, 2022, after taking into account the effect of the Reverse Stock Split and payment of the accrued dividend, each outstanding share of Series B Preferred Stock was convertible into 1.0150 share of Common Stock using this conversion formula. Accordingly, as of December 31, 2022, 3,075,349 shares of Common Stock were issuable upon conversion of 3,029,900 shares of outstanding Series B Preferred Stock.

Holders of the Series B Preferred Stock are entitled to receive cumulative dividends at a rate per annum of 6% of the dollar amount of per share liquidation preference (plus accumulated but unpaid dividends, the "Series B Liquidation Preference") per share of Series B Preferred Stock, paid or accrued quarterly in arrears on the last day of each of March, June, September and December. The Company shall add the amount of all accrued but unpaid dividends on each quarterly dividend payment date to the Series B Liquidation Preference, except to the extent the Company elects to make all or any portion of such payment in cash on or prior to the applicable dividend payment date, in which case, the amount of the accrued but unpaid dividends that is added to the Series B Liquidation Preference shall be reduced on a dollar-for-dollar basis by the amount of any such cash payment. The Company is not required to make any payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of Series B Preferred Stock or for dividends on the shares of Common Stock issued upon conversion of such shares. The dividend accumulation for the year ended December 31, 2022 was $3.6 million as reflected on the Consolidated Statement of Operations. The per share average of cumulative preferred dividends is $1.21. During the year ended December 31, 2022, the Company paid accumulated dividend of $2.5 million. As of December 31, 2022, there was $1.1 million of accumulated but unpaid dividend balance on the Series B Preferred Stock.

In addition, holders of the Series B Preferred Stock will participate in any dividend or distribution of cash or other property paid in respect of the Common Stock pro rata with the holders of the Common Stock (other than certain dividends or distributions that trigger an adjustment to the conversion rate, as described in the Certificate of Designations), as if all shares of Series B Preferred Stock had been converted into Common Stock immediately prior to the date on which such holders of the Common Stock became entitled to such dividend or distribution. Holders of Series B Preferred Stock also have rights to vote for the election of one additional director to serve on the Board, if dividends on Series B Preferred Stock are in arrears for eight or more consecutive quarters, until all unpaid and accumulated dividends on the Series B Preferred Stock have been paid or declared and a sum sufficient for payment is set aside for such payment.

On May 17, 2022, the Company issued one share of tandem preferred stock, par value $0.0001 per share (the "Tandem Preferred Stock"), as a dividend on its existing shares of outstanding Series B Preferred Stock. Any issuance of Series B Preferred Stock after this date shall be automatically accompanied by an equal number of shares of Tandem Preferred Stock. Tandem Preferred Stock are embedded in the Series B Preferred Stock and they provide voting rights to the existing shares of Series B Preferred Stock. Each share of Series B Preferred Stock disclosed in the consolidated balance sheet, the consolidated statements of stockholders' deficit and the notes to the consolidated financial statements embeds one share of Tandem Preferred Stock.

On all matters submitted to a vote of the stockholders of the Company, the holders of the Series B Preferred Stock through their holdings of Tandem Preferred Stock will be entitled to vote with the holders of the Common Stock as a single class. Each share of Tandem Preferred Stock entitles the holder to one vote per share, subject to adjustment for issuance of any shares of Common Stock pursuant to any dividend or distribution on shares of Common Stock, share split or share combination or other transactions as specified in the Certificate of Designation of Tandem Preferred Stock.

Shares of Tandem Preferred Stock are not entitled to receive dividends of any kind. In the case of a transfer of the underlying Series B Preferred Stock by a holder to any transferee, the Tandem Preferred Stock shall be automatically transferred simultaneously to such transferee without any further action by such Holder. Upon the redemption of a holder's shares of Series B Preferred Stock or the conversion of shares of Series B Preferred Stock into Common Stock, an equal number of such holder's shares of Tandem Preferred Stock shall, without any further action required by the holder, be automatically transferred to the Company for cancellation without the payment of any additional consideration by the Company. In the event of any liquidation, winding-up or dissolution of the Company each holder of the Tandem Preferred Stock shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to the par value of such Tandem Preferred Stock with respect to each share of Tandem Preferred Stock held by such holder.

### Treasury Stock

As of December 31, 2022, the Company has 46,452 shares repurchased and held as treasury stock under a prior expired share buyback program authorized on November 8, 2017. During the first quarter of 2020, 76,179 shares of Common Stock were returned to the Company in connection with the Appraisal Action. These shares are also included in treasury stock. The Company records treasury stock using the cost method.

### Warrants

At December 31, 2022, there were warrants outstanding to purchase 486,591 shares of our Common Stock, consisting of 9,731,819 warrants to purchase one-twentieth of one share from the private placement that was completed in March 2021.

*Private Placement of Unregistered Shares and Warrants*

On March 15, 2021, the Company, entered into a securities purchase agreement with certain accredited institutional investors pursuant to which the Company issued and sold to ten accredited institutional investors in a private placement an aggregate of 486,591 unregistered shares of the Company's Common Stock at a price of $55.00 per share and an equal number of warrants, generating gross proceeds to the Company of $26.8 million. Cantor Fitzgerald acted as underwriter in connection with such sale of unregistered securities and received a placement fee of 5.5% of gross proceeds in connection with such service. In selling the shares without registration, the Company relied on exemptions from registration available under Section 4(a)(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The Company filed a registration statement on Form S-3 on May 3, 2021 that registered these shares and the shares underlying these private placement warrants.

Each private placement warrant entitles the holder to purchase one-twentieth of one share of Common Stock, at an exercise price of $80.00 per share and will expire on September 19, 2026. The private placement warrants are not traded as of December 31, 2022 and are not subject to redemption by the Company.

## 18. Related-Party Transactions

*Relationship with HandsOn Global Management*

The Company incurred reimbursable travel expenses to HOVS LLC and HandsOn Fund 4 I, LLC (collectively, and together with certain of their affiliated entities managed by HandsOn Global Management LLC, including such entity, "HGM") of less than $0.1 million, less than $0.1 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Certain members of our Board, including our Executive Chairman, Par Chadha, Sharon Chadha, Ron Cogburn, and James Reynolds are, have been, or may be deemed to be affiliated with HGM.

Pursuant to a master agreement dated January 1, 2015 between Rule 14, LLC, a portfolio company of HGM, and a subsidiary of the Company, the Company incurs marketing fees to Rule 14, LLC. Similarly, the Company is party to ten master agreements with entities affiliated with HGM's managed funds, each of which were entered into during 2015 and 2016. Each master agreement provides the Company with use of certain technology and includes a reseller arrangement pursuant to which the Company is entitled to sell these services to third parties. Any revenue earned by the Company in such third-party sales is shared 75%/25% with each of HGM's venture affiliates in favor of the Company. The brands Zuma, Athena, Peri, BancMate, Spring, Jet, Teletype, CourtQ and Rewardio are part of the HGM managed funds. The Company has the license to use and resell such brands, as described in the master agreements. The Company incurred fees relating to these agreements of $6.9 million, $5.7 million, and $1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Certain operating companies lease their operating facilities from HOV RE, LLC and HOV Services Limited, which are affiliates under common control with HGM. The rental expense for these operating leases was $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, HOV Services, Ltd. provides the Company data capture and technology services. The expense recognized for these services was approximately $1.5 million, $1.3 million, and $1.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. These expenses are included in cost of revenue in the consolidated statements of operations.

Certain premium payments, secondary offering fees and legal expenses were reimbursed to Ex-Sigma 2, LLC, our principal stockholder at the Closing of the Novitex Business Combination ("Ex-Sigma 2"), pursuant to the terms of the Consent, Waiver and Amendment dated June 15, 2017, by and among the Company, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., SourceHOV, Novitex, Novitex Parent, L.P., Ex Sigma LLC, HOVS LLC and HandsOn Fund 4 I, LLC, amending the Novitex Business Combination agreement (the "Consent, Waiver and Amendment"). These expenses are included in related party expense in the consolidated statements of operations. The Company recorded related party expenses of $0.3 million for the year ended December 31, 2020 for reimbursable legal expenses of Ex-Sigma 2.

The Company made payments totaling $5.6 million to Ex-Sigma 2 during the fourth quarter of 2019. Separately, the Company determined it was obligated to reimburse premium payments of $6.9 million made by Ex-Sigma 2 on the Margin Loan under the terms of the Consent, Waiver and Amendment. Pursuant to a written settlement agreement entered into in June 2020, Ex-Sigma, SourceHOV and the Company agreed that the $5.6 million of payments made during the fourth quarter of 2019 would be accepted to fully discharge the Company's obligation to reimburse Ex-Sigma 2 for the $6.9 million of premium payments. The Company recorded the difference of $1.3 million between the obligation amount and the settlement amount as an increase to additional paid in capital in the consolidated statements of stockholders' deficit for the year ended December 31, 2020.

*Consulting Agreement*

The Company receives services from Oakana Holdings, Inc. The Company and Oakana Holdings, Inc. are related through a family relationship between certain shareholders and the president of Oakana Holdings, Inc. The expense recognized for these services was approximately less than $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Subscription Agreements*

During the year ended December 31, 2021, the Company entered into separate subscription agreements with five of its directors. Pursuant to these subscription agreements, the Company issued and sold 3,125, 7,936, 3,174, 3,968 and 1,984 shares of Common Stock of the Company to Sharon Chadha, Par Chadha, Martin Akins, J. Coley Clark and John Rexford, respectively, for a purchase price of $0.1 million, $0.2 million, less than $0.1 million, $0.1 million and less than $0.1 million, respectively.

On July 21, 2022, the Company entered into a subscription agreement with its Executive Chairman. Pursuant to this subscription agreement, on August 11, 2022, the Company issued and sold 70,921 shares of Common Stock of the Company to Par Chadha for a purchase price of $0.1 million.

*Subscription, Voting and Redemption Agreement*

On May 19, 2022, the Company issued 1,000,000 shares of special voting preferred stock, par value $0.0001 per share ("Redeemable Special Voting Preferred Stock") at par value of $100 to GP-HGM LLC, an entity affiliated to the Executive Chairman of the Company, pursuant to a certain subscription, voting and redemption agreement (the "Subscription, Voting and Redemption Agreement"). The Company designated 1,000,000 shares of its authorized and unissued preferred stock as special voting preferred stock and filed a certificate of designations, preferences, rights and limitations for the special voting preferred stock. The Executive Chairman of the Company was the designated manager of GP-HGM LLC. As a sole holder of the Redeemable Special Voting Preferred Stock, GP-HGM LLC was entitled to 20,000 votes per share, to be voted together and in proportion with the holders of the Company's voting capital stock as a single class at the Company's 2022 annual meeting of the stockholders on two specific proposals: (a) approval of the adoption of an amendment to the Company's certificate of incorporation to effect a reverse split of its outstanding Common Stock (the "Reverse Stock Split Proposal") and (b) approval of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of preferred stock from 20,000,000 shares to 40,000,000 shares (the "Preferred Stock Increase Proposal"). The Redeemable Super Voting Preferred Stock were redeemed at par on June 28, 2022.

*Relationship with Apollo Global Management, LLC*

The Company provided services to and received services from certain Apollo Global Management, LLC ("Apollo") affiliated companies. Funds managed by Apollo held the second largest position in our Common Stock following the Novitex Business Combination and had the right to designate two of the Company's directors pursuant to a director nomination agreement. Apollo has announced that its affiliated funds ceased being shareholders on March 11, 2020. The Company excluded disclosure of transactions related to Apollo after March 31, 2020 as the related party relationship with Apollo ceased during the first quarter of 2020.

On November 18, 2014, one of the Company's subsidiaries entered into a master services agreement with an indirect wholly owned subsidiary of Apollo. Pursuant to this master services agreement, the Company provided printer supplies and maintenance services, including toner maintenance, training, quarterly business review and printer procurement. The Company recognized revenue of $0.1 million under this agreement for the year ended December 31, 2020 in its consolidated statements of operations.

In April 2016, one of the Company's subsidiaries entered into a master services agreement with Presidio Networked Solutions Group, LLC ("Presidio Group"), a wholly owned subsidiary of Presidio, Inc., a portion of which is owned by affiliates of Apollo. Pursuant to this master services agreement, Presidio Group provided the Company with employees, subcontractors, and/or goods and services. For the year ended December 31, 2020, there were related party expenses of $0.2 million for this service.

On January 18, 2017, one of the Company's subsidiaries entered into a master purchase and professional services agreement with Caesars Enterprise Services, LLC ("Caesars"). Caesars is controlled by investment funds affiliated with Apollo. Pursuant to this master purchase and professional services agreement, the Company provided managed print services to Caesars, including general equipment operation, supply management, support services and technical support. The Company recognized revenue of $0.9 million for year ended December 31, 2020.

On May 5, 2017, one of the Company's subsidiaries entered into a master services agreement with ADT LLC. ADT LLC is controlled by investment funds affiliated with Apollo. Pursuant to this master services agreement, the Company provided ADT LLC with mailroom and onsite mail delivery services at an ADT LLC office location and managed print services, including supply management, equipment maintenance and technical support services. The Company recognized revenue of $0.3 million in our consolidated statements of operations from ADT LLC under this master services agreement for the year ended December 31, 2020.

On July 20, 2017, one of the Company's subsidiaries entered into a master services agreement with Diamond Resorts Centralized Services Company. Diamond Resorts Centralized Services Company is controlled by investment funds affiliated with Apollo. Pursuant to this master services agreement, the Company provided commercial print and promotional product procurement services to Diamond Resorts Centralized Services Company, including sourcing, inventory management and fulfillment services. The Company recognized revenue of $0.9 million for the year ended December 31, 2020 and cost of revenue of less than $0.1 million for the year ended December 31, 2020 from Diamond Resorts Centralized Services Company under this master services agreement.

*Payable and Receivable/Prepayment Balances with Affiliates*

Payable and receivable/prepayment balances with affiliates as of December 31, 2022 and December 31, 2021 are as follows below:

| | December 31, 2022 | | December 31, 2021 | |
| --- | --- | --- | --- | --- |
| | Receivables and Prepaid Expenses | Payables | Receivables and Prepaid Expenses | Payables |
| HOV Services, Ltd | $ 412 | $ — | $ 708 | $ — |
| Rule 14 | — | 2,473 | — | 1,483 |
| HGM | 347 | — | 7 | — |
| Oakana | — | — | — | 1 |
| | $ 759 | $ 2,473 | $ 715 | $ 1,484 |

## 19. Segment and Geographic Area Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with its clients. The Company is organized into three segments: ITPS, HS, and LLPS.

**ITPS:** The ITPS segment provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries.

**HS:** The HS segment operates and maintains a consulting and outsourcing business specializing in both the healthcare provider and payer markets.

**LLPS:** The LLPS segment provides a broad and active array of legal services in connection with class action, bankruptcy labor, claims adjudication and employment and other legal matters.

The chief operating decision maker reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate Selling, general, and administrative expenses, depreciation and amortization, interest expense and sundry, net. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented. A reconciliation of segment profit to net loss before income taxes is presented below.

| | Year ended December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | ITPS | HS | LLPS | Total |
| Revenue | $ 765,134 | $ 239,270 | $ 72,753 | $ 1,077,157 |
| Cost of revenue (exclusive of depreciation and amortization) | 633,673 | 190,835 | 52,966 | 877,474 |
| **Segment profit** | 131,461 | 48,435 | 19,787 | 199,683 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | | | | 176,524 |
| Depreciation and amortization | | | | 71,831 |
| Impairment of goodwill and other intangible assets | | | | 171,182 |
| Related party expense | | | | 8,923 |
| Interest expense, net | | | | 164,870 |
| Debt modification and extinguishment costs (gain), net | | | | 4,522 |
| Sundry income, net | | | | (957) |
| Other expense, net | | | | 14,170 |
| **Net loss before income taxes** | | | | $ (411,382) |

| | Year ended December 31, 2021 | | | |
| --- | --- | --- | --- | --- |
| | ITPS | HS | LLPS | Total |
| Revenue | $ 874,126 | $ 217,839 | $ 74,641 | $ 1,166,606 |
| Cost of revenue (exclusive of depreciation and amortization) | 672,191 | 163,445 | 53,459 | 889,095 |
| **Segment profit** | 201,935 | 54,394 | 21,182 | 277,511 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | | | | 169,781 |
| Depreciation and amortization | | | | 77,150 |
| Impairment of goodwill and other intangible assets | | | | — |
| Related party expense | | | | 9,191 |
| Interest expense, net | | | | 168,048 |
| Debt modification and extinguishment costs (gain), net | | | | (16,689) |
| Sundry income, net | | | | 363 |
| Other expense, net | | | | 401 |
| **Net loss before income taxes** | | | | $ (130,734) |

| | Year ended December 31, 2020 | | | |
| | ITPS | HS | LLPS | Total |
|---|---|---|---|---|
| Revenue | $ 1,005,043 | $ 219,047 | $ 68,472 | $ 1,292,562 |
| Cost of revenue (exclusive of depreciation and amortization) | 815,013 | 159,917 | 48,614 | 1,023,544 |
| **Segment profit** | 190,030 | 59,130 | 19,858 | 269,018 |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | | | | 186,104 |
| Depreciation and amortization | | | | 93,953 |
| Impairment of goodwill and other intangible assets | | | | — |
| Related party expense | | | | 5,381 |
| Interest expense, net | | | | 173,878 |
| Debt modification and extinguishment costs (gain), net | | | | 9,589 |
| Sundry expense, net | | | | (153) |
| Other expense, net | | | | (34,788) |
| **Net loss before income taxes** | | | | $ (164,946) |

The following table presents revenues by principal geographic area where the Company's customers are located for the years ended December 31, 2022, 2021, and 2020.

| | Years ended December 31, | | |
| | 2022 | 2021 | 2020 |
|---|---|---|---|
| United States | $ 878,644 | $ 941,985 | $ 1,057,006 |
| EMEA | 180,502 | 205,772 | 213,418 |
| Other | 18,011 | 18,849 | 22,138 |
| Total Consolidated Revenue | $ 1,077,157 | $ 1,166,606 | $ 1,292,562 |

## 20. Selected Quarterly Financial Results (Unaudited)

The following tables show a summary of the Company's quarterly financial information for each of the four quarters of 2022 and 2021 (dollars in thousands, except per share data):

| | Q1 2022 | Q2 2022 | Q3 2022 | Q4 2022 |
|---|---|---|---|---|
| **Revenue:** | | | | |
| ITPS | $ 205,007 | $ 190,005 | $ 185,309 | $ 184,813 |
| HS | 56,596 | 56,390 | 60,955 | 65,329 |
| LLPS | 17,795 | 20,375 | 17,774 | 16,809 |
| Total Revenue | 279,398 | 266,770 | 264,038 | 266,951 |
| | | | | |
| **Cost of revenue:** | | | | |
| ITPS | 163,586 | 156,704 | 157,269 | 156,114 |
| HS | 46,731 | 45,719 | 48,316 | 50,069 |
| LLPS | 13,187 | 14,854 | 12,257 | 12,668 |
| Cost of revenue (exclusive of depreciation and amortization) | 223,504 | 217,277 | 217,842 | 218,851 |
| | | | | |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | 43,040 | 50,195 | 44,369 | 38,920 |
| Depreciation and amortization | 18,212 | 17,993 | 17,737 | 17,889 |
| Impairment of goodwill and other intangible assets | — | — | 29,565 | 141,617 |
| Related party expense | 1,987 | 2,186 | 2,016 | 2,734 |
| **Operating income (loss)** | (7,345) | (20,881) | (47,491) | (153,060) |
| | | | | |
| **Other expense (income), net:** | | | | |
| Interest expense, net | 39,760 | 42,271 | 40,897 | 41,942 |
| Debt modification and extinguishment costs (gain) | 884 | 8,117 | (4,696) | 217 |
| Sundry expense (income), net | 307 | (741) | 781 | (1,304) |
| Other expense (income), net | 6,159 | 7,375 | (1,115) | 1,751 |
| **Net loss before income taxes** | (54,455) | (77,903) | (83,358) | (195,666) |
| | | | | |
| Income tax (expense) benefit | (2,501) | (1,296) | (1,924) | 1,522 |
| **Net loss** | (56,956) | (79,199) | (85,282) | (194,144) |
| Cumulative dividends for Series A Preferred Stock | (864) | (876) | (908) | (940) |
| Cumulative dividends for Series B Preferred Stock | (75) | (1,317) | (1,136) | (1,137) |
| **Net loss attributable to common stockholders** | $ (57,895) | $ (81,392) | $ (87,326) | $ (196,221) |
| Weighted average outstanding common shares (Refer to Net Loss per Share discussion in Note 2) | 17,186,649 | 25,288,449 | 63,145,001 | 139,393,466 |
| **Earnings per share:** | | | | |
| Basic and diluted | $ (3.37) | $ (3.22) | $ (1.38) | $ (1.41) |

|  | Q1 2021 | Q2 2021 | Q3 2021 | Q4 2021 |
|---|---|---|---|---|
| **Revenue:** | | | | |
| ITPS | $ 231,875 | $ 217,260 | $ 208,304 | $ 216,687 |
| HS | 51,093 | 56,204 | 53,995 | 56,547 |
| LLPS | 17,088 | 19,545 | 16,930 | 21,078 |
| Total Revenue | 300,056 | 293,009 | 279,229 | 294,312 |
| | | | | |
| **Cost of revenue:** | | | | |
| ITPS | 185,502 | 156,669 | 157,721 | 172,299 |
| HS | 35,818 | 38,973 | 41,945 | 46,709 |
| LLPS | 11,267 | 13,438 | 12,065 | 16,689 |
| Cost of revenue (exclusive of depreciation and amortization) | 232,587 | 209,080 | 211,731 | 235,697 |
| | | | | |
| Selling, general and administrative expenses (exclusive of depreciation and amortization) | 41,885 | 36,390 | 43,244 | 48,262 |
| Depreciation and amortization | 19,599 | 19,420 | 19,094 | 19,037 |
| Related party expense | 1,707 | 2,748 | 2,744 | 1,992 |
| **Operating income (loss)** | 4,278 | 25,371 | 2,416 | (10,676) |
| | | | | |
| **Other expense (income), net:** | | | | |
| Interest expense, net | 43,131 | 42,867 | 41,757 | 40,293 |
| Debt modification and extinguishment costs (gain) | — | — | (28,070) | 11,381 |
| Sundry expense (income), net | 213 | (787) | 136 | 801 |
| Other expense, net | 152 | 651 | 366 | (768) |
| **Net loss before income taxes** | (39,218) | (17,360) | (11,773) | (62,383) |
| Income tax (expense) benefit | 18 | (2,007) | (1,441) | (8,226) |
| **Net loss** | (39,200) | (19,367) | (13,214) | (70,609) |
| Cumulative dividends for Series A Preferred Stock | 896 | (798) | (822) | (852) |
| **Net loss attributable to common stockholders** | $ (38,304) | $ (20,165) | $ (14,036) | $ (71,461) |
| Weighted average outstanding common shares (Refer to Net Loss per Share discussion in Note 2) | 2,532,324 | 3,073,701 | 7,532,751 | 10,357,524 |
| **Earnings per share:** | | | — | |
| Basic and diluted | $ (15.13) | $ (6.56) | $ (1.86) | $ (6.90) |

## 21. Subsequent Events

### Common Stock At-The-Market Sales Program

During January 1, 2023 through March 31, 2023, we issued an aggregate of 995,548,819 shares of Common Stock under the Common ATM Program–4 at a weighted average price of $0.070 per share, generating gross proceeds of $69.3 million and net proceeds of $67.0 million, after offering expenses.

### Repurchase of 2023 Notes

In February 2023, the Company repurchased $13.4 million principal amount of 2023 Notes.

### Receivables Purchase Agreement

Effective February 15, 2023, certain of the Company's subsidiaries entered into a Receivables Purchase Agreement pursuant to which they agreed to sell certain existing receivables and all of their future receivables to BR EXAR, LLC, an affiliate of B. Riley Commercial Capital, LLC until such time as BR EXAR, LLC shall have collected

$13.5 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. The Company received $10.0 million dollars in purchase price for this arrangement.

**New Note, Amendments to PNC Accounts Receivables Purchase and Sale Documents, Amended BRCC Facility**

On February 27, 2023, a subsidiary of the Company, Exela Receivables 3 Holdco, LLC and its subsidiary Exela Receivables 3, LLC ("ER3") and B. Riley Commercial Capital, LLC entered into a new Secured Promissory Note pursuant to which the lender agreed to lend up to $35.0 million, secured by a second lien pledge of ER3. The Company borrowed $31.5 million at closing. This new securitization facility matures in June 2025 and bears interest at a per annum rate of one-month Term SOFR plus 7.5%. Both subsidiaries are party to the existing accounts receivables purchase and sale agreement with PNC Bank, thus the transactions necessitated amendments to that agreement and related documents to permit the addition of subordinated debt and additional borrowing capacity into that transaction structure, in addition to providing for a $5.0 million fee to PNC for facilitating the transaction.

In connection with the above-described facility, we also amended the BRCC Term Loan and BRCC Revolver to provide for $9.6 million of borrowing capacity, which was drawn as described below.

**Repayments on BRCC Facility**

During January 1, 2023 through April 3, 2023, the Company repaid $32.8 million of outstanding principal amount under the BRCC Term Loan and borrowed $9.6 million of principal amount under BRCC Revolver. Accordingly, the BRCC Term Loan balance is $15.7 million and the amount outstanding under the BRCC Revolver is $29.6 million, as of April 3, 2023.

**Subscription, Voting and Redemption Agreement, Nasdaq Listing, Special Meeting**

On March 7, 2023, the Company entered into the Voting Agreement with GP-HGM LLC ("GP-HGM"), an entity controlled by our Executive Chairman, pursuant to which GP-HGM purchased 1,000,000 shares of a new class of preferred stock designated as "Special Voting Stock" for an aggregate purchase price of $100 and agreed to vote all of the shares of Special Voting Stock at a special meeting of stockholders, scheduled for May 4, 2023 (the "Special Meeting"), in proportion to the votes cast at the Special Meeting. Each share of Special Voting Stock is entitled to 75,000 votes per share. The Company has further agreed to redeem the shares of Special Voting Stock for an aggregate price of $100 on the first business day following the date on which the voting on the 2023 Reverse Stock Split Proposal has concluded.

At the Special Meeting, stockholders will be asked to approve the adoption of an amendment to the Company's certificate of incorporation to effect a reverse split of the Company's outstanding Common Stock at a ratio in the range of 1-for-100 to 1-for-200, to be determined at the discretion of the Company's board of directors and publicly disclosed prior to the effectiveness of such reverse stock split (the "2023 Reverse Stock Split Proposal"), whereby each outstanding 100 to 200 shares would be reclassified and combined into 1 share of Common Stock, with the primary intent of increasing the price of the Common Stock in order to meet The Nasdaq Capital Market $1 minimum bid price listing requirement, without which the Company's equity securities may be delisted from Nasdaq. On March 14, 2023, the Company received a decision from the Nasdaq Hearing Panel granting the Company an exception until May 19, 2023, to demonstrate compliance with the minimum bid price requirement.

# ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# ITEM 9A.  CONTROLS AND PROCEDURES

## Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer ("PEO") and our Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2022. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, as discussed below, our PEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective because of the material weaknesses in internal control over financial reporting described below.

Notwithstanding such material weaknesses in internal control over financial reporting, our management, including our PEO and CFO, has concluded that our consolidated balance sheets as of and for the years ended December 31, 2022  and 2021(as restated) and the consolidated statements of operations, comprehensive loss, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with U.S. GAAP.

## Management's Report on Internal Control over Financial Reporting

Management, under the supervision of the board of directors, is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management, with participation of the PEO and CFO, under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (the "COSO 2013 Framework"). Based on its assessment, our management, including our PEO and CFO, has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to material weaknesses in our internal control over financial reporting described below.

The Company did not design, implement and operate effective process-level control activities related to order-to-cash (including revenue, customer deposits, accounts receivable and deferred revenue), procure-to-pay (including operating expenses, accounts payable, and accrued liabilities), goodwill and intangible assets, treasury (including current and long-term debt, cash and cash equivalents, and restricted cash), and financial reporting (including review of the recording of manual journal entries, preparation of the consolidated financial statements, going concern assessment, and subsequent event disclosures).

Also, the Company did not operate effective logical access general information technology controls (GITCs) related to certain systems and applications used for financial reporting. Additionally, the Company had ineffective program development controls related to upgrades in the enterprise resource planning application at a specific subsidiary. The deficiencies related to the order-to-cash process also resulted from ineffective GITCs due to an incomplete understanding of the risks associated with relevant information technology.

These deficiencies in process-level control activities and GITCs were largely caused by an ineffective control environment as follows:

- The Company did not sufficiently establish structures, reporting lines and appropriate authorities and responsibilities; and
- The Company did not sufficiently attract, develop and retain competent resources and hold them accountable for their internal control responsibilities.

The deficiencies in the control environment also created deficiencies in the Company's risk assessment process, information and communication and monitoring activities as follows:

- Financial reporting objectives were not clearly specified to enable the identification and assessment of risks, including complying with applicable accounting standards;
- The risk assessment process failed to identify and assess risks of misstatement, including fraud risks, to ensure controls were designed and implemented to respond to those risks;
- Relevant and quality information to support the functioning of internal controls was not consistently generated or used by the Company to support the operation of internal controls;
- Changes that could impact the system of internal controls were not identified and assessed;
- The Company did not sufficiently select, develop and perform ongoing evaluations to determine the components of internal control are present and functioning;
- Internal communication of information necessary to support the functioning of internal control was not sufficient;
- Communication with external parties on matters affecting the functioning of internal control was not complete; and
- The evaluation and communication of internal control deficiencies, including monitoring corrective actions, were not performed in a timely manner.

Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2022.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this Annual Report on Form 10-K, issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears on page 71 – 72 of this Annual Report on Form 10-K.

**Remediation Plan**

We have identified and continue to implement several steps, as further described below, to remediate the material weaknesses described in this Item 9A and to enhance our overall control environment, control activities, and information and communication. We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively.

- Further develop the detailed remediation plan, with appropriate executive sponsorship and with the assistance of third-party specialists, to specifically address the material weaknesses related to the control environment and information and communication.
- Establish adequate structures, reporting lines and appropriate authorities and responsibilities.
- Continue to hire, train, and retain individuals with appropriate skills and experience, assign responsibilities and hold individuals accountable for their roles related to internal control over financial reporting.
- For the order-to-cash, procure to pay, goodwill and intangible assets, treasury, and financial reporting, enhance the design of existing control activities and implement additional process-level control activities, including related GITCs related to the order-to-cash process, and ensure they are operating effectively.
- Enhance the design of existing control activities and implement additional process-level control activities and ensure they are operating effectively.
- Design and implement additional information and communications controls to ensure the ability to obtain and the use of relevant and quality information to allow the effective operation of control activities, including internal communication.
- Design and implement additional monitoring controls to assess the consistent operation of controls and to remediate deficiencies.
- Further refine the IT processes for managing logical access and program development to ensure that related controls are operating effectively.

Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses. In addition, we may discover additional material weaknesses that require additional time and resources to remediate and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with U.S. GAAP.

**Changes in Internal Controls over Financial Reporting**

Except for the material weaknesses identified above, no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.   OTHER INFORMATION**

None.

**ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION**

Not applicable.

<p style="text-align:center">**PART III**</p>

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE**

Information about our executive officers is contained in the section titled "Executive Officers" in Part I of this Annual Report.

The other information required by this Item will be included in our Proxy Statement for the 2022 Annual General Meeting of Shareholders under the captions "Director Nominees," "Continuing Members of the Board of Directors," "Additional Information Concerning the Board of Directors of the Company," Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2022 and is incorporated by reference in this Annual Report.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by this Item will be included in our Proxy Statement for the 2022 Annual General Meeting of Shareholders under the captions "Executive Compensation" and "Director Remuneration," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2022 and is incorporated by reference in this Annual Report.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item will be included in our Proxy Statement for the 2022 Annual General Meeting of Shareholders under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2022 and is incorporated by reference in this Annual Report.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item will be included in our Proxy Statement for the 2022 Annual General Meeting of Shareholders under the captions "Certain Relationships and Related Party Transactions" and "Director Independence," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2022 and is incorporated by reference in this Annual Report.

**ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this Item will be included in our Proxy Statement for the 2022 Annual General Meeting of Shareholders under the caption "Independent Registered Public Accounting Firm Fees" which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2022 and is incorporated by reference in this Annual Report.

## ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

### a) (1) Financial Statements

### (a)(3) Exhibits

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 2.1 | Novitex Business Combination Agreement, dated as of February 21, 2017, by and among Quinpario Acquisition Corp. 2, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., Novitex Holdings, Inc., SourceHOV Holdings, Inc., Novitex Parent, L.P., HOVS LLC and HandsOn Fund 4 I, LLC (2) | |
| 3.1 | Restated Certificate of Incorporation, dated July 12, 2017 (4) | |
| 3.2 | Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Exela Technologies, Inc., effective January 25, 2021 (12) | |
| 3.3 | Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.4 | Third Amended and Restated Bylaws. (22) | |
| 3.5 | Amendment to Bylaws of Exela Technologies, Inc. (24) | |
| 3.6 | Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (4) | |
| 3.7 | Certificate of Decrease of Series A Perpetual Convertible Preferred Stock. (22) | |
| 3.8 | Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock, dated March 10, 2022. (20) | |
| 3.9 | Certificate of Increase of Authorized Number of Shares of Series B Cumulative Convertible Perpetual Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.10 | Certificate of Decrease of Series B Perpetual Convertible Preferred Stock. (27) | |
| 3.11 | Certificate of Designations, Preferences, Rights and Limitations of Tandem Preferred Stock. (22) | |
| 3.12 | Certificate of Increase of Authorized Number of Shares of Tandem Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.13 | Certificate of Decrease of Tandem Preferred Stock. (27) | |
| 3.14 | Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock. (22) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 3.15 | Certificate of Elimination of Special Voting Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.16 | Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock. (27) | |
| 4.1 | Specimen Common Stock Certificate (1) | |
| 4.2 | Specimen Warrant Certificate (1) | |
| 4.3 | Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1) | |
| 4.4 | Form of Common Stock Purchase Warrant (13) | |
| 4.5 | Indenture, dated July 12, 2017, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, the Subsidiary Guarantors set forth therein and Wilmington Trust, National Association, as Trustee (4) | |
| 4.6 | First Supplemental Indenture, dated July 12, 2017, by and among Exela Intermediate LLC and Exela Finance Inc., as Issuers, the Subsidiary Guarantors set forth therein and Wilmington Trust, National Association, as Trustee (4) | |
| 4.7 | Second Supplemental Indenture, dated May 20, 2020, by and among Exela Intermediate LLC and Exela Finance Inc., as Issuers, Merco Holdings, LLC as Subsidiary Guarantor and Wilmington Trust, National Association, as Trustee. (10) | |
| 4.8 | Third Supplemental Indenture, dated as of December 1, 2021, by and among Exela Intermediate LLC, Exela Finance Inc. and Wilmington Trust, National Association, as trustee (17) | |
| 4.9 | Indenture, dated December 9, 2021, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, the Subsidiary Guarantors set forth therein and U.S.Bank, National Association, as Trustee. (19) | |
| 4.10 | Supplemental Indenture, dated December 20, 2021, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, and U.S. Bank, National Association, as Trustee. (19) | |
| 4.11 | Second Supplemental Indenture, dated February 24, 2022, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, and U.S. Bank, National Association, as Trustee. (19) | |
| 4.12 | At Market Issuance Sales Agreement, dated September 30, 2021, by and among Exela Technologies, Inc. and B. Riley Securities, Inc., BNP Paribas Securities Corp., Cantor Fitzgerald & Co., Mizuho Securities USA LLC and Needham & Company, LLC (16) | |
| 4.13 | Description of Securities (1) | |
| 10.1 | Modification Agreement, dated as of June 15, 2017 (3) | |
| 10.2 | Amended & Restated Registration Rights Agreement, dated July 12, 2017, by and among the Company and the Holders (4) | |
| 10.3 | Securities Purchase Agreement (13) | |
| 10.4 | Registration Rights Agreement (13) | |
| 10.5 | First Lien Credit Agreement, dated July 12, 2017, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, the Lenders Party Thereto, Royal Bank of Canada, RBC Capital Markets, Credit Suisse Securities (USA) LLC, Natixis, New York Branch and KKR Capital Markets LLC (4) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 10.6 | First Amendment to First Lien Credit Agreement, dated July 13, 2018, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, the Lenders Party Thereto, Royal Bank of Canada, RBC Capital Markets, Credit Suisse Securities (USA) LLC, Natixis, New York Branch and KKR Capital Markets LLC (5) | |
| 10.7 | Second Amendment to First Lien Credit Agreement, dated as of April, 16, 2019, by and among Exela Intermediate Holdings LLC, Exela Intermediate, LLC, each Subsidiary Loan Party listed on the signature pages thereto, Royal Bank of Canada, as administrative agent, and each of the lenders party thereto. (6) | |
| 10.8 | Transition Agreement, dated as of May 15, 2020, by and between Exela Technologies, Inc. and James G. Reynolds. (10) | |
| 10.9 | Transition Agreement, dated as of March 31, 2022, by and between Exela Technologies, Inc. and Ronald C. Cogburn. (21) | |
| 10.10 | Third Amendment to First Lien Credit Agreement and First Amendment to Collateral Agency and Security Agreement (First Lien), dated as of May 15, 2020, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, each Subsidiary Loan Party thereto, the Lenders party thereto and Wilmington Savings Fund Society, FSB (9) | |
| 10.11 | Fourth Amendment to First Lien Credit Agreement, dated as of December 9, 2021. (19) | |
| 10.12 | Revolving Loan Exchange and Prepayment Agreement, dated March 7, 2022, by and among Exela Intermediate Holdings, LLC, Exela Intermediate LLC, and the revolving lenders party thereto. (19) | |
| 10.13 | Loan and Security Agreement, dated as of December 10, 2020, by and among the Borrower, the Company, as initial servicer, Alter Domus (US) LLC, as administrative agent and the lenders from time to time party thereto. (12) | |
| 10.14 | First Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among Parent SPE, and certain other indirect, wholly-owned subsidiaries of the Company listed therein, and the Company, as initial servicer. (11) | |
| 10.15 | Amended and Restated First Tier Receivable Purchase and Sale Agreement, dated as of June 17, 2022, by and among Parent SPE, and certain other indirect, wholly-owned subsidiaries of the Company listed therein, and the Company, as initial servicer. (23) | |
| 10.16 | Second Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among, the Borrower, the Parent SPE and the Company, as initial servicer, pursuant to which the Parent SPE has sold or contributed and will sell or contribute to the Borrower certain receivables and related assets in consideration for a combination of cash and equity in the Borrower SPE (11) | |
| 10.17 | Amended and Restated Second Tier Receivables Purchase and Sale Agreement, dated as of June 17, 2022, by and among, the Seller, the Parent SPE and the Company, as initial servicer, pursuant to which Parent SPE has sold or contributed and will sell or contribute to the Seller certain receivables and related assets in consideration for a combination of cash and equity in the Seller. (23) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 10.18 | Amended and Restated Receivables Purchase Agreement, dated as of June 17, 2022, by and among the Seller, the Purchasers, PNC Bank, National Association, as administrative agent and the Company, as initial servicer.(23) | |
| 10.19 | Amended and Restated Sub-Servicing Agreement, dated as of June 17, 2022, by and among the Company as initial servicer, and BancTec, Inc., Economic Research Services, Inc., Exela Enterprise Solutions, Inc., SourceHOV Healthcare, Inc., United Information Services, Inc., HOV Enterprise Services, Inc., HOV Services, Inc., HOV Services, LLC, J&B Software, Inc., Novitex Government Solutions, LLC, Regulus Group II LLC, Regulus Group LLC, Regulus Integrated Solutions LLC, SourceCorp BPS Inc., Sourcecorp Management, Inc., as sub-servicers. (23) | |
| 10.20 | Amended and Restated Pledge and Guaranty, dated as of the June 17, 2022, between the Parent SPE and PNC Bank, National Association, the administrative agent. (23) | |
| 10.21 | Performance Guaranty, dated as of December 17, 2020, between the Company, as performance guarantor, and Alter Domus (US) LLC, as the administrative agent. (11) | |
| 10.22 | Amended and Restated Performance Guaranty, dated as of June 17, 2022, between the Company, as performance guarantor, and PNC Bank, National Association, as administrative agent. (23) | |
| 10.23 | Second Amendment to Loan Agreement, dated April 11, 2021 (14) | |
| 10.24 | Amended and Restated Secured Promissory Note, dated as of December 7, 2021 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |
| 10.25 | Amendment No. 1 to Amended and Restated Secured Promissory Note, dated as of January 13, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |
| 10.26 | Amendment No. 2 to Amended and Restated Secured Promissory Note, dated as of March 31, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |
| 10.27 | Amendment No. 3 to Amended and Restated Secured Promissory Note, dated as of May 9, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC.(26) | |
| 10.28 | Amended and Restated Exela Technologies Inc. 2018 Stock Incentive Plan.(18) | |
| 10.29 | Form of Option Grant Notice and Agreement under the Exela Technologies Inc. 2018 Stock Incentive Plan. (7) | |
| 10.30 | Form of Restricted Stock Unit Grant and Agreement under the Exela Technologies Inc. 2018 Stock Incentive Plan. (7) | |
| 10.31 | Exela Technologies, Inc. Executive Officer Annual Bonus Plan. (8) | |
| 10.32 | Letter Agreement dated as of September 14, 2021 by and between Exela Technologies, Inc. and Par Chadha. (15) | |
| 10.33 | Subscription, Voting and Redemption Agreement, dated as of May 19, 2022, by and between Exela Technologies, Inc. and GP-HGM LLC. (22) | |
| 10.34 | Subscription, Voting and Redemption Agreement, dated as of March 7, 2023, by and between Exela Technologies, Inc. and GP-HGM LLC. (27) | |
| 10.35 | Employment Agreement, dated as of July 26, 2022, between Exela Technologies BPA, LLC and Suresh Yannamani. (26) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 21.1 | Subsidiaries of Exela Technologies Inc. | Filed |
| 23.1 | Consent of KPMG LLP | Filed |
| 31.1 | Certification of the Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 | Filed |
| 31.2 | Certification of the Principal Financial and Accounting Officer required by Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 | Filed |
| 32.1 | Certification of the Principal Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 | Furnished |
| 32.2 | Certification of the Principal Financial and Accounting Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 | Furnished |
| 101.INS | Inline XBRL Instance Document | Filed |
| 101.SCH | Inline XBRL Taxonomy Extension Schema | Filed |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase | Filed |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase | Filed |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase | Filed |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase | Filed |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101) | |

**(1)** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-198988).

**(2)** Incorporated by reference to the Registrant's Current Report on Form 8-K filed on February 22, 2017.

**(3)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on June 21, 2017.

**(4)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on July 18, 2017.

**(5)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on July 17, 2018.

**(6)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on April 17, 2019.

**(7)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on May 10, 2019.

**(8)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on November 12, 2019.

**(9)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on May 21, 2020.

**(10)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on August 10, 2020.

**(11)** Incorporated by reference to the Registrants' Current Report on Form 8 K, filed on December 17, 2021.

**(12)** Incorporated by reference to the Registrants' Current Report on Form 8 K, filed on January 25, 2021.

**(13)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 19, 2021.

**(14)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on April 15, 2021.

**(15)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 16, 2021.

**(16)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 30, 2021.

**(17)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on December 2, 2021.

**(18)** Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed on February 16, 2022.

**(19)** Incorporated by reference to the Registrants' Annual Report on Form 10-K, filed on March 16, 2022.

**(20)** Incorporated by reference from Exhibit (a)(1)(N) to Amendment No. 11 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 11, 2022.

**(21)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on May 10, 2022.

**(22)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 19, 2022.

**(23)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 21, 2022

**(24)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 29, 2022.

**(25)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on July 26, 2022.

**(26)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on August 12, 2022.

**(27)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 13, 2023.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:                                   By: /s/ Par Chadha
April 3, 2023                            Par Chadha, *Executive Chairman*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:                                   By: /s/ Par Chadha
April 3, 2023                            Par Chadha
                                         *Executive Chairman (Principal Executive Officer)*

Dated:                                   By: /s/ Shrikant Sortur
April 3, 2023                            Shrikant Sortur, *Chief Financial Officer*
                                         *(Principal Financial Officer and Principal Accounting Officer)*

Dated:                                   By: /s/ Martin P. Akins
April 3, 2023                            Martin P. Akins, *Director*

Dated:                                   By: /s/ Marc A. Beilinson
April 3, 2023                            Marc A. Beilinson, *Director*

Dated:                                   By: /s/ Sharon Chadha
April 3, 2023                            Sharon Chadha, *Director*

Dated:                                   By: /s/ J. Coley Clark
April 3, 2023                            J. Coley Clark, *Director*

Dated:                                   By: /s/ Ronald C. Cogburn
April 3, 2023                            Ronald C. Cogburn, *Director*

Dated:                                   By: /s/ James G. Reynolds
April 3, 2023                            James G. Reynolds, *Director*

Dated:                                   By: /s/ William L. Transier
April 3, 2023                            William L. Transier, *Director*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

---

## Form 10-K/A
## (Amendment No. 1)

---

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from      to

**Commission File Number: 001-36788**

# EXELA TECHNOLOGIES, INC.
### (Exact name of registrant specified in its charter)

| | |
|---|---|
| **Delaware** | **47-1347291** |
| (State of or other Jurisdiction Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **2701 E. Grauwyler Rd.** **Irving, TX** | **75061** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, Including Area Code: **(844) 935-2832**

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol | Name of Each Exchange On Which Registered |
|---|---|---|
| Common Stock, Par Value $0.0001 per share | XELA | The Nasdaq Stock Market LLC |
| 6.00% Series B Cumulative Convertible Perpetual Preferred Stock, par value $0.0001 per share Tandem Preferred Stock, par value of $0.0001 per share | XELAP | The Nasdaq Stock Market LLC |

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ | Non-accelerated filer ☒ | Smaller reporting company ☒ |
| | | | Emerging growth company ☐ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Registrant's voting common equity held by non-affiliates of the Registrant, computed by reference to the price at which such voting common equity was last sold as of June 30, 2022, was approximately $90,306,352 (based on a closing price of $2.28).

As of April 28, 2023 the registrant had 1,274,204,054 shares of common stock outstanding.

This Amendment No. 1 on Form 10-K/A (the "Amendment") amends the Annual Report on Form 10-K of Exela Technologies, Inc. (the "Company") for the fiscal year ended December 31, 2022, which was originally filed with the Securities and Exchange Commission (the "SEC") on April 3, 2023 (the "Original Report") to include the information omitted from the Original Report in reliance on General Instruction G(3) to Form 10-K (the "Part III Information"). This Amendment is being filed because the Company has determined to delay the filing of its definitive proxy statement for its 2023 annual meeting of stockholders (the "Definitive Proxy Statement"). The Company expects to hold its 2023 annual meeting during the second half of the year.

In addition, in accordance with Rules 12b-15 and 13a-14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is amending Part IV, Item 15 to include currently dated certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's principal executive officer and principal financial officer. Because no financial statements have been included in this Amendment, and this Amendment does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. Similarly, because no financial statements have been included in this Amendment, certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002 have been omitted.

Except as described above, this Amendment does not amend, modify or update the information in, or exhibits to, the Original Report in any way, and we have not updated disclosures included therein to reflect any subsequent developments or events. This Amendment should be read in conjunction with the Original Report and with our other filings made with the SEC subsequent to the filing of the Original Report.

\* \* \*

## PART III

**Item 10. Directors, Executive Officers and Corporate Governance**

<u>Directors</u>

The Company has three classes of directors serving staggered three-year terms, with each of Class A and Class C consisting of three directorships and Class B consisting of two directorships. The terms of the Class A, B and C directorships expire on the date of the annual meeting in 2024, 2025, and 2023, respectively.

| Name | Age | Class | Positions and Offices Held With the Company |
|---|---|---|---|
| Sharon Chadha | 68 | A | Director |
| J. Coley Clark | 77 | A | Director |
| Ronald C. Cogburn | 67 | A | Director |
| Marc A. Beilinson | 64 | B | Director |
| James G. Reynolds | 54 | B | Director |
| Martin P. Akins | 56 | C | Director |
| Par S. Chadha | 68 | C | Director, Executive Chairman |
| William L. Transier | 68 | C | Director |

*Class A Directors—Term Expiring in 2024*

**Sharon Chadha**

Age: 68

Director Since: October 2021

Class: Class A

Business Experience: Sharon Chadha is the co-founder of Rule14 LLC, an artificial intelligence led automation company, a leading big data-mining company which offers a suite of solutions and services powered by predictive analytics, and has led that company since 2011. Mrs. Chadha has been involved in technology companies throughout her career as a founder, investor, and c-level officer. Mrs. Chadha has invested in and built technology companies by providing vision, setting expectations and accountability standards, and motivating and mentoring employees to balance the needs of employees and stakeholders to achieve investment goals. She holds fourteen key patents in Real Time Adaptive machines in artificial intelligence along with Mr. Chadha and Dr. Xin Cheng. She has published various articles and a book on the topic of international security. Mrs. Chadha is the wife of Par Chadha, our Executive Chairman and a director. Mrs. Chadha holds a B.S. in Mathematics from the Massachusetts Institute of Technology. We believe that Mrs. Chadha's significant experience in the technology industry makes her well-qualified to serve as a director of Exela.

**J. Coley Clark**

Age: 77

Director Since: December 2019

Class: Class A

Business Experience: J. Coley Clark is the retired Chief Executive Officer and Chairman of the board of BancTec, Inc., a global provider of document and payment processing solutions, and former member of the board of directors of Moneygram International, Inc. At BancTec, Inc., Mr. Clark was Co-Chairman of the board from 2014 to December 2016, and Chairman of the board and Chief Executive Officer from September 2004 to 2014. In 2004, Mr. Clark retired from Electronic Data Systems Corporation, or EDS, an outsourcing services company that was acquired by Hewlett-Packard in 2008, as Senior Vice President and head of the Financial and Transportation Industry Group. Mr. Clark joined EDS in 1971 in the Systems Engineering Development Program and progressed through a variety of technical, sales and management roles related to the financial and insurance industries. Prior to his time at EDS, Mr. Clark served three years in the U.S. Army, attaining the rank of Captain, and served as a company commander in Europe and Southeast Asia. Mr. Clark received a Bachelor of Arts in Sociology from the University of Texas. We believe that Mr. Clark's significant, diversified business experience in Exela's industry makes him well-qualified to serve as a director of Exela.

**Ronald C. Cogburn**

Age: 67

Director Since: July 2017

Class: Class A

Business Experience: Mr. Cogburn was our Chief Executive Officer from July 12, 2017 until May 15, 2022. He served as Chief Executive Officer of SourceHOV from 2013 until the closing of the Novitex Business Combination. Mr. Cogburn has been part of companies that were predecessors to SourceHOV since 1993, bringing over 30 years of diversified experience in executive management, construction claims consulting, litigation support, program management project management, cost estimating, damages assessment and general building construction. Mr. Cogburn has also been a principal of HandsOn Global Management ("HGM") since 2003 through 2020. Prior to his role as Chief Executive Officer of SourceHOV, Mr. Cogburn was SourceHOV's President, KPO from March 2011 to July 2013. Prior to this role, Mr. Cogburn was the President of HOV Services, LLC from January 2005 to September 2007, providing executive leadership during the company's growth to its IPO on the India Stock Exchange in September 2006. Mr. Cogburn holds a BSCE in Structural Design/Construction Management from Texas A&M University and is a registered Professional Engineer. We believe that Mr. Cogburn's significant, diversified business experience as one of our leaders and in Exela's industry makes him well-qualified to serve as a director of Exela.

*Class B Directors—Term Expiring in 2025*

**Marc A. Beilinson**

Age: 64

Director since April 2020

Class: Class B

Business Experience: Marc Beilinson has served as a director of Athene Annuity, a global annuity company, since 2013. Mr. Beilinson has been serving on the boards of directors of Apollo Global Management, Inc. and Playtika Holding Corp, since January 2022 and June 2020, respectively. Mr. Beilinson has previously served on the boards of directors and audit committees of a number of public and privately held companies, including Westinghouse Electric, Caesars Acquisition Company, Wyndham International, Inc., Apollo Commercial Real Estate Finance, Inc., Innkeepers USA Trust, Gastar Inc., American Tire, Kingfisher Midstream LLC and Monitronics. Since August 2011, Mr. Beilinson has been the Managing Partner of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies. Mr. Beilinson served as Chief Restructuring Officer of Newbury Common Associates LLC (and certain affiliates) from December 2016 to June 2017. Mr. Beilinson previously served as Chief Restructuring Officer of Fisker Automotive from November 2013 to August 2014 and as Chief Restructuring Officer and Chief Executive Officer of Eagle Hospitality Properties Trust, Inc. from August 2011 to December 2014 and Innkeepers USA Trust from November 2008 to March 2012. Mr. Beilinson oversaw the Chapter 11 reorganization of Innkeepers USA, Fisker Automotive and Newbury Common Associates in his interim management roles as the Chief Restructuring Officer of those companies. Mr. Beilinson graduated from UCLA, magna cum laude. We believe Mr. Beilinson's extensive experience resulting from over thirty years of service to the boards of both public and private companies, and his deep knowledge of legal and compliance issues, including the Sarbanes-Oxley Act of 2002, makes him well-qualified to serve as a director of Exela.

**James G. Reynolds**

Age: 54

Director since July 2017

Class: Class B

Business Experience: Mr. Reynolds was our Chief Financial Officer from the closing of the business combination among Exela, SourceHOV Holdings, Inc. ("SourceHOV"), and Novitex Holdings, Inc. ("Novitex") on July 12, 2017, which resulted in SourceHOV and Novitex becoming our wholly owned subsidiaries (the "Novitex Business Combination") until May 2020. Mr. Reynolds served as Co-Chairman of SourceHOV from 2014 until the closing of the Novitex Business Combination in 2017. Mr. Reynolds is also the Chief Operating Officer and a Partner at HGM, bringing over 25 years of industry experience to the team. Prior to HGM Mr. Reynolds held numerous executive management or senior advisory positions at SourceHOV and its related subsidiaries and predecessor companies, including serving as Chief Financial Officer for HOV Services, LLC from 2007 to 2011 and Vice President and Corporate Controller for Lason from 2001 to 2006. Mr. Reynolds was a Senior Manager in the Business Advisory Services Practice at PricewaterhouseCoopers from 1990 to 2001. Mr. Reynolds is a C.P.A. and holds a B.S. in Accounting from Michigan State University. We believe that Mr. Reynold's significant industry and management experience make him well-qualified to serve as a director of the Company.

*Class C Directors—Term Expiring in 2023*

**Martin P. Akins**

Age: 56

Director since July 2019

Class: Class C

Business Experience: Mr. Akins most recently worked at publicly traded Express Scripts Holding Company, a Fortune 25 company and the largest independent pharmacy benefit management company in the United States. In December of 2018, the Company merged with Cigna. As Senior Vice President and General Counsel, at Express Scripts Holding Company he served as the chief legal advisor and was also a member of Express Scripts' senior executive team where he advised the CEO and outlined strategy to the board of directors. He was at Express Scripts Holding Company from 2001 through 2019, serving in various legal capacities including Vice President, Deputy General Counsel and Associate General Counsel. Prior to his time at Express Scripts, Mr. Akins was with the Polsinelli law firm. Mr. Akins began his legal career with the firm Thompson Coburn LLP. He received his Juris Doctorate from the University of Illinois College of Law. We believe that Mr. Akins' significant, strategic, legal, regulatory and governance experience, make him well-qualified to serve as a director of Exela.

**Par S. Chadha**

Age: 68

Director since July 2017

Class: Class C

Business Experience: Mr. Chadha is our Executive Chairman and is the founder, Chief Executive Officer and Chief Investment Officer of HGM, a family office, formed in 2001. Mr. Chadha brings over 40 years of experience in building businesses in the Americas, Europe and Asia, including execution of mergers and acquisitions, integration of businesses and public offerings. Mr. Chadha served as our Chairman from the Closing of the Novitex Business Combination and most recently became Executive Chairman in September 2021. He also served as Chairman of SourceHOV Holdings, Inc. from 2011 to July 2017 when it was acquired by Exela, and was Chairman of Lason Inc. from 2007 to 2011 until its merger with SourceCorp, a predecessor company of SourceHOV. Mr. Chadha currently serves as the Chairman of HOV Services Limited (NSE:HOVS), a company listed on the National Stock exchange of India. He previously held this position from 2009 to 2011 and has otherwise served as a Director since 2005. Mr. Chadha is co-founder of Rule 14, LLC, an artificial intelligence led automation company formed in 2011. During his career, Mr. Chadha has been a cofounder of technology companies in the fields of metro optical networks, systems-on-silicon, and communications. Mr. Chadha previously participated in director and executive roles in portfolio companies of HGM, and currently holds and manages investments in evolving AI, financial technology and health technology industries. Mr. Chadha is the husband of Sharon Chadha, a director. Mr. Chadha holds a B.S. degree in Electrical Engineering from the Punjab Engineering College, India.

**William L. Transier**

Age: 68

Director since April 2020

Class: Class C

Business Experience: Mr. Transier has been a member of our Board since April 2020. He currently serves as the Chairman of our Audit Committee and previously served as a member of the strategic transactions committee. Mr. Transier is Chief Executive Officer of Transier Advisors, LLC, an independent advisory firm providing services to companies facing stressed operational situations, turnaround, restructuring or in need of interim executive leadership. He was co-founder of Endeavour International Corporation, an international oil and gas exploration and production company. He served as non-executive Chairman of Endeavour's board of directors from December 2014 until November 2015. He served from September 2006 until December 2014 as Chairman, Chief Executive Officer and President of Endeavour and as its Chairman and Co-Chief Executive Officer from its formation in February 2004 through September 2006. Mr. Transier served as Executive Vice President and Chief Financial Officer of Ocean Energy, Inc. from March 1999 to April 2003 and prior to that, Mr. Transier served in various positions of increasing responsibility with Seagull Energy Corporation. Before his tenure with Seagull, Mr. Transier served in various roles, including partner in the audit department and head of the Global Energy practice of KPMG LLP from June 1986 to April 1996. Mr. Transier has served as a director of Helix Energy Solutions Group, Inc since October 2000, and as Lead Independent Director from March 2016 through July 2017, when he was appointed Chairman of the board. From October 2019 to May 2021, Mr. Transier served as the Chairman of the board of directors of Battalion Oil Corporation (which changed its name from Halcón Resources Corporation). In March 2019 Mr. Transier was elected to the board of directors of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P.) and as chairman of its audit committee. Teekay was taken private in January 2020. Since October 2018 Mr. Transier has served as a member of the board of directors of Sears Holding Corporation, including the board's Restructuring Committee and Restructuring Subcommittee. From August 2018 to February 2019, Mr. Transier served as a member of the board of directors of Gastar Exploration, Inc. From May 2016 to July 2017, Mr. Transier was a member of the board of directors of CHC Group Ltd. From August 2014 to July 2017, Mr. Transier was a member of the board of directors of Paragon Offshore plc. Mr. Transier graduated from the University of Texas with a B.B.A. in accounting, has an M.B.A. from Regis University and a Master of Arts in Theological Studies from Dallas Baptist University. We believe that Mr. Transier's extensive audit, accounting and financial reporting experience and extensive professional background provide valuable contributions to the Company's board and make him well-qualified to serve as a director of Exela.

**Audit Committee**

Our board of directors has established an Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act consisting of Messrs. Beilinson, Clark, and Transier (Chairman). Messrs. Beilinson, Clark, and Transier are each independent within the meaning of Section 5605(a)(2) of the NASDAQ Marketplace Rules and meet the additional test for independence for audit committee members imposed by the SEC, regulation and Section 5605(c)(2)(A) of the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Transier qualifies as a financial expert.

**Executive Officers**

The information for the Company's executive officers who are not members of the board of directors and set forth under the heading "Executive Officers" in the Company's Original Report amended by this Amendment No. 1 is incorporated by reference.

**Code of Ethics**

We make available our code of ethics entitled "Global Code of Ethics and Business Conduct" free of charge through our website. We intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our code of ethics.

**Board Diversity**

Pursuant to Nasdaq's Board Diversity Rule 5605(f), which was approved by the SEC on August 6, 2021, we met the diversity objective as set out in this rule within the applicable transition period. The following is our Board Diversity Matrix as of April 28, 2023:

| **Board Diversity Matrix** | | | | |
|---|---|---|---|---|
| Total Number of Directors | 8 | | | |
| **Part I: Gender Identity** | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** |
| Directors | 1 | 7 | | |
| **Part II: Demographic Background** | | | | |
| African American or Black | | | | |
| Alaskan Native or American Indian | | | | |
| Asian | | 1 | | |
| Hispanic or Latinx | | | | |
| Native Hawaiian or Pacific Islander | | | | |
| White | 1 | 6 | | |
| Two or More Races or Ethnicities | | | | |
| LGBTQ+ | | | | |
| Did Not Disclose Demographic Background | | | | |

**Delinquent Section 16(a) Reports**

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of our Common Stock to file reports with the SEC. During 2022, due to administrative hurdles experienced by the Company in connection with the closing of the Common Stock for 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (the "Series B Preferred Stock") exchange in March 2022, Par Chadha, Sharon Chadha, Srinivasan Murali, Marc Beilinson, J. Coley Clark, James Reynolds, Shrikant Sortur, John Rexford and William Transier were one day late in filing their Section 16(a) reports resulting from the share exchange.

**Item 11. Executive Compensation**

This section discusses the material components of the executive compensation program for Exela's executive officers who are named in the "Summary Compensation Table" below. As a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act, Exela is not required to include a Compensation Discussion and Analysis and has elected to comply with the scaled disclosure requirements applicable to smaller reporting companies. Exela's named executive officers for the fiscal year ended December 31, 2022 were as follows:

Par S. Chadha, our Executive Chairman;

Shrikant Sortur, our Chief Financial Officer;

Suresh Yannamani, Chief Executive Officer – Exela Technologies BPA, LLC; and

Ronald C. Cogburn, our Former Chief Executive Officer.

**Summary Compensation Table**

| **Name and principal position** | **Year** | **Salary ($)(1)** | **Bonus ($)(2)** | **Stock awards ($)(3)** | **All other compensation ($)(4)(5)** | **Total ($)** |
|---|---|---|---|---|---|---|
| Par S. Chadha | 2022 | $ 1,000,000 | $ - | | $ 128,626 | $ 1,128,626 |
| *Executive Chairman* | 2021 | $ 561,424 | $ 1,622,000 | $ 12,847,500 | $ 1,080,000 | $ 16,110,925 |
| Shrikant Sortur | 2022 | $ 406,500 | $ - | $ - | $ - | $ 406,500 |
| *Chief Financial Officer* | 2021 | $ 390,000 | $ 773,040 | $ 77,700 | $ - | $ 1,240,740 |
| Suresh Yannamani (6)<br>*Chief Executive Officer – Exela Technologies BPA, LLC* | 2022 | $ 422,500 | $ - | $ - | $ 225 | $ 422,725 |
| Ronald C. Cogbrun | 2022 | $ 308,750 | $ - | $ - | $ 1,720,000 | $ 2,028,750 |
| *Former Chief Executive Officer* | 2021 | $ 422,500 | $ - | $ - | $ - | $ 422,500 |

(1) The amounts reported in this column for Mr. Chadha in 2021, and Mr. Cogburn in 2022, include amounts received as base service fees for service on the Board of Directors pursuant to our non-employee director compensation policy then in effect, for the respective periods of such year that they were not employees of the Company. For a description of our non-employee director compensation policy, please see "—Director Remuneration" below. Mr. Chadha became our Executive Chairman in September 2021 and Mr. Cogburn ceased serving as our Chief Executive Officer in May 2022.

(2) The named executive officers did not earn any incentive compensation for 2022 and there have been no bonus awards issued in respect of their services in 2022. The Compensation Committee has not yet determined whether any bonuses will be paid in respect of 2022 and it is not known at this time when such determination may be made.

(3) There were no stock awards or other equity compensation issued to the named executive officers in 2022.

The amounts reported in this column for 2021 represent the aggregate grant date fair value of the restricted stock units and performance units granted to the named executive officers during the 2021 fiscal year, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, and do not necessarily correspond to the actual value that might be realized by the named executive officers, which depends on the market value of our Common Stock on the date when, and if, the units are settled.

Grants made during the fiscal year ended December 31, 2021 to Mr. Sortur, were restricted stock units subject to time-based vesting conditions. For such time-based vesting awards, the grant date fair value was calculated by multiplying the market closing price on the date of grant by the number of shares of our Common Stock subject to the restricted stock units on the grant date.

Mr. Chadha was also granted restricted stock units having a value of $140,000 on December 31, 2021 for his service as a non-employee director in 2021 prior to his appointment as Executive Chairman. These units were settled in cash during 2022 as described in the footnotes to the Director Compensation Table below. In addition, on September 14, 2021, the Company granted Mr. Chadha performance units with a market performance condition (as described in the Narrative to Summary Compensation Table – Executive Employment Agreements – Letter Agreement with Mr. Chadha" below). The fair value of the awards as reported in the table and as accounted for in the Company's financial statements was determined as of the grant date by application of the Monte Carlo simulation model. For additional information, including a discussion of the assumptions used to calculate these values, please see note 16 to our consolidated financial statements included in our Original Report. To date, this award has not vested and, as of December 30, 2022 (the last trading day of 2022), the fair market value of the shares underlying this award (determined by multiplying our closing price on December 30, 2022 times the number of shares subject to the award) was $34,000. Mr. Chadha has not received any cash compensation in respect of these performance units.

(4) The amount reported in this column for Mr. Chadha in 2022 includes the "True-Up Payment" paid to Mr. Chadha in respect of his 2021 equity grant for board services and described in the footnotes to the Director Compensation Table below. The amount reported in this column for Mr. Chadha in 2021 reflects the amounts paid to him for his service on the board of directors prior to becoming Executive Chairman in September 2021, other than base director fees, which are included in Mr. Chadha's salary information for 2021. For a description of our non-employee director compensation policy, please see "—Director Remuneration" below.

(5) Mr. Cogburn ceased to serve as our Chief Executive Officer on May 15, 2022 and continues to serve as a member of our Board of Directors. The amounts reported in this column for Mr. Cogburn reflect all severance and consulting payments payable to Mr. Cogburn pursuant to his transition agreement, which payments are comprised of (i) a cash severance payment of $565,000.00, paid in a lump sum in connection with his entry into the agreement (ii) consulting fees payable in two installments of $562,500.00, the first installment was paid in November 2022, and the second installment is to be paid during May of 2023, and (iii) an amount up to $30,000 ($1,250 per month) as reimbursement for certain insurance expenses for 24 months following Mr. Cogburn's last date of employment. For additional information, please see "Narrative to Summary Compensation Table – Executive Employment Agreements – *Transition Agreement with Mr. Cogburn*" below.

(6) Mr. Yannamani was not a named executive officer in the prior year and, therefore, in accordance with SEC regulations, only compensation information for the fiscal year in which he became a named executive officer is included in the Summary Compensation Table.

**Narrative to Summary Compensation Table**

**Executive Employment Agreements**

We have not entered into an employment agreement with Mr. Sortur. In September 2021 we entered into a letter agreement regarding Mr. Chadha's appointment as Executive Chairman, and in July 2022 we entered into an employment agreement with Mr. Yannamani. In March 2022, we entered into an agreement with Mr. Cogburn regarding his transition from the CEO role. For a discussion of the severance pay and other benefits to be provided to our current named executive officers, including Mr. Sortur, generally in connection with a termination of employment and/or a change in control, please see "- *Potential Payments Upon Termination or Change In Control*" below. Please also refer to the discussion of Mr. Chadha's letter agreement and Mr. Yannamani's employment agreement immediately following. In addition, Mr. Cogburn's transition agreement summary below details the severance pay and other benefits provided to him in connection with his transition from CEO.

**Letter Agreement with Mr. Chadha**

In connection with Mr. Chadha's appointment as Executive Chairman in September 2021, the Company entered into a letter agreement with Mr. Chadha, which provides for a term expiring on December 31, 2023. While employed, Mr. Chadha will be paid a base salary at an annual rate of $1 million. During the term, Mr. Chadha is also eligible to earn an annual bonus equal to up to 200% of his base salary (pro-rated for 2021), subject to the achievement of applicable performance objectives, payable no later than March 15th of the year following the calendar year to which the bonus relates, and subject to his continued employment with the Company through the last day of the calendar year to which the bonus relates. Mr. Chadha's annual bonus may be payable in cash, common stock of the Company or a mix of cash and common stock. If Mr. Chadha's employment is terminated at any time by the Company without "cause" (as defined in the agreement), he will remain eligible to receive a non pro-rated bonus for the year in which such qualifying termination occurs, determined based on actual performance. The agreement also subjects Mr. Chadha to an indefinite confidentiality provision and covenant not to solicit the Company's employees or customers during the term of his employment.

Upon his appointment, Mr. Chadha also received 425,000 "performance units", which are notional units representing the right to receive one share of common stock of the Company (or the cash value of one share of common stock) which may be earned upon the achievement of the performance metrics described below. The acquisition of the performance units was unanimously approved by the Board of Directors of the Company other than Mr. Chadha, who recused himself from the discussion, including each of the independent directors. At the election of the Compensation Committee of the Company, Mr. Chadha's performance units may be settled in cash or in shares of common stock of the Company. Mr. Chadha is also entitled to dividend equivalents in respect of any dividends paid, which will be subject to the same vesting and settlement terms as the performance units to which they relate.

Mr. Chadha will vest in one-half of the performance units (the "Tranche 1 PSUs") if at any time following the appointment date and prior to June 30, 2024, the volume weighted average of the reported closing prices of the Company's common stock is $200 per share of common stock or greater on (x) sixty (60) consecutive trading days or (y) ninety (90) non-consecutive trading days in any period of one hundred and eighty (180) days. In addition, Mr. Chadha will vest in the remaining one-half of the performance units (the "Tranche 2 PSUs") if at any time following the appointment date and prior to June 30, 2025, the volume weighted average of the reported closing prices of the Company's common stock is $400 per share of common stock or greater on (x) sixty (60) consecutive trading days or (y) ninety (90) non-consecutive trading days in any period of one hundred and eighty (180) days. Mr. Chadha will remain eligible to earn his performance units so long as he remains employed with the Company as Executive Chairman through December 31, 2023 and following such date he remains engaged with the Company in any capacity, including as a non-employee director. Any Tranche 1 PSUs and Tranche 2 PSUs that are not earned by June 30, 2024 and June 30, 2025, respectively, will be forfeited for no consideration and will no longer be eligible to vest.

Mr. Chadha's performance units will remain eligible to vest based on the stock price criteria above if his employment is terminated by the Company without "cause" prior to December 31, 2023, or his employment is terminated due to death or disability, in which case the requirement of continued service will be deemed met. In addition, if a "change in control" (as defined in the Equity Plan) occurs prior to the applicable expiration date, if the performance units are assumed by the acquiror, the units will remain outstanding and eligible to vest based solely on Mr. Chadha's continued service to the Company. If, in connection with such change in control, the performance units are not assumed by an acquiror, a number of performance units will vest based on the per share price paid in the transaction, with 0% vesting if the per share price is equal to or less than $40.00 per share, and 100% of the Tranche 1 PSUs vesting if the per share price is equal to or greater than $200 and 100% of the Tranche 2 PSUs vesting if the per share price is equal to or greater than $400, and a number of Tranche 1 PSUs and Tranche 2 PSUs vesting determined based on a straight line interpolation if the share price is between $40.00 and $200.00 or $400.00, respectively. In addition, if there is a change in control that is principally negotiated and approved by, and recommended to the Company's shareholders by a special committee of independent directors, which committee does not include Mr. Chadha, and neither Mr. Chadha or any of its affiliates is directly or indirectly an equity holder of the acquiring company, and the Tranche 1 PSUs are not assumed by an acquiror in connection with such transaction, all of his then unvested Tranche 1 PSUs will vest, and the Tranche 2 PSUs would be eligible for the pro rata vesting described above.

**Employment Agreement with Mr. Yannamani**

On July 26, 2022, Exela Technologies BPA, LLC, a subsidiary of Exela Technologies, Inc., entered into an employment agreement with Suresh Yannamani, pursuant to which Mr. Yannamani serves as the subsidiary's chief executive officer. The agreement provides for an initial one-year term, with automatic renewals thereafter. While employed, Mr. Yannamani will be paid an annual base salary of $422,500, subject to annual review, and is eligible to participate in the Exela Technologies, Inc. Executive Bonus Plan with a bonus target of 100% of his annual base salary, and a maximum bonus of 250% of his annual base salary, subject to the achievement of applicable performance objectives and the other terms and conditions of the bonus plan. In addition, the agreement provides that in the event of Mr. Yannamani's termination of employment by the Company without cause or if he resigns with good reason (as each such term is defined in his employment agreement), and executes a release of claims, he will be entitled to: (i) an amount equal to two times his annual base salary payable over a 12 month period, (ii) an amount equal to two times his target bonus amount payable on the first to occur of: (A) when executive bonuses are paid to similarly situated executives of the subsidiary and (B) March 15[th] of the calendar year following the year of his termination of employment, and (iii) up to 18 months continuation of medical coverage at the subsidiary's expense. If he experiences a qualifying termination of employment within one year of a change of control (as defined in the agreement), Mr. Yannamani is entitled to the forgoing severance benefits, as well as a lump sum amount equal to his prorated target bonus through his termination date for the year of his qualifying termination. In addition, in the event of his qualifying termination of employment, any equity awards granted to Mr. Yannamani during the term of his employment will immediately vest and become exercisable. The agreement also subjects Mr. Yannamani to an indefinite confidentiality provision and covenants not to solicit any employees, officers, and current or prospective customers of the subsidiary during the term of his employment and for one year after the termination of his employment for any reason. In connection with his entry into the agreement, Mr. Yannamani ceased being President of the registrant. .

**Transition Agreement with Mr. Cogburn**

The Company and Mr. Cogburn entered into a transition agreement dated March 31, 2022, pursuant to which Mr. Cogburn transitioned his role, and which provided for his entry into a consulting agreement whereby he agreed to provide consulting services as reasonably requested by the Company from time to time through April 30, 2023. In consideration for these services among other things, Mr. Cogburn was entitled to: (i) a cash severance payment of $565,000.00, less all applicable withholdings and deductions payable within five business days, (ii) consulting fees that are to be paid in two installments of $562,500.00, the first installment was paid in November 2022, and the second installment is to be paid during May 2023, and (iii) an amount of up to $30,000 ($1,250 per month) as reimbursement for certain insurance expenses for up to 24 months following Mr. Cogburn's last date of employment. The transition agreement also provides that Mr. Cogburn will not be deemed to have experienced a termination of service with respect to (and will continue to vest in) his outstanding stock options until such time as he ceases to serve as a member of the Board, and the expiration date of such options will be extended until the earlier to occur of (x) two years following his last date of service on the Board, and (y) the original expiration date of such options. As a member of the Board, Mr. Cogburn is also entitled to receive compensation in accordance with the Company's non-employee director compensation policy (except that Mr. Cogburn was not entitled to the initial equity grant that is provided to newly appointed non-employee directors and his remuneration for 2022 was pro-rated based on the number of days he was not an employee).

**Short-Term Incentives**

The Company has adopted the Executive Officer Annual Bonus Plan. The plan first became effective November 6, 2019 and provides for potential awards of up to 100% of a participant's base salary based on attainment of performance goals tied to Company performance and payable in the calendar year following the year in which performance is measured. With respect to our 2021 or 2022 fiscal years, none of our named executive officers received such a performance-based bonus under the Annual Bonus Plan.

There have been no other bonuses approved for the named executive officers for 2022, however, the Compensation Committee has not determined whether any discretionary bonuses for 2022 may be awarded later in 2023. In 2022, the Compensation Committee approved bonuses to be paid to the named executive officers other than Mr. Cogburn in respect of their services in 2021, and also approved transaction bonuses of $922,000 and $461,040 for each of Messrs. Chadha and Sortur for their work on the debt exchange transactions that closed in December 2021 as well as certain other strategic initiatives on behalf of the Company, and the transaction bonuses were paid during 2022. All such bonuses in respect of 2021 that were paid in 2022 were reported in the bonus column of the Summary Compensation Table for 2021.

**Stock Plans, Health and Welfare Plans, and Retirement Plans**

*2018 Stock Incentive Plan*

The Company currently maintains the 2018 Stock Incentive Plan, which was approved by our Board of Directors on December 19, 2017 and subsequently approved by a majority of our stockholders by written consent on December 20, 2017. The 2018 Stock Incentive Plan became effective on January 17, 2018, and there were originally 138,729 shares of our Common Stock reserved for issuance under our 2018 Stock Incentive Plan. On December 31, 2021, the shareholders of the Company approved our Amended and Restated 2018 Stock Incentive Plan, increasing the number of shares of Common Stock reserved for issuance from an original 138,729 shares to 892,404, which amendment and restatement was subsequently rescinded by the Company following a lawsuit that was filed against the Company alleging that the Company did not properly count the broker non-votes on such matter, and that as a result the 2018 Stock Incentive Plan in its amended and restated form was not properly approved. Although the Company believed that it had meritorious defenses to such suit, the Company determined that it would be less expensive to ask our stockholders to reapprove the amendment and restatement of the 2018 Stock Incentive Plan at the June 27, 2022 Annual Meeting, than to litigate the suit through to vindication of the Company's position. As a consequence, the increased 892,404 share reserve was approved by our stockholders at our 2022 Annual Meeting thereby mooting the lawsuit.

The 2018 Plan is administered by the Compensation Committee of our Board of Directors. Under the 2018 Plan, the Company is authorized to issue shares of our Common Stock to eligible participants in the form of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based on our Common Stock. We did not issue any equity awards under the 2018 Plan during 2022.

*Health and Welfare Plans*

Our named executive officers are eligible to participate in our employee benefits plans, including our medical, dental, vision, life, disability, health and dependent care flexible spending accounts and accidental death and dismemberment benefit plans, in each case on the same basis as all of our other employees.

*Retirement Plan*

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who meet the eligibility requirements may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee and employer contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Pre-tax contributions by participants and contributions that we may make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and all contributions are generally deductible by us when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee is 100% vested in his or her pre-tax deferrals when contributed and any employer contributions vest ratably over four years. The plan provides for a discretionary employer matching contribution; however, we currently do not make any matching contributions to the plan and did not make any matching contributions with respect to the 2022 plan year.

**Other Compensation Policies and Practices**

*Insider Trading Policy*

Our Insider Trading Policy provides that employees, including our executive officers and the members of our Board of Directors, are prohibited from engaging in transactions in our securities if such employee possesses material, non-public information about the Company. In addition, certain persons covered by our Insider Trading Policy must advise our General Counsel before effectuating any transaction in our securities.

*Stock Ownership Guidelines*

On December 19, 2017, our Board of Directors adopted Stock Ownership Guidelines for our non-employee directors, Chief Executive Officer, Chief Financial Officer and our other executive officers who report directly to our Chief Executive Officer, which we refer to here as covered persons. Our Stock Ownership Guidelines provide that within five years after first becoming subject to the guidelines, each covered person should own shares of our Common Stock with a specified fair market value, which is three times the annual retainer fee in the case of non-employee directors, six times annual base salary in the case of our Chief Executive Officer, three times annual base salary in the case of our Chief Financial Officer and one and one-half times annual base salary in the case of all other covered persons. Covered persons must retain their equity until their required ownership amount is met; provided that each covered person is at all times permitted to sell a portion of the shares of our Common Stock underlying his or her equity-based awards to the extent necessary to satisfy any withholding taxes due in connection with such awards. Included in a covered person's ownership amount for purposes of the Stock Ownership Guidelines are (i) one half of the fair market value of the shares of our Common Stock underlying vested stock options (to the extent the fair market value exceeds the applicable exercise price); and (ii) one half of the shares of our Common Stock subject to all vested and deferred restricted stock units. Shares of our Common Stock underlying unvested equity awards are not counted towards determining a covered person's stock ownership.

## Outstanding Equity Awards at Fiscal Year End

The following table contains information regarding outstanding equity awards of Exela held by our named executive officers as of December 31, 2022.

| | Number of securities underlying unexercised options (#) exercisable[1] | Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)[2] | Option exercise price ($) | Option expiration date | Number of shares or units of stock that have not vested (#)[3] | Market value of shares of units of stock that have not vested ($)[3] | Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[4] | Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[5] |
|---|---|---|---|---|---|---|---|---|
| Par Chadha | - | - | - | - | - | - | 425,000 | $ 34,000 |
| Shrikant Sortur | 1,280 | - | $ 358.80 | 8/31/28 | - | - | - | - |
| | 512 | 768 | $ 78.00 | 8/26/29 | - | - | - | - |
| Suresh Yannamani | 1,850 | - | $ 358.80 | 8/31/28 | - | - | - | - |
| | 740 | 1,110 | $ 78.00 | 8/26/29 | - | - | - | - |
| Ronald Cogburn | 1,850 | - | $ 358.80 | 8/31/28 | - | - | - | - |
| | 740 | 1,110 | $ 78.00 | 8/26/29 | - | - | - | - |

(1) The number of shares and exercise price reported reflect the equitable adjustments made to the options to reflect the reverse splits of our shares that have occurred following the date of issue.

(2) The unvested stock options will vest and become exercisable on August 31, 2023, subject to continued employment or service with us through such date.

(3) The named executive officers were not issued any new grants during 2022 and there were no outstanding unit grants held by the named executive officers at the end of 2022.

(4) The Company issued 425,000 performance units to Mr. Chadha in September 2021 that have not vested. For a description of the vesting conditions for Mr. Chadha's performance units please see "- Narrative to Summary Compensation Table - *Letter Agreement with Par Chadha*" above.

(5) Based on $0.08 closing share price of Common Stock on December 30, 2022.

## Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that we would provide to our named executive officers who do not have employment agreements or transition agreements with us in connection with a termination of employment and/or a change in control, assuming the applicable triggering event occurred on December 31, 2022.

For a description of the severance payments and benefits made available to each of Mr. Chadha and Mr. Yannamani, and the amount of severance payments and benefits paid to Mr. Cogburn in connection with his termination of employment, please see "- Narrative to Summary Compensation Table - Executive Employment Agreements - *Letter Agreement with Par Chadha*", "- Narrative to Summary Compensation Table - Executive Employment Agreements – *Employment Agreement with Suresh Yannamani*" and "- Narrative to Summary Compensation Table - Executive Employment Agreements - *Transition Agreement with Ron Cogburn*" above.

## Severance Benefits

Although we have not entered into a written agreement providing Mr. Sortur severance benefits, upon a termination of his employment by us without cause, Mr. Sortur would be eligible for severance benefits pursuant to our current severance policy equal to continued payment of his base salary for a period of three weeks for each year of service, up to a maximum of 16 weeks. Our severance policy may be amended or terminated at any time in our sole discretion.

**Vesting and Settlement of Outstanding Equity Awards**

Our named executive officers hold vested and unvested stock options granted pursuant to our 2018 Plan. The 2018 Plan provides that in the event of a significant "corporate event," as defined therein, each outstanding award will be treated as the administrator determines. In addition, unless otherwise provided in an award agreement, with respect to each outstanding equity award under the 2018 Plan that is assumed or substituted in connection with a change in control, the vesting, payment, purchase or distribution of such award may not be accelerated by reason of the change in control for any award holder unless the award holder experiences an involuntary termination as a result of the change in control. For these purposes, an award holder will be deemed to experience an involuntary termination as a result of a change in control if the award holder experiences a termination other than for cause, or otherwise experiences a termination under circumstances which entitle the award holder to mandatory severance payment(s) pursuant to applicable law.

**Director Remuneration**

*Director Compensation Table*

The following table sets forth information concerning director compensation for services performed during the year ended December 31, 2022.

| Name | Fees earned or paid in cash ($)[1] | | All other Compensation ($)[2] | | Total ($) | |
|---|---|---|---|---|---|---|
| Martin Akins | $ | 239,500 | $ | 101,062 | $ | 340,562 |
| Marc Beilinson | $ | 887,000 | $ | 101,062 | $ | 988,062 |
| Sharon Chadha | $ | 227,000 | $ | 22,423 | $ | 249,423 |
| J. Coley Clark | $ | 259,500 | $ | 101,062 | $ | 360,562 |
| John Rexford [3] | $ | 146,333 | $ | 101,062 | $ | 247,395 |
| James Reynolds | $ | 552,344 | | - | $ | 552,344 |
| William Transier | $ | 887,000 | | - | $ | 887,000 |

(1) In August 2022, the Compensation Committee had recommended, and the Board approved, a special bonus in the amount of $500,000 for each of Messrs. Beilinson and Transier for the additional substantial and unexpected burdens faced by them in dealing with strategic transactions and capital transactions during the course of their tenure as Board members. These bonuses have been declared, but have not yet been paid and are expected to be paid in 2023.

(2) Pursuant to the 2021 Non-Employee Director Compensation Policy, each of the above listed Directors was given the option, subject to the approval of the amendment to the 2018 Stock Incentive Plan, to receive equity valued at $110,000 or an equivalent amount of cash for their 2021 service on the Board (with Mrs. Chadha receiving a prorated award given her service began in October 2021). Messrs. Reynolds and Transier elected to receive this amount in cash, which was paid in February 2022. Compensation in respect of these awards (cash and equity) was already reported for 2021. The stock awards vested on the first business day of January 2022, however the delivery of shares under the 2018 Stock Incentive Plan to settle such restricted stock units was rescinded to address the shareholder lawsuit described above. The Compensation Committee determined in August 2022 to settle those restricted stock awards in cash rather than equity. At the same time, the Compensation Committee recommended that the Board approve, and the Board approved, a one-time cash payment payable to each director that had elected to receive such 2021 equity awards in stock equal to the difference between (x) the value they would have received had their award been settled in cash on January 3, 2022 and (y) the actual cash value received upon the settlement of the award (the "True-Up Payments") as follows:

| Name | 2021 Vested RSU Cash Settlement | | True-Up Payments | |
|---|---|---|---|---|
| Martin Akins | $ | 8,938 | $ | 101,062 |
| Marc Beilinson | $ | 8,938 | $ | 101,062 |
| Sharon Chadha | $ | 1,983 | $ | 22,423 |
| J. Coley Clark | $ | 8,938 | $ | 101,062 |
| John Rexford | $ | 8,938 | $ | 101,062 |
| Par Chadha | $ | 11,374 | $ | 128,626 |

Mr. Chadha did not receive additional compensation for his service as a director during 2022 however, his True-Up Payment which was based on an initial $140,000 Chairman grant for 2021 is included under the All Other Compensation column for 2022 in the Summary Compensation Table above.

Mr. Cogburn did receive Board compensation following his stepping down as Chief Executive Officer in May 2022, however his Board compensation is included in his salary information above. Descriptions of Mr. Chadha's and Cogburn's total compensation can be found under "Executive Compensation" above.

(3) Mr. Rexford resigned from the Board and its Committees in August 2022.

*Restricted Stock Units Outstanding*

| Name | Aggregate Number of Restricted Stock Units Outstanding as of December 31, 2022[1] |
|---|---|
| Sharon Chadha | 1,515 |

(1) Mrs. Chadha received a restricted stock award for 4,545 shares upon joining the Board, which vests in equal installments immediately prior to the first, second and third Annual Meetings subsequent to October 11, 2021 (thus two-thirds of such shares have vested). No other members of the Board had outstanding equity awards at the end of 2022 other than Messrs. Chadha and Cogburn as described above in the Outstanding Equity Awards at Fiscal Year Table.

*Non-Employee Director Cash Compensation Policy*

In February 2020, our Compensation Committee retained the services of an independent compensation consultant, Pearl Meyer, to develop alternatives to granting equity awards as part of our non-employee director compensation policy given the significant decline to the per share price of our Common Stock since our non-employee director compensation policy was first adopted and the dilution that would be caused by adhering to our prior policy. Based on information provided by Pearl Meyer, the Board approved changes to our director compensation policy to provide that there would be no further equity awards granted to our non-employee directors and all compensation payable under our non-employee director compensation policy would be delivered solely in cash.

In March 2021, the Compensation Committee recommended and the Board approved a new non-employee director compensation policy for 2021 (which was amended with clarifying amendments in August 2021) designed to provide equity in lieu of cash once the shareholders approved additional shares for the 2018 Stock Incentive Plan.

In August 2022, with many of the same factors present as in early 2020, the Board approved, on the recommendation of the Compensation Committee, a new all cash non-employee director compensation policy for 2022 that was based on the 2020 Non-Employee Director Compensation Plan.

| Name | Annual Retainer |
|---|---|
| Annual Cash Retainer for Board Membership | $ 207,000[1] |
| Audit Committee Member (other than the Chair) | $ 20,000 |
| Audit Committee Chair | $ 52,500 |
| Compensation Committee Member (other than the Chair) | $ 12,500 |
| Compensation Committee Chair | $ 20,000 |
| Nominating and Corporate Governance Committee Member (other than the Chair) | $ 12,500 |
| Nominating and Corporate Governance Committee Chair | $ 20,000 |
| Corporate Social Responsibility Committee Chair | $ 20,000 |
| Corporate Social Responsibility Committee Member (other than the Chair) | $ 12,500 |
| Strategic Planning Committee Member | $ 180,000[2] |

(1) In addition, each non-employee director, will receive a payment of (x) five thousand dollars ($5,000) for each day in which such director is required to spend more than four (4) hours addressing matters that are outside of routine board matters and (y) an additional payment of two thousand five hundred dollars ($2,500) for each day in which such director is required to spend more than eight (8) hours addressing matters that are outside of routine board matters.

(2) The members of the Strategic Planning Committee receive an annual fee of $180,000 in lieu of all other Committee compensation that might otherwise be payable to them in respect of committee service.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

**Principal Holders of Common Stock**

Based upon public filings and other information available to the Company, as of April 28, 2023, the Company is not aware of any person who may be deemed to be a beneficial owner of 5% or more of the outstanding shares of Common Stock because they possessed or shared voting or investment power with respect to the shares of Common Stock.

**Common Stock Ownership by Directors and Executive Officers**

The following table presents the number of shares of Common Stock beneficially owned by the directors, the nominees for director, the named executive officers and all directors, nominees for director and named executive officers as a group as of April 28, 2023. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership (1) | Percent of Class (1) |
|---|---|---|
| Par S. Chadha(2) | 681,940 | * |
| Sharon Chadha(3) | 681,940 | * |
| James G. Reynolds(4) | 61,143 | * |
| Martin P. Akins(5) | 5,824 | * |
| Marc A. Beilinson(6) | 5,058 | * |
| J. Coley Clark(7) | 4,008 | * |
| William L. Transier(8) | 8,250 | * |
| Ronald C. Cogburn(9) | 8,998 | * |
| Shrikant Sortur(10) | 6,644 | * |
| Suresh Yannamani (11) | 13,201 | * |
| All directors, named executive officers and other executive officers as a group (13 persons) | 815,509 | * |

\*     Represents holdings of less than one percent.

(1) Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Securities Exchange Act of 1934 and is based upon the 1,274,204,054 shares of Common Stock outstanding as of April 28, 2023. Shares of our Common Stock issuable upon exercise of options, warrants, vesting of restricted stock units or other rights or the conversion of other convertible securities beneficially owned that are exercisable or convertible within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding such securities and rights and all executive officers and directors as a group. For purposes of this table, Series A Perpetual Convertible Preferred Stock ("Series A Preferred Stock") converting at a rate of 0.0272 per share and Series B Preferred Stock converting at a rate of 1.035 per share as of April 28, 2023 and held by the applicable holder are reported on an as converted to Common Stock basis.

(2) Mr. Chadha individually owns 70,921 shares. Mr. Chadha is a member of HGM (as defined below) or its affiliates and may be deemed to beneficially own the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock beneficially owned by HandsOn Global Management, LLC and its affiliates, including Adesi 234 LLC, HandsOn 3, LLC, HOF 2 LLC, and HOVS LLC (collectively, "HGM") under Rule 13d-3. By virtue of his control of HGM, Mr. Chadha, may be deemed to beneficially own, and the table above reflects, shares of Common Stock attributable to HGM, in addition to shares of Common Stock issuable upon conversion of 1,412,897 shares of the Series A Preferred Stock and 535,262 shares of the Series B Preferred Stock held by HGM. In addition, Mr. Chadha may also be deemed to beneficially own the shares beneficially owned by Mrs. Chadha, which shares are also included in his total in the table above.

(3) Mrs. Chadha individually owns 1,515 shares of Common Stock and is eligible to receive 1,515 shares upon vesting RSUs at the next annual meeting. Her shares may be deemed to be included in the numbers of shares attributed to Mr. Chadha due to their marriage (and have been included in his total above), and due to their marriage, Mrs. Chadha may be deemed to beneficially own the shares controlled by him, thus she reports the same number of shares as Mr. Chadha without duplication in the total.

(4) Shares reported include shares issuable upon conversion of 114,770 shares of Series A Preferred Stock and 37,500 shares of Series B Preferred Stock. Except for any shares of Common Stock owned individually by Mr. Reynolds and vested options to purchase 2,590 shares of Common Stock, shares are held by SoNino LLC, which Mr. Reynolds controls.

(5) Shares reported include shares issuable upon conversion of 1,270 shares of Series B Preferred Stock. Mr. Akins owns certain shares of Common Stock jointly with his spouse, which he is deemed to beneficially own.

(6) Shares reported include shares issuable upon conversion of 1,425 shares of Series B Preferred Stock.

(7) Shares reported include shares issuable upon conversion of 1,131 shares of Series B Preferred Stock.

(8) Shares reported include shares issuable upon conversion of 2,000 shares of Series B Preferred Stock. Shares reported were purchased through T2 Interests, Ltd., a limited partnership of which Mr. Transier and his spouse are the sole limited partners and of which T2 GP, Inc., an entity wholly owned by them, is the sole general partner.

(9) Shares reported include vested options to purchase 2,590 shares of Common Stock and shares issuable upon conversion of 10,494 shares of Series A Preferred Stock and 3,847 shares of Series B Preferred Stock.

(10) Shares reported include vested options to purchase 1,792 shares of Common Stock and shares issuable upon conversion of 393 shares of Series A Preferred Stock and 1,366 shares of Series B Preferred Stock.

(11) Shares reported include vested options to purchase 2,590 shares of Common Stock and shares issuable upon conversion of 17,836 shares of Series A Preferred Stock and 9,784 shares of Series B Preferred Stock.

*Series A Preferred Stock*

The following table presents the number of shares of Series A Preferred Stock beneficially owned by the directors, the named executive officers and all directors, named executive officers as a group as of April 28, 2023. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership | Percent of Class (1) |
|---|---|---|
| Par S. Chadha(2) | 1,412,897 | 50.9% |
| Sharon Chadha(2) | 1,412,897 | 50.9% |
| James G. Reynolds(3) | 114,770 | 4.1% |
| Martin P. Akins | - | - |
| Marc A. Beilinson | - | - |
| J. Coley Clark | - | - |
| William L. Transier(4) | - | - |
| Ronald C. Cogburn | 10,494 | * |
| Shrikant Sortur | 393 | * |
| Suresh Yannamani | 17,836 | |
| All directors, named executive officers and other executive officers as a group (13 persons) | 1,559,795 | 56.1% |

\* Represents holdings of less than one percent.

(1) Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Exchange Act and is based upon the 2,778,111 shares of Series A Preferred Stock outstanding as of April 28, 2023.

(2) Includes 1,412,897 shares owned by HGM.

(3) Shares are held by SoNino LLC, which Mr. Reynolds controls.

*Series B Preferred Stock and Tandem Preferred Stock*

The following table presents the number of shares of Series B Preferred Stock and Tandem Preferred Stock beneficially owned by the directors, the named executive officers and all directors, named executive officers as a group as of April 28, 2023. Individuals have sole voting and dispositive power over the stock unless otherwise indicated in the footnotes.

| Name of Individual | Ownership | Percent of Class (1) |
|---|---|---|
| Par S. Chadha(2) | 550,340 | 18.2% |
| Sharon Chadha(2) | 550,340 | 18.2% |
| James G. Reynolds(3) | 37,500 | 1.2% |
| Martin P. Akins | 1,270 | * |
| Marc A. Beilinson | 1,425 | * |
| J. Coley Clark | 1,131 | * |
| William L. Transier(4) | 2,000 | * |
| Ronald C. Cogburn | 3,847 | * |
| Shrikant Sortur | 1,366 | * |
| Suresh Yannamani | 9,784 | * |
| All directors, named executive officers and other executive officers as a group (13 persons) | 613,198 | 20.2% |

* Represents holdings of less than one percent.

(1) Percent of class refers to percentage of class beneficially owned as the term "beneficial ownership" is defined in Rule 13d-3 under the Exchange Act and is based upon the 3,029,900 shares of Series B Preferred Stock outstanding as of April 28, 2023.

(2) Includes 535,262 shares owned by HGM.

(3) Shares are held by SoNino LLC, which Mr. Reynolds controls.

(4) Shares reported were purchased through T2 Interests, Ltd., a limited partnership of which Mr. Transier and his spouse are the sole limited partners and of which T2 GP, Inc., an entity wholly owned by them, is the sole general partner.

*Equity Compensation Plan Information*

Refer to Part II, Item 5 of the Original Report for information regarding the 2018 Stock Plan.

**Item 13. Certain Relationships and Related Transactions and Director Independence**

**Certain Relationships and Related Transactions**

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, the chairman of the audit committee. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our stockholders' best interests. Related persons include our major stockholders and directors and officers, as well as immediate family members of directors and officers.

Exela participated in the following transactions with related persons that are required to be reported under the SEC's rules:

*Relationship with HandsOn Global Management*

The Company incurred reimbursable travel expenses to HOVS LLC and HandsOn Fund 4 I, LLC (collectively, and together with certain of their affiliated entities managed by HandsOn Global Management LLC, including such entity, "HGM") of less than $0.1 million, less than $0.1 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Certain members of our Board, including our Executive Chairman, Par Chadha, Sharon Chadha, Ron Cogburn, and James Reynolds are, have been, or may be deemed to be affiliated with HGM.

Pursuant to a master agreement dated January 1, 2015 between Rule 14, LLC, a portfolio company of HGM, and a subsidiary of the Company, the Company incurs marketing fees to Rule 14, LLC. Similarly, the Company is party to ten master agreements with entities affiliated with HGM's managed funds, each of which were entered into during 2015 and 2016. Each master agreement provides the Company with use of certain technology and includes a reseller arrangement pursuant to which the Company is entitled to sell these services to third parties. Any revenue earned by the Company in such third-party sales is shared 75%/25% with each of HGM's venture affiliates in favor of the Company. The brands Zuma, Athena, Peri, BancMate, Spring, Jet, Teletype, CourtQ and Rewardio are part of the HGM managed funds. The Company has the license to use and resell such brands, as described in the master agreements. The Company incurred fees relating to these agreements of $6.9 million, $5.7 million, and $1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Certain operating companies lease their operating facilities from HOV RE, LLC and HOV Services Limited, which are affiliates under common control with HGM. The rental expense for these operating leases was $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, HOV Services, Ltd. provides the Company data capture and technology services. The expense recognized for these services was approximately $1.5 million, $1.3 million, and $1.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. These expenses are included in cost of revenue in the consolidated statements of operations.

Certain premium payments, secondary offering fees and legal expenses were reimbursed to Ex-Sigma 2, LLC, our principal stockholder at the Closing of the Novitex Business Combination ("Ex-Sigma 2"), pursuant to the terms of the Consent, Waiver and Amendment dated June 15, 2017, by and among the Company, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., SourceHOV, Novitex, Novitex Parent, L.P., Ex Sigma LLC, HOVS LLC and HandsOn Fund 4 I, LLC, amending the Novitex Business Combination agreement (the "Consent, Waiver and Amendment"). These expenses are included in related party expense in the consolidated statements of operations. The Company recorded related party expenses of $0.3 million for the year ended December 31, 2020 for reimbursable legal expenses of Ex-Sigma 2.

The Company made payments totaling $5.6 million to Ex-Sigma 2 during the fourth quarter of 2019. Separately, the Company determined it was obligated to reimburse premium payments of $6.9 million made by Ex-Sigma 2 on the Margin Loan under the terms of the Consent, Waiver and Amendment. Pursuant to a written settlement agreement entered into in June 2020, Ex-Sigma, SourceHOV and the Company agreed that the $5.6 million of payments made during the fourth quarter of 2019 would be accepted to fully discharge the Company's obligation to reimburse Ex-Sigma 2 for the $6.9 million of premium payments. The Company recorded the difference of $1.3 million between the obligation amount and the settlement amount as an increase to additional paid in capital in the consolidated statements of stockholders' deficit for the year ended December 31, 2020.

*Consulting Agreement*

The Company receives services from Oakana Holdings, Inc. The Company and Oakana Holdings, Inc. are related through a family relationship between certain shareholders and the president of Oakana Holdings, Inc. The expense recognized for these services was approximately less than $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Subscription Agreements*

During the year ended December 31, 2021, the Company entered into separate subscription agreements with five of its directors. Pursuant to these subscription agreements, the Company issued and sold 3,125, 7,936, 3,174, 3,968 and 1,984 shares of Common Stock of the Company to Sharon Chadha, Par Chadha, Martin Akins, J. Coley Clark and John Rexford, respectively, for a purchase price of $0.1 million, $0.2 million, less than $0.1 million, $0.1 million and less than $0.1 million, respectively.

On July 21, 2022, the Company entered into a subscription agreement with its Executive Chairman. Pursuant to this subscription agreement, on August 11, 2022, the Company issued and sold 70,921 shares of Common Stock of the Company to Par Chadha for a purchase price of $0.1 million.

*Subscription, Voting and Redemption Agreement*

On May 19, 2022, the Company issued 1,000,000 shares of special voting preferred stock, par value $0.0001 per share ("Redeemable Special Voting Preferred Stock") at par value of $100 to GP-HGM LLC, an entity affiliated with the Executive Chairman of the Company, pursuant to a certain subscription, voting and redemption agreement (the "Subscription, Voting and Redemption Agreement"). The Company designated 1,000,000 shares of its authorized and unissued preferred stock as special voting preferred stock and filed a certificate of designations, preferences, rights and limitations for the special voting preferred stock. The Executive Chairman of the Company was the designated manager of GP-HGM LLC. As a sole holder of the Redeemable Special Voting Preferred Stock, GP-HGM LLC was entitled to 20,000 votes per share, to be voted together and in proportion with the holders of the Company's voting capital stock as a single class at the Company's 2022 annual meeting of the stockholders on two specific proposals: (a) approval of the adoption of an amendment to the Company's certificate of incorporation to effect a reverse split of its outstanding Common Stock (the "Reverse Stock Split Proposal") and (b) approval of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of preferred stock from 20,000,000 shares to 40,000,000 shares (the "Preferred Stock Increase Proposal"). The shares of Redeemable Special Voting Preferred Stock were redeemed at par on June 28, 2022.

*Employment Relationships*

We have entered into the following related party employment relationships: Matt Reynolds, the brother of James Reynolds, our former chief financial officer and current director, is employed as our Vice President—Finance, and received a base salary of $169,067 for 2022; Andrej Jonovic, the son-in-law of the Executive Chairman and Mrs. Chadha, is employed as our Executive Vice President, Business Strategy and Corporate Affairs, and received a base salary of $408,140 for 2022. Neither of Messrs. Reynolds or Jonovic has received a bonus or incentive based compensation in respect of their services during 2022.

**Director Independence**

The Company's Common Stock is listed on Nasdaq, and the Company is required to comply with the Nasdaq listing requirements regarding independent directors. Under Nasdaq's Marketplace Rules, the definition of an "independent director" is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq rules a director (A) who at any time during the past three years was employed by the Company or (B) who accepted, or who has a family member who accepted, compensation from the Company in excess of $120,000 (other than compensation for board and committee service, compensation paid to a family member who is an employee (other than an executive officer), benefits under a tax-qualified retirement plan, or non-discretionary compensation) during any period of twelve consecutive months within the three years preceding the determination of independence, shall not be considered independent.

Our Board of Directors has reviewed the Nasdaq rules and such information as the Board has deemed appropriate for purposes of determining whether any of the directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, including the beneficial ownership by our directors of Common Stock (see "Ownership of Common Stock-Common Stock Ownership by Directors and Executive Officers") and transactions between the Company, on the one hand, and our directors and their affiliates, on the other hand (see "Certain Relationships and Related Party Transactions"). Based on such review, the Board of Directors has determined that we have four "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules: Messrs. Akins, Beilinson, Clark and Transier. Non-management directors meet periodically in executive session without members of the Company's management at the conclusion of regularly scheduled Board meetings. In addition, Messrs. Akins, Beilinson, Clark and Transier qualify as independent directors for the purpose of serving on the audit committee of the Company under SEC rules, if they are appointed to do so (Messrs. Transier, Beilinson, and Clark being the current members of the audit committee).

On August 10, 2022, our former director, John Rexford, resigned from the Board of the Company and all committees of the Board. Mr. Rexford did not resign due to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company notified Nasdaq that as a result of Mr. Rexford's resignation from the Company's Board, the Company was no longer in compliance with Nasdaq Listing Rule 5605(b)(1), which requires the Company's Board to be composed of a majority of independent directors. Pursuant to Nasdaq Listing Rule 5605(b)(1)(A), the Company is entitled to a cure period to regain compliance with Listing Rule 5605(b)(1), which cure period will expire upon the earlier of the Company's next annual stockholders' meeting and August 10, 2023. The Company expects to be compliant with the Board composition requirements of Nasdaq Listing Rule 5605(b)(1) by or before the end of the cure period.

## Item 14. Principal Accountant Fees and Services

KPMG has been our principal accountant for the last three fiscal years.

Pursuant to its charter, the Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Company's independent registered public accounting firm. In addition to assuring the regular rotation of the lead audit partner as required by law, the Audit Committee is involved in the evaluation of the lead audit partner and considers whether there should be regular rotation of the independent registered public accounting firm.

The Audit Committee is also required to review and pre-approve all of the audit and non-audit services to be performed by the Company's independent registered public accounting firm, including the firm's engagement letter for the annual audit of the consolidated financial statements and internal controls over financial reporting of the Company, the proposed fees in connection with such audit services, and any additional services that management chooses to hire the independent auditors to perform. Additionally, the Audit Committee can establish pre-approval policies and procedures with respect to the engagement of the Company's independent registered public accounting firm for non-audit services. In accordance with the Audit Committee Charter, all of the foregoing audit and non-audit fees paid to, and the related service provided by, KPMG were pre-approved by the Audit Committee.

### Services

KPMG and its affiliates provided services consisting of the audit of the annual consolidated financial statements and internal controls over financial reporting of the Company, review of the quarterly financial statements of the Company, accounting consultations and consents and other services related to SEC filings by the Company and its subsidiaries and other pertinent matters and other permitted services to the Company.

### Audit Fees

The aggregate fees billed or expected to be billed by KPMG for professional services rendered for the audit of the Company's annual consolidated financial statements, the audit of the Company's internal controls over financial reporting, the reviews of the condensed consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and accounting research and consultation related to the audits and reviews totaled approximately $8.7 million and $7.2 million for fiscal years ended 2021 and 2022, respectively. These fees were pre-approved by the Audit Committee.

### Audit-Related Fees

The aggregate fees billed by KPMG for audit-related services for the fiscal years ended 2021 and 2022 were $0.5 million and less than $0.1 million, respectively. These fees related to reimbursement of out-of-pocket expenses related to certain legal matters were pre-approved by the Audit Committee.

**Tax Fees**

The aggregate fees billed by KPMG for tax services for the fiscal year ended 2021 was less than $0.1 million. These fees related to local tax compliance and consulting were pre-approved by the Audit Committee. There were no fees billed by KPMG for tax services for the fiscal year ended 2022.

**All Other Fees**

The aggregate fees billed by KPMG for services rendered to the Company other than the services described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees" for the fiscal year ended 2021 and 2022 was less than $0.1 million which were related to the Company's customer learning portal in 2021 and 2022 and financial due diligence advisory services in India in 2021.

In its approval of these non-audit services, the Audit Committee has considered whether the provision of non-audit services is compatible with maintaining KPMG's independence.


Auditor Name: KPMG LLP
Auditor Location: Detroit, Michigan
PCAOB ID: 185

* * *

**PART IV**


**Item 15. Exhibits**

Exhibits. The following exhibits are included herein or incorporated herein by reference:

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 2.1 | Novitex Business Combination Agreement, dated as of February 21, 2017, by and among Quinpario Acquisition Corp. 2, Quinpario Merger Sub I, Inc., Quinpario Merger Sub II, Inc., Novitex Holdings, Inc., SourceHOV Holdings, Inc., Novitex Parent, L.P., HOVS LLC and HandsOn Fund 4 I, LLC (2) | |
| 3.1 | Restated Certificate of Incorporation, dated July 12, 2017 (4) | |
| 3.2 | Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Exela Technologies, Inc., effective January 25, 2021 (12) | |
| 3.3 | Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.4 | Third Amended and Restated Bylaws. (22) | |
| 3.5 | Amendment to Bylaws of Exela Technologies, Inc. (24) | |
| 3.6 | Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (4) | |
| 3.7 | Certificate of Decrease of Series A Perpetual Convertible Preferred Stock. (22) | |
| 3.8 | Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock, dated March 10, 2022. (20) | |
| 3.9 | Certificate of Increase of Authorized Number of Shares of Series B Cumulative Convertible Perpetual Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.10 | Certificate of Decrease of Series B Perpetual Convertible Preferred Stock. (27) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 3.11 | Certificate of Designations, Preferences, Rights and Limitations of Tandem Preferred Stock. (22) | |
| 3.12 | Certificate of Increase of Authorized Number of Shares of Tandem Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.13 | Certificate of Decrease of Tandem Preferred Stock. (27) | |
| 3.14 | Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock. (22) | |
| 3.15 | Certificate of Elimination of Special Voting Preferred Stock of Exela Technologies, Inc., effective July 25, 2022. (25) | |
| 3.16 | Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock. (27) | |
| 4.1 | Specimen Common Stock Certificate (1) | |
| 4.2 | Specimen Warrant Certificate (1) | |
| 4.3 | Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1) | |
| 4.4 | Form of Common Stock Purchase Warrant (13) | |
| 4.5 | Indenture, dated July 12, 2017, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, the Subsidiary Guarantors set forth therein and Wilmington Trust, National Association, as Trustee (4) | |
| 4.6 | First Supplemental Indenture, dated July 12, 2017, by and among Exela Intermediate LLC and Exela Finance Inc., as Issuers, the Subsidiary Guarantors set forth therein and Wilmington Trust, National Association, as Trustee (4) | |
| 4.7 | Second Supplemental Indenture, dated May 20, 2020, by and among Exela Intermediate LLC and Exela Finance Inc., as Issuers, Merco Holdings, LLC as Subsidiary Guarantor and Wilmington Trust, National Association, as Trustee. (10) | |
| 4.8 | Third Supplemental Indenture, dated as of December 1, 2021, by and among Exela Intermediate LLC, Exela Finance Inc. and Wilmington Trust, National Association, as trustee (17) | |
| 4.9 | Indenture, dated December 9, 2021, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, the Subsidiary Guarantors set forth therein and U.S.Bank, National Association, as Trustee. (19) | |
| 4.10 | Supplemental Indenture, dated December 20, 2021, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, and U.S. Bank, National Association, as Trustee. (19) | |
| 4.11 | Second Supplemental Indenture, dated February 24, 2022, by and among Exela Intermediate LLC and Exela Finance Inc. as Issuers, and U.S. Bank, National Association, as Trustee. (19) | |
| 4.12 | At Market Issuance Sales Agreement, dated September 30, 2021, by and among Exela Technologies, Inc. and B. Riley Securities, Inc., BNP Paribas Securities Corp., Cantor Fitzgerald & Co., Mizuho Securities USA LLC and Needham & Company, LLC (16) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 4.13 | Description of Securities (1) | |
| 10.1 | Modification Agreement, dated as of June 15, 2017 (3) | |
| 10.2 | Amended & Restated Registration Rights Agreement, dated July 12, 2017, by and among the Company and the Holders (4) | |
| 10.3 | Securities Purchase Agreement (13) | |
| 10.4 | Registration Rights Agreement (13) | |
| 10.5 | First Lien Credit Agreement, dated July 12, 2017, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, the Lenders Party Thereto, Royal Bank of Canada, RBC Capital Markets, Credit Suisse Securities (USA) LLC, Natixis, New York Branch and KKR Capital Markets LLC (4) | |
| 10.6 | First Amendment to First Lien Credit Agreement, dated July 13, 2018, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, the Lenders Party Thereto, Royal Bank of Canada, RBC Capital Markets, Credit Suisse Securities (USA) LLC, Natixis, New York Branch and KKR Capital Markets LLC (5) | |
| 10.7 | Second Amendment to First Lien Credit Agreement, dated as of April, 16, 2019, by and among Exela Intermediate Holdings LLC, Exela Intermediate, LLC, each Subsidiary Loan Party listed on the signature pages thereto, Royal Bank of Canada, as administrative agent, and each of the lenders party thereto. (6) | |
| 10.8 | Transition Agreement, dated as of May 15, 2020, by and between Exela Technologies, Inc. and James G. Reynolds. (10) | |
| 10.9 | Transition Agreement, dated as of March 31, 2022, by and between Exela Technologies, Inc. and Ronald C. Cogburn. (21) | |
| 10.10 | Third Amendment to First Lien Credit Agreement and First Amendment to Collateral Agency and Security Agreement (First Lien), dated as of May 15, 2020, by and among Exela Intermediate Holdings LLC, Exela Intermediate LLC, each Subsidiary Loan Party thereto, the Lenders party thereto and Wilmington Savings Fund Society, FSB (9) | |
| 10.11 | Fourth Amendment to First Lien Credit Agreement, dated as of December 9, 2021. (19) | |
| 10.12 | Revolving Loan Exchange and Prepayment Agreement, dated March 7, 2022, by and among Exela Intermediate Holdings, LLC, Exela Intermediate LLC, and the revolving lenders party thereto. (19) | |
| 10.13 | Loan and Security Agreement, dated as of December 10, 2020, by and among the Borrower, the Company, as initial servicer, Alter Domus (US) LLC, as administrative agent and the lenders from time to time party thereto. (12) | |
| 10.14 | First Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among Parent SPE, and certain other indirect, wholly-owned subsidiaries of the Company listed therein, and the Company, as initial servicer. (11) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 10.15 | Amended and Restated First Tier Receivable Purchase and Sale Agreement, dated as of June 17, 2022, by and among Parent SPE, and certain other indirect, wholly-owned subsidiaries of the Company listed therein, and the Company, as initial servicer. (23) | |
| 10.16 | Second Tier Receivables Purchase and Sale Agreement, dated as of December 17, 2020, by and among, the Borrower, the Parent SPE and the Company, as initial servicer, pursuant to which the Parent SPE has sold or contributed and will sell or contribute to the Borrower certain receivables and related assets in consideration for a combination of cash and equity in the Borrower SPE (11) | |
| 10.17 | Amended and Restated Second Tier Receivables Purchase and Sale Agreement, dated as of June 17, 2022, by and among, the Seller, the Parent SPE and the Company, as initial servicer, pursuant to which Parent SPE has sold or contributed and will sell or contribute to the Seller certain receivables and related assets in consideration for a combination of cash and equity in the Seller. (23) | |
| 10.18 | Amended and Restated Receivables Purchase Agreement, dated as of June 17, 2022, by and among the Seller, the Purchasers, PNC Bank, National Association, as administrative agent and the Company, as initial servicer. (23) | |
| 10.19 | Amended and Restated Sub-Servicing Agreement, dated as of June 17, 2022, by and among the Company as initial servicer, and BancTec, Inc., Economic Research Services, Inc., Exela Enterprise Solutions, Inc., SourceHOV Healthcare, Inc., United Information Services, Inc., HOV Enterprise Services, Inc., HOV Services, Inc., HOV Services, LLC, J&B Software, Inc., Novitex Government Solutions, LLC, Regulus Group II LLC, Regulus Group LLC, Regulus Integrated Solutions LLC, SourceCorp BPS Inc., Sourcecorp Management, Inc., as sub-servicers. (23) | |
| 10.20 | Amended and Restated Pledge and Guaranty, dated as of the June 17, 2022, between the Parent SPE and PNC Bank, National Association, the administrative agent. (23) | |
| 10.21 | Performance Guaranty, dated as of December 17, 2020, between the Company, as performance guarantor, and Alter Domus (US) LLC, as the administrative agent. (11) | |
| 10.22 | Amended and Restated Performance Guaranty, dated as of June 17, 2022, between the Company, as performance guarantor, and PNC Bank, National Association, as administrative agent. (23) | |
| 10.23 | Second Amendment to Loan Agreement, dated April 11, 2021 (14) | |
| 10.24 | Amended and Restated Secured Promissory Note, dated as of December 7, 2021 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |
| 10.25 | Amendment No. 1 to Amended and Restated Secured Promissory Note, dated as of January 13, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 10.26 | Amendment No. 2 to Amended and Restated Secured Promissory Note, dated as of March 31, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC. (21) | |
| 10.27 | Amendment No. 3 to Amended and Restated Secured Promissory Note, dated as of May 9, 2022 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC.(26) | |
| 10.28 | Amended and Restated Exela Technologies Inc. 2018 Stock Incentive Plan.(18) | |
| 10.29 | Form of Option Grant Notice and Agreement under the Exela Technologies Inc. 2018 Stock Incentive Plan. (7) | |
| 10.30 | Form of Restricted Stock Unit Grant and Agreement under the Exela Technologies Inc. 2018 Stock Incentive Plan. (7) | |
| 10.31 | Exela Technologies, Inc. Executive Officer Annual Bonus Plan. (8) | |
| 10.32 | Letter Agreement dated as of September 14, 2021 by and between Exela Technologies, Inc. and Par Chadha. (15) | |
| 10.33 | Subscription, Voting and Redemption Agreement, dated as of May 19, 2022, by and between Exela Technologies, Inc. and GP-HGM LLC. (22) | |
| 10.34 | Subscription, Voting and Redemption Agreement, dated as of March 7, 2023, by and between Exela Technologies, Inc. and GP-HGM LLC. (27) | |
| 10.35 | Employment Agreement, dated as of July 26, 2022, between Exela Technologies BPA, LLC and Suresh Yannamani. (26) | |
| 21.1 | Subsidiaries of Exela Technologies Inc. | Filed |
| 23.1 | Consent of KPMG LLP | Filed |
| 31.1 | Certification of the Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 | Filed |
| 31.2 | Certification of the Principal Financial and Accounting Officer required by Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 | Filed |
| 32.1 | Certification of the Principal Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 | Furnished |
| 32.2 | Certification of the Principal Financial and Accounting Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 | Furnished |
| 101.INS | Inline XBRL Instance Document | Filed |
| 101.SCH | Inline XBRL Taxonomy Extension Schema | Filed |

| Exhibit No. | Description | Filed or Furnished Herewith |
|---|---|---|
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase | Filed |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase | Filed |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase | Filed |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase | Filed |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101) | |

---

**(1)** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-198988).

**(2)** Incorporated by reference to the Registrant's Current Report on Form 8-K filed on February 22, 2017.

**(3)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on June 21, 2017.

**(4)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on July 18, 2017.

**(5)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on July 17, 2018.

**(6)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on April 17, 2019.

**(7)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on May 10, 2019.

**(8)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on November 12, 2019.

**(9)** Incorporated by reference to the Registrants' Current Report on Form 8-K, filed on May 21, 2020.

**(10)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on August 10, 2020.

**(11)** Incorporated by reference to the Registrants' Current Report on Form 8 K, filed on December 17, 2021.

**(12)** Incorporated by reference to the Registrants' Current Report on Form 8 K, filed on January 25, 2021.

**(13)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 19, 2021.

**(14)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on April 15, 2021.

**(15)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 16, 2021.

**(16)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 30, 2021.

**(17)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on December 2, 2021.

**(18)** Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed on February 16, 2022.

**(19)** Incorporated by reference to the Registrants' Annual Report on Form 10-K, filed on March 16, 2022.

**(20)** Incorporated by reference from Exhibit (a)(1)(N) to Amendment No. 11 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 11, 2022.

**(21)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on May 10, 2022.

**(22)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 19, 2022.

**(23)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 21, 2022

**(24)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 29, 2022.

**(25)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on July 26, 2022.

**(26)** Incorporated by reference to the Registrants' Quarterly Report on Form 10-Q, filed on August 12, 2022.

**(27)** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 13, 2023.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | |
|---|---|
| Dated: | By: /s/ Par Chadha |
| May 1, 2023 | Par Chadha, *Executive Chairman* |

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| Dated: | By: /s/ Par Chadha |
| May 1, 2023 | Par Chadha, <br> *Executive Chairman (Principal Executive Officer)* |
| | |
| Dated: | By: /s/ Shrikant Sortur |
| May 1, 2023 | Shrikant Sortur, *Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)* |
| | |
| Dated: | By: /s/ Martin P. Akins |
| May 1, 2023 | Martin P. Akins, *Director* |
| | |
| Dated: | By: /s/ Marc A. Beilinson |
| May 1, 2023 | Marc A. Beilinson, *Director* |
| | |
| Dated: | By: /s/ Sharon Chadha |
| May 1, 2023 | Sharon Chadha, *Director* |
| | |
| Dated: | By: /s/ J. Coley Clark |
| May 1, 2023 | J. Coley Clark, *Director* |
| | |
| Dated: | By: /s/ Ronald C. Cogburn |
| May 1, 2023 | Ronald C. Cogburn, *Director* |
| | |
| Dated: | By: /s/ James G. Reynolds |
| May 1, 2023 | James G. Reynolds, *Director* |
| | |
| Dated: | By: /s/ William L. Transier |
| May 1, 2023 | William L. Transier, *Director* |

# Exela Solutions & Services

## Foundational Solutions



### Enterprise Information Management

Document Capture Solutions
Cognitive Search & Knowledge Discovery
Business Intelligence
Facility & Fixed Asset Management
Records Management
Release of Information
Fraud, Waste & Abuse Monitoring

---

### Data Science Solutions

InnovAIt
DoqDNA
iExtrakt
Predictive Analytics
Custom DS/AI Services
DSaaS

---

### Hyper Automation and Work from Anywhere (WFA) Services

E-Signature
Robotic Process Automation
Collaborative Project Management

---

### Integrated Communications

Marketing Execution Services
Business Critical Print and Mail
Strategic Sourcing

## Multi-Industry Solutions



### Exela Smart Office

Mail Services & Digital Mailroom
Lobby & Visitor Management
Facility & Conference Room Management
Managed Print Services
Intelligent Lockers

### Liquidity Solutions

Procure-to-Pay (P2P)
Order-to-Cash (O2C)
Record to Report
Financial Planning and Analysis

---

### Enterprise Legal Management

| Services | Products |
|---|---|
| Legal Transaction Support | CourtQ |
| E-Discovery | Jet Legal Research |
| Consulting & Collaborative Services | Remote Online Notary |
| | Jet Redaction |

---

### Exela HR Solutions

| Services | Products |
|---|---|
| Recruitment Process Outsourcing | HCM which includes: |
| Global Payroll Processing | • Exela Applicant Tracking |
| Compensation and Benefit Management | • Exela Assessment |
| HR Business Partner Services | • Spring Benefits Administration |
| OFCCP Compliance | • Lynx (Learning & Development) |
| Learning and Development | • Speakup & Reachout (Anonymous Reporting & Surveys |
| Document Scanning and Digitization | • Org Viewer (Organization Mapping) |

---

### Customer Experience Management

Inbound/Outbound Call Center
Help Desk
Debt Collections
Switchboard/Receptionist Services
Customer Satisfaction and Retention
Issue Tracking

## Industry-Specific Solutions



### Payment Technologies and Services

XBP (Biller and Payer) Exchange
Integrated Receivables
Request to Pay (RtP)

---

### Healthcare Payer Solutions

| | |
|---|---|
| Enrollment Processing | Claims Processing |
| Provider Data Management | Document Management |
| Prior Authorization | Payment Integrity |
| Claims Editing/EDI | Contact Center Services |

---

### Revenue Cycle Management

| | |
|---|---|
| Eligibility Verification | Denials Management |
| Medical Records Mgmt | Medical Lockbox |
| Claims Coding | Revenue Integrity |
| Submission/Editing | Contact Center Services |

# Year in Review: Business Developments

2022-2023

## September 28, 2022

### Suresh Yannamani Promoted to CEO

Exela announced the promotion of Suresh Yannamani to Chief Executive Officer, Exela Technologies BPA, LLC, a subsidiary of Exela.

## October 10, 2022

### Merger with CF Acquisition Corp. VIII

XBP Europe, Inc., the European business of Exela Technologies, Inc. and CF Acquisition Corp. entered into a definitive merger agreement, expected to close in Q1 2023.

## October 25, 2022

### Leader: Medical Coding Operations

Exela recognized as a Leader in the first edition of Everest Group's Medical Coding Operations – PEAK Matrix® Assessment 2023.

## December 23, 2022

### Major Player in RCM Service Solutions

Exela recognized as a Major Player in IDC MarketScape for U.S. RCM Service Solutions 2022-2023 Vendor Assessment.

## April 4, 2023

### Exela Launches Treasury-as-a-Service

Exela announced the launch of Treasury-as-a-Service ("TaaS") solution within the Bills and Payments ("XBP") portfolio.

## April 13, 2023

### Major Player in IDC MarketScape

Exela recognized as a Major Player in IDC MarketScape for Worldwide Finance and Accounting Business Process Services in the Cloud 2023 Vendor Assessment.

## May 15, 2023

### Niche Player in Gartner Magic Quadrant

Gartner positioned Exela as a Niche Player in the Magic Quadrant for Finance and Accounting Business Process Outsourcing for its FAO solution suite for the second year running.

## May 25, 2023

### Leader: Healthcare Payer Operational Transformation

Exela recognized as a Leader in NelsonHall's Healthcare Payer Operational Transformation NEAT Vendor Evaluation for 2023 for the second year running.

## June 20, 2023

### Generative AI Initiatives

Exela integrated generative AI across its products and services augmenting other AI Initiatives. The integration will improve the quality of services and software delivered to its customers globally.

## June 21, 2023

### Nominated for Pay360 Award

Exela is a finalist in the 2023 Pay360 awards in the category: Best Use of Payments Data or AI in Financial Services.

Embracing Complexity.
Delivering Simplicity.SM



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